24



06016320

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Essilor International

*CURRENT ADDRESS



PROCESSED

AUG 28 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04944 FISCAL YEAR 12-31-05

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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DAT : 8/24/06

2005 Annual Report

Different cultures, the same mission


ESSILOR


Research and development center in St. Maur, France

4

RESEARCH AND DEVELOPMENT CENTERS, DRIVING SCIENTIFIC PROGRESS

From the invention of the first Varilux lens in 1953 to the launch of the Varilux Physio in 2006, Essilor has always been on the leading edge of innovation. Allocating nearly 5% of revenue to research and development, the Company holds 3,300 patents in its Lens and Instruments businesses.

Investment in research, development and engineering*

(in € millions)



2005
115
2004
108
2003
105

* *Net of royalties*

Number of new products



2005
50
2004
40
2003
30

50% of revenue is generated by products that are less than five years old and 30% by innovations less than three years old.



Bataan plant in the Philippines

16

PRODUCTION FACILITIES PREPARED TO MEET THE CHALLENGE OF MASS CUSTOMIZATION

With 290,000 different stock-keeping units to manage and 195 million lenses produced in 2005, Essilor must respond to new challenges every day. To do so, the Company is supported by highly competitive production facilities and a supply chain unlike any other in the world.

Number of lenses produced



2005 production by region


Europe
Asia
Americas 32%

Production facilities by region


North America
Europe
Asia Pacific
South America



Prescription laboratory in Warsaw

215

PRESCRIPTION LABORATORIES LEVERAGING A FULL RANGE OF TECHNOLOGIES

ustomize and coat nearly 200,000 lenses a day, Essilor deploys a broad range of nologies and skills within its prescription laboratories. They constitute a vital link etween production plants and eye-care professionals who place orders with them personalized lenses.

Prescription laboratories by region



129
North
America
42
Europe
40
Asia-Pacific
4
Latin
America

aboratories: a key step in lens customization and finishing



Plants
Mass production of finished and semi-finished lenses
Semi-finished lenses
Prescription laboratories
Customized lens surfacing and finishing
inished lenses
Customer outlets
Independent opticians and optometrists, central purchasing agencies, cooperatives and integrated optical chains

Flows

Distribution centers

- Reception of finished and semi-finished lenses


A-03
A-02
A-01

Distribution center, Columbus, Ohio (US)

26,534

EMPLOYEES
AND NEARLY AS MANY VISIONS OF THE WORLD

With operations in around 100 countries on all continents, Essilor is a multi-cultural company in every sense of the word. Its human capital represents a key advantage in responding to the local needs of both consumers and eye care professionals.

Employees*

Year	Employees
[illegible]	26,534
[illegible]	24,793
[illegible]	22,557

* [illegible]

[illegible] employees by region
([illegible] and percentage of workforce)


8,914
33.6%
North
America
9,841
37%
Europe
6,845
25.8%
Asia-Pacific
934
3.5%
Latin
America


VARILUX

In an optics store in Rio de Janeiro, Brazil

906,000

EYE CARE PROFESSIONALS AROUND THE WORLD

Essilor's ability to deliver personalized optics solutions and its flawless logistics have made it a benchmark for eye care professionals around the world. Ophthalmic lenses are chosen by 80% of people in need of vision correction.

Three wearers out of four choose optical lenses


Refractive surgery > 0.5%
Reading glasses 9%
Contact lenses 11%
Lenses 80%

From the wearer to Essilor

1,600 lenses are sold every minute by Essilor and its subsidiaries around the world.


Consumer
Ophthalmologist
Optometrist
Optician - Optician Optometrist
Essilor, lens manufacturer





mission

TO PRESERVE AND CORRECT THE EYESIGHT OF EACH AND EVERY PERSON, AROUND THE WORLD

This mission is even greater in scope, given that longer life expectancy in developed countries and improved living standards in different parts of the world have created greater and more diversified demand for vision correction solutions.

Contents

“We’re proud of our highly talented team members, who are driving Essilor’s success”

The broad diversity of capabilities and cultures within our Company has made it an incredible melting pot. With nearly 27,000 employees on six continents, the languages, cultures and attitudes found within our organization differ widely. And that's exactly what makes Essilor strong: a team of individuals sharing the same skills and expertise–ophthalmic lenses–and pursuing the same mission of serving customers and satisfying lens wearers.

Thanks to their drive and dedication, 2005 was another year of strong results and heightened productivity in which Essilor prepared for the future.

2005: Essilor's best year ever

Our strong 2005 performance saw increases of 10% in revenue, outpacing growth in the ophthalmic lens market, 18% in operating profit, led by a very rich product mix and improved operational efficiency, and 17.5% in net profit. In addition, our balance sheet at year-end was debt-free and our financial position was healthy.

This growth was led by the success of new products, consumer demand for value-added lenses, market share gains in all parts of the world and acquisitions of new prescription laboratories to bring us even closer to customers. For all of these reasons, 2005 successfully illustrated our long-term strategic focus on innovation and expansion in the global marketplace. In line with that focus, Essilor stepped up its strategy of entering new markets and saw sales increases of 30% in China and 50% in India, two countries where the marketing approach is tailored to local needs in terms of both products and purchasing power.

Launching projects for the future

Watching the development of Essilor and its people is an immense source of satisfaction for us. Our role is to ensure that this development is pursued in a smooth, orderly fashion, which is why we need to constantly optimize our organization. In 2005, we launched a number of projects designed to improve service to customers around the world, regardless of their size and needs. With technologies advancing very quickly, we reorganized our engineering department, which is responsible for global product launches, in order to shorten the time it takes to bring new lenses to the market, anywhere in the world. We also overhauled the information programs that manage business relations between our European subsidiaries and their customers. Lastly, we revamped our research organization to position it favorably on areas and in countries that are making the greatest strides.

Two major launches in 2006

In 2005, we introduced 50 new products, among them the Essilor Anti-Fatigue, a truly innovative single vision lens. We also prepared for the rollout of the Varilux Physio, currently in the launch phase. Our teams spent five years developing this progressive lens with its revolutionary design based on wave optics and manufactured using advanced digital surfacing, an extremely precise production technology. We have high hopes for this new product that, once again, enhances the performance of the progressive lens–an Essilor invention.

Backed by these achievements and projects, we have begun 2006 with confidence. We are proud of all our employees, across the organization and around the world. We know that they are highly motivated and committed to their jobs and to Essilor.

We'd like to close with a message for our customers. We are fully aware of the vital role they play in helping the industry to move forward. We also want to thank them for their unwavering loyalty –year after year–to Essilor products.

Xavier FONTANET
Chairman and Chief Executive Officer

Philippe ALFROID
Chief Operating Officer


INTRODUCING
ONLY

Philippe ALFROID, Chief Operating Officer - Xavier FONTANET, Chairman and Chief Executive Officer.

Profitable Growth and a Solid Financial Position

in € millions	2005 IFRS	2004 IFRS	% change 2005/2004
Revenue	2,424.3	2,202.5	10.1%
Gross margin	1,389.8	1,242.1	11.9%
As a % of revenue	*57.3%*	*56.4%*	–
Operating expense	969.4	885.6	9.5%
Contribution from operations(1)	420.4	356.5	17.9%
As a % of revenue	*17.3%*	*16.2%*	–
Operating profit	393.6	338.9	16.1%
As a % of revenue	*16.2%*	*15.4%*	–
Net profit attributable to equity holders of Essilor International	287.1	244.4	17.5%
Net margin	*11.8%*	*11.1%*	–
Net cash position	54	74	–

(1) Operating profit before share-based payments, restructuring costs and other non-recurring items, and goodwill impairment.

Organic growth in revenue, 2001-2005

(as a %)



8
6
4
2
0
5.6%
7%
4.3%
5.8%
5.2%
2001
2002
2003
2004
2005*

** Growth in 2005 is not directly comparable to 2004 because of the changeover to IFRS.*

Earnings per share ■ Dividend per share ■

(in €)



2005
2.82
0.94
2004
2.41
0.76

• On a like-for-like basis, **revenue** rose 5.2%, with growth accelerating between the first half (4.7%) and the second (5.7%). This reflects an increase of around 3% in unit sales of lenses and an improvement in the product mix.

Companies acquired in 2004 and 2005 contributed 3.4% of growth. The currency effect (1.5%), which was negative early in the year, became favorable thanks to the rise of the US and Canadian dollars against the euro and the very good resilience of the Brazilian real.

• **Gross margin** (revenue, less cost of sales) widened by 0.9 points thanks to an enhanced product mix and productivity gains.

• **Operating expense** comprised €113.5 million in R&D and engineering costs (including a €1.7 million tax credit), €538.7 million in selling and distribution costs, and €317.2 million in other operating expense.

• **Contribution from operations**, which consists of operating profit before share-based payments, restructuring costs and other non-recurring items, and goodwill impairment, was up for the year. The increase reflected a strong gross margin, effective control over operating expense, which declined by 0.2 points as a percentage of sales, and wider margins in all host regions. As a percentage of sales, contribution from operations stood at 17.3%, an all-time high. It has increased every year since 2000.

• **Earnings per share** grew by 17% and the **dividend** was up 23.7%, representing a payout rate of 33.3% of consolidated net profit.

2005 revenue and organic growth in revenue by region

(in € millions and as a %)



6.5%
1,025.1
North America
2.4%
1,120.4
Europe
12.2%
202.1
Asia - Pacific
18.1%
76.7
Latin America

2005 revenue by region



3.2%
Latin America
46.2%
Europe
8.3%
Asia - Pacific
42.3%
North America

Capital expenditure net of proceeds from asset sales

(in € millions and as a % of revenue)



2005*
175
7.2%
2004*
146
6.6%
2003
140
6.6%

IFRS.

Financial investments net of proceeds from disposals

(in € millions)



2005*
174
2004*
114
2003
150

IFRS.

In 2005, roughly 60% of **capital expenditure** was used to equip prescription laboratories, mainly with anti-reflection machines as well as with the digitally controlled machines needed to implement advanced digital surfacing technology. Around 30% went to increase plant capacity, especially in Mexico and Thailand, and roughly 10% to various uses in Research and Development and Instruments.

In 2005, **net financial investments** included €115.7 million for the 18 acquisitions made during the year and €58.4 million invested in buying back shares to be cancelled, less the proceeds from the exercise of stock options.

A Balanced Corporate Governance System

Essilor believes that compliance with corporate governance recommendations creates opportunities for improvement, in line with its commitment to greater transparency and more effective control procedures. This is why the Company abides by the principles of corporate governance presented in the AFEP/MEDEF report published in October 2003 and has implemented all its recommendations.

The Board of Directors

In accordance with the Company's bylaws, adopted by the Board of Directors in November 2003, one-third of the Board's member must be independent. Based on the criteria stipulated in France's Bouton report on corporate governance, nine of the Board's 14 members are independent, well more than the required minimum. Directors are elected to renewable, three-year terms and are required to hold at least 500 shares in the Company.

The Directors' Charter, also adopted in 2003, describes directors' rights and obligations. It was modified in 2005 to take into account, in particular, provisions of the Market Abuse Directive (2003/6/EC) on insider trading and market manipulation, which came into effect on October 12, 2004, and new requirements for corporate officers to disclose any trading in the Company's shares.

Several changes occurred in 2005: Philippe Alfroid, Chief Operating Officer, was re-elected to the Board of Directors; Dominique Reiniche and Michel Rose were elected to the Board as new members at the combined Annual and Extraordinary Shareholders' Meeting on May 13, 2005; and Bertrand Roy resigned from the Board, effective January 1, 2006.

During the year, the Board of Directors met six times, with an average attendance rate of more than 90%, slightly higher than in 2004.

In 2004, the Board's formal self-assessment concluded that its operating procedures were satisfactory. In 2005, the assessment process focused on Director's needs in the areas of information and training.

In 1997, Essilor set up three Committees: an Audit Committee, a Remunerations Committee and a Strategy Committee. Each Committee reviews matters referred to it by the Board and reports to the Board on its work, recommendations and proposals.

The Strategy Committee

The Strategy Committee's main mission is to support the Board by reviewing the Company's product, technology, geographic and marketing strategies.

Chaired by Xavier Fontanet in 2005, its other members were Philippe Alfroid, Michel Besson, Jean Burelle, Philippe Germond, Igor Landau, Olivier Pécoux and Bertrand Roy. Five of the eight members are independent directors.

The Committee met three times in 2005 to consider Essilor's prospects for development, particularly in the low vision market, as well as strategic acquisition opportunities. It also reviewed the quarterly consolidated financial statements (which are not released), R&D programs with the Corporate Senior Vice President Research and Development, and the production and technology strategy with the Corporate Senior Vice President Operations.

The Remunerations Committee

The Remunerations Committee's main purpose is to:

- Make recommendations concerning senior management remunerations and stock option grants.
- Review the Company's general compensation policies.
- Assist the Chairman and the Board in preparing executive succession plans.
- Discuss the composition of the Board and recommend possible changes.

Chaired by Jean Burelle in 2005, its other members were Michel Besson and Michel Rose, all three independent directors. The Committee met twice during the year to discuss the definition of an independent director, remunerations of corporate officers for 2006, and shareholder-approved management stock option plans.

The Audit Committee

The Audit Committee's role is to ensure that senior management has the resources to identify business, financial and legal risks facing the Company and to examine the procedures implemented to anticipate, analyze and manage these risks.

Chaired by Yves Chevillotte in 2005, its other members were Alain Aspect, Michel Besson and Bertrand Roy. Three of its four members are independent directors.

Meeting three times in 2005, and once in 2006 to review the 2005 consolidated financial statements, the Audit Committee reviewed:

- The interim and full-year financial statements.
- The currency hedging strategy.
- The Group insurance program.
- Statutory Auditors' fees, as part of a benchmarking exercise with other CAC 40 and SBF 120 companies.
- Issues relating to the first-time adoption of IFRS and the restatement of the 2004 consolidated financial statements.
- A summary of the findings of the internal audits conducted in 2005 and the audit plan for 2006.

The Executive Committee

The Executive Committee is made up of senior corporate and operational executives who exercise either worldwide responsibility in, for example, research and development, series production or laboratory engineering, or regional responsibility for a market (Europe, North America, Asia or Latin America). Chaired by Xavier Fontanet, the Executive Committee meets once a month to discuss the Company's long-term strategic objectives, review its short-term performance and coordinate global operations.

The Board of Directors

Founding Chairmen

RENÉ GRANDPERRET - *Alternative Chairman from 1972 to 1980*
ANATOLE TEMKINE - *Alternative Chairman from 1972 to 1980*

Honorary Chairmen

BERNARD MAITENAZ - *Chairman from 1980 to 1991*
GÉRARD COTTET - *Chairman from 1991 to 1996*

The Board of Directors - membership at December 31, 2005

(date first elected - date current term ends)



Xavier Fontanet

Chairman and Chief Executive Officer (1996-2007)

Xavier Fontanet, 57, is Chairman and Chief Executive Officer of Essilor. He began his career as Vice President of the Boston Consulting Group and was appointed Chief Executive Officer of Bénéteau in 1981. He managed food service operations for the Wagons-Lits Group from 1986 until 1991, when he joined Essilor as Chief Executive Officer. He has been Chairman and Chief Executive Officer since 1996.



Michel Besson

Independent director (1997-2006)

Michel Besson, 71, was Executive Vice President of Compagnie de Saint-Gobain from 1994 until his retirement in December 1997. He joined Saint-Gobain in 1962 and was appointed head of the Paper/Wood division in 1976. In 1980, he moved to the United States where he served as Chairman of Certainteed Corp., the Norton Company and, from 1990 to 1996, Saint-Gobain Corp.



Philippe Alfroid

Chief Operating Officer (1996-2008)

Philippe Alfroid, 60, is Chief Operating Officer of Essilor. He began his career with PSDI in Boston before joining Essilor in 1972. He has held executive positions in different operational departments, including contact lenses and frames. He was appointed Vice President Financial Control in 1987 and promoted to Chief Financial Officer in 1991. He was appointed Chief Operating Officer in 1996.



Jean Burelle

Independent director (1997-2006)

Jean Burelle, 66, has been Chairman and Chief Executive Officer of Burelle SA since 2001. He began his career with L'Oréal and joined Burelle-Plastic Omnium in 1967, serving as division Director, then Director of Development and, beginning in 1981, Chairman and Chief Executive Officer. In 1987, he was appointed Chairman and Chief Executive Officer of Plastic Omnium SA and Vice Chairman and Chief Executive Officer of Burelle SA.



Alain Aspect

Independent director (1997-2008)

Alain Aspect, 58, is head of research at France's National Scientific Research Center (CNRS) and a professor at the Ecole Polytechnique engineering school. Since 1993, he has managed the Atom Optics group in the Laboratoire Charles Fabry at the Institut d'Optique in Orsay, France. Before then, he conducted experiments on the quantum properties of light (1974-1984) then on the laser cooling of atoms (1985-1993). A member of the Académie des Sciences and the Académie des Technologies, Alain Aspect was awarded a gold medal by the CNRS in 2005.



Yves Chevillotte

Independent director (2004-2007)

Yves Chevillotte, 62, was Executive Vice President of Crédit Agricole SA from 2002 until his retirement in 2004. He joined Crédit Agricole in 1969 and was appointed head of the bank's regional branches in 1985. In 1999, he joined the national office as Executive Vice President for Market Development.



Philippe Germond

Independent director (2001-2006)

Philippe Germond, 48, was Deputy Chief Executive Officer and a Member of the Executive Committee of Alcatel from 2003 until April 2005. He started his career with Hewlett Packard in France and abroad, before joining SFR, serving as Chief Executive Officer beginning in 1995 and Chairman and Chief Executive Officer beginning in 1997. He was appointed Chairman and Chief Executive Officer of Cegetel in 2000.



Olivier Pécoux

Independent director (2001-2006)

Olivier Pécoux, 47, joined Rothschild & Cie in 1991. Today, he is a Managing Partner, sharing responsibility for the Group's investment banking business in Europe. He began his career at Peat Marwick and then served as a financial advisor at Schlumberger in Paris and New York. In 1986, he joined Lazard Frères in Paris and was named Vice President of the investment bank's New York office in 1988.



Igor Landau

Independent director (2001-2006)

Igor Landau, 61, was formerly Chairman of the Aventis Management Board and, since the merger with Sanofi in August 2004, has been a member of the Sanofi-Aventis Board of Directors. He began his career with McKinsey & Co. in Paris. In 1975, he joined Rhône-Poulenc's health care division, of which he was named President in 1980. Appointed Rhône-Poulenc Chief Executive Officer in 1992, he became a member of the Aventis Management Board in 1999 and was elected Chairman in 2002. He also serves on the Board of Directors of a number of companies in France and Germany.



Dominique Reiniche

Independent director (2005-2008)

Dominique Reiniche, 50, has been President and Chief Operating Officer of the European Union Group of The Coca-Cola Company since May 1, 2005. She began her career with Procter & Gamble in 1978, and was appointed Director of Marketing and Strategy at Kraft Jacobs Suchard in 1986. She joined Coca-Cola Enterprises in France in 1992 as Director of Marketing. She was appointed Executive Vice President in 1997 and General Manager of France for Coca-Cola Enterprises the following year. In January 2003, she was named President of Coca-Cola Enterprises Europe.



Louis Lesperance

Director representing employee shareholders (2004-2007)

Louis Lesperance, 47, has been head of the new prescription lens surfacing platform in Dallas since August 2005. After joining Essilor Canada Ltd. in 1977, he first managed the surfacing unit, then the production operations for the Montreal prescription laboratory. He was later appointed head of production for Essilor laboratories in British Columbia and Alberta.



Michel Rose

Independent director (2005-2008)

Michel Rose, 62, is Chief Operating Officer, Cement Division, Lafarge S.A. He joined Lafarge in 1970 as an engineer and has held various positions with the company. He headed Group activities in Brazil, served as Executive Vice President Human Resources, and was later named Chairman and Chief Executive Officer of Orsan S.A., a former Lafarge subsidiary. He was promoted to Senior Executive Vice President in 1989 and served as Chairman and Chief Executive Officer of Lafarge North America from 1992 to 1996, when he was appointed to head the company's operations in emerging markets.



Jean-Pierre Martin

Director representing employee shareholders (1994-2008)

Jean-Pierre Martin, 55, joined Essilor in 1972. After several years in Instruments production and the prototypes workshop, he was made a shop manager in 2000.



Bertrand Roy

Director representing employee shareholders
Chairman of the Valoptec Association (2001-2008)

Bertrand Roy, 50, was named head of strategic marketing at Essilor in late 2005. After ten years with Renault, he joined Essilor in 1987 as head of planning and financial control before moving to Essilor of America as Senior Vice President Administration, in charge of finance, logistics and information systems. He was appointed Chief Executive of Transitions Optical in 1992, then head of Essilor France in 1999.

The Executive Committee



From left to right:

THOMAS BAYER, President, Essilor Europe Network - PATRICK CHERRIER, President, Asia - PHILIPPE ALFROID, Chief Operating Officer - LAURENT VACHEROT, President, Essilor of America - XAVIER FONTANET, Chairman and Chief Executive Officer - THIERRY ROBIN, President, Essilor Canada - CAROL XUEREF, Corporate Senior Vice President, Legal Affairs and Development - BERTRAND DE LIMÉ, President, Latin America and Instruments



From left to right:

CLAUDE BRIGNON, Corporate Senior Vice President, Operations - HENRI VIDAL, Corporate Senior Vice President, Human Resources - FABIENNE LECORVAISIER, Chief Financial Officer - JEAN-LUC SCHUPPISER, Corporate Senior Vice President, Research and Development - BERTRAND ROY, Corporate Senior Vice President, Strategic Marketing - DIDIER LAMBERT, Corporate Senior Vice President, Information Systems - HUBERT SAGNIÈRES, President, North America and Europe Regions

A Strong Link Between Vision and Development

Vision helps both people and societies to improve by facilitating access, not only to education, science and culture, but also to the satisfaction of everyday gestures and movements. Essilor's operations therefore play a useful role in society. A pair of glasses is the easiest, most economical way of ensuring good eyesight, while also guaranteeing the safety, health and integrity of the human eye. In this way, Essilor's products and services express the values inherent in the sustainable development process. They also have a very limited impact on the environment.

Summed up in our tagline–"Seeing the world better"–Essilor's corporate mission naturally integrates a focus on rational, carefully managed growth over the very long term.

Our environmental contribution: systematically pursuing a commitment to excellence

- Reducing the environmental impact–however small–of our operations

Ophthalmic lens manufacturing is a light industry whose environmental challenges have nothing in common with other types of industry. Nonetheless, the deployment and maintenance of environmental management systems is important to Essilor, and managing roughly 290,000 SKUs requires operating excellence. Moreover, product quality depends on keeping production areas dust-free.

Upstream, all Essilor production facilities have installed and maintain their own ISO 14001-certified environmental management systems.

Downstream, prescription laboratories that finish lenses to wearer specifications are not confronted with the same manufacturing constraints. Since they all deliver the same services, environmental considerations are identical from one laboratory to another.

Although less critical for these units, a program to install and maintain shared environmental management systems was successfully launched in four pilot laboratories in Europe during the year.

- Involving all project teams in the eco-design and eco-efficiency process

In addition to solutions implemented to limit the environmental impact of its operations, Essilor introduced an awareness program for R&D, engineering and strategic marketing teams around the world in 2004 with the goal of integrating eco-design and eco-efficiency criteria into the initial stages of product development.

As of year-end 2005, more than 450 engineers, managers and researchers had taken part in a training program based on an actual life-cycle analysis and using the *Project Health, Safety and Environment Guide*. Organized into 16 main topics, the guide makes it possible to anticipate the impact of new products and manufacturing processes and suggests alternative solutions.

Our social contribution: involving employees and helping them to improve

- Encouraging dialogue and employee participation

During the year, the European Committee for Dialogue and Information Sharing within Essilor (CEDIE) met with its newly elected members in Paris. At the meeting, Chairman and Chief Executive Officer Xavier Fontanet and Corporate Senior Vice President Human Resources Henri Vidal reviewed Essilor's current situation and future outlook.

Employee share-ownership is a long-standing tradition at Essilor, with employees holding 50% of the Company's capital when it was founded in 1972. As Essilor has expanded around the world, the practice has gradually been extended to all units. Employee stock ownership plans are managed locally and the global network of employee and retired employee shareholders is led by Valoptec Association.

At December 31, 2005, employees held over 8% of the Company's shares and nearly 15% of its voting rights.

◦ Promoting training

Operating in an industry shaped by high technological content, Essilor is keenly aware of the need for training programs that enhance existing employee skills and develop new areas of expertise. These programs may cover a specific technological field, shared project management methods, communication and management capabilities, or a cross-functional approach to the Company's skills and expertise.

Based on the Company's skills needs in the coming years and integrated into development plans, training budgets generally average around 1.5% of total payroll.

Facilitating access to good eyesight to support the development of individuals and societies

◦ Adopting innovative methods in emerging countries

With a market of several billion potential lens wearers, the world's emerging countries represent a crucial driver of future growth for Essilor. While the same approach to marketing is used with eye care professionals around the world, Essilor finds innovative ways of reaching the general population in these markets. In India, for example, a unique "rural marketing" department has been created. It is based on a retail distribution network organized around an urban center, which may be a hospital that performs cataract operations, offers ophthalmologic services and has an optical equipment manufacturing unit. Essilor India is involved in a number of ways–ensuring training and skills transfers, organizing and managing the day-to-day production of a large volume of personalized lenses, delivering services and supplying lenses.

◦ Supporting the sustainable development of entrepreneurs in emerging markets

Eye care professionals are vital partners in Essilor's growth. In emerging countries, where the process of launching and developing a business is often more problematic, Essilor provides financial and other kinds of support to help entrepreneurs get off the ground.

As part of this commitment, Essilor has acquired an equity stake in **Investisseur et Partenaire pour le Développement** (I&P), a private finance company established in 2002 by a group of French entrepreneurs with background in private equity, business and consultancy. I&P focuses on two areas:

- **Microfinance institutions.** These local "micro-banks" provide loans (often very small ones) to people excluded from the traditional banking system, thus enabling them to launch or grow their business.

- **Medium-sized enterprises in Africa.** I&P provides support and advice to entrepreneurs who already have a project within the formal economy.

◦ Special Olympics: partnering the disabled

People suffering from intellectual disabilities can take part in sports activities, which give them a sense of well-being, promote their integration into society and open new prospects. Thanks to Essilor's partnership with Special Olympics Lions Club International Opening Eyes®, disabled athletes can get comprehensive eye screenings at sports events and receive corrective lenses if necessary. At Special Olympics events around the world, Essilor involves employees, prescribing physicians, customers and suppliers in the cause. These events also provide an opportunity to show how corrective lenses help to ensure the eye's health, safety and integrity.

Summary table of sustainable development indicators

• Reporting system

Non-financial reporting requires the same high standards as financial reporting.

Essilor has implemented a non-financial data reporting system that uses the same software as its financial reporting system, a more effective solution than installing a dedicated system because:

- Sustainable development is a cross-functional program that is fully integrated into our strategy as well as our day-to-day operations.
- Essilor's commitment to sustainable development indicators requires buy-in on the part of all units across the organization. By assigning social and environmental data reporting to finance managers, Essilor ensures their reliability and demonstrates that it considers financial and non-financial data to be equally important.
- Using an existing system avoids a tedious deployment process and reduces training and maintenance costs.

• Scope of reporting

Environmental indicators mainly concern production sites but we have also integrated data from the biggest prescription laboratories. The scope of environmental and social reporting has changed little from last year, with the addition of one distribution center and two prescription laboratories. In all, facilities reporting data in 2005 accounted for 71.4 % of employees worldwide.

Environmental indicators

GRI environmental indicator
EN 1 Total raw materials use other than water, by type. Note: data rounded up to the nearest hundred. Concerns only production sites.
EN 3 Direct energy used, segmented by primary source.
EN 5 Total water use.
EN 7 Description of the major impacts on biodiversity associated with activities and/or products and services in terrestrial, fresh-water and marine environments.
EN 11 Total amount of waste by type and destination.
EN 13 Significant spills of chemicals, oils and fuels in terms of total number and total volume
EN 14 Significant environmental impacts of principal products and services.

Essilor indicator	2004	2005 comparable scope	2005 expanded scope
Total raw materials use other than water, by type.			
- Raw material, standard index.	4,500 T	4,400 T	4,400 T
- Raw material, other indices.	5,400 T	5,300 T	5,300 T
Direct energy used, segmented by primary source.			
- Electricity	268.0 GWh.	253.6 GWh.	260.5 GWh.
- Gas	33.9 GWh.	29.9 GWh.	29.9 GWh.
- Liquid fuel	2.9 GWh.	4.6 GWh.	4.6 GWh.
Total water use.	2,167,399 cu.m	2,133,513 cu.m	2,208,081 cu.m
Description of the major impacts of activities on biodiversity.	No reported impact. As part of the ISO 14001 certification process, measures have been taken to prevent and avoid any harm to the biological balance, natural environment and protected animal and plant species, wherever environmental studies indicate the existence of even a minor risk.		
- Total quantity of solid waste.	7,947 T	22,614 T[1]	23,055 T[1]
- Number of production sites that sort waste.	89%	100%	100%
- Significant spills of chemicals, oils and fuels.	0	1[2]	1[2]
- Production sites equipped with retention equipment.	76%	100%	100%
Products that have a significant impact on the environment.	Using materials and technological processes that break with the industry's traditional methods, Airwear® lenses are made with optimized formula thermoplastics that are recyclable. Their refraction index makes it possible to produce a thinner, lighter lens that nonetheless offers outstanding impact resistance. Airwear® lenses pave the way for used lens recovery and recycling systems each time new lenses are delivered by eye care professionals.		

(1) The significant increase from one year to the next comes essentially from the exceptional amount of about 13,500 T of solid waste generated by the demolition of the premises of the production site at Park Street, USA, closed in 2004 and secured in 2005.
(2) Outflow of some 750 liters of cooling solution (Propylene Glycol based) caused by the breakdown of an injection molding machine.

Social indicators

GRI social indicators	Essilor indicator	2004	2005 comparable scope	2005 expanded scope
LA 1 Breakdown of workforce, where possible, by region/country, status (employee/non-employee), employment type (full time/ part time), and by employment contract (...) by region/country.	Breakdown of workforce - Women - Men - Total	 10,210 (56%) 8,092 (44%) 18,302	 10,473 (56%) 8,268 (44%) 18,741	 10,582 (56%) 8,371 (44%) 18,953
LA 3 Percentage of employees represented by independent trade union organizations or other bona fide employee representatives broken down geographically OR percentage of employees covered by collective bargaining agreements broken down by region/country.	Employee representation	Employees are represented by a variety of structures: Employee Committees, Activity Committees, Welfare Committees, Safety Committees, Communication Committees, Factory Committees, etc... and organizations among which: in Brazil Union of the Workers of the Industries of Glass, Crystal, Mirrors, Ceramic Wares and Porcelain of Manaus, in China Trade Union Committee, in France C.F.D.T., C.F.E.-C.G.C, C.F.T.C., C.G.T., C.G.T.-F.O., in India Karmika Sangha, in Ireland Services Industrial Professional Technical Union, in The Philippines Confederation of the Filipino Workers.		
LA 7 Standard injury, lost day, and absentee rates and number of work-related fatalities (including subcontracted workers).	Industrial accidents - Lost-time accidents - Accidents without lost time - Days lost - Absentee rate	 198 374 4,634 4.1%	 160 459 3,867 5.3%	 172 479 3,905 5.3%
LA 9 Average hours of training per year per employee by category of employee.	- Number of training hours for operators - Number of training hours for managers	178,868 66,813	112,809 101,295	130,640 101,864
HR 4 Description of global policy and procedures/programs preventing all forms of discrimination in operations, including monitoring systems and results of monitoring.	Description of policy prohibiting all forms of illegal discrimination in the company.	Essilor and its subsidiaries respect the fundamental conventions of the International Labor Organization regarding discrimination, freedom of association, child labor and forced labor. Compliance with these conventions is ensured by global coordination of human resources at the Executive Committee level, supported by correspondents in the regions or businesses, as well as by the follow-up of the four sustainable development indicators covering the present headings.		
HR 5 Description of freedom of association policy and extent to which this policy is universally applied independent of local laws, as well as description of procedures/programs to address this issue.	Description of policy regarding freedom of association.			
HR 6 Description of policy excluding child labor as defined by ILO Convention 138 and extent to which this policy is visibly stated and applied, as well as description of procedures/programs to address this issue, including monitoring systems and results of monitoring.	Description of policy prohibiting child labor.			
HR 7 Description of policy to prevent forced and compulsory labor and extent to which this policy is visibly stated and applied, as well as description of procedures/programs to address this issue, including monitoring systems and results of monitoring.	Description of policy designed to prohibit forced labor.			



BGR sales agency in La Voulzie, France

A Strategy of Sustainable, Global Growth

Because of its exclusive focus on ophthalmic lenses, Essilor is naturally committed to covering all segments in all countries around the world.

Ophthalmic lenses have two highly advantageous features. First, they invariably move always upmarket. Glasses wearers who try a lighter, more transparent lens that provides sharper vision never go back to their previous lens. As a result, the process of constantly enhancing and upgrading lenses has long had a powerful impact in all markets.

Second, ophthalmic lenses–including the most advanced models–are by far the most widely used, least expensive corrective solution for vision needs. Their use has expanded naturally, not only in developed countries where the product mix is rich but also in emerging countries where they enable a large number of people to improve their eyesight.

From these observations, Essilor has developed a very straightforward strategy. Its focus is a sustained commitment to innovation, with the goal of improving all aspects of lens performance and expanding into all corners of the global marketplace through organic growth and acquisitions.

Essilor's market has real potential in terms of both value and volume. Thanks to the many technological advances that are driving today's global economy, Essilor can see the path it must follow in the years ahead to further improve lens materials and optical designs and enhance the value-added they deliver. The Company's performance in 2005 and now in 2006 is clearly demonstrating that this path is being actively pursued.

Outstanding Market Potential

Understanding the market is at the heart of Essilor's strategy. By anticipating wearer needs, the Company is able to innovate in the three components of corrective lenses: materials, optical design and surface treatments.

Product replacements account for 90% of the corrective lens market. Nonetheless, volume growth is being driven mainly by people in emerging countries who need glasses as well as by the overall aging of the world's population.

An enormous need for corrective lenses

Although an estimated 65% of the world's 6.5 billion people need corrective eyewear, only 23% use some kind of visual correction. The percentage varies greatly by region, from a high of 71% in Taiwan to just 7% in India. While people in North America, Japan, Australia and Western Europe are generally well equipped (54%), a high proportion of the population in Eastern Europe, Latin America and Asia are still in need of correction. These countries represent a major source of growth for Essilor in the decades ahead.

A constantly aging population

Another factor driving growth in the corrective lens market is the increase in the number of people over 45 years old who need lenses to correct presbyopia. This age bracket is growing by an estimated 2.3% a year, compared to 1% annual growth for the population as a whole. From 23% in 2000, the percentage of the world's population age 45 and over will increase to 32% in 2025 and 40% in 2050.

Corrective Lenses

Market size	in volume	800-900 million lenses per year
	in value	€7-9 billion in sales
Growth potential	in volume	Estimated annual growth: 1 to 2%
	in value	Estimated annual growth: 3 to 4%
Features	90% replacement market with lenses generally replaced every 3 to 4 years	

Population by region and percentage using visual correction solutions

(in millions and as a %)



326 59%
North America
466 49%
Western Europe
409 17%
Eastern Europe
127 57%
Japan
3,500 19%
Asia - Pacific
1,000 16%
Africa
548 23%
Latin America
24 48%
Australia / New Zealand
Worldwide population: 6,400 23%
Europe population: 875 34%

Aging of the world's population

(in billions)



10
9
8
7
6
5
4
3
2
1
0
23%
23%
31%
40%
1980
1985
1990
1995
2000
2005
2010
2015
2020
2025
2030
2035
2040
2045
2050
45 +
0 - 44

Material	Refraction index *
Glass	1.5 - 1.9
Plastic (low and medium indexes)	1.5 - 1.56
Polycarbonate	1.59
Plastic (high and very high indexes)	1.6 - 1.74

** The refraction index measures the angle of deviation of light as it travels through the material. The higher the index, the wider the angle. As a result, for a given correction, it is possible to make a thinner lens with a higher index material.*

Plastic and polycarbonate lenses: 20 years of growth



1984
1%
38%
61%
2004
42%
28%
30%
Glass
Plastic (1.5 index)
Plastic (medium-high indexes and polycarbonate)

Lens sales by material (in volume)

Western Europe, United States and Japan



2004 10% 53% 16% 21%
2000 16% 57% 14% 13%
1995 24% 58% 13% 5%
1990 36% 54% 8% 2%
1985 54% 44% 1% 1%
Glass
Low index
Medium and high indexes
Polycarbonate

China and India



2004 58% 16% 26%
1998 91% 6% 3%
1993 98% 2%
Glass
Low index
Medium and high indexes

Materials

A corrective lens is made of plastic, polycarbonate or glass. The choice of material determines the lens's lightness, thinness, transparency, shock resistance and protection against UV rays.

Rising demand for plastic and polycarbonate lenses

Since Essilor's launch of the first organic (plastic) lens in 1953, the transition from glass to plastic has gradually gained speed, reaching nearly 100% in countries like the United States, the United Kingdom and Japan.

In recent years, the global market share for low and medium-index glass lenses has leveled off or declined, even in countries like China, as they are replaced by lenses made of more resistant polycarbonate and high and very high-index materials that allow for thinner lenses.

Responding proactively to market trends, Essilor has considerably developed its range of polycarbonate lenses, a segment in which it is the global leader, as well as its medium and high-index materials with the 1.67 and 1.74, the world's highest index material.

Optical design

The optical design (or surface) imparts the optical correction to the material that must sharpen the wearer's vision as much as possible.

Given the infinite number of eyesight corrections, there are an almost infinite number of designs.

In terms of surface design, the lens market breaks down as follows: 75% for unifocal (single vision) lenses, 14% for bifocals and trifocals and 11% for progressive lenses.

These percentages vary greatly depending on the type of market. In Europe and Japan, where single vision and progressive lenses are used to correct presbyopia, bifocal and trifocal lenses have virtually disappeared from the market. Although bifocal lenses still hold a significant share of some of the major markets, they are, year after year, giving way to progressive lenses. Lastly, in Asia, where most of the population is very myopic and the number of presbyopes is still relatively small, the market for progressive lenses is in an early stage of development.

In all markets, the progressive lens segment enjoys high potential for growth, because of the general aging of the population and demand for products that deliver greater comfort and better correction regardless of vision distance.

Designs	Description	Correction
Unifocal or single vision lens	Identical correction regardless of vision distance.	Ametropia, such as: Myopia, Hypermetropia, Astigmatism
Bifocal lens	The lens has two separate correction areas. A segment of the lower half corrects for near vision; the rest of the lens corrects for distance vision.	Presbyopia
Progressive lens	The power varies in a progression from distance vision in the upper part of the lens to near vision in the lower part, with no break in optical continuity. A single pair of glasses enables the user to see all distances. The most effective correction for presbyopia.	Presbyopia

Optical design by region (in volume)

Western Europe and Japan


4%
20%
34%
42%

United States, Canada, Australia, New Zealand, United Kingdom


11%
22%
25%
42%

Asia


2%
11%
26%
61%

- Single vision lenses (ametropia)
- Bifocal lenses (presbyopia)
- Progressive lenses (presbyopia)
- Near vision unifocal lenses (presbyopia)

Treatment	Description
Anti-reflective	Thin integrated layer that eliminates light reflection on lenses. Improves appearance as well as sharpness of vision (night vision) and contrast sensitivity.
Scratch-proofing	Hardening coat that protects the lens against scratches.
Smudge-proofing	Water-repellent top coat that prevents dirt deposits on the lens and makes it easier to clean.
Photochromism	In-depth treatment that enables the lens to darken in brighter light and becomes clear in shade.
UV protection	Treatment that provides greater eye protection from UVA and UVB rays, which are harmful for the crystalline lens, retina, and other parts of the eye.
Polarization	Lens that incorporates a filter that removes glare and dazzle caused by light reflections on flat surfaces (water, roads, snow).
Tinting	Tinted lens to enhance appearance and reduce sun glare.

■ 1995 ■ 2005: anti-reflective lens global market share
(as a % of the total market)



Western Europe
40%
45%
Eastern Europe
0%
10%
North America
9%
23%
Latin America
1%
13%
Southeast Asia (1)
30%
54%

(1) Excluding Japan and Australia

Growth in anti-reflective lenses around the world



World 45%
India 11%
United States 22%
Western Europe 46%
Japan - Korea 98%
0%
Anti-reflective lenses as a percentage of total plastic lenses
100%
Latin America 12%
Italy United Kingdom 25 - 35%
France Spain - Portugal 35 - 45%
Canada 47%
Germany - Austria The Netherlands 65 - 75%
Denmark - Norway Switzerland 85 - 90%

Surface treatments/coatings

Surface treatments are applied to the front and back of the lens to enhance visual comfort and protect lenses. They also help to improve durability, ease of maintenance and eye protection, while reducing eyestrain.

Growing demand for surface treatments

Although anti-reflective coatings are applied to only 45% of plastic lenses sold worldwide, in Japan the figure is 98%.

A growing number of lenses are treated, mainly with anti-reflective and anti-smudge coatings. While sales of anti-reflective lenses are increasing on all continents, the United States is leading the way. Growth potential is still high in the US, compared to Europe and Japan, as well as in the emerging markets of Asia, Latin America and Eastern Europe.

Innovative New Products and Processes

VARILUX®

The leading brand of progressive lenses since 1959, with a comprehensive range that meets the needs of all presbyopes.

Crizal®

The benchmark for lens wearers demanding clear vision, thanks to its anti-reflective, scratch-resistant, smudge-proof coating.

Transitions®

Variable-tint lenses containing photochromic pigments that adapt to the intensity of light.


Nikon

A full range of high-technology lenses that are thinner and more transparent.

Airwear®

Unbreakable polycarbonate lenses that are twelve times as resistant and twice as light as conventional glass products.

Xelios™

A range of corrective sun lenses introduced in 2004.



Over the years, Essilor has become a major player in a market that continues to develop, thanks in large part to the Company's unwavering strategic commitment to innovation. Essilor's growth during the past year was driven by the large number of new products launched in 2004 and 2005.

50 new products in 2005

Essilor offers the world's most extensive portfolio of ophthalmic optics products. Year after year, the Company combines different materials, surface designs and coatings to create new products that deepen and broaden the product mix. In this way, it delivers highly effective solutions that respond to the needs of its customers–both eye care professionals and consumers.

The top performers

Specifically designed for small eyeglass frames, the **Varilux Ellipse** progressive lens continued to enjoy strong sales in 2005. Marketed worldwide, the lens benefited during the year from a very fast ramp-up in output and the introduction of new materials to expand the product range.

Already available in most European and Asian markets, as well as in Canada, the personalized **Varilux Ipseo** progressive lens was rolled out in the United States during the year and generated a very positive response in the marketplace. Initially made of 1.67 materials, the range was broadened during the year to include polycarbonate and 1.67 Transitions materials.

With its anti-reflective, smudge-proof coating, the **Crizal Alizé**, proved increasingly popular with opticians and consumers alike throughout the year, as distribution was extended to cover the entire world. The new lens's performance and properties have helped to fuel Essilor's growth in the anti-reflective market in many countries and driven further market share gains. The replacement of Crizal lenses by Crizal Alizé lenses rose to 50% overall and even to 100% in a number of countries. The Crizal Alizé's highly effective anti-smudge coating responds to strong customer demand for an anti-reflective lens that is easier to clean. In addition, for opticians the Crizal Alizé's patented technology gives the lenses a unique advantage over competing products with regard to edging operations.

In the **corrective sunglass lens** segment, Essilor began to reap the benefits of the strategy initiated three years ago, with sales volumes increasing by 20% during the year. Growth was led by polarized lenses, which are developing rapidly both in the United States and in Europe, where they represent a still small but highly promising segment. Launched in late 2004, the polarized polycarbonate lens has broadened the product range and is helping to drive sales of the entire lineup. Sales of tinted lenses are also on the rise, especially in Europe. In terms of new products, the year saw the launch of a Varilux lens made from a 1.67-index material in the Open View line of wrap-around frames as well as a high-performance smudge-proof mirror coating called the Silver Shadow Clean Touch.


视力更优 未来更清
依视路好学生
专为学生设计
渐进镜片系列
依视路
全球专业镜片制造商


Essilor® Anti-Fatigue™ lenses
A breath of fresh air for your eyes!

Essilor® Anti-Fatigue™: with stress-free eyes, you feel better all day long.



Major launches in 2005

Essilor's constant focus on innovation led to a large number of new and improved products. These included:

- The generation of **Transitions** photochromic lenses made of very high index 1.67 and polycarbonate materials. Launched in early 2005 in a broad array of designs across the globe, the Transitions Gen V was a major success thanks to its improved performance, especially its ability to change color three times faster than the previous generation of lenses. Unit sales were up 10%, especially in countries where Transitions ran television advertising and communication campaigns.
- A progressive lens for small frames and an anti-reflective, smudge-proof lens specifically for optical chain customers.
- The new **Nikon Presio W** progressive lens with an aberration reduction filter on the back surface of the lens.
- A range of progressive lenses for specific vision needs–the **Varilux Road Pilot** for drivers and the **Varilux Computer** for screen users launched in several European countries.
- A progressive lens intended specifically for children in China. A scientific study conducted in partnership with a Chinese university showed that the use of a progressive lens designed to coordinate convergence and accommodation can slow the development of certain types of myopia often very widespread among Asian children.

The unique Essilor Anti-Fatigue lens

In late 2005, the **Essilor Anti-Fatigue** lens was introduced in France, several other European countries and Canada.

The new lens is designed to reduce eyestrain, especially in the non presbyopic population (under 45-50), for people working in close vision activities for extended periods. Because of changes in working conditions around the world, in particular the more intensive use of office computers, this ergonomically designed lens has substantial growth potential.

Hailed by eye care industry professionals, the Essilor Anti-Fatigue lens was awarded a gold medal at the 2005 International Eyewear & Optics Exhibition (SILMO) in Paris, as well as the 2006 Janus Award for Health.

Launched in 2005 in 1.67-index material, the lens will be available in 1.5 and polycarbonate materials beginning in 2006, when it will also be rolled out in the United States and Asia.



ADVANCED DIGITAL SURFACING: A NEW TECHNOLOGY

One of the major highlights of 2005 was the development of proprietary advanced digital surfacing technology, an exclusive lens optimization technique based on free-form technology. Already used for the Varilux Ipseo, the technology played a key role in the development of the Varilux Physio and opens new opportunities for lens personalization.

Digital surfacing uses a diamond cutter operated by a linear motor that is driven by powerful electromagnetic currents. The cutter produces the back surface of the lens according to wearer specifications, with a precision of one-tenth of a micron.

Already used to manufacture molds that produce the front side of semi-finished progress lenses like the Varilux Physio, digital technology has today reached a high level of technical maturity and cost effectiveness. As a result, it can be used in prescription laboratories and provides not only extreme precision but also allows for an infinite number of optical combinations.

Its deployment has required the development of new information systems across the entire chain, from order placement with the optician to the internal management and organization of the prescription laboratory, and even to current routing between laboratories that use digital surfacing and others using conventional surfacing processes.

In 2005, several Essilor prescription laboratories around the world were equipped with digital surfacing machines to prepare for the launch of the Varilux Physio and other products in 2006 and 2007.


ESSILOR
ESSILOR

Kappa CTD digital edging system

INSTRUMENTS: A NATURAL EXTENSION OF THE LENS BUSINESS

Essilor is also the world leader in the manufacture and sale of optical instruments, with two specialties: lens edging instruments for opticians, optometrists and prescription laboratories, and vision screening instruments for schools and other institutions, occupational medicine centers, the armed forces and eye care professionals.

2005 was a good year for Essilor Instruments, with revenue increasing 6.3% like-for-like. The business also increased market share, especially in China, where the rise in sales of polycarbonate lenses was supported by the installation of purpose-designed edging machines with Chinese opticians.

In the edging business, the year was shaped by two events:

- The acquisition of US market leader **National Optronics**, which provided Essilor with additional edging technologies that are especially well suited to polycarbonate and high-index materials as well as to wrap-around frames. Essilor will support the global expansion of National Optronics, whose expertise, quality and service are universally recognized across the US ophthalmic lens industry. The company's latest edging system received an award this year from the Optical Laboratories Association.
- The launch of the **Kappa CTD** digital edging system, which was enthusiastically received by opticians and was awarded a gold medal at the 2005 International Eyewear & Optics Exhibition (SILMO) for its advanced technological features. The Kappa CTD is a top-of-the-line edging system that is fully automated and very easy to use. It integrates drilling and automatic centering functions that adapt to lens shape.

In the area of visual screening, US-based Stereo Optical also had a good year. Sales were lifted by the launch of Optec 6500, a state-of-the-art screening machine that measures eyesight with a very high degree of accuracy. Thanks to this new machine, Stereo Optical helps to promote vision correction solutions that sharpen visual acuity.

INTRODUCING HIGH RESOLUTION VISION.
ONLY FROM VARILUX



VARILUX PHYSIO
TWIN Rx TECHNOLOGY

Varilux keeps progressing. You will too.
VARILUX

VARILUX PHYSIO: A MAJOR PROJECT FOR 2006

In early 2006, Essilor launched **Varilux Physio**, its new progressive lens, developed in 2005 following five years of research.

With Varilux Physio®, a revolutionary lens not only in its design but also in its production techniques, Essilor has invented High Resolution Vision and strengthened its position on the leading edge of innovation.

Varilux Physio: technology

Varilux Physio represents a double technological breakthrough developed by Essilor research teams. Its Twin Rx Technology features an exclusive process for calculating surfaces and a production method that uses *advanced digital surfacing.*

For the surface, Essilor uses Wavefront technology that can identify and correct a wide range of inherent progressive lens distortions. For the first time, Essilor engineers were able to analyze an entire beam of light (not just a single ray) entering the pupil (regardless of gaze direction), identify aberrations caused by conventional surfaces and correct them to achieve optimal acuity. The new lens offers better contrast in distant vision, wider areas of clear vision at mid distance and enhanced comfort and clarity at close range, whatever the light conditions.

In terms of manufacturing, Varilux Physio is produced using point-by-point twinning. First, advanced calculation software measures the back surface of the lens to ensure that it meets design specifications over the entire surface and for all prescriptions. Then point-by-point twinning is carried out in Essilor prescription laboratories using digital surfacing technology whenever the back surface generated by the calculation requires a degree of precision that only these machines can deliver.

Varilux Physio: performance

Tests conducted among 2,000 Varilux Physio wearers and 150 eye care professionals in several countries have confirmed these benefits. Wearer feedback has reinforced the very high opinion of the advantages provided by Varilux Physio in terms of vision and comfort compared to the latest generation of progressive lenses available in the market.

Varilux Physio is protected by eight patents, including five for the lens design and three for the manufacturing process.

Launched in early 2006, the lens is being rolled out in roughly 100 countries between January and June and will gradually be made available in all plastic materials–1.5 to 1.74 and polycarbonate–by the end of the year.

Targeted International Expansion

Acquisitions that strengthen technological potential and downstream integration

Essilor pursued its external growth in 2005, enhancing its positions in prescription laboratories and finished-lens distribution. In all, 18 companies were acquired in 2005 for a total €115.7 million. The full-year sales of these acquisitions represented around €92 million.

Developing technological potential

The acquisition of new companies provides Essilor with enhanced technological capabilities and access to new products. In 2005, Essilor made two acquisitions that expanded its range of skills in its two businesses–Lenses and Instruments.

- **The Spectacle Lens Group** (United States). In June, Essilor announced the acquisition of The Spectacle Lens Group, the ophthalmic lens business of Johnson & Johnson Vision Care Inc., a subsidiary of US-based Johnson & Johnson. Created in 1999, The Spectacle Lens Group has developed the Definity brand of progressive lenses, featuring unique Dual Add technology that divides progressive add power between the front and back surfaces. Definity was introduced in select US test markets in late 2002 and has proven popular with local eye care professionals and consumers. The acquisition was fully in line with Essilor's strategy of offering innovative, high value-added products. The Dual Add and related technologies has enhanced the Company's research programs to improve and personalize its offering of progressive lenses. The transaction was approved by US antitrust authorities and completed in the third quarter of 2005. Essilor then began integrating the new business and distributing the Definity lenses through its sales networks in the United States to speed its development. By the end of the year, the manufacture of Definity progressive lenses was transferred to an Essilor laboratory in Dallas.

- **National Optronics** (United States). In June, Essilor also completed its acquisition of the production and sales assets of **National Optronics**, based in Charlottesville, Virginia. Founded in 1979, National Optronics designs and manufactures precision edging systems, primarily for prescription laboratories, based on its specific technology. National Optronics has consolidated Essilor's position as the worldwide leader in edging systems, while adding a complementary technology to the Company's portfolio.

Strengthening downstream integration

End-to-end management of the production chain and optician distribution networks is a key component of Essilor's strategy. It speeds and supports the market launch and delivery of new products and makes it possible to offer a range of products and services that meet the specific needs of opticians, whether they are independent, members of a purchasing association or part of a distribution chain. In 2005, Essilor continued to strengthen its downstream positions, mainly through its strategy of acquiring prescription laboratories.

In Europe, three transactions were completed during the year:

- The acquisition of **ATR Mec Optical**, the Italian distributor of Essilor subsidiary BBGR. ATR Mec owns two prescription laboratories.
- The acquisition of **OMI**, Essilor's exclusive lens distributor in Martinique, Guadeloupe and French Guiana. OMI has a prescription laboratory in Guadeloupe.
- The acquisition of a 25% stake in Ayudas para la Vision Subnormal (AVS), a company based in Madrid, Spain that manages a visual rehabilitation center for people suffering from visual deficiency. This transaction will enable Essilor and AVS to develop services for the visually impaired.

In the United States, Essilor acquired majority (generally 80%) or controlling (100%) interests in seven prescription laboratories to enhance service to opticians:

- **Vision-Craft Inc.** in Detroit, Michigan.
- **Midland Optical** in St. Louis, Missouri.
- **Jorgenson Optical Supply Company** near Seattle, Washington.
- **Optical One** in Youngstown, Ohio.
- **MGM** in Puerto Rico.
- **ACO Lab Inc.** in Commerce, California.
- **Focus Optical Labs Inc.** in Chicago, Illinois.





In Canada, Essilor acquired **Groupe Vision Optique** (GVO), which owns prescription laboratories in several large cities in the Province of Quebec (Trois-Rivières, Quebec, Rimouski, Beloeil and downtown Montreal).

Separately, Essilor signed a contract with **Hakim Optical**, Ontario's leading optical chain, to acquire its Coating Lab Enterprises business, which comprises three anti-reflective treatment centers in London and Toronto, Ontario and in Halifax, Nova Scotia. The contract also calls for Essilor to supply the majority of the anti-reflective treatments sold in Hakim Optical's stores, as well as a major proportion of their lenses. Lastly, Essilor acquired the assets of Canada's **Optical Software Inc.**, which makes prescription laboratory management software.

In India, Essilor extended its prescription laboratory network by acquiring a majority stake **in Delta Lens Private Limited**, a prescription laboratory based in Mumbai (formerly Bombay).

In Indonesia, the Company created a prescription laboratory in partnership with one of the country's leading retail chains.

Lastly, **in Taïwan**, Essilor signed an agreement with **Polylite**, the second largest company in the local corrective lens market. Under the agreement, Essilor acquired a 12.1% stake in Polylite's manufacturing division and the partners set up a joint venture called Polylite Asia Pacific Pte Ltd, owned 51% by Essilor and 49% by Polylite. The new company combines all of Polylite's prescription laboratories and lens distribution operations in Taiwan, Hong Kong and China. The alliance has enabled Essilor to enter Taiwan, a country with significant potential for progressive lenses where the Company did not yet have any local operations. In addition, it has strengthened Essilor's positions in the prescription laboratory segment in Hong Kong and China.

A sustained acquisition program in 2006

Essilor intends to pursue its acquisition strategy in the coming years, with the goal of building a network of close-to-the-customer prescription laboratories capable of producing personalized lenses. In early 2006, Essilor acquired several prescription laboratories.

In India, Essilor India Private Ltd, a wholly-owned subsidiary of Essilor International, and India's **GKB Rx Lens Private Ltd** have entered into a joint-venture agreement through which Essilor India has acquired a 50% interest in GKB's prescription laboratory and lens wholesaling business. The agreement includes an option to increase Essilor's stake in the future. GKB Rx Lens Private Limited is a pioneer in the Indian ophthalmic lens industry. It serves independent opticians and eye care practitioners via a nationwide network of eight prescription laboratories, with $10 million in annual revenue. The agreement has enabled Essilor to enhance its leadership in India. The Company will also be able to leverage its multi-channel strategy in the prescription segment through a second network that will operate alongside the seven proprietary Essilor laboratories and the other Essilor partnerships.

With solid positions in all of the country's leading cities, Essilor is today number one in India's fast growing plastic and progressive lens market.

In Romania, Essilor acquired **Varirom**, its local distributor.

In the United States, Essilor acquired Eye Care Express Lab Inc. of Houston, Texas, and Accu Rx of Johnston, Rhode Island, two prescription laboratories.

In Canada, Essilor acquired a majority interest in SDL, an independent laboratory in Quebec. This acquisition will allow Essilor Canada to broaden its service strategy.

A Culture of Quality, Efficiency and Service

To preserve and correct the eyesight of people around the world, Essilor delivers its products and services to eye care professionals in the shortest timeframes and best conditions possible. These high standards are applied with all customers worldwide.

Manufacturing facilities: improved productivity and greater volumes

Production plants supply subsidiaries and customers with finished and semi-finished ophthalmic lenses that meet required quality specifications.

To meet market demand, Essilor's 16 plants produced 195 million lenses during the year, a 6.5% increase over 2004.

The increase reflects the growing use of plastics–notably high-index and polycarbonate materials–as a replacement for glass, as well as a sharp rise in anti-reflective finished lenses. Most of the volume increase was in Asia, especially at the plants in Thailand and the Philippines. Manufacturing start-ups included polycarbonate lenses at the plant in China and a new 1.6 high-index material in Mexico and Thailand, with product rollouts scheduled for 2006.

Every year, Essilor improves its competitiveness and delivery rate, and 2005 saw new productivity gains and an overall performance improvement. The purchasing management program was also pursued during the year and generated substantial savings.

The year's most important capital spending projects involved increasing production capacity for high-index and polycarbonate materials and for coatings and treatments in several plants; building a new inventory facility for the Thailand plant; financing prescription engineering platforms around the world; developing direct surfacing technology; and expanding treatment production lines in prescription laboratories.

Optimized engineering to support new product launches

Essilor's 215 prescription laboratories around the world are dedicated to surfacing, coating, edging and mounting lenses.

The reorganization of the Global Engineering Department begun in 2004 was pursued in 2005.

The new organization's objectives are to speed the launch of new processes and products and anticipate subsidiary needs while improving technologies to drive continuous service improvement.

This is especially important given the differences among prescription laboratories (in terms of size, operations and customers) and among markets.

In this way, Global Engineering serves as the liaison between Research and Development on one hand and plants and prescription laboratories that share technologies on the other. The Department deploys technical platforms that integrate specific customer


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requirements and deploys new technologies tailored to different laboratory models. In 2005, the organization, including most platforms, was implemented and operating procedures were clearly defined. Global Engineering also earned ISO 9001 certification. Now fully operational, the new organization has begun to demonstrate its efficiency, with the Varilux Physio launched in nearly every country during the first six months of 2006.

A unique logistics organization

Logistics play an increasingly important role within the organization and the quality of service provided to opticians around the world depends largely on supply chain efficiency. Essilor's logistics system is truly unique since it must take into account both series production in the plants and customized production in the prescription laboratories. The Company's 2,000 logistics technicians manage an ever-increasing number of SKUs (290,000 in 2005 compared with 240,000 the previous year) as well as the ophthalmic optics industry's most extensive product portfolio, with a delivery rate objective of more than 98%.

Upstream, production logistics teams for the 16 plants manage product flows that comprise storage, shipping, sales forecasts, manufacturing program and inventory level management.

Downstream, beginning in the prescription laboratories, distribution logistics teams manage the delicate balance between sales and inventory levels, the flow of customized products and distribution costs.

Throughout the year, the logistics organization pursued the action plan initiated in 2004 to meet the stepped-up pace of new product launches. The main actions involved the start-up of a new global program for the period 2005-2007 that is intended to more fully integrate information systems and to develop new functions.

Business and Financial Performance

[illegible] with European regulation 1606/2002, Essilor prepared its consolidated financial statements for the year ended [illegible] 31, 2005 in accordance with International Accounting Standards (IAS)/International Financial Reporting Standards (IFRS) [illegible] interpretations. Overall, the transition to the new standards had a very limited impact on Essilor's consolidated equity [illegible] impact on consolidated net profit. However, many items have been reclassified in the IFRS financial statements. [illegible] has applied IAS 32 and IAS 39 as from January 1, 2005. As a result, the 2005 and 2004 statements of income are not directly [illegible]. Details of the options applied on transition to IFRS and the impact of each standard on the 2004 financial statements [illegible] disclosed in June 2005 and included in the 2005 Reference Document, in notes 1 and 2 to the Consolidated Financial Statements. This document is available on request from Essilor headquarters and can be downloaded from the Shareholders/Investors section of www.essilor.com.

Consolidated Statement of Income

(in € thousands except per share data)	2005 IFRS	2004 IFRS[a]
Revenue	2,424,323	2,202,528
Cost of sales	(1,034,529)	(960,457)
GROSS MARGIN	**1,389,794**	**1,242,071**
Research and development costs	(113,490)	(106,095)
Selling and distribution costs	(538,711)	(495,458)
Other operating expense	(317,176)	(283,977)
CONTRIBUTION FROM OPERATIONS	**420,417**	**356,541**
Restructuring costs, net	(3,353)	(6,203)
Impairment losses	(11,256)	(2,539)
Compensation costs on share-based payments	(12,269)	(8,544)
Other income and expenses from operations, net	1,967	1,832
Gains and losses on asset disposals, net	(1,871)	(2,192)
OPERATING PROFIT	**393,635**	**338,895**
Finance costs	(28,021)	(26,288)
Income from cash and cash equivalents	18,993	18,095
Other financial expense, net	(9,708)	(5,402)
PROFIT BEFORE TAX	**374,899**	**325,300**
Income tax expense	(108,292)	(90,044)
NET PROFIT OF CONSOLIDATED COMPANIES	**266,607**	**235,256**
Share of profit of associates	22,457	9,837
NET PROFIT	**289,064**	**245,093**
Attributable to equity holders of Essilor International	**287,134**	**244,427**
Attributable to minority interests	1,930	666
Basic earnings per share (€)	2.82	2.41
Weighted average number of shares (thousands)	101,883	101,483
Diluted earning per share (€)	2.72	2.32
Diluted weighted average number of shares (thousands)	108,455	107,854

(a) Excluding IAS 32 and IAS 39, applied as of January 1, 2005.

Revenue

Revenue growth in 2005	Reported	Like-for-like	Scope of consolidation	Currency effect
in € millions	221.8	115.0	73.8	33.0
as a %	10.1%	5.2%	3.4%	1.5%

Consolidated revenue totaled €2,424.3 million, a 10.1% rise. Excluding the currency effect, the increase was 8.6%, in line with the target announced at the beginning of the year.

- On a like-for-like basis, revenue rose 5.2%, with growth accelerating between the first half (4.7%) and the second (5.7%). This reflects an increase of around 3% in unit sales of lenses and an improvement in the product mix.
- Companies acquired in 2004 and 2005 contributed 3.4% of growth.
- The currency effect (1.5%), which was negative early in the year, became favorable thanks to the rise of the US and Canadian dollars against the euro and the very good resilience of the Brazilian real.

Revenue by market

Revenue *in € millions*	2005	2004	% change (reported)	% change (like-for-like)
Europe	1,120.4	1,077.9	3.9%	2.4%
North America	1,025.1	897.2	14.3%	6.5%
Asia-Pacific	202.1	173.3	16.6%	12.2%
Latin America	76.7	54.1	41.7%	18.1%

Europe: a mixed performance

In Europe, where the environment was challenging in most countries and often impacted by a sluggish economy, revenues rose slightly (2.4% like-for-like) and market share was maintained. The multi-network distribution strategy (Essilor, BBGR and Nikon) was extended to Italy with BBGR's acquisition of ATR Mec, providing very broad coverage of the European market with a variety of products and brands.

In **France**, where revenue from the lens business rose by 2.2%, Essilor maintained its overall positions in a market that saw slower growth than in previous years as well as an increase in mergers and acquisitions among distributors. The Essilor network continued to bring to market high value-added innovations and posted solid results with opticians for its recent products, notably Crizal Alizé anti-reflective lenses, Varilux Ellipse and Varilux Ipseo progressive lenses, and Transitions photochromic lenses. BBGR pursued its growth among major chains and launched two innovative products: an anti-reflective, smudge-proof lens and a progressive lens for small frames, both of which proved highly popular. Lastly, Novisia (Nikon products) had a very good year.

In **Germany**, the market rebounded for both Essilor and Rupp und Hubrach (BBGR), with sales rising 7.6%, led by personalized lenses. In **Austria**, lower reimbursements for optical equipment that took effect on January 1, 2005 resulted in a major decline in the market, as local subsidiary sales were down 16.5% for the year.

In Southern Europe, Essilor strengthened its positions with substantial growth in **Spain** (up 6.1%), **Portugal** and **Italy**, where the Company's 2004 and 2005 acquisitions propelled it to market leadership. It was also a very good year in **Eastern Europe**, especially the Czech Republic and Croatia. The prescription laboratory in Warsaw, Poland continued to ramp up production and became one of Essilor's largest in terms of capacity.

In the **United Kingdom**, however, 2005 was a disappointment, as revenue was flat for the year. Growth was well below expectations because of strategy and policy changes made by a number of major distributors. The year was also difficult in **Northern Europe**.

In late 2005, the first subsidiary was opened in **Russia** to provide opticians with Essilor products. The new unit will initially be supplied with subscription lenses from several European laboratories.

North America: another good year

Revenue in North America rose by a high 6.5% like-for-like, reflecting further market share gains.

United States

In a market that expanded moderately, with independent opticians and optometrists enjoying slightly faster growth than optical chains, revenue rose 7.1% like-for-like. Essilor strengthened its leadership positions in its three customer segments: independent opticians/optometrists, independent prescription laboratories and optical chains.

Sales to opticians and optometrists were driven by strong demand for high-index materials (1.6, 1.67 and 1.74), progressive lenses and anti-reflective lenses, which are outperforming the market as a whole. This situation has had a positive impact on both the product mix and on the growth of sales by the Essilor prescription laboratory network, which continued to successfully integrate new partners during the year.

Sales to independent laboratories were also strong, rising faster than the market, thanks to Essilor's reliable organization and product quality.

Partnerships were also strengthened with leading US optical chains, in particular with Luxottica, which operates the Cole, Pearle and LensCrafters stores. One example was the highly successful rollout in LensCrafters outlets of a new anti-reflective, smudge-proof lens marketed under 3M's Scotchgard™ Protector brand. Sales of Nikon Eyes lenses continued to grow in Wal-Mart stores. During the year, a number of contracts were won to supply chains with lenses, and deliveries of sophisticated products from Essilor's own prescription laboratories increased.

Canada

In Canada, sales were impacted by the elimination of ophthalmic optics reimbursements in Ontario, which represents one-third of the market. Nonetheless, Essilor's performed well in terms of revenue, which was sustained by the sale of anti-reflective lenses, high-index materials, progressive lenses (especially for small frames) and photochromic lenses. Essilor Canada also made two acquisitions during the year.

Asia-Pacific: significant growth in emerging markets

Essilor turned in a solid performance in Asia-Pacific, with revenue increasing 12.2% like-for-like.

Nikon-Essilor and Japan

Essilor is represented in **Japan** by Nikon-Essilor, which is jointly owned on a 50/50 basis by the two companies. In this mature market, Nikon-Essilor achieved satisfactory 4.9% growth in sales. Market share also increased, notably with optical chains, thanks to upscale products integrating new technologies like digital surfacing, which were recently introduced in progressive and single vision lenses. Sales of 1.74 high-index materials continued to grow.

Outside Japan, Nikon-Essilor's two subsidiaries in Canada and the United Kingdom had an excellent year, helping to further increase the jointly owned subsidiary's total contribution to Essilor earnings.

In **South Korea**, Essilor Korea benefited from the rapid development of Nikon and Varilux products and strong growth in sales of high-index lenses in the domestic market.

In **China**, ongoing deployment of the multi-network strategy introduced several years ago drove a nearly 30% increase in revenue and led to new market share gains. Essilor brand products continued to sell well, led by Airwear polycarbonate lenses in particular and prescription lenses in general. Chemilens, an Essilor Korea subsidiary, enjoyed very strong growth in sales of high-index materials and doubled its plant capacity during the year.

In **India**, where the market for plastic lenses is expanding rapidly, revenue rose by 47%, driven by a multi-channel strategy and a highly assertive approach to marketing Varilux, Crizal and other brand-name products to opticians.

Elsewhere in Asia (especially **Malaysia**, **Singapore** and **Indonesia**) and in **New Zealand**, sales rose sharply, led by sustained demand for high-index, progressive and photochromic lenses. Lastly, in **Australia**, revenue held firm in a stable market.

Latin America: Essilor's best performance

Latin America posted the sharpest increase of any region, with revenue rising 18.1% like-for-like.

The favorable economic environment had a very positive impact on most ophthalmic optics markets, which grew in terms of both revenue and sales volumes.

In **Brazil**, the excellent image of the Varilux brand drove very strong demand for photochromic, anti-reflective, progressive and other high value-added lenses. A Varilux progressive lens for small frames and the Crizal Alizé anti-reflective lens were launched during the year and met with considerable success. Essilor also opened a new anti-reflection coating center to meet the needs of two customer segments: opticians and prescription laboratories.

In **Argentina**, the optics market rose to its highest level since 2001, just before the country's economic collapse. The trend to replacing glass with plastic lenses accelerated in 2005. Essilor enjoyed a very good year, shaped by an improved product mix and strengthened sales teams. An anti-reflection coating center was also created in partnership with Argentine laboratories, with whom Essilor works closely. Elsewhere in the region, notably Central America, new market share gains were recorded.

Mexico remains a difficult market in which sophisticated optical products are underdeveloped. Nonetheless, advances were made in Essilor's ongoing initiatives to develop its flagship products.

Statement of income

Gross margin

An enhanced product mix and productivity gains lifted gross margin (revenue less cost of sales) by 0.9 points to 57.3% from 56.4% in 2004.

Other operating expense

Other operating expense totaled €969.4 million in 2005 versus €885.6 million in 2004. Research and development and engineering costs represented €113.5 million (including a €1.7 million tax credit), selling and distribution costs €538.7 million, and other operating costs €317.2 million.

Contribution from operations [1]

Growth in contribution from operations [1] in 2005	Reported	Like-for-like	Scope of consolidation	Currency effect
in € millions	63.9	55.0	3.1	5.8
as a %	17.9%	15.4%	0.9%	1.6%

(1) Operating profit before share-based payments, restructuring costs and other non-recurring items, and goodwill impairment.

Contribution from operations increased 17.9% to €420.4 million from €356.5 million in 2004.

Contribution from operations as a percentage of revenue gained 1.1 points, reaching 17.3%. The increase reflected:

- A strong gross margin supported by productivity gains and an improved product mix.
- Good control over operating expense, which declined 0.2 points as a percentage of revenue.
- Wider margins in all host regions, including Europe.

Other income and expenses from operations, net

This item showed net expense of €24.9 million versus €15.4 million the year before. The increase stems from:

- Higher costs related to stock option plans, which totaled €8.1 million for four plans in 2005 compared with €4.6 million for three plans in 2004.
- A significant increase in goodwill impairment, which rose to €10.9 million from €2.5 million the year before. The impairment charge reflects difficulties encountered by a Mexican subsidiary and by BNL, which operates in the highly competitive non-corrective sunglass lens market.

Operating profit

This new item represents contribution from operations less other income/expense and proceeds from asset disposals. Operating profit totaled €393.6 million, or 16.2% of revenue, compared with €338.9 million, or 15.4% of revenue in 2004, an increase of 16.1%.

Growth in operating profit in 2005	Reported	Like-for-like	Scope of consolidation	Currency effect
in € millions	54.7	46.0	3.2	5.6
as a %	16.1%	13.6%	0.9%	1.6%

Financial income and expense

Net financial expense totaled €18.7 million versus €13.6 million in 2004. Net interest expense declined during the year; however first-time application of IAS 32 and IAS 39 led to a €4.1 million charge related to the separate recognition of the conversion option on convertible bonds under IFRS and recognition of a €5.5 million loss arising from remeasurement of financial instruments at fair value.

Income tax expense

The effective tax rate stood at 28.9% compared with 27.7% in 2004. The increase was largely due to a rise in non-deductible expenses related to consolidation under IFRS.

Share of profit of associates

This item includes the Group's share of profit contributed by VisionWeb (44.03% stake), Bacou-Dalloz (15.11%), and, since the application of IFRS, Transitions (49%). Share of profit of associates rose sharply, to €22.5 million from €9.8 million in 2004, thanks to an improved performance from VisionWeb and especially Bacou-Dalloz, which swung from a loss of €1.6 million in 2004 to a profit of €6.9 million in 2005.

Net profit after minority interests and earnings per share

Net profit rose 17.9% to €289 million. Net profit after minority interests increased 17.5% to €287.1 million and net margin widened to 11.8% from 11.1% the year before. Earnings per share grew 17% to €2.82.

Balance sheet

Inventories and working capital requirement

Inventories totaled €364.6 million, up 19% from €306.4 million in 2004. At constant scope of consolidation and exchange rates, the increase amounted to 6.4%. Substantial inventory was built up at the end of the year, notably in Europe, to prepare the launch of several new products, including Varilux Physio and Transitions Gen V 1.5 index lenses.

Investment

in € millions	2005	2004
Capital expenditure net of divestments	174.7	145.8
Depreciation and amortization	120.8	111.7
Gross financial investment	175.8	115.4
Cash flow [1]	388.9	394.5

(1) Cash provided by operations less change in working capital requirement and provisions.

Capital expenditure net of divestments totaled €174.7 million or 7.2% of consolidated revenue. Of this, Europe accounted for €79 million, North America €59 million, and the rest of the world €37 million. Spending broke down as follows:

- Around 30% was devoted to series production to increase plant capacity, notably in Mexico and Thailand for medium and high index lenses.
- Around 60% was used to equip prescription laboratories, mainly for anti-reflection coating lines as well as for digitally controlled machines needed to deploy the digital surfacing technology used in the production of the new Varilux Physio progressive lens.
- Around 10% went to various investments in Research and Development and Instruments, as well as to the acquisition of software licenses for operational and analytical IT systems.

In the past few years, the percentage of capital expenditure devoted to prescription has risen gradually, in line with the increase in value added products and especially growth in Crizal and Crizal Alizé anti-reflective lenses.

Financial investments amounted to €175.8 million in 2005. Acquisitions accounted for €115.7 million, while buybacks of shares to be cancelled net of the proceeds from the exercise of stock options accounted for €58.4 million.

Debt

(in € millions)


417
32
20
175
28
77
174
16
Net cash provided by operations
Employee share issue
Decrease in net cash and cash equivalents
Capital expenditure net of divestments
Change in WCR and provisions
Dividends
Financial investments net of divestments (1)
Currency translation and changes in the scope of consolidation

(1)) Divestments of property, plant and equipment and financial assets totaled €1.8 million in 2005.

Despite the year's good performance and increase in margins, the cash surplus edged back slightly in 2005 for three reasons:

- An increase in dividend payments.
- Significant capital expenditure and financial investment.
- The fact that Transitions was accounted for by the equity method in 2005, with the result that its cash and cash equivalents are no longer recognized on the lines concerned.

Essilor ended the year with a net cash surplus of €54 million.

Key ratios

- Return on equity (ROE)

Return on equity stood at 17.1% in 2005 versus 17.6% under IFRS in 2004. Based on 2004 exchange rates, ROE came to 17.8%, reflecting Essilor's improved margins and efforts to limit growth in the number of shares outstanding.

- Return on assets (ROA)

Return on assets amounted to 24.8% compared with 25.7% in 2004 under IFRS. At constant exchange rates, ROA increased by 0.3 points.

Consolidated Balance Sheet at December 31, 2005 (ASSETS)

in € thousands	2005 IFRS	January 1, 2005 after IAS 32 and 39	2004 IFRS[(a)]
Goodwill	451,037	357,806	350,357
Other intangible assets	124,195	86,774	88,155
Property, plant and equipment	637,342	520,256	520,256
PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS, NET	**1,212,574**	**964,836**	**958,768**
Investments in associates	133,313	101,065	101,090
Other long term financial investments	41,408	43,408	42,830
Deferred tax assets	36,612	24,437	40,099
Long-term receivables	9,189	4,087	4,087
OTHER NON-CURRENT ASSETS, NET	**220,522**	**172,997**	**188,106**
TOTAL NON-CURRENT ASSETS, NET	**1,433,096**	**1,137,833**	**1,146,874**
Inventories	364,559	306,440	306,440
Prepayments to suppliers	9,614	7,634	7,634
Current receivables	515,460	443,601	447,420
Current income tax assets	16,054	4,015	4,015
Other receivables	7,851	5,872	5,872
Derivative financial instruments	2,650	37,228	
Prepaid expenses	14,139	14,218	14,218
Essilor shares			449
Marketable securities	548,424	572,769	572,515
Cash and cash equivalents	110,289	97,824	97,824
CURRENT ASSETS, NET	**1,589,039**	**1,489,601**	**1,456,387**
Non-current assets held for sale	4,015		
TOTAL ASSETS	**3,026,150**	**2,627,434**	**2,603,261**

(a) Excluding IAS 32 and IAS 39, applied as of January 1, 2005.

Consolidated Balance Sheet at December 31, 2005 (LIABILITIES)

in € thousands	2005 IFRS	January 1, 2005 after IAS 32 and 39	2004 IFRS[a]
Share capital	36,122	36,159	36,159
Additional paid-in capital	203,771	212,449	212,449
Retained earnings	1,133,089	955,610	949,031
Treasury stock	(81,979)	(64,144)	(63,695)
Convertible bond (OCEANE) call option	40,752	40,752	
Revaluation and hedging reserves	(1,289)	445	
Translation reserve	63,266	(37,451)	(37,451)
Net profit attributable to equity holders of Essilor Intl.	287,134	244,427	244,427
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF ESSILOR INTERNATIONAL	**1,680,866**	**1,388,247**	**1,340,920**
Minority interests	7,000	3,573	4,515
TOTAL EQUITY	**1,687,866**	**1,391,820**	**1,345,435**
Provisions for pensions and other post-employment benefits	90,848	81,430	81,430
Long-term borrowings	448,848	571,013	607,383
Deferred tax liabilities	2,163	1,878	1,878
Long-term payables	631	551	551
NON-CURRENT LIABILITIES	**542,490**	**654,872**	**691,242**
Provisions	26,321	32,010	32,010
Short-term borrowings	156,222	25,613	25,613
Customer prepayments	6,943	7,257	7,257
Short-term payables	522,505	436,792	439,114
Current income tax	26,665	30,883	30,883
Other liabilities	38,897	31,831	23,551
Derivative financial instruments	9,267	8,200	
Deferred income	8,974	8,156	8,156
CURRENT LIABILITIES	**795,794**	**580,742**	**566,584**
TOTAL EQUITY AND LIABILITIES	**3,026,150**	**2,627,434**	**2,603,261**

(a) Excluding IAS 32 and IAS 39, applied as of January 1, 2005.

Investor Information

Thirty years on the stock market

The Essilor share was introduced on the Paris Bourse on October 28, 1975 at a restated price of 51.89 euro cents. It closed on December 30, 2005 at €68.20.

On January 3, 2005, the Essilor share was included in the Euronext Paris's benchmark CAC 40 index.

Over the past 30 years, the share has outperformed the CAC 40 index.

- The share price has increased by a multiple of 131.4 in 30 years.
- It has risen by 378% in the past ten years, 96.2% in the past five years and 73.8% in the past three years. In 2005, it increased by 18.3%.

A diversified shareholder base

At December 31, 2005, there were 103,206,262 Essilor shares outstanding (100% of the free float). To the best of the Company's knowledge, the ownership structure is as follows:



Employees 8.3%
Treasury stock 1.3%
Private shareholders 10.3%
Resident institutional investors 28.2%
Non-resident institutional investors 51.9%

An ongoing commitment to transparency

Essilor provides a full range of information media in order to maintain a solid relationship with the public.

- All press releases regarding sales, earnings, acquisitions or other significant developments are posted on the www.essilor.com website. Presentations of full-year results are webcast live on the site and archived for later viewing. Conference calls are held with financial analysts in French and English when full-year, interim and quarterly revenue figures are released. These calls are also available for later listening.
- Meetings are held regularly with institutional investors in Europe, North America and Asia. In 2005, fourteen road shows were organized (of which two each in Paris and New York and one each in London and Tokyo) and 180 one-on-one meetings were held.
- Visits to Essilor facilities provide members of the financial community with an inside look at the ophthalmic optics business. In 2005, tours were organized of two prescription laboratories: one in Warsaw, Poland for analysts and one in Aichi, Japan for a group of investors.

Share performance

in €	2005	2004	2003	2002	2001
High	71.95	57.75	42.50	45.57	35.80
Low	52.30	39.20	30.85	31.20	25.00
Closing on December 31	68.20	57.65	41.00	39.25	33.95
Shares outstanding on December 31	103,206,262	103,310,483	102,740,108	102,683,613	101,075,891
Market capitalization at December 31 (in € millions)	7,012	5,932	4,188	3,975	3,417

Significant increase in the payout ratio, 2001-2005



(in €)
(as a %)
1
0.5
0
50
37.5
25
0.41
0.50
0.56
0.76
0.94(1)
29%
28%
28.4%
34%
33.3%
2001
2002
2003
2004
2005
Dividend per share
Payout ratio

(1) Subject to approval at the Annual Shareholders Meeting on May 12, 2006.

Essilor securities

Essilor has issued two types of securities: shares of common stock and bonds convertible into or exchangeable for new or existing shares of common stock (OCEANE).

Share data

The Essilor share trades on the Euronext Paris (Eurolist - Compartment A) stock exchange.
Par value: €0.35
Number of fully paid shares of common stock outstanding at December 31, 2005: 103,206,262
Eligible for the SRD deferred settlement system and PEA equity savings plan.
Codes and symbols: ISIN: FR 0000121667, Reuters: ESSI.PA, Bloomberg: EF.FP
Main stock indexes in which the Essilor share is included:
- CAC 40 (since January 3, 2005)
Weighting in the CAC 40 index at December 31, 2005: 0.84%
Socially responsible investment indexes:
- ASPI (Vigeo agency) and FTSE4GOOD (FTSE)

The Essilor share and the CAC 40 index: five year-comparative performance


Base 100
250
200
150
100
50
0
Essilor *: up 112%
CAC 40 *: down 13%
Jan 2001
Jan 2002
Jan 2003
Jan 2004
Jan 2005
Jan 2006

**January 1, 2001 to March 10, 2006.*

OCEANE data

Listing: Euronext Paris
Par value: €51.15
Number of OCEANE bonds outstanding at December 31, 2005: 6,039,749
ISIN code: FR 0000189276

Share buyback program

During the period between January 1 and December 31, 2005, the Board of Directors used the authorizations given at the Extraordinary Shareholders' Meeting of May 13, 2005, to purchase 985,523 shares at an average price of €64.69 per share.

Shares issued, cancelled and bought back in 2005

- New shares issued on exercise of stock options: 450,247
- New shares issued to the Essilor Group five and seven-year corporate mutual funds: 345,532
- Treasury stock canceled: 900,000, reducing the Company's capital by €315,000
- Treasury stock at December 31, 2005: 1,323,630 shares

Agent bank

Société Générale is Essilor's agent bank for holders of shares registered with the Company:

Société Générale - Département Titres et Bourse
32, rue du Champ de Tir - BP 81-236 - 44312 Nantes Cedex 3 - France
Tel (when calling from France): 0 825 820 000
Tel (when calling from outside France): +33 2 51 85 67 89
Fax: +33 2 51 85 53 42

Advantages of registering shares with the Company:
- No custodial or management fees.
- Shareholder hotline: when calling from France: when calling from outside France.
- Doubled voting rights for shares held more than two years.
- Internet access to the holder's account.
- Notice to attend Annual Meetings and related documents sent automatically.

2006 INVESTOR CALENDAR

Thursday, April 20, 2006: First-quarter revenue announced
Friday, May 12, 2006: Annual Meeting of Shareholders
Thursday, July 20, 2006: First-half revenue announced
Thursday, September 7, 2006: First-half earnings announced
Thursday, October 19, 2006: Nine-month revenue announced

www.essilor.com: Shareholders/Investors section

INVESTOR CONTACT

Véronique Gillet
Vice President, Investor Relations and Financial Communication
Tel: +33 (0) 1 49 77 42 16 - Email: invest@essilor.com

5-YEAR FINANCIAL PERFORMANCES

in € millions	2005 IFRS	2004 IFRS [1]	2004	2003	2002	2001
INCOME STATEMENT						
Revenue	2,424	2,203	2,260	2,116	2,138	2,070
Gross margin as a % of revenue [2]	*57.3%*	*56.4%*	*60.3%*	*60.6%*	*59.7%*	*56.7%*
Operating expense as a % of revenue	*40.0%*	*40.2%*				
Contribution from operations [3]	420	356.5				
Contribution from operations as a % of revenue	*17.3%*	*16.2%*				
Operating profit (French GAAP)			404	365	341	311
Operating profit as a % of revenue			*17.9%*	*17.2%*	*15.9%*	*15%*
Operating profit (IFRS)	393.6	338.9				
Operating profit as a % of revenue	*16.2%*	*15.4%*				
Net profit attributable to equity holders of Essilor International	287	244	227	200	182	143
Net margin	*11.8%*	*11.1%*	*10.1%*	*9.5%*	*8.5%*	*6.9%*
CASH FLOWS						
Cash flow [4]	418	392	385	354	335	286
Capital expenditure	181	150	160	150	145	127
Financial investments [5]	178	111	115	150	37	57
Dividends paid [6][7]	77	62	62	59	46	41
BALANCE SHEET						
Total equity	1,688	1,345	1,334	1,206	1,212	1,207
Property, plant and equipment and intangible assets, net	1,213	959	1,065	1,049	1,088	1,199
Inventories	365	306	319	310	325	348
Total borrowings	606	633	646	709	415	417
Net cash [8]	54	37	34	(97)	(163)	(321)
FINANCIAL RATIOS (as a %)						
Return on assets (ROA)	24.8	25.7	26.8	24.1	21.2	16.9
Return on equity (ROE)	17.1	17.6	17	16.6	15	11.8
Net cash to equity	3.2	2.8	2.5	(8)	(13)	(27)
Shares outstanding at year-end [9][10]	103,206,262	103,310,483	103,310,483	102,740,108	102,683,613	101,075,891
PER-SHARE DATA (in €)						
Net assets [9]	13.66	13.20	13.14	11.92	11.99	12.08
Earnings [9]	2.82	2.41	2.24	1.98	1.82	1.43
Diluted earnings [9]	2.72	2.32	2.15	1.95	1.81	1.43
Dividend before tax credit [9]	0.94	0.76	0.76	0.56	0.50	0.41
Payout ratio	33.3%	32%	34%	28%	28%	29%
EMPLOYEES [11]	26,534	24,793	25,886	23,607	23,269	22,309

(1) Before first-time application of IAS 32 and IAS 39 standards (January 1, 2005).
(2) Revenue less cost of sales.
(3) Operating profit before share-based payments, restructuring costs and other non-recurring items, and goodwill impairment.
(4) Profit before depreciation, amortization, other non cash items and share of profit of associates, net of dividends received.
(5) Including buyback of treasury stock.
(6) Dividends paid for the previous year.
(7) Including dividend equalization tax in the years 2001-2003. Abolished in 2004.
(8) After first-time application of IAS 32 on January 1, 2005, Essilor's net cash position stood at €74 million.
(9) Restated for the 10-for-1 stock split in 2001.
(10) Including shares held in treasury.
(11) Excluding Transitions Optical Inc. employees in 2004 and 2005 (IFRS).

[illegible] indicated,
[illegible]formation concerning market share and positions is based on volumes sold.
[illegible]keting information concerning the ophthalmic optics market and industry as well as information about Essilor's market share [illegible] is based on internal assessments and studies incorporating external market data where appropriate.

[illegible] Annual Report and Reference Document are produced by
[illegible] Essilor Investor Relations and Financial Communication Department
[illegible]: + 33 (0) 1 49 77 42 16 - Fax: + 33 (0) 1 49 77 43 24
[illegible]: invest@essilor.com - Website: www.essilor.com

[illegible] financial and legal data intended for shareholders are included in the 2005 Reference Document filed with Autorité [illegible] Marchés Financiers. This document is available on request from Essilor headquarters and can be downloaded from the [illegible]holders/Investors section of www.essilor.com.

[illegible] English version of this Annual Report is a free translation from the original, which was prepared in French. All possible care has been [illegible] to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation of information, [illegible]ws or opinion expressed therein the original language version of the document in French takes precedence over the translation.

ESSILOR INTERNATIONAL
Compagnie Générale d'Optique
147, rue de Paris - 94220 Charenton-le-Pont - France
Tel: + 33 (0) 1 49 77 42 24 - Fax: + 33 (0) 1 49 77 44 20 - www.essilor.com
A French corporation with fully-paid-up capital of €36,122,101.70 - Registered under the number 712 049 618 in Créteil, France.


essilor

Concept-design: Phénix Communication - Tel: +33 (0) 1 49 64 64 64 - Photos: Angela Capetta / Getty Images: Piotr Klosek / Gamma; Essilor photo library: Nicolas Richez: Roberto Rosa: Studio Pons / Philippe Pons: Lito Uyin / Redlink / Gamma: Other.

2005 Reference Document


ESSILOR

Documents incorporated by reference:

In accordance with European Commission regulation 809/2004/EC (Article 28), the following information is incorporated by reference in this Reference Document:
- The Board's activity report, consolidated financial statements and Auditors' report on the consolidated financial statements for the year ended December 31, 2003, presented on pages 3 to 20 and 22 to 52 of the 2003 Reference Document filed with the AMF on April 20, 2004 under no. D.04-534.
- The Board's activity report, consolidated financial statements and Auditors' report on the consolidated financial statements for the year ended December 31, 2004, presented on pages 25 to 35 and 44 to 78 of the 2004 Reference Document filed with the AMF on April 19, 2005 under no. D. 05-0479.

The 2003 and 2004 Reference Documents may be downloaded from the Essilor website, www.essilor.com, and the Autorité des Marchés Financiers website, www.amf-france.org.

Filing information:


AMF
AUTORITÉ
DES MARCHÉS FINANCIERS

The French version of this Reference Document was filed with the French securities regulator (Autorité des Marchés Financiers) with the number D. 06-0254 on April 12, 2006, in accordance with article 212-13 of the Autorité des Marchés Financiers *règlement général*. It may not be used in connection with a financial transaction unless it is accompanied by an information memorandum approved by the Autorité des Marchés Financiers.

Contents

(Based on Appendix I of European Commission regulation 809/2004/EC)

Disclaimer
The Company name is Essilor International (Compagnie Générale d'Optique) (hereinafter referred to as "Essilor International" or "the Company").

Unless otherwise specified:
- Information concerning market share and positions is based on volumes sold.
- Marketing information concerning the ophthalmic optics market and industry, as well as information about Essilor's market share and positions, is based on internal assessments and studies incorporating external market data where appropriate.

The English language version of this Reference Document is a free translation of the original, which was prepared in French. All possible care has been taken to ensure that the translation is an accurate representation of the original. However in all matters of interpretation of information, views or opinion expressed therein the original language version of the document in French takes precedence over the translation.

Chapter 1 – Persons responsible

1.1. PERSONS RESPONSIBLE FOR THE REFERENCE DOCUMENT

Xavier Fontanet, Chairman and Chief Executive Officer, is the person responsible for the information given in the Reference Document.

1.2. DECLARATION BY THOSE RESPONSIBLE FOR THE REFERENCE DOCUMENT

I declare, having taken all reasonable care to ensure that such is the case, that the information contained in this Reference Document is, to the best of my knowledge, in accordance with the facts and contains no omission likely to affect its import.
I obtained a statement from the Auditors at the end of their engagement affirming that they had examined the information about the financial position and accounts contained in the Reference Document and read said document in its entirety.

Charenton, April 12, 2006

Xavier Fontanet

Chapter II – Statutory auditors

2.1. NAMES AND ADDRESSES FOR THE PERIOD COVERED BY THE HISTORICAL FINANCIAL INFORMATION

The Statutory Auditors
Statutory Auditors

PricewaterhouseCoopers Audit
Crystal Park
63 Rue de Villiers
92200 Neuilly-sur-Seine

First appointed: June 14, 1983
(Befec Mulquin et Associés merged with Price Waterhouse and was renamed Befec-Pricewaterhouse in 1995, and subsequently merged with Coopers & Lybrand to become PricewaterhouseCoopers Audit in 2002).
Re-appointed by the Annual General Meeting on May 3, 2001 for six years.

PricewaterhouseCoopers Audit is represented by Jacques Denizeau. The substitute auditor for 2005 is Gérard Dantheny.

Cabinet Dauge & Associés
22, avenue de la Grande Armée
75017 Paris

First appointed: May 3, 2001

Appointed by the Annual General Meeting on May 3, 2001 for six years.

Cabinet Dauge et Associés is represented by Gérard Dauge. The substitute auditor is Jean-Pierre Guénard.

2.2. INFORMATION ABOUT AUDITORS WHO RESIGNED OR WERE NOT RE-APPOINTED

At the forthcoming Annual General Meeting, Gérard Dantheny, substitute auditor for PricewaterhouseCoopers Audit, will resign and shareholders will be asked to appoint Etienne Boris as new substitute.

Chapter III – Selected financial information

3.1. SELECTED HISTORICAL FINANCIAL INFORMATION

Main consolidated financial information

€ millions, excluding share data	2005 IFRS	2004 IFRS*	2004 Reported**	2003 Reported**
Income statement				
Revenue	2,424	2,203	2,260	2,116
Contribution from operations	420	357	N/A**	N/A**
Operating income	N/A	N/A	404	365
Operating profit	394	339	N/A**	N/A**
Net profit attributable to equity holders of Essilor International	287	244	227	200
Basic earnings per common share, in €	2.82	2.41	2.24	1.98
Diluted earnings per common share, in €	2.72	2.32	2.15	1.95
Balance Sheet				
Share capital	36	36	36	36
Equity attributable to equity holders of Essilor International	1,681	1,341	1,335	1,206
Net debt	(54)	(37)	(34)	97
Total assets	3,026	2,603	2,584	2,495

*Excluding IAS 32 and IAS 39, applied as from January 1, 2005.

**These figures have been taken directly from the financial statements as prepared according to French GAAP, the accounting standards used before the transition to IFRS. No amounts are shown in the 2004 and 2003 "reported" columns for "Contribution from operations" and "Operating profit" as these captions were introduced with the IFRS standard and did not exist previously.

Essilor turned in an excellent revenue and earnings performance in 2005, taking advantage of a generally favorable environment for the ophthalmic industry.

Highlights of the year included:

- Strong growth across the globe, except in Europe where the situation was more mixed.
- Strong demand for the new products launched in 2004 and 2005, chief among them the new generation of Transitions variable-tint (photochromic) lenses made of 1.67 high index and polycarbonate materials, Crizal Alizé antireflective lenses, Varilux Ellipse small-frame progressive lenses, Varilux Ipseo customized progressive lenses, 1.74 ultra high-index lenses and Essilor Anti-fatigue lenses.
- A further improvement in the product mix, driven year after year by our strategic focus on innovation. The contribution of high value added products increased in terms of both volumes and revenue.
- Further profitability gains, with contribution from operations (under IFRS) reaching an historic high of 17.3%.
- An ongoing external growth program, with 18 companies acquired during the year including The Spectacle Lens Group, the ophthalmic lens business of Johnson & Johnson Vision Care, Inc.

3.2. SELECTED FINANCIAL INFORMATION FOR INTERIM PERIODS

We have decided not to include financial information for interim periods in this document. The consolidated results for the six months ended June 30, 2005 were published on September 7, 2005. The financial news release and 2005 interim report are available at www.essilor.com.

Chapter IV – Risk factors

4.1. MARKET RISKS

Market risks are managed by Corporate Treasury. The head of Corporate Treasury and Financing reports directly to the Chief Financial Officer, who is a member of the Executive Committee. The Company is equipped with Reuters financial information terminals and KTP cash flow management software.

Risk factors are described in detail in the notes to the consolidated financial statements in Section 20.3.1.5, Note 26.

4.1.1. Liquidity risk

Our financing strategy is designed to ensure that borrowing needs are met at all times, in terms of both amounts and duration. This is achieved by diversifying sources of financing, through a mix of bank facilities and debt issues on the financial markets. An example of this strategy was the replacement, in 2005, of a €450 million syndicated credit facility expiring in October 2007 with a new €700 million credit facility expiring in May 2012. Timed to take advantage of favorable market conditions, the refinancing extended the average life of the Company's facilities while also increasing the total amount available. A similar transaction was carried out in 2004.
At year-end 2005, the Company had €54 million in net cash and cash equivalents. It also had €1.85 billion in financing facilities with an average life of 4.5 years, including two undrawn syndicated credit facilities, and an issued bank loan, a bond and a convertible bond (OCEANE).

4.1.2. Interest rate risk

Since substantially all financing is raised by Essilor International, interest rate risks are also managed at parent company level. The management policy consists of protecting positions against the effects of an unfavorable change in interest rates and taking advantage of or locking in the benefits of favorable rates. At December 31, 2005, 67% of borrowings under confirmed facilities – including the convertible bonds (OCEANE) – were at fixed rates and on the drawn facilities, 22% had been swapped for fixed rates.

4.1.3. Counterparty and investment risk

Available cash is invested in accordance with the two overarching principles of security and liquidity.

The 2003 convertible bond (OCEANE) issue and the net cash provided from operations have led to a steady increase in cash reserves. For the investment of these funds, strict limits are applied in terms of investment period, counterparties and risk exposures.

4.1.4. Currency risk

Currency risks are systematically hedged using appropriate market instruments such as forward and spot exchange contracts and currency options. Intercompany transactions are billed in the local currency of the importer or exporter, to position substantially all currency risks at the level of Essilor International, the parent company. For subsidiaries exposed to material currency risks, Corporate Treasury hedge these risks with its usual counterparties. Currency risks incurred by other subsidiaries are very limited. Our manufacturing units operate essentially in US dollars and majority of intercompany transactions are also billed in US dollars, helping to a natural netting. It is Company policy not to hedge certain local risks, primarily the risk of a fall in the dollar against the currencies of certain Asian countries (other than Japan) where the Company has manufacturing operations.

Currency market transactions are entered into solely to hedge risks arising on business operations. The Company does not carry out any currency trading transactions without any underlying.

4.2. LEGAL RISKS (MATERIAL CLAIMS AND LITIGATION, PROCEEDINGS, ARBITRATION)

To the best of the Company's knowledge, it is not currently involved and has not recently been involved in any claims, litigation or arbitration proceedings that would be likely to have a material adverse effect on its financial position, results of operations, profitability, business or assets and liabilities.

The accounting methods used to calculate provisions for contingencies are explained in the notes to the consolidated financial statements (see Section 20.3.1.5, Note 1.31).

4.3. INDUSTRIAL AND ENVIRONMENTAL RISKS

4.3.1. Industrial risks

See Chapter VI for an overview of the Company's business.

To the best of the Company's knowledge, the nature of our business does not present any particular risk.

4.3.2. Environmental risks

Please refer to Section 8.2, Environmental issues.

4.4. INSURANCE

In 2005, we continued implementing and updating our long-standing risk prevention and protection policy. Our plants are audited by our insurers who issue reports detailing the levels of insurance cover required at each site and, where applicable, recommending measures to reduce insurance risks. Our insurers' engineering departments are consulted about all construction projects and other major work, concerning both the design and protection aspects. The projects are reviewed and adjusted to take into account both the needs of the business and the prevention targets set jointly with our insurers. Physical assets are regularly valued by independent experts.

The growing geographical diversification of our operations helps to limit the potential impact of a major loss at a given site on our Company's financial position. The Company is not exposed to any specific business or geographic risks.

Most insurable risks are covered by worldwide insurance programs comprising a master policy written in France and local policies that provide consistent levels of coverage of operational risks for all entities throughout the world. All cover is taken out with leading international insurers. Local insurance policies are taken out by subsidiaries to add to the cover provided by the worldwide programs and comply with local insurance requirements.

The programs cover property and casualty risks (fire, explosion, machine damage, natural disasters), business interruption (loss of gross margin due to the halting of production following an accident), liability claims (operating, after-sales, professional, environmental) and transportation risks (covering all movements of goods).

Under the laws of certain countries, insurance cover must be taken out with local insurers, in which case the guarantees may be different from those provided under the worldwide insurance programs. The worldwide master policy covers any excess loss not covered by a local policy.

Essilor does not have any captive insurance company and minority shareholders manage their insurance needs independently.

No major insurance claims were reported in 2005 and the Company is not involved in any significant litigation.

To determine the required level of cover, we estimated the extent of our exposure to major risks, after taking into account the mitigating effects of internal controls and preventive and protective measures. Based on the results of this analysis, our maximum insurance cover was kept at €150 million for property and casualty risks and business interruption, and at €1.5 million for transportation risks. Our ongoing policy is to keep deductibles low. The total cost of the worldwide insurance programs was reduced to €3 million in 2005.

The aims of the insurance policy are to protect the Company's assets and its shareholders, as well as to defend the interests of employees and customers.

Chapter V – Information about the Company

5.1. HISTORY AND DEVELOPMENT OF THE COMPANY

5.1.1. Legal and commercial name of the Company

The Company's name is Essilor International (Compagnie Générale d'Optique), hereinafter referred to as "Essilor International" or "the Company".

5.1.2. Place of registration and registration number

Essilor International is registered with the Créteil Trade and Companies Registry under no. 712 049 618 RCS. The APE business identifier codes are 334 A (Essilor) and 741 J (Headquarters).

5.1.3. Date of incorporation and term of the Company

Essilor International was incorporated on October 6, 1971 for a 99-year term expiring on October 6, 2070.

5.1.4. Domicile, legal form, legislation, corporate purpose and accounting period

Domicile
Headquarters: 147, rue de Paris - 94220 Charenton-le-Pont, France.
The telephone number for Company headquarters is + 33 (0)1 49 77 42 24.
The telephone number for the Investor Relations Department is + 33 (0)1 49 77 42 16.

Legal form and legislation
Essilor International is a French joint stock company (société anonyme) with a Board of Directors. It is governed by French law, including the Commercial Code (Code de Commerce, livre II) and Decree no. 67-236 of March 23, 1967.

Corporate purpose (Article 2 of the Bylaws)
Essilor International's corporate purpose, in any and all countries, is to:

- Design, manufacture, purchase, sell and trade in any and all eyewear and optical products, including to manufacture, purchase and sell frames, sunglasses, protective glasses and other protective equipment, and eyeglass and contact lenses.
- Design and/or manufacture, purchase, sell and/or market any and all ophthalmic optical instruments and materials as well as any and all material and equipment for the screening, detection, diagnosis, measurement or correction of physiological disabilities, for professional or private use.
- Design and/or develop, purchase and/or sell computer software, programs and related services.
- Conduct research, clinical trials, tests, training, technical assistance and engineering services in relation to the above activities.
- Provide any and all services and assistance related to the above activities, including consulting, accounting, audit, logistics and cash management services.

More generally, the Company may perform any financial, commercial or industrial transactions or any transactions involving either real estate or securities directly or indirectly related to the above-mentioned purposes or any similar or related purposes, or that would facilitate their extension or development or make them more profitable.

It may perform such transactions for itself, on behalf of third parties or through any and all forms of participation, including creating new companies, acquiring shares in existing companies, forming partnerships, merging companies, advancing funds, purchasing or selling securities and voting rights, selling or leasing out of all or part of its real estate, securities or related rights, or otherwise.

Accounting period
The Company's fiscal year runs from January 1 to December 31.

5.1.5. Important events in the development of the Company's business

Company history

Essilor was created through the merger of two companies:
Société des Lunetiers (Essel), an eyewear manufacturer that traced its origins to the Association Fraternelle des Ouvriers Lunetiers, a workers' cooperative created in 1849, and Société Industrielle de Lunetterie et d'Optique Rationnelle (Silor). Essel invented the Varilux lens, which it patented in 1953 and introduced in 1959, while the founder of Silor, Georges Lissac, developed the Orma plastic lens.

Growing internationally since 1970
In the 1970s, Essilor served global markets primarily through exports, as a distribution network was gradually set up, first in Europe and the United States, then in Asia. After opening its first plastic lens plant in the Philippines in 1979, Essilor began developing an international presence in the 1980s by transferring part of its stock lens production to emerging markets. Growth in the global industrial base was supported by a similar expansion of local distribution capabilities, through either acquisition of the local distributor, as in Australia and the Netherlands, or the creation of new subsidiaries, as in Japan and Canada.

Essilor becomes world leader in ophthalmic lenses
In the early 1990s, the ophthalmic optical market was reshaped by a wave of mergers and acquisitions, leading to heightened competition. Essilor, which by then had become the worldwide market leader, focused on strengthening its positions through a global strategy.
In order to provide better service to its customers and sell corrective lenses throughout the world, Essilor continued to expand internationally. While most revenue still came from Europe until 1996, business subsequently spread to North America, and to the United States in particular, through acquisitions of prescription laboratories.

Growth in Asia was supported by two strategic partnerships:
- The first, in 1999, with Japan's Nikon Corp., led to the formation of Nikon-Essilor Co. Ltd. This new joint venture combined Essilor's business interests in Japan, including Japanese marketing rights for the Varilux brand, with all of Nikon's ophthalmic optics assets, including worldwide marketing rights for Nikon-brand products in this segment.
- The second, in 2002, with South Korea's Samyung Trading Co. Ltd., led to the Essilor Korea Ltd. joint venture, which made Essilor a leading supplier of ophthalmic lenses in South Korea, Asia's second largest market in value terms.

In 2001, Essilor completed its strategic refocusing on corrective lenses by disposing of its contact lens business.

The pace of acquisitions slowed between 2000 and 2001, due to the higher level of debt generated by share buybacks in connection with Saint-Gobain's disposal of its interest in Essilor, but since then the Company has continued to expand rapidly in international markets. See the following table for further details.

	Europe	North America	Latin America	Asia-Pacific
2002	- Essilor opened a laboratory in Poland.	- Three laboratories were acquired in the United States from the CSC Group and Aries Optical Ltd. was acquired in Canada.	- A subsidiary was created in Mexico following the purchase of a local laboratory.	
2003	- In Germany, Essilor subsidiary BBGR acquired its local distributor, Rupp und Hubrach, ranked 5th in the market.	- Nassau Lens Company, Omni Optical Lab and Optical Suppliers, Inc. were acquired. - Morrison Optical, Custom Surface, Optique de l'Estrie, OPSG and Metro Optical Ltd. were all acquired in Canada.		- Vision Express, located near Chennai (formerly Madras), was acquired in India.
2004	- The acquisition of LTL in Italy strengthened Essilor's position in finished lens distribution and contributed to its multiple network strategy. - Delamare-Sovra was acquired in France.	- In the United States, Essilor acquired controlling interests of 80% or 100% in six prescription lens laboratories: 21st Century Optics, Tri Supreme, Select Optical, Opal-Lite, Dunlaw Optical Laboratories, Inc. and Spectrum Optical, Inc. - In Canada, Nikon-Essilor Canada acquired Optic Lison and a 50% interest in Tech Cite, both prescription lens laboratories.		- In Australia, Essilor acquired 50% of City Optical, a prescription lens laboratory. - In India, a controlling interest was acquired in Vijay Vision Private Ltd, a prescription lens laboratory in Mumbai.

Harnessing new technologies through acquisitions and strategic partnerships

While growing internationally, Essilor developed its technology portfolio through partnerships and acquisitions. In 1990, we entered into a partnership with US-based PPG Industries to develop Transitions variable-tint plastic lenses. In 1995, it acquired Gentex Optics, one of the leading US manufacturers of polycarbonate lenses. More recently, in 2003 we strengthened our sunglasses business with the acquisition of US-based Specialty Lens Corp., which specializes in polarized (light filtering) lenses and France's BNL.

5.2. INVESTMENTS

5.2.1. Main investments

Investments

€ millions	**2005**	2004
Capital expenditure net of divestments	**174.7**	145.8
Depreciation and amortization	**120.8**	111.7
Gross financial investment	**175.8**	115.4
Cash flow*	**388.9**	394.5

*Cash provided by operations less change in working capital requirement and provisions.

Details of investments by geographical segment are provided in the notes to the consolidated financial statements (Section 20.1.3.5, Note 4).

Capital expenditure

Capital expenditure net of divestments totaled €174.7 million or 7.2% of consolidated revenue in 2005 compared to €145.8 million the previous year. Of this, Europe accounted for €79 million, North America €59 million, and the rest of the world €37 million.

Spending broke down as follows:

- Around 30% was devoted to series production to increase plant capacity, notably in Mexico and Thailand for medium and high index lenses,
- Around 60% was used to equip prescription laboratories, most of this for digitally controlled anti-reflection machines needed to deploy the digital surfacing technology used in the production of the new Varilux Physio progressive lens, and
- Around 10% went to various uses in Research and Development and Instruments, as well as to the acquisition of software licenses for operational and analytical IT systems.

In the past few years, the percentage of capital expenditure devoted to prescription has risen gradually, in line with the increase in our value added and especially growth in Crizal and Crizal Alizé anti-reflective lenses.

Since the start of 2006, Essilor has continued implementing its capital expenditure policy. Spending in the first quarter came to some €62 million. Of this amount, Europe accounted for €13 million, North America €35 million, and the rest of the world €14 million.

Financial investments

Financial investments totaled €175.8 million in 2005 compared to €115.4 million in 2004. Investments net of the proceeds from disposals came to €174.1 million. Of this, acquisitions accounted for €115.7 million, while buybacks of shares to be canceled, net of the proceeds from the exercise of stock options, accounted for €58.4 million.

In the initial months of 2006, Essilor acquired 5 laboratories or laboratory groups for a total of about €18 million. Details of these acquisitions can be found in Section 12.3. – Subsequent Events. The companies acquired during the year represent some €18 million in full-year revenue.

Essilor also bought back 780,000 bonds convertible into or exchangeable for new or existing shares (OCEANE). For more information, refer to the notes to the consolidated financial statements (Section 20.3.1.5, Note 31).

5.2.2. Main outstanding investments

Capital expenditure commitments payable represented approximately €74 million at December 31, 2005, corresponding mainly to outstanding orders for equipment. This amount broke down as follows: €27 million in Europe, €20 million in North America and €27 million for the rest of the world. At March 31, 2006, main outstanding investments came to €90 million.

5.2.3. Main future investments

In 2006, we will continue to invest in production and prescription lenses equipment. Investments in information systems will also increase, particularly in Europe. In the area of financial investments, we will continue pursuing a very active acquisition strategy.

Chapter VI – Business overview

6.1. MAIN ACTIVITIES

6.1.1. Operations and activities

6.1.1.1. Activities

Corrective lenses

Essilor, the world's leading ophthalmic optical company, designs, manufactures and customizes corrective lenses adapted to each person's unique vision requirements.

Through our broad range of lenses, we provide solutions for correcting myopia, hypermetropia, astigmatism and presbyopia to enable people to regain perfect vision.

We do business in every category of lenses with globally recognized brands:
- In progressive lenses, with the Varilux range (Varilux Comfort, Varilux Panamic, Varilux Ipseo personalized lenses, Varilux Ellipse, etc.).
- Airwear polycarbonate lenses.
- In 1.67 and 1.74 high-index lenses with Stylis and Fusio.
- In anti-reflective and anti-reflective smudge-proof lenses, with Crizal and Crizal Alizé.

Instruments

Essilor is also the world leader in lens edging instruments for opticians and prescription laboratories, and in vision screening instruments for eyecare professionals, schools, the army and other institutions responsible for performing medical check-ups.

Ophthalmic lenses represent nearly 95% of the business.

Revenue in € millions	**2005**	2004
Corrective lenses and lens-related products	**2,281.7**	2,076.3
Instruments [(1) (2)] and other products	**142.6**	126.3
Total	**2,424.3**	2,202.5

(1) Lens preparation instruments for the Eye Care Professional.
(2) Including major contributions from acquisitions in 2005.

6.1.1.2. Organization of the ophthalmic lens industry

The ophthalmic lens industry is organized around four separate businesses corresponding to the four stages of lens production: raw materials suppliers, lens manufacturers, prescription laboratories, and distributors.

<table>
<tr><td>Raw materials suppliers</td><td colspan="3">Chemical companies and glass manufacturers</td></tr>
<tr><td>Lens manufacturers</td><td rowspan="2">Integrated manufacturers with laboratories: Essilor, Hoya, Carl Zeiss Vision</td><td colspan="2">Other manufacturers</td></tr>
<tr><td>Lens finishers</td><td>Independent laboratories</td><td rowspan="2">Integrated optical chains with laboratories: LensCrafters, Wal-Mart ...</td></tr>
<tr><td>Retailers</td><td colspan="2">Independent opticians
Non-integrated optical chains</td></tr>
<tr><td>End customers</td><td colspan="3">Consumers</td></tr>
</table>

Chemical companies and glass manufacturers
Raw materials are developed and produced by glass manufacturers for glass lenses and by chemical companies for the polymerizable thermoset resins and injectable thermoplastic resins used in plastic lenses.

Lens manufacturers
Using these raw materials, lens manufacturers produce single-vision finished lenses and a variety of semi-finished lenses.

Prescription laboratories
Prescription laboratories transform semi-finished lenses (only the front of the lens is already finished) into finished lenses corresponding to the exact specifications of an optician's order. This customization enables them to deliver the broadest possible array of correction combinations, especially for presbyopia. In the process, they edge and polish the semi-finished lenses and then apply tinting, scratch-proofing, anti-reflective, smudge-proofing and other treatments.

Retailers and chain stores
Lenses are marketed through a number of channels, including independent opticians and optometrists, cooperatives, central purchasing agencies and retail optical chains. These eyecare professionals advise customers on the choice of lenses, based on the prescription, as well as the choice of frames. They forward the prescription data to a laboratory, which supplies round lenses that can be edged, mounted and adjusted to the frame.

The interaction among these players differs from one country to another. In the United States and the United Kingdom, for example, laboratories usually fully mount the lenses and frames and deliver ready-to-wear eyeglasses to the optician. In countries such as France and Germany, laboratories deliver round lenses to opticians, who then adjust them to fit the frame.

6.1.1.3. A global organization

Essilor has a worldwide network of plants and prescription laboratories.

6.1.1.3.1. Production plants

In 2005, our 16 manufacturing plants around the globe produced 195 million finished and semi-finished lenses, corresponding to 290,000 different references. The role of the plants is to guarantee constant supplies of finished and semi-finished lenses to subsidiaries and direct customers, in accordance with customer specifications, with the best service level and at the lowest cost.

Plant locations (as of December 31, 2005)
(Location, acquisition date)

North and South America	Europe	Asia-Pacific
United States • Carbondale, Pennsylvania - 1995 • Dudley, Massachusetts - 1995 **Mexico** • Chihuahua - 1985 **Puerto Rico** • Ponce - 1986 **Brazil** • Manaus - 1989	**Ireland** • Ennis - 1991 • Limerick - 1974 **France** • Dijon - 1972 • Ligny-en-Barrois (Les Battants) - 1959 • Sézanne - 1974	**Philippines** • Mariveles - 1980 • Laguna - 1999 **Thailand** • Bangkok - 1990 **China** • Shanghai - 1997 **India** • Bangalore - 1998 **Japan** • Nikon-Essilor plant - Nasu - 2000

As of December 31, 2005, we had a total of 16 plants worldwide.
The table does not include:
- The two plants in China and South Korea held by Chemiglas, which is a subsidiary of Essilor Korea, a 50/50 joint venture between Essilor and Samyung Trading Co. Ltd.
- The production units of BNL in France and Specialty Lens Corp. in the United States, which were both acquired in 2003.

6.1.1.3.2. Prescription lens laboratories

Prescription lens laboratories transform semi-finished lenses into custom-made finished lenses.

At year-end 2005, the 215 prescription laboratories in the Essilor and Nikon-Essilor network broke down as follows by location:

United States	Canada	Europe	Asia-Pacific	Latin America
92	37	42	40	4

6.1.1.3.3. Logistics centers

Logistics centers take delivery of finished and semi-finished lenses and ship them to the distribution subsidiaries and prescription laboratories. There are 12 centers worldwide: 6 in Asia, 2 in Europe, 2 in North America and 2 in South America.

6.1.1.4. 2005 business activity

The following has been extracted from the Board's activity report dated March 8, 2006.

6.1.1.4.1. Company revenue

Revenue growth in 2005	Reported	Like-for-like	Changes in scope of consolidation	Currency effect
In € millions	221.8	115.0	73.8	33.0
As a %	10.1%	5.2%	3.4%	1.5%

Consolidated revenue totaled €2,424.3 million, a 10.1% rise. Excluding the currency effect, the increase was 8.6%, in line with the target announced at the beginning of the year.

- On a like-for-like basis, revenue was up 5.2%, with growth accelerating between the first half (4.7%) and the second (5.7%). This reflects an increase of around 3% in unit sales of lenses and an improvement in the product mix.
- Companies acquired in 2004 and 2005 contributed 3.4% of growth (see Section 6.1.1.4.6 – Acquisitions).
- The currency effect (1.5%), which was negative early in the year, became favorable thanks to the rise of the US and Canadian dollars against the euro and the very good resilience of the Brazilian *real*.

Refer to Section 6.2 for more information on 2005 revenue by geographic area.

6.1.1.4.2. Research and development

Additional information regarding research and development can be found in Chapter XI – Research and Development, Patents and Licenses.

6.1.1.4.3. Production and capital expenditure

The role of the plants is to guarantee supplies of finished and semi-finished ophthalmic lenses to subsidiaries and customers in accordance with customer quality specifications.

To satisfy increased demand, our 16 plants produced 195 million lenses in 2005 – a 6.5% increase compared to 2004. Volumes produced broke down as follows: Europe 13%, North and South America 32% and Asia 55%. The improvement reflects both stronger demand for plastic lenses – such as high index and polycarbonate lenses – than for glass, and substantial growth in anti-reflective coatings.

By continent, the strongest growth was in Asia, led by the Philippines and Thailand. The plant in China began manufacturing polycarbonate lenses, while the plants in Mexico and Thailand started producing a new 1.6 high index-material in preparation for our 2006 product launches.

Year in, year out, we improve the competitiveness and service levels of our production facilities. In 2005, we recorded further productivity gains and better overall performance. Furthermore, ongoing implementation of the purchasing management program led to substantial savings.

Capital expenditure during the year included projects to increase production capacity for high index, polycarbonate, varnished and treated lenses at several plants, construction of a new warehouse for the plant in Thailand, financing for global prescription lens technical platforms, investment in the development of direct surfacing technology and installation of additional lens treatment lines at prescription laboratories.

6.1.1.4.4. Global prescription lens production and finishing

Prescription lens laboratories handle lens surfacing, coating, edging and mounting. At the end of 2005, Essilor owned 215 prescription lens laboratories around the world.

The reorganization of the Global Engineering Department begun in 2004 was pursued in 2005. The new organization's objectives are to speed the launch of new processes and products and anticipate subsidiary needs while improving technologies to drive continuous service improvement. This is especially important given the differences among prescription laboratories (in terms of size, operations and customers) and among markets.
In this way, Global Engineering serves as the liaison between Research and Development on the one hand and plants and prescription laboratories that share technologies on the other. The Department deploys technical platforms that integrate specific customer requirements and deploys new technologies tailored to different laboratory models. In 2005, the organization, including most platforms, was implemented and operating procedures were clearly defined. Global Engineering also earned ISO 9001 certification. Now fully operational, the new organization has begun to demonstrate its efficiency, with the Varilux Physio launched in nearly every country during the first six months of 2006.

6.1.1.4.5. Logistics and supply chains

Logistics play an increasingly important role within the organization and the quality of service provided to opticians around the world depends largely on supply chain efficiency. Essilor's logistics system is truly unique since it must take into account both series production in the plants and customized production in the prescription laboratories. The Company's 2,000 logistics technicians manage an ever-increasing number of SKUs (290,000 in 2005 compared with 240,000 the previous year) as well as the ophthalmic optics industry's most extensive product portfolio, with an order fill rate objective of more than 98%.
Upstream, production logistics teams for the 16 plants manage product flows that comprise storage, shipping, sales forecasts, manufacturing program and inventory level management. Downstream, beginning in the prescription laboratories, distribution logistics teams manage the delicate balance between sales and inventory levels, the flow of customized products and distribution costs.

Throughout the year, the logistics organization pursued the action plan initiated in 2004 to meet the stepped-up pace of new product launches. The main actions involved the start-up of a new global program for the period 2005-2007 that is intended to more fully integrate information systems and to develop new functions.

6.1.1.4.6. Acquisitions

Essilor pursued its external growth in 2005, enhancing its positions in prescription laboratories and finished-lens distribution. In all, 18 acquisitions were made during the year for a total of €115.7 million, representing full-year revenue of around €92 million.

In Europe, three transactions were completed during the year:

- The acquisition of **ATR Mec Optical**, the Italian distributor of Essilor subsidiary BBGR. ATR Mec owns two prescription laboratories.
- The acquisition of **OMI**, Essilor's exclusive lens distributor in Martinique, Guadeloupe and French Guiana. OMI has a prescription laboratory in Guadeloupe.
- The acquisition of a 25% stake in Ayudas para la Vision Subnormal (**AVS**), a company based in Madrid, Spain that manages a visual rehabilitation center for people suffering from visual deficiency. This transaction will enable Essilor and AVS to develop services for the visually impaired.

In the United States, Essilor made nine acquisitions:

- The **Spectacle Lens Group**, the ophthalmic lens business of Johnson & Johnson Vision Care Inc., a subsidiary of US-based Johnson & Johnson. The transaction was approved by US antitrust authorities and completed in the third quarter of 2005. Created in 1999, The Spectacle Lens Group developed the Definity brand of progressive lenses, featuring unique Dual Add technology that divides progressive add power between the front and back surfaces. Definity was introduced in select US test markets in late 2002 and has proven popular with local eye care professionals and consumers. This transaction was a fundamental part of Essilor's strategy to create innovative, value-added products; Dual Add technology has enriched Essilor's research efforts in progressive surfaces and customized lenses.

- The production and sales assets of **National Optronics**, based in Charlottesville, Virginia. Founded in 1979, National Optronics designs and manufactures precision edging systems, primarily for prescription laboratories, based on its specific technology (See Section 6.2.2 – Optical Instruments Business).
  National Optronics has consolidated Essilor's position as the worldwide leader in edging systems, while adding a complementary technology to the Company's portfolio.

Also in the United States, Essilor acquired majority (generally 80%) or exclusive (100%) interests in seven prescription laboratories to enhance service to opticians:

- **Vision-Craft Inc.** in Detroit, Michigan.
- **Midland Optical** in Saint Louis, Missouri.
- **Jorgenson Optical Supply Company,** near Seattle, Washington.
- **Optical One,** in Youngstown, Ohio.
- **MGM** in Puerto Rico.
- **ACO Lab Inc.** in Commerce, California.
- **Focus Optical Labs Inc.** in Chicago, Illinois.

In Canada, Essilor acquired **Groupe Vision Optique** (GVO), which owns prescription laboratories in several large cities in the Province of Quebec (Trois-Rivières, Quebec, Rimouski, Beloeil and downtown Montreal).

Separately, Essilor signed a contract with **Hakim Optical**, Ontario's leading optical chain, to acquire its Coating Lab Enterprises business, which comprises three anti-reflective treatment centers in London and Toronto, Ontario and in Halifax, Nova Scotia. The contract also calls for Essilor to supply the majority of the anti-reflective treatments sold in Hakim Optical's stores, as well as a major proportion of their lenses. Lastly, Essilor acquired the assets of Canada's **Optical Software Inc.**, which makes prescription laboratory management software.

In India, Essilor extended its prescription laboratory network by acquiring a majority stake in **Delta Lens Private Limited**, a prescription laboratory based in Mumbai (formerly Bombay).

In Indonesia, the Company created a prescription laboratory in partnership with one of the country's leading retail chains.

Lastly, in Taiwan, Essilor signed an agreement with **Polylite**, the second largest company in the local corrective lens market. Under the agreement, Essilor acquired a 12.1% stake in Polylite's manufacturing division and the partners set up a joint venture called Polylite Asia Pacific Pte. Ltd., owned 51% by Essilor and 49% by Polylite. The new company combines all of Polylite's prescription laboratories and lens distribution operations in Taiwan, Hong Kong and China. The alliance has enabled Essilor to enter Taiwan, a country with significant potential for progressive lenses where the Company did not yet have any local operations. In addition, it has strengthened Essilor's positions in the prescription laboratory segment in Hong Kong and China.

6.1.2. New products and services

Growth in 2005 was fueled by sales of new products introduced in 2004 and 2005, including 50 products launched last year alone.

Successful 2004 products

Specifically designed for small eyeglass frames, the **Varilux Ellipse** progressive lens continued to enjoy strong sales in 2005. Marketed worldwide, the lens benefited during the year from a very fast ramp-up in output and the introduction of new materials to expand the product range.

Already available in most European and Asian markets, as well as in Canada, the personalized **Varilux Ipseo** progressive lens was rolled out in the United States during the year and generated a very positive response in the marketplace. Initially made of 1.67 materials, the range was broadened during the year to include polycarbonate and 1.67 Transitions materials.

Our anti-reflective, smudge-proof coating, **Crizal Alizé** proved increasingly popular with opticians and consumers alike throughout the year, as distribution was extended to cover the entire world. The new coating's performance and properties have helped to fuel Essilor's growth in the anti-reflective market in many countries and driven further market share gains. The replacement of Crizal by Crizal Alizé rose to 50% overall and even to 100% in a number of countries. Crizal Alizé's highly effective anti-smudge coating responds to strong customer demand for an anti-reflective lens that is easier to clean. In addition, for opticians the Crizal Alizé patented technology gives lenses a unique advantage over competing products with regard to edging operations.

In the **corrective sunglass lens** segment, Essilor began to reap the benefits of the strategy initiated three years ago, with sales volumes increasing by 20% during the year. Growth was led by polarized lenses, which are developing rapidly both in the United States and in Europe, where they represent a still small but highly promising segment. Launched in late 2004, the polarized polycarbonate lens has broadened the product range and is helping to drive sales of the entire lineup. Sales of tinted lenses are also on the rise, especially in Europe. In terms of new products, the year saw the launch of a Varilux lens made from a 1.67-index material in the Open View line of wrap-around frames as well as a high-performance smudge-proof mirror coating called the Silver Shadow Clean Touch.

Products launched in 2005

The most significant products launched 2005 included:

- The new generation of **Transitions** photochromic lenses made of very high index 1.67 and polycarbonate materials. Launched in early 2005 in a broad array of designs across the globe, the Transitions Gen V was a major success thanks to its improved performance, especially its ability to change color three times faster than the previous generation of lenses. Volume sales were up 10%, especially in countries where Transitions ran television advertising and communication campaigns.
- A progressive lens for small frames and an anti-reflective, smudge-proof lens specifically for optical chain customers.
- The new **Nikon Presio W** progressive lens with an aberration reduction filter on the back surface of the lens.
- A range of progressive lenses for specific vision needs—the **Varilux Road Pilot** for drivers and the **Varilux Computer** for screen users—launched in several European countries.
- A progressive lens intended specifically for children in China. A scientific study conducted in partnership with a Chinese university showed that the use of a progressive lens designed to coordinate convergence and accommodation can slow the development of certain types of myopia often very widespread among Asian children.

Essilor Anti-Fatigue

In late 2005, the **Essilor Anti-Fatigue** lens was introduced in France, several other European countries and Canada.

The new lens is designed to reduce eyestrain, especially in the under 45-50 population, for people working in close vision activities for extended periods. Because of changes in working conditions around the world, in particular the more intensive use of office computers, this ergonomically designed lens has substantial growth potential.

Hailed by eye care industry professionals, the Essilor Anti-Fatigue lens was awarded a Silmo d'Or (first prize) at the 2005 International Eyewear & Optics Exhibition, as well as the 2006 Janus Award for Health.
Launched in 2005 in 1.67-index material, the lens will be available in 1.5 and polycarbonate materials beginning in 2006, when it will also be rolled out in the United States and Asia.

Varilux Physio

Also in 2005, Essilor completed the development of **Varilux Physio**, its new mass-market progressive lens. With this revolutionary lens, not only in its design but also in its production techniques, Essilor has invented High Resolution Vision and strengthened its position on the leading edge of innovation.

Varilux Physio represents a double technological breakthrough developed by Essilor research teams. Its Twin Rx Technology features an exclusive process for calculating surfaces and a production method that uses advanced digital surfacing.

For the surface, Essilor uses Wavefront technology that can identify and correct a wide range of inherent progressive lens distortions. For the first time, Essilor engineers were able to analyze an entire beam of light (not just a single ray) entering the pupil (regardless of gaze direction), identify aberrations caused by conventional surfaces and correct them to achieve optimal acuity. The new lens offers better contrast in distant vision, wider areas of clear vision at mid distance and enhanced comfort and clarity at close range, whatever the light conditions.

In terms of manufacturing, Varilux Physio is produced using point-by-point twinning. First, advanced calculation software measures the back surface of the lens to ensure that it meets design specifications over the entire surface and for all prescriptions. Then point-by-point twinning is carried out in Essilor prescription laboratories using digital surfacing technology whenever the back surface generated by the calculation requires a degree of precision that only these machines can deliver (see Section 11.1 – New Technologies).

Tests conducted among 2,000 Varilux Physio wearers and 150 eye care professionals in several countries have confirmed these benefits. Wearer feedback has reinforced the very high opinion of the advantages provided by Varilux Physio in terms of vision and comfort compared to the latest generation progressive lenses available in the market.

Varilux Physio is protected by eight patents, including five for the lens design and three for the manufacturing process.

Launched in early 2006, the lens is being rolled out in roughly 100 countries between January and June and will gradually be made available in all plastic materials—1.5 to 1.74 and polycarbonate—by the end of the year.

6.2. MAIN MARKETS

6.2.1. Sales performance by geographic area

Revenue € millions	**2005**	2004	% change (reported)	% change (like-for-like)
Europe	**1,120.4**	1,077.9	3.9%	2.4%
North America	**1,025.1**	897.2	14.3%	6.5%
Asia-Pacific	**202.1**	173.3	16.6%	12.2%
Latin America	**76.7**	54.1	41.7%	18.1%

For more information about total revenue, refer to Section 6.1.1.4.1.

Revenue by geographical segment

Europe: 46.2%; North America: 42.3%; Asia-Pacific and other: 8.3%; Latin America: 3.2%.

EUROPE: A MIXED PERFORMANCE

In Europe, where the environment was challenging in most countries and often impacted by a sluggish economy, revenues rose slightly (2.4% like-for-like) and market share was maintained. The multi-network distribution strategy (Essilor, BBGR and Nikon) was extended to Italy with BBGR's acquisition of ATR Mec (see Section 6.1.1.4.6 – Acquisitions), providing a very broad coverage of the European market with a variety of products and brands.

In **France**, where revenue from the lens business rose by 2.2%, Essilor maintained its overall positions in a market that saw slower growth than in previous years as well as an increase in mergers and acquisitions among distributors. The Essilor network continued to bring to market high value-added innovations and posted solid results with opticians for its recent products, notably Crizal Alizé anti-reflective lenses, Varilux Ellipse and Varilux Ipseo progressive lenses, and Transitions photochromic lenses. BBGR pursued its growth among major chains and launched two innovative products: an anti-reflective, smudge-proof lens and a progressive lens for small frames, both of which proved highly popular. Lastly, Novisia (Nikon products) had a very good year.

In **Germany**, the market rebounded for both Essilor Germany and Rupp und Hubrach (BBGR), with sales rising 7.6%, led by personalized lenses. In **Austria**, lower reimbursements for optical equipment that took effect on January 1, 2005 led to a major decline in the market, as local subsidiary sales were down 16.5% for the year.

In Southern Europe, Essilor strengthened its positions with substantial growth in **Spain** (up 6.1%), **Portugal** and **Italy**, where the Company became market leader through its 2004 and 2005 acquisitions. It was also a very good year in **Eastern Europe,** especially the Czech Republic and Croatia. The prescription laboratory in Warsaw, Poland continued to ramp up production and became one of Essilor's largest in terms of capacity.

In the **United Kingdom**, however, 2005 was disappointing, as revenue was flat for the year. Growth was well below expectations because of strategy and policy changes made by some large distributors. The year was also difficult in **Northern Europe**.

In late 2005, the first subsidiary was opened in **Russia** to provide opticians with Essilor products. The new unit will initially be supplied with prescription lenses from several European laboratories

NORTH AMERICA: ANOTHER GOOD YEAR
Revenue in North America rose by a high 6.5% like-for-like, reflecting further market share gains.

United States
In a market that expanded moderately, with independent opticians and optometrists enjoying faster growth than optical chains, revenue rose 7.1% like-for-like. Essilor strengthened its leadership positions in its three customer segments: independent opticians/optometrists, independent prescription laboratories and optical chains.

Sales to opticians and optometrists were driven by strong demand for high-index materials (1.6, 1.67 and 1.74), progressive lenses and anti-reflective lenses, which are outperforming the market as a whole. This situation has had a positive impact on both the product mix and on the growth of sales by the Essilor prescription laboratory network, which continued to successfully integrate new partners during the year (see Section 6.1.1.4.6 – Acquisitions). Sales to independent laboratories were also strong, rising faster than the market, thanks to Essilor's reliable organization and product quality.

Partnerships were also strengthened with leading US optical chains, in particular with Luxottica, which operates the Cole, Pearle and LensCrafters stores. One example was the highly successful rollout in LensCrafters outlets of a new anti-reflective, smudge-proof lens marketed under 3M's Scotchgard Protector brand. Sales of Nikon Eyes lenses continued to grow in Wal-Mart stores. During the year, a number of contracts were won to supply chains with lenses, and deliveries of sophisticated products from Essilor's own prescription laboratories increased.

Integration of TSLG
A landmark event of the year was the acquisition and integration of The Spectacle Lens Group, Johnson & Johnson Vision Care Inc.'s ophthalmic lens business (see Section 6.1.1.4.6 - Acquisitions). Integration began immediately following approval from US antitrust authorities in July, and the Definity progressive lens was introduced through Essilor's traditional distribution channels in the United States in order to speed up the expansion process. By the end of 2005, production of the lens was fully transferred to Dallas.

Canada
In Canada, sales were impacted by the elimination of ophthalmic optics reimbursements in Ontario, which represents one-third of the market. Nonetheless, Essilor's performed well in terms of revenue, which was sustained by the sale of anti-reflective lenses, high-index materials, progressive lenses (especially for small frames) and photochromic lenses. Essilor Canada also made two acquisitions during the year (see Section 6.1.1.4.6 – Acquisitions).

ASIA-PACIFIC: SIGNIFICANT GROWTH IN EMERGING MARKETS
Essilor turned in a solid performance in Asia-Pacific, with revenue increasing 12.2% like-for-like.

Nikon-Essilor and Japan
Essilor is represented in Japan by Nikon-Essilor, which is jointly owned on a 50/50 basis by the two companies. In this mature market, Nikon-Essilor achieved satisfactory 4.9% growth in sales. Market share also increased, notably with optical chains, thanks to upscale products integrating new technologies like digital surfacing, which were recently introduced in progressive and single vision lenses. Sales of 1.74 high-index materials continued to grow.
Outside Japan, Nikon-Essilor's two subsidiaries in Canada and the United Kingdom had an excellent year, helping to further increase the jointly owned subsidiary's total contribution to Essilor earnings.

In **South Korea**, Essilor Korea benefited from the rapid development of Nikon and Varilux products and strong growth in sales of high-index lenses in the domestic market.

In **China**, ongoing deployment of the multi-network strategy introduced several years ago drove a nearly 30% increase in revenue and led to new market share gains. Essilor branded products continued to sell well, led by Airwear polycarbonate lenses in particular and prescription lenses in general. Chemilens, an Essilor Korea subsidiary, enjoyed very strong growth in sales of high-index materials and doubled its plant capacity during the year.

In **India**, where the market for plastic lenses is expanding rapidly, revenue rose by 47%, driven by a multi-channel strategy and a highly assertive approach to marketing Varilux, Crizal and other brand-name products to opticians.

Elsewhere in Asia (especially **Malaysia**, **Singapore** and **Indonesia**) and in **New Zealand**, sales rose sharply, led by sustained demand for high-index, progressive and photochromic lenses. Lastly, in **Australia**, revenue held firm in a stable market.

LATIN AMERICA: ESSILOR'S BEST PERFORMANCE
Latin America posted the sharpest increase of any region, with revenue rising 18.1% like-for-like. The favorable economic environment had a very positive impact on most ophthalmic optics markets, which grew in terms of both revenue and sales volumes.

In **Brazil**, the excellent image of the Varilux brand drove very strong demand for photochromic, anti-reflective, progressive and other high value-added lenses. A Varilux progressive lens for small frames and the Crizal Alizé anti-reflective lens were launched during the year and met with considerable success. Essilor also opened a new anti-reflection coating center to meet the needs of two customer segments: opticians and prescription laboratories.

In **Argentina**, the optical market rose back to its level of 2001, just before the country's economic collapse. The trend to replacing glass with plastic lenses accelerated in 2005. Essilor enjoyed a very good year, shaped by an improved product mix and strengthened sales teams. An anti-reflection coating center was also created in partnership with local laboratories, with whom Essilor works closely.

Elsewhere in the region, notably Central America, new market share gains were recorded. **Mexico** remains a difficult market in which sophisticated optical products are underdeveloped. Nonetheless, advances were made in Essilor's ongoing initiatives to develop its flagship products.

6.2.2. Optical instruments business

2005 was a good year for Essilor Instruments, with revenue increasing 6.3% like-for-like. The business also increased market share, especially in China, where the rise in sales of polycarbonate lenses was supported by the installation of purpose-designed edging machines with Chinese opticians.
In the edging business, the year was shaped by two events:

- The acquisition of US market leader National Optronics (see Section 6.1.1.4.6 – Acquisitions), which provided Essilor with additional edging technologies that are especially well suited to polycarbonate and high-index materials as well as to wrap-around frames. Essilor will support the global expansion of National Optronics, whose expertise, quality and service are universally recognized across the US ophthalmic lens industry. The company's latest edging system received an award this year from the Optical Laboratories Association.
- The launch of the Kappa CTD digital edging system, which was enthusiastically received by opticians and was awarded a Silmo d'Or (first prize) at the 2005 International Eyewear & Optics Exhibition for its advanced technological features. The Kappa CTD is a top-of-the-line edging system that is fully automated and very easy to use. It integrates drilling and automatic centering functions that adapt to lens shape.

In the area of visual screening, US-based Stereo Optical also had a good year. Sales were lifted by the launch of Optec 6500, a state-of-the-art screening machine that measures eyesight with a very high degree of accuracy. In this way, the company promotes vision correction solutions that sharpen visual acuity.

6.3. EXCEPTIONAL FACTORS

No exceptional factors influenced the Company's main businesses or markets in 2005.

6.4. DEPENDENCE ON PATENTS, LICENSES, INDUSTRIAL, COMMERCIAL OR FINANCIAL CONTRACTS OR NEW MANUFACTURING PROCESSES

The Company is not dependent on any contracts or patents which currently have a material impact on its operations or which could have a significant impact on expiration. Similarly, it is not dependent on any supply contracts, since purchases are spread among a number of suppliers. Nor is it dependent on key customers, since the world's more than 200,000 eyecare professionals all represent potential customers for Essilor products. All contracts are on arm's length terms.

6.5. COMPETITIVE POSITION

For additional information on this topic, visit our web site at http://www.essilor.com/InvestorRelations/Library/Slides.htm to see the slide presentation given to financial analysts on March 9, 2006 when the 2005 annual results were announced. The presentation includes a section entitled "Essilor's Growth Fundamentals" which provides an overview of the global ophthalmic lens market, vision correction needs worldwide, major trends and Essilor's competitive position.

Essilor's position in the optical markets

Essilor is the world leader in ophthalmic optical products, ahead of its two main competitors, Hoya (Japan) and Carl Zeiss Vision, the new group created through the acquisition by Germany's Zeiss of US-based Sola, Inc.

In 2005, the global ophthalmic optical market represented some €7 to 9 billion for an estimated volume of 800 to 900 million lenses.

According to the available figures, Essilor's global market share is around 23% in volume terms.

In 2005, the global ophthalmic optical market maintained its long-term trend with 1.5% to 2% growth per year in number of lenses sold. Essilor's unit sales rose faster than the market average, reflecting market share gains and acquisitions.

Each market segment continued to register growth:

- The shift in demand from glass to plastic lenses intensified both in developed and emerging countries.
- Making thinner lenses possible, new plastic materials such as high-index, very high-index and polycarbonate are quickly catching up with 1.5 index material for CR 39 lenses, the oldest, most popular solution on the market.
- Bifocals are being replaced by progressive lenses.
- An increasing number of lenses – 40% on average worldwide – undergo anti-reflective, anti-smudge or other types of surface coating processes.
- Variable-tint lenses are gaining ground, accounting for nearly 10% of the market.

In growing niches, Company unit sales outpaced the market. Progressive lenses gained 8%, polycarbonate lenses 10% to 12%, high-index lenses more than 20% and variable-tint lenses more than 10%.

Over the years, Essilor has become a key market growth driver, shaping long-term trends through its ongoing policy of innovation. By combining different materials, different optical designs and different coatings, year after year Essilor creates new products that enhance the product mix and meet the increasingly sophisticated needs of eye care professionals and consumers alike. Currently, the Company has the broadest product range in the global ophthalmic optical market.

Chapter VII – Organizational structure

7.1. DESCRIPTION OF THE GROUP

Essilor International is the parent company of the Essilor Group and is listed on Euronext Paris (ISIN code: FR0000121667). In addition to its holding company activities, Essilor International also conducts manufacturing operations in France and distributes products to the French network, as well as managing a logistics platform serving all European subsidiaries.

Most of the French and foreign subsidiaries are held directly by Essilor International, with the exception of:
- Subsidiaries within the BBGR distribution network in Europe and Pro-Optic in Canada, which are held indirectly through BBGR France,
- Finishing laboratories in Canada, which are held indirectly through Essilor Canada,
- Finishing laboratories in the United States and Gentex Optics, which are held indirectly through Essilor of America Holding Inc, and
- Finishing laboratories in Australia, which are held indirectly through Essilor Australia.

7.2. LIST OF SIGNIFICANT SUBSIDIARIES

The list of subsidiaries can be found in the notes to the consolidated financial statements (Section 20.3.1.5, Notes 32 to 35).

Chapter VIII – Property, plant and equipment

8.1. SIGNIFICANT TANGIBLE ASSETS

The carry amount of property, plant and equipment – including assets under finance leases – held by consolidated companies was €637 million at December 31, 2005 compared to €520 million at the end of 2004.These assets consist mainly of buildings and production plant and equipment.

- Buildings consist mainly of plants, prescription laboratories and administrative offices. Their locations reflect the Group's broad international presence. The main plants, laboratories and administrative offices are located in France and the United States, while other plants are located primarily in Ireland, Thailand and the Philippines.

- Production plant and equipment include machines and equipment for producing semi-finished and finished lenses in plants located mainly in Asia (Thailand, China, the Philippines) and in the United States. The prescription laboratories also have machines and equipment for surfacing, coating, edging and mounting lenses. These assets are located at many different sites around the world, with a higher concentration in France and the United States.

The following information is presented in the notes to the consolidated financial statements (Section 20.3.1.5):

- Analysis of property, plant and equipment and related movements: Notes 13 and 14,
- Geographic location of property, plant and equipment and intangible assets (carrying amount) and additions for the period: Note 4,
- Finance lease liabilities, by maturity: Note 23.2, and
- Commitments under non-cancelable operating leases by maturity: Note 25.

Details of capital expenditure for 2005 are provided in Section 5.2.

8.2. ENVIRONMENTAL ISSUES

As a responsible enterprise, Essilor is committed to participating in sustainable development initiatives by helping to protect the environment and promoting recyclable products, and to complying fully with all applicable environmental regulations in all host countries throughout the world.

By its very nature, Essilor's business has only a limited impact on the environment. Nevertheless, a voluntary process has long been in place to accurately determine the environmental impact, however slight, of our activities. Essilor manages about a quarter of a million references which should be dust free. Environmental management systems contribute significantly to the efficiency of our plants, offering benefits that are often of major importance in keeping production sites clean and tidy.

Chapter IX – Operating and financial review

9.1. FINANCIAL CONDITION

Balance sheet

Inventories and working capital requirement
Inventories totaled €364.6 million, up 19% from €306.4 million in 2004. At constant scope of consolidation and exchange rates, the increase amounted to 6.4%. To prepare the launch of several new products, including Varilux Physio and Transitions Gen V 1.5 index lenses, substantial inventory was built up at the end of the year, notably in Europe.

Investments
Please refer to Section 5.2.

Debt
€ millions

Net cash provided by operations	417	Capital expenditure net of disposals*	175
Employee share issue	32	Change in working capital and provisions	28
Decrease in net cash and marketable securities	20	Dividends	77
		Financial investments net of divestments*	174
		Currency translation and changes in the scope of consolidation	16

* The proceeds from disposals of property, plant and equipment and financial assets totaled €1.8 million in 2005.

Despite the year's good performance and increase in margins, the cash surplus edged back slightly in 2005 for three reasons:

- An increase in dividend payments.
- Significant capital expenditure and financial investment.
- The fact that Transitions was accounted for by the equity method in 2005, with the result that its cash and marketable securities are no longer recognized on the lines concerned.

Essilor ended the year with a net cash surplus of €54 million.

Key ratios

- Return on equity (ROE)

Return on equity stood at 17.1% in 2005 versus 17.6% under IFRS in 2004. Based on 2004 exchange rates, ROE came to 17.8%, reflecting Essilor's improved margins and efforts to limit growth in the number of shares outstanding.

- Return on assets (ROA)

Return on assets amounted to 24.8% compared with 25.7% in 2004 under IFRS. At constant exchange rates, ROA increased by 0.3 points.

No events affecting the accounts at December 31, 2005 have occurred since the year-end.

9.2. OPERATING RESULTS

9.2.1. Significant factors affecting operating income

Revenue
For more information on revenue, refer to Section 6.1.1.4.1 – Company Revenue and Section 6.2 – Main Markets.

Cost of sales
An enhanced product mix and productivity gains lifted gross margin (sales less cost of sales) by 0.9 points to 57.3% from 56.4% in 2004.

Other operating expenses
Other operating expenses totaled €969.4 million in 2005 versus €885.6 million in 2004. Research and Development and engineering costs represented €113.5 million (including a €1.7 million research tax credit), selling and distribution costs €538.7 million, and other operating expenses €317.2 million.

Contribution from operations*

Growth in contribution from operations* in 2005	Reported	Like-for-like	Changes in scope of consolidation	Currency effect
In € millions	63.9	55.0	3.1	5.8
As a %	17.9%	15.4%	0.9%	1.6%

* Operating profit before share-based payments, restructuring costs and other non-recurring items, and goodwill impairment.

Contribution from operations increased 17.9% to €420.4 million from €356.5 million in 2004.
Expressed as a percentage of revenue, contribution from operations gained 1.1 points, reaching 17.3%. The increase reflected:

- A strong gross margin supported by productivity gains and an improved product mix,
- Good control over operating expense, which declined 0.2 points as a percentage of revenue,
- Higher margins in all host regions, including Europe.

Other income and expenses from operations, net
This item represented a net expense of €24.9 million in 2005 and €15.4 million in 2004. The increase stems from higher costs related to stock option plans, which totaled €8.1 million for four plans in 2005 compared with €4.6 million for three plans in 2004, and from a significant increase in goodwill impairment, which rose to €10.9 million from €2.5 million the year before. Impairment charges mainly reflect difficulties encountered by a Mexican subsidiary and by BNL, which operates in the highly competitive non-corrective sunglass lens market.

Operating profit
This new item represents contribution from operations plus or minus other income/expense and gains and losses from asset disposals. Operating profit totaled €393.6 million, or 16.2% of sales, compared with €338.9 million, or 15.4% of sales in 2004, an increase of 16.1%.

Growth in operating profit in 2005	Reported	Like-for-like	Changes in scope of consolidation	Currency effect
In € millions	54.7	46.0	3.2	5.6
As a %	16.1%	13.6%	0.9%	1.6%

9.2.2. Significant changes to net sales or revenues

There were no significant changes in net sales or revenues, other than changes due to the transition to IFRS.

For more information on the effects of the transition to IFRS, refer to the notes to the consolidated financial statements (Section 20.3.1.5, Notes 1 and 2).

9.2.3. Policies and other external factors

Reimbursements of optical equipment ended in Germany on February 1, 2004, causing revenue to climb sharply in late 2003 and fall by about 30% in 2004. Germany represents only 6% of the Company's consolidated revenue.

The Company is not aware of any governmental, economic, fiscal, monetary or political policies or factors that could materially affect, directly or indirectly, its future operations.

9.3. NET PROFIT

Net profit attributable to equity holders of the parent and earnings per share
Net profit rose 17.9% to €289 million. Net profit attributable to equity holders of the parent increased 17.5% to €287.1 million and net margin widened to 11.8% from 11.1% the year before. Earnings per share grew 17% to €2.82.

For more information on revenue and operating profit, see Sections 6.1.1.4.1 – Company Revenue, 6.2 – Main Markets and 9.2.1 – Significant Factors Materially Affecting Operating Income.

Net profit also reflects the following costs and expenses:

Finance costs and other financial income and expenses
Finance costs and other financial income and expenses represented a net expense of €18.7 million versus €13.6 million in 2004. Finance costs declined during the year; however, first-time application of IAS 32 and IAS 39 led to a €4.1 million charge related to the separate recognition of the conversion option on convertible bonds under IFRS and recognition of a €5.5 million loss arising from remeasurement of financial instruments at fair value.

Income tax expense
The effective tax rate stood at 28.9% compared with 27.7% in 2004. The increase was largely due to a rise in non-deductible expenses related to consolidation under IFRS.

Share of profits of associates
This item includes the Group's share of profit contributed by VisionWeb (44.03% interest), Bacou-Dalloz (15.11% interest), and, since the transition to IFRS, Transitions (49% interest). Share of profit of associates rose sharply, to €22.5 million from €9.8 million in 2004, thanks to an improved performance from VisionWeb and especially Bacou-Dalloz, which swung from a loss of €1.6 million in 2004 to a profit of €6.9 million in 2005.

10.1. INFORMATION ON CAPITAL RESOURCES

The detail of equity is presented in the consolidated balance sheet (Section 20.3.1.3).

10.2. CASH FLOWS

The cash flow statement is presented in the consolidated financial statements Section 20.3.1.4.

10.3. INFORMATION ON BORROWING REQUIREMENTS AND FUNDING STRUCTURE

At year-end 2005, the Company had €1.85 billion in financing facilities with an average life of 4.5 years, including two undrawn syndicated credit facilities, and an issued bank loan, a bond and a convertible bond (OCEANE). Cash and cash equivalents net of total long and short-term debt represented €54 million at December 31, 2005.

	In € millions	Issue date	Maturity
Bonds	122	August 1996	July 2006
Bank loan	150	November 2000	November 2007
Syndicated credit facility	600	July 2004	July 2009
Convertible bonds (OCEANE)	282	June 2003	June 2010
Syndicated credit facility	700	May 2005	May 2012

The two syndicated credit facilities are undrawn.

For more information, refer to the notes to the consolidated financial statements (Section 20.3.1.5, Note 26).

10.4. RESTRICTIONS ON THE USE OF CAPITAL RESOURCES

There are no contractual restrictions on the use of the capital resources described above.

10.5. ANTICIPATED SOURCES OF FUNDS

The Company considers that current funds are sufficient and appropriate for anticipated short and medium-term investments.

Chapter XI – Research and development, patents and licenses

11.1. RESEARCH AND DEVELOPMENT

Research and development
As part of our commitment to strategic innovation, we devote about 5% of consolidated revenue to research and development, engineering and the development of new production processes. The related budgets, net of research tax credits, totaled €115.2 million in 2005 and €108.4 million in 2004.

The Research and Development Department focuses on both optical properties and materials (substrates and surface treatments). It also works in partnership with outside research organizations and universities to conduct research into new technologies. Essilor technologies have already been successfully combined with technologies developed by the Company's partners PPG Industries in variable-tint lenses and Nikon Corp. in materials and surface treatments.

In recent years, the pace of product development has increased rapidly, with 50 new products launched in 2005 compared to 40 in 2004 and 30 in 2003. We derive some 30% of revenue from products that are less than three years old and 50% from products that have been on the market for less than five years. In addition to developing new lenses and technologies, in 2005 the R&D Department stepped up its cooperation with external organizations by signing partnership agreements with two universities in Asia and with other external institutes. Also in 2005, the Department examined in detail The Spectacle Lens Group's large portfolio of patents, which provide us with new and complementary avenues of research in progressive lens surfacing technology (see Section 6.1.1.4.6 – Acquisitions for more information).

The 550-strong R&D team, not including engineers, is spread among four R&D centers, with 360 people working at the Saint-Maur center in France, 100 in Florida in the United States, around 40 at the Nikon-Essilor center in Japan and approximately 15 at the new center in Singapore, which was set up in 2004 to develop local scientific expertise to address the specific needs of Asian customers in the long term. In addition, about 10 people work in local R&D units within various plants and laboratories.

New technology – Advanced digital surfacing
One of the major highlights of 2005 was the development of proprietary advanced digital surfacing technology, an exclusive lens optimization technique based on free-form technology. Already used for the Varilux Ipseo, the technology played a key role in the development of Varilux Physio and opens new opportunities for lens personalization.

Digital surfacing uses a diamond cutter operated by a linear motor that is driven by powerful electromagnetic currents. The cutter produces the back surface of the lens according to wearer specifications, with a precision of one-tenth of a micron. Already used to manufacture molds that produce the front side of semi-finished progressive lenses like Varilux Physio, digital technology has today reached a high level of technical maturity and cost effectiveness. As a result, it can be used in prescription laboratories and provides not only extreme precision but also allows for an infinite number of optical combinations.

Its deployment has required the development of new information systems across the entire chain, from order placement with the optician to the internal management and organization of the prescription laboratory, and even to current routing between laboratories that use digital surfacing and others using conventional surfacing processes. In 2005, several Essilor prescription laboratories around the world were equipped with digital surfacing machines to prepare for the launch of Varilux Physio.

11.2. PATENTS AND LICENSES

In late 2005, the Company held 450 sets of patents in France and abroad, representing a total of approximately 3,300 patents and patent applications. The number of new patent filings has increased sharply in recent years, with 79 inventions patented in 2005 on the back of more than 100 inventions in the previous two years. The patent portfolio includes spectacle lens patents acquired in 2005 from Johnson & Johnson but does not include those held by the Transitions and Nikon-Essilor joint ventures.

Chapter XII – Trend information

12.1. RECENT TRENDS

The Company is not aware of any trends affecting production, sales, inventory, costs or selling prices since the end of the last fiscal year.

12.2. OUTLOOK

We are not aware of any trends, uncertainties, claims, commitments or events that would be reasonably likely to have a material impact on the Company's outlook for the current fiscal year.

12.3. EVENTS OCCURRING AFTER THE YEAR-END

Recent acquisitions

In early 2006, Essilor acquired several prescription laboratories.

In India, Essilor India, a subsidiary of Essilor International, and India's GKB Rx Lens Private Ltd. entered into a joint-venture agreement through which Essilor India acquired a 50% interest in GKB's prescription laboratory and lens wholesaling business. The agreement includes an option to increase Essilor's stake in the future. A pioneer in the Indian ophthalmic lens industry, GKB Rx Lens Private Ltd. has developed a network of eight prescription laboratories, with $10 million in annual revenues.

The agreement will enable Essilor to enhance its presence in India and leverage its multi-channel strategy in the prescription segment through a second network that will operate alongside the seven proprietary Essilor laboratories and the other Essilor partnerships.

With solid positions in all of the country's leading cities, Essilor is today number one in India's fast growing plastic and progressive lens market.

In the United States, Essilor acquired:

- **Eye Care Express Lab Inc.** in Houston, Texas, with revenues of $3.9 million.
- **Accu Rx** in Johnston, Rhode Island, with revenues of $5.8 million.

In Canada, Essilor acquired a majority interest in **SDL**, an independent laboratory in Quebec with sales of $2.8 million. This acquisition will allow Essilor Canada to broaden its service strategy.

In Romania, Essilor acquired its local distributor, Varirom, representing €2.3 million in revenue.

The financial impact of these acquisitions is described in Section 5.2.1 – Investments.

Convertible bonds (OCEANE) buybacks

On February 28, 2006, Essilor bought back 780,000 convertible bonds (OCEANE) due 2010, representing 13% of the initial issue, for €57.5 million. There are now 5,259,749 convertible bonds (OCEANE) outstanding.

OCEANE bonds are convertible into or exchangeable for new or existing Essilor shares and the transaction is part of the strategy deployed since 2003 to reduce dilution from equity instruments in the balance sheet.
Until now, this active management strategy involved buying back shares to offset dilution from stock option plans.
Because the convertible bonds (OCEANE) are convertible at a price of €53.55, the 26.80% rise in Essilor's share price in 2005 made conversion increasingly probable, prompting the decision to buy back part of the issue. Compared to share buybacks, this has the added advantage of reducing interest expense and improving the balance sheet structure.

For more information on convertible bonds (OCEANE), refer to the notes to the consolidated financial statements (Section 20.3.1.5, Note 31) and to section 21.1.4.3 – Convertible Securities, Exchangeable Securities and Securities with Warrants.

12.4. 2006 OUTLOOK

In 2006, Essilor will pursue its strategy of bringing innovative products to the market, such as Varilux Physio launched in early January (see Section 6.1.2 – New Products and Services), and making targeted acquisitions in the ophthalmic lens sector.

Chapter XIII – Profit forecasts or estimates

It is not Company policy to disclose profit forecasts or estimates, and no 2006 profit forecasts are provided in any other Company publications.

Chapter XIV – Administrative, management and supervisory boards and senior management

14.1. MEMBERS OF THE BOARD OF DIRECTORS, THE COMMITTEES OF THE BOARD AND THE EXECUTIVE COMMITTEE

14.1.1. Board of Directors

The Company's bylaws (Article 12) stipulate that the Board of Directors must have at least three and no more than fifteen members. As of December 31, 2005, the Board had fourteen members. Directors are elected for a three-year term and may stand for re-election. The terms of one-third of the directors expire at each Annual Shareholders' Meeting, so that the entire Board is re-elected over a three-year rolling period. The average age of directors in 2005 was 57. Each director is required to hold 500 Essilor International shares.

At the Annual Shareholders' Meeting on May 13, 2005, Philippe Alfroid, Chief Operating Officer, was re-elected to the Board of Directors and Dominique Reiniche and Michel Rose were elected as directors. Bertrand Roy resigned from the Board, effective January 1, 2006.

The criteria for determining directors' independence, as set out in the "Bouton" report on corporate governance, have been taken up in the Company's internal rules adopted by the Board on November 18, 2003. These criteria are as follows:

"A director is independent when he or she has no relationship of any kind whatsoever with the corporation, its group or the management of either, that is such as to color his or her judgment.

In particular:

- The director is neither an employee nor corporate officer (*mandataire social*) of the Company, nor an employee or director of its parent or of one of its consolidated subsidiaries, and has not been during the previous five years.
- The director is not a corporate officer of a company in which the Company holds, either directly or indirectly, a directorship, or in which a directorship is held by an employee of the company designated as such or by a current or former (going back five years) corporate officer of the Company.
- The director is none of the following (whether directly or indirectly) a customer, supplier, investment banker or commercial banker – in each case: which is material for the Company or its group, or for which the Company or its group represents a material proportion of that entity's activity.
- The director does not have any close family ties with a corporate officer (*mandataire social*) of the Company.
- The director has not been an auditor of the Company over the past five years (article L 225-225 of the French Commercial Code).
- The director has not been a director of the Company for more than twelve years".

"Directors representing significant shareholders of the Company or its parent company are considered independent as long as they do not in whole or in part control the Company; beyond a threshold of 10% of the share capital or voting rights, the Board shall examine individually each case in order to determine whether the given director may be considered independent or not, taking into account the composition of the Company's share capital and whether there exists potential for any conflict of interest."

Nine of the fourteen members of the Board are independent, based on the above criteria, representing more than the one-third minimum prescribed in the internal rules and more than the one-half minimum prescribed in the "Bouton" report for companies with a broad shareholder base and no majority shareholder.

List of Directors

Xavier Fontanet, Chairman and Chief Executive Officer
Philippe Alfroid, Chief Operating Officer

Independent directors:
(The Board of Directors assesses each director's independence at annual intervals. For further information on this topic, see the first part of the Chairman's report on corporate governance and internal control, published in Appendix 1 of this document.)
Alain Aspect
Michel Besson
Jean Burelle
Yves Chevillotte
Philippe Germond
Igor Landau
Olivier Pécoux
Dominique Reiniche
Michel Rose

Directors representing employee shareholding:
Louis Lesperance
Jean-Pierre Martin
Bertrand Roy

List of directorships at December 31, 2005 (see next page)

Name	First elected	Term ends	Main function within the Company	Main function outside the Company	Other directorships
Xavier Fontanet Age: 57 Number of shares owned: 71,829	May 6, 1996	At the Annual Meeting called to approve the 2006 accounts.	Chairman and Chief Executive Officer		**Director:** • *Essilor International and subsidiaries* - Essilor of America Inc. (United States) - Transitions Optical Inc. (United States) - EOA Holding Co. Inc. (United States) - Shanghai Essilor Optical Company Ltd (China) - Transitions Optical Holding BV (Netherlands) - Nikon-Essilor Co. Ltd (Japan) • *Other companies* - L'Oréal - Crédit Agricole, SA - Bénéteau, SA *(term ended in 2005)* - Association IMS – Entreprendre pour la Cité *(term ended in 2005)*
Philippe Alfroid Age: 60 Number of shares owned: 98,652	May 6, 1996	At the Annual Meeting called to approve the 2007 accounts.	Chief Operating Officer		**Chairman:** - Bacou-Dalloz *(term ended January 11, 2005)* **Director:** • *Essilor International and subsidiaries* - Bacou-Dalloz - Essilor of America Inc. (United States) - Gentex Optics Inc. (United States) - Visionweb Inc. (United States) - EOA Holding Co. Inc. (United States) - EOA Investment Inc. (United States) - Omega Optical Holding Inc. (United States) - Essilor Canada Ltee./Ltd. (Canada) - Pro-Optic Canada Inc. (Canada) - Shanghai Essilor Optical Company Ltd. (China) • *Other companies* - Faiveley SA - Faiveley Transport
Alain Aspect Independent director Age: 58	June 16, 1997	At the Annual Meeting called to approve the 2007 accounts.		**Research Director:** CNRS, Institut d'Optique d'Orsay. **Professor:** École Polytechnique.	

Michel Besson Independent director Age: 71	June 16, 1997	At the Annual Meeting called to approve the 2005 accounts.			**Director:** • *Essilor International and subsidiaries* - EOA Inc. (United States)
Jean Burelle Independent director Age: 66	June 16, 1997	At the Annual Meeting called to approve the 2005 accounts.		**Chairman and Chief Executive Officer:** - Burelle SA - Burelle Participations SA	**Chairman of the Board:** - Sycovest 1 **Chief Executive Officer and Director:** • *Other companies* - SOGEC 2 SA **Director:** • *Other companies* - Rémy Cointreau - Compagnie Plastic Omnium - Compania Plastic Omnium (Spain) - Plastic Omnium International AG (Switzerland) - Signal AG (Switzerland) **Member of Supervisory Board:** - Soparexo SCA - Société Financière HR SCA **President:** - MEDEF International (Association)

Yves Chevillotte Independent director Age: 62	May 14, 2004	At the Annual Meeting called to approve the 2006 accounts.			**Vice Chairman of the Board of Directors:** - Sa Soredic **Vice Chairman of the Supervisory Board:** - Finaref **Director and member of the Audit Committee:** • *Other companies* - Crédit Lyonnais
Philippe Germond Independent director Age: 48	January 31, 2001 (appointed by the Board of Directors) May 3, 2001 (ratified by the AGM)	At the Annual Meeting called to approve the 2005 accounts.		**Deputy Chief Operating Officer and Director:** - Alcatel (term ended in 2005)	**Director:** • *Other companies* - Ingenico *(term ended in 2005)* - Atos Origin - Alcatel USA Inc. Alcatel USA Inc. *(term ended in 2005)* **Member of Supervisory Board:** - Alcatel Deutschland GmbH (Germany) *(term ended in 2005)*
Igor Landau Independent director Age: 61	January 31, 2001 (appointed by the Board of Directors) May 3, 2001 (ratified by the AGM)	At the Annual Meeting called to approve the 2005 accounts.			**Director:** • *Other companies* - Sanofi-Aventis - Thompson *(term ended in 2005)* - HSBC France - INSEAD **Member of Supervisory Board:** - Dresdner Bank AG - IDI (Institut de Développement Industriel) - Adidas-Salomon - Allianz AG **Member of the Consultative Committee:** - Banque de France *(term ended in 2005)*

Louis Lesperance Director representing employee shareholding (Canada) Age: 47 Number of shares owned: 1,111	May 14, 2004	At the Annual Meeting called to approve the 2006 accounts.			
Jean-Pierre Martin Director representing employee shareholding Age: 55 Number of shares owned: 701	May 14, 2004	At the Annual Meeting called to approve the 2007 accounts.			
Olivier Pécoux Independent director Age: 47	January 31, 2001 (appointed by the Board of Directors) May 3, 2001 (ratified by the AGM)	At the Annual Meeting called to approve the 2005 accounts.		**Managing Partner:** - Rothschild et Cie - Rothschild et Cie Banque	**Director:** • *Other companies* - Rothschild Espana (Spain) - Rothschild Italia (Italy) **Member of Supervisory Board:** - Financière Rabelais - Rothschild GmbH (Germany)

Dominique Reiniche Independent director Age: 50	May 13, 2005	At the Annual Meeting called to approve the 2007 accounts.		**President, Europe:** - The Coca-Cola Company	**President and Chief Operating Officer, European Union Group** - Coca-Cola Enterprises *(term ended in 2005)* **President:** - Union of European Soft Drink Associations (UNESDA) **Member of the Supervisory Board:** - Axa **Member of the Executive Committee:** - Medef **President:** - Union des Annonceurs (UDA) **Member:** - Board ECR Europe - Advisory Board, ING Direct
Michel Rose Independent director Age: 62	May 13, 2005	At the Annual Meeting called to approve the 2007 accounts.		**Chief Operating Officer** - Lafarge	**Director:** • *Other companies* - Lafarge North America (United States) - Lafarge Maroc (Morocco) - Malayan Cement (Malaysia) - Néopost **Chairman:** - Fondation de l'Ecole des Mines de Nancy

Bertrand Roy Director representing employee shareholding Age: 50 Number of shares owned: 6,708	May 3, 2001	At the Annual Meeting called to approve the 2007 accounts.	Corporate Senior Vice President, Strategic Marketing		**Chairman:** - Valoptec Association - Valoptec International Corporate Mutual Fund - Association Nationale pour l'Amélioration de la Vue (ASNAV) **Chairman, Lens Division:** - Chambre Syndicale Verres et Montures **Director:** • *Other companies* - Association SILMO - GIFO **Legal Manager :** - VIP *(term ended in 2005)*

List of directorships held in the last five years

Xavier Fontanet
(Born September 9, 1948)
Chairman and Chief Executive Officer (elected May 6, 1996; current term ends 2007)
Director (elected June 15, 1992; current term ends 2007)

Number of Essilor International shares held: 71,829.

2005

Director:	L'Oréal SA Crédit Agricole SA Bénéteau SA * Essilor of America Inc. (United States) Transitions Optical Inc. (United States) EOA Holding Co. Inc. (United States) Shanghai Essilor Optical Company Ltd. (China) Transitions Optical Holding BV (Netherlands) Nikon-Essilor Co. Ltd. (Japan) IMS – Entreprendre pour la Cité (Association)*

*Terms ended in 2005.

2004

Director:	L'Oréal SA Crédit Agricole SA Bénéteau SA Essilor of America Inc. (United States) Transitions Optical Inc. (United States) EOA Holding Co. Inc. (United States) Shanghai Essilor Optical Company Ltd. (China) Transitions Optical Ltd. (Ireland) Transitions Optical Holding BV (Netherlands) Nikon-Essilor Co. Ltd. (Japan) IMS – Entreprendre pour la Cité

2003

Director:	L'Oréal SA Crédit Agricole SA Bénéteau SA Essilor of America Inc. (United States) Transitions Optical Inc. (United States) Essilor Laboratories of America Holding Co. Inc. (United States) EOA Holding Co. Inc. (United States) Shanghai Essilor Optical Company Ltd. (China) Transitions Optical Ltd. (Ireland) Transitions Optical Holding BV (Netherlands) Nikon-Essilor Co. Ltd. (Japan) IMS – Entreprendre pour la Cité

2002

Director:	L'Oréal SA Crédit Agricole SA Bénéteau SA Essilor of America Inc. (United States) Transitions Optical Inc. (United States) Essilor Laboratories of America Holding Co. Inc. (United States) EOA Holding Co. Inc. (United States) Shanghai Essilor Optical Company Ltd. (China) Transitions Optical Ltd. (Ireland) Transitions Optical Holding BV (Netherlands) Nikon-Essilor Co. Ltd. (Japan)

2001

Director:	Crédit Agricole SA Bénéteau SA Essilor of America Inc. (United States) Transitions Optical Inc. (United States) Essilor Laboratories of America Inc. (United States) EOA Holding Co. Inc. (United States) Shanghai Essilor Optical Company Ltd. (China) Transitions Optical Ltd. (Ireland) Transitions Optical Distribution Ltd. (Ireland) Transitions Optical Holding BV (Netherlands) Nikon-Essilor Co. Ltd. (Japan)

Philippe Alfroid
(Born August 29, 1945)
Chief Operating Officer (elected May 6, 1996; current term ends 2008)
Director (elected May 6, 1996; current term ends 2008)

Number of Essilor International shares held: 98,652.

2005

Chairman:	Bacou-Dalloz*
Director:	Bacou-Dalloz Faiveley SA Faiveley Transport Essilor of America Inc. (United States) Gentex Optics Inc. (United States) Visionweb Inc. (United States) EOA Holding Co. Inc. (United States) EOA Investment Inc. (United States) Omega Optical Holding Inc. (United States) Essilor Canada Ltee./Ltd. (Canada) Pro-Optic Canada Inc. (Canada) Shanghai Essilor Optical Company Ltd. (China)

*Term ended in 2005.

2004

Chairman:	Bacou-Dalloz
Director:	Bacou-Dalloz Faiveley SA Faiveley Transport Essilor of America Inc. (United States) Gentex Optics Inc. (United States) Visionweb Inc. (United States) EOA Holding Co. Inc. (United States) EOA Investment Inc. (United States) Omega Optical Holding Inc. (United States) Essilor Canada Ltee./Ltd. (Canada) Pro-Optic Canada Inc. (Canada) Shanghai Essilor Optical Company Ltd. (China) Bacou-Dalloz USA Inc. (United States)

2003

Chairman:	Bacou-Dalloz
Director:	Abrium Christian Dalloz Sunoptics Dalloz Safety Essidev Faiveley SA Faiveley Transport Essilor of America Inc. (United States) Gentex Optics Inc. (United States) Visionweb Inc. (United States) Essilor Laboratories of America Holding Co. Inc. (United States) EOA Holding Co Inc. (United States) EOA Investment Inc. (United States) Omega Optical Holding Inc. (United States) Essilor Canada Ltee./Ltd. (Canada) Pro-Optic Canada Inc. (Canada) Shanghai Essilor Optical Company Ltd. (China) Bacou-Dalloz AB (Sweden)
Permanent representative of Essilor International:	Novisia

2002

Chief Operating Officer	Bacou-Dalloz
Director:	Abrium Christian Dalloz Sunoptics Dalloz Safety Essidev Faiveley SA Essilor of America Inc. (United States) Gentex Optics Inc. (United States) Visionweb Inc. (United States) Essilor Laboratories of America Holding Co. Inc. (United States) EOA Holding Co. Inc. (United States) EOA Investment Inc. (United States) Omega Optical Holding Inc. (United States) Shanghai Essilor Optical Company Ltd. (China) Bacou-Dalloz AB (Sweden)

Permanent representative of Essilor International:	Novisia
Permanent representative of Bacou-Dalloz:	Dalloz Fall Protection

2001

Chief Operating Officer	Bacou-Dalloz
Director:	Christian Dalloz Sunoptics Essidev Faiveley SA Essilor of America Inc. (United States) Gentex Optics Inc. (United States) Visionweb Inc. (United States) Dalloz Safety Corporation (United States) Essilor Laboratories of America Holding, FI (United States) EOA Holding Co. Inc. (United States) EOA Investment Inc. (United States) Omega Optical Holding Inc. (United States) Shanghai Essilor Optical Company Ltd. (China) Dalloz Safety AB (Sweden)
Permanent representative of Essilor International:	Novisia

Alain Aspect
(Born June 15, 1947)
(Elected June 16, 1997; current term ends 2008)

Business address:
Institut d'Optique Théorique et Appliqué
Centre Universitaire – Bât. 503
B.P. 147
91403 Orsay Cedex

No directorships held outside Essilor International.

Michel Besson
(Born March 14, 1934)
(Elected June 16, 1997; current term ends 2006)

Business address:
None.

2001-2005

Director:	EOA Inc. (United States)

Jean Burelle
(Born January 29, 1939)
(Elected June 16, 1997; current term ends 2006)

Business address:
Burelle SA
1 rue François 1er
75008 Paris

2005

Chairman and Chief Executive Officer:	Burelle SA Burelle Participations SA
Chairman of the Board of Directors:	Sycovest 1
Chief Executive Officer and Director:	Sogec 2 SA
Director:	Remy Cointreau Compagnie Plastic Omnium SA Compania Plastic Omnium (Spain) Plastic Omnium International AG (Switzerland) Signal AG (Switzerland)
Member of the Supervisory Board:	Soparexo SCA Société Financière HR SCA
President:	Medef International (Association)

2004

Chairman and Chief Executive Officer:	Burelle SA Burelle Participations SA
Chairman of the Board of Directors:	Sycovest 1
Chief Executive Officer and Director:	Sogec 2 SA
Director:	Compagnie Plastic Omnium SA Compania Plastic Omnium (Spain) Plastic Omnium International AG (Switzerland) Signal AG (Switzerland)
Permanent representative of Burelle Participations:	Sycovest 1

2003

Chairman and Chief Executive Officer:	Burelle SA Burelle Participations
Chairman of the Board of Directors:	Sycovest 1
Director:	Compagnie Plastic Omnium Compania Plastic Omnium (Spain) Plastic Omnium International AG (Switzerland) Signal AG (Switzerland) Sogec 2
Member of the Supervisory Board:	Lapeyre
Permanent representative of Burelle Participations:	Sycovest 1

2002

Chairman and Chief Executive Officer:	Burelle SA Burelle Participations
Chairman:	Sycovest 1
Director:	Compagnie Plastic Omnium Sofiparc Compagnie Signature Compania Plastic Omnium (Spain) Plastic Omnium International AG (Switzerland) Signal AG (Switzerland) Sogec 2 Cera 2
Member of the Supervisory Board:	Lapeyre
Permanent representative of Burelle SA:	Plastic Omnium Services

2001

Chairman and Chief Executive Officer	Burelle SA Burelle Participations
Director:	Compagnie Plastic Omnium Sofiparc Compagnie Signature Compania Plastic Omnium (Spain) Plastic Omnium International AG (Switzerland) Signal AG (Switzerland)
Permanent representative of Burelle SA:	Plastic Omnium Services

Yves Chevillotte
(Born May 16, 1943)
(Elected May 14, 2004; current term ends 2007)

Business address:
None.

2005

Vice Chairman of the Board of Directors:	Soredic SA
Vice Chairman of the Supervisory Board:	Finaref
Director and member of the Audit Committee:	Crédit Lyonnais

2004

Chairman of the Supervisory Board:	Soredic SA
Vice Chairman of the Supervisory Board:	Finaref
Director and member of the Audit Committee:	Crédit Lyonnais
Director:	Sofinco

2003

Chairman of the Board of Directors:	Amica Dynamust
Chairman of the Supervisory Board:	Soredic
Vice Chairman and Director:	Predi Retraites
Chief Executive Officer	Caisse Régionale Alsace
Deputy Chief Executive Officer (not a Director):	Crédit Agricole SA
Director:	Answork Banque Financière Groupama Banque Gestion Privée Indosuez Sacam Consommation 1 Sacam Consommation 2 Sacam Consommation 3 Sofinco
Member of the Supervisory Board:	Finaref
Permanent representative of CNCA and Director:	Amacam

2002

Chief Operating Officer	Crédit Agricole SA
Vice Chairman and Director:	Pacifica Predi Retraites Predica
Chairman:	Uni-Editions
Director:	Cedicam Europay France Fondation du Crédit Agricole Holding Eurocard Sofinco
Member of the Executive Committee:	TLJ SAS
Member of the Supervisory Board:	Soredic

2001

Deputy Chief Executive Officer:	Crédit Agricole SA
Vice Chairman and Director:	Pacifica Predi Retraites Predica
Chairman of the Board of Directors:	Uni-Editions
Director:	Amacam (Association) Answork Banque Gestion Privée Indo Cedicam Europay France Fondation du Crédit Agricole

	Holding Eurocard Sacam Consommation 1 Sacam Consommation 2 Sacam Consommation 3 Sofinco
Member of the Executive Committee:	TLJ SAS
Member of the Supervisory Board:	Soredic

Philippe Germond
(Born February 19, 1957)
(Appointed January 31, 2001/ratified May 3, 2001; current term ends 2006).

Business address:
None.

2005

President and Chief Operating Officer, Director:	Alcatel*
Director:	Ingenico* Atos Origin Alcatel USA Inc. (United States)*
Member of the Supervisory Board:	Alcatel Deutschland GmbH (Germany)*

*Terms ended in 2005.

2004

President and Chief Operating Officer, Director:	Alcatel
Director:	Ingenico Atos Origin Alcatel USA Inc. (United States)
Member of the Supervisory Board:	Alcatel Deutschland GmbH (Germany)

2003

President and Chief Operating Officer, Director:	Alcatel
Director:	Ingenico Atos Origin Alcatel USA Inc. (United States)
Member of the Supervisory Board:	Alcatel Deutschland GmbH (Germany)

2002

Chief Operating Officer:	Alcatel
Director:	Ingenico

2001

Chairman and Chief Executive Officer:	Vivendi Universal Net SFR Groupe Cegetel Cofira Transtel Vivendi Telecom International
Director:	Ad 2 One Groupe Cegetel Cofira E-Brands SFR Transtel Vivendi Telecom International Vivendi Universal Net Fondation Vivendi Ingenico Monaco Telecom
Member of the Supervisory Board:	Viventures Partners
Permanent representative of Groupe Cegetel:	Cegetel La Réunion Cegetel
Permanent representative of SFR:	Cegetel Services LTB-R

Igor Landau
(Born July 13, 1944)
(Appointed January 31, 2001/ratified May 3, 2001; current term ends 2006)

Business address: None.

2005

Director:	Sanofi-Aventis Thomson* HSBC France INSEAD
Member of the Supervisory Board:	IDI (Institut de Développement Industriel) Dresdner Bank AG Adidas-Salomon Allianz AG
Member of the Consultative Committee:	Banque de France*

*Terms ended in 2005.

2004

Chairman of the Board of Directors:	Aventis
Director:	Thomson Multimedia CCF I.D.I. (Institut de Développement Industriel) INSEAD Aventis Pharma (UK) Investments Ltd. Aventis Behring LLC Fisons Ltd. Rhone-Poulenc AGCO Ltd. Aventis Inc.

Member of the Supervisory Board:	Dresdner Bank AG
Member of the Consultative Committee:	Banque de France

2003

Chairman of the Board of Directors:	Aventis
Director:	Thomson Multimedia CCF IDI (Institut de Développement Industriel) INSEAD Aventis Pharma (UK) Investments Ltd. Aventis Behring LLC Fisons Ltd. Rhone-Poulenc AGCO Ltd. Aventis Inc.
Member of the Supervisory Board:	Dresdner Bank AG
Member of the Consultative Committee:	Banque de France

2002

Chairman of the Board of Directors:	Aventis
Chairman:	CEDEP (Centre Européen d'Education Permanente)
Chairman of the Supervisory Board:	Aventis Pharma AG (Germany)
Director:	Thomson Multimedia CCF IDI (Institut de Développement Industriel) Aventis Behring LLC Rhone-Poulenc AGCO Ltd. Aventis Inc. Hoechst AG

2001

Chairman of the Board of Directors:	CEDEP (Centre Européen d'Education Permanente)
Chairman of the Supervisory Board:	Aventis Pharma AG (Germany)
Director:	Rhodia
Member of the Board of Directors:	Aventis
Member of the Supervisory Board:	IDI (Institut de Développement Industriel) Hoechst AG (Germany)

Louis Lesperance
(Born August 16, 1958)
(Elected May 14, 2004; current term ends 2007)

Business address:
Essilor of America
12005 Ford Road, Suite 600
Dallas, Texas 75234 USA

Number of Essilor International shares held: 1,111.

No directorships held outside Essilor International.

Jean-Pierre Martin
(Born June 5, 1950)
(Elected May 14, 2004; current term ends 2008).

Business address:
Essilor International
Usine des Battants
55500 Ligny-En-Barrois

Number of Essilor International shares held: 701.

No directorships held outside Essilor International.

Olivier Pécoux
(Born September 9, 1958)
(Appointed January 31, 2001/ratified May 3, 2001; current term ends 2006).

Business address:
Rothschild et Cie
17 avenue Matignon
75008 Paris

2005

Managing partner:	Rothschild et Cie Rothschild et Cie Banque
Director :	Rothschild Espana (Spain) Rothschild Italia (Italy)
Member of the Supervisory Board:	Financière Rabelais Rothschild GmbH (Germany)

2004

Managing partner:	Rothschild et Cie Rothschild et Cie Banque
Director:	Rothschild Espana (Spain) Rothschild Italia (Italy)
Member of the Supervisory Board:	Financière Rabelais Rothschild GMBH (Germany) 2 Be Finance

2003

Managing partner:	Rothschild et Cie Rothschild et Cie Banque
Director:	Rothschild Espana (Spain) Rothschild Italia (Italy)
Member of the Supervisory Board:	Financière Rabelais Rothschild GmbH (Germany)

2002

Managing partner:	Rothschild et Cie Rothschild et Cie Banque
Director:	Rothschild Espana (Spain) Rothschild Italia (Italy)
Member of the Supervisory Board:	Financière Rabelais Rothschild GmbH (Germany)

2001

Managing partner:	Rothschild et Cie Rothschild et Cie Banque
Director:	Rothschild Espana (Spain) Rothschild Italia (Italy)
Member of the Supervisory Board:	Financière Rabelais

Dominique Reiniche
(Born July 13, 1955)
(Elected May 13, 2005; current term ends 2008)

Business address:
The Coca-Cola Company
27 rue Camille Desmoulins
92784 Issy-Les-Moulineaux

2005

President, Europe:	The Coca-Cola Company
President and Chief Operating Officer, European Union Group	Coca-Cola Enterprises*
President:	Union of European Soft Drink Associations (UNESDA)
Member of the Supervisory Board:	Axa
Member of the Executive Committee:	Medef
President:	Union des Annonceurs (UDA)
Member:	Board ECR Europe Advisory Board of ING Direct

*Term ended in 2005.

2004

President, Europe:	Coca-Cola Enterprises
Senior Vice President:	Union of European Soft Drink Associations (UNESDA)
President:	Union des Annonceurs (UDA)
Member of the Executive Committee:	Medef
Member:	ECR (European Consumer Response) Advisory Board of ING Direct

2003

President, Europe:	Coca-Cola Enterprises
Senior Vice President:	Union of European Soft Drink Associations (UNESDA)
President:	Union des Annonceurs (UDA)
Member of the Executive Committee:	Medef
Member:	ECR (European Consumer Response)

2002

President and Chief Executive Officer France:	Coca-Cola Enterprises
Member of the Executive Committee:	Medef

2001

President and Chief Executive Officer France:	Coca-Cola Enterprises
Member of the Executive Committee:	Medef

Michel Rose
(Born February 27, 1943)
(Elected May 13, 2005; current term ends 2008)

Business address:
Lafarge SA
61 rue des Belles Feuilles
75782 Paris Cedex 16

2005

Chief Operating Officer:	Lafarge
Director:	Lafarge North America (United States) Lafarge Maroc (Morocco) Malayan Cement (Malaysia) Neopost
President:	Fondation de l'Ecole des Mines de Nancy

2004

Chief Operating Officer:	Lafarge
Director:	Lafarge Ciments Lafarge North America (United States) Lafarge Maroc (Morocco) Malayan Cement (Malaysia) Asland (Spain) Cementia (Switzerland)
President:	Fondation de l'Ecole des Mines de Nancy

2003

Chief Operating Officer:	Lafarge
Director:	Lafarge Ciments Lafarge North America (United States) Lafarge Maroc (Morocco) Malayan Cement (Malaysia) Asland (Spain) Cementia (Switzerland)
President:	Fondation de l'Ecole des Mines de Nancy

2002

Chief Operating Officer:	Lafarge
Director:	Lafarge Ciments Lafarge North America (United States) Lafarge Maroc (Morocco) Malayan Cement (Malaysia) Asland (Spain) Cementia (Switzerland)
President:	Fondation de l'Ecole des Mines de Nancy

2001

Chief Operating Officer:	Lafarge
Director:	Lafarge Ciments Lafarge North America (United States) Lafarge Maroc (Morocco) Malayan Cement (Malaysia) Asland (Spain) Cementia (Switzerland)
President:	Fondation de l'Ecole des Mines de Nancy

Bertrand Roy
(Born March 27, 1955)
(Elected May 3, 2001/Resigned January 1, 2006)

Business address:
147 rue de Paris
94220 Charenton-le-Pont

Number of Essilor International shares held: 6,708.

2005

Chairman:	Valoptec Association Valoptec International Corporate Mutual Fund Association Nationale pour l'Amélioration de la Vue (ASNAV)
Chairman, Lens Division:	Chambre Syndicale Verres et Montures
Director:	Association SILMO GIFO
Manager:	VIP*

*Term ended in 2005.

2004

Chairman:	Valoptec Association Valoptec International Corporate Mutual Fund Association Nationale pour l'Amélioration de la Vue (ASNAV)
Chairman, Lens Division:	Chambre Syndicale Verres et Montures
Director:	Association SILMO GIFO
Manager:	VIP

2003

Chairman:	Valoptec Association Valoptec International Corporate Mutual Fund Association Nationale pour l'Amelioration de la Vue (ASNAV)
Chairman, Lens Division:	Chambre Syndicale Verres et Montures
Director:	Association SILMO GIFO
Manager:	VIP

2002

Chairman:	Valoptec Association Valoptec International Corporate Mutual Fund
Chairman, Lens Division:	Chambre Syndicale Verres et Montures
Director:	Association Nationale pour l'Amelioration de la Vue (ASNAV) Association SILMO GIFO
Manager:	VIP
Treasurer:	EDI Association

2001

Chairman:	Valoptec Association Valoptec International Corporate Mutual Fund
Chairman, Lens Division:	Chambre Syndicale Verres et Montures
Director:	Association Nationale pour l'Amelioration de la Vue (ASNAV) Association SILMO GIFO VIP Transitions Optical Inc. (United States) OLMIL (India)
Treasurer:	EDI Association

Directors' management expertise and experience

With general and practical business knowledge, expertise in a specific Essilor International business segment or several years of experience in managing international companies, the members of the Board of Directors contribute management expertise and/or experience to the Company in a variety of business areas.

No convictions for fraudulent offences, involvement in bankruptcies, public incrimination and/or sanctions

To the best of the Company's knowledge,

- None of the Board members, including the Chief Executive Officer and the Chief Operating Officer, has been convicted of a fraudulent offence in the last five years,
- In the last five years, none of the Board members, including the Chief Executive Officer and the Chief Operating Officer, has been involved in a case of bankruptcy, sequestration or liquidation as a member of a board, a management or supervisory body or as a Chief Executive Officer, and
- None of the Board members, including the Chief Executive Officer and the Chief Operating Officer, has been publicly incriminated or sanctioned by statutory or regulatory authorities (including designated professional bodies).

14.1.2. Committees of the Board

In 1997, Essilor set up various Committees of the Board in accordance with corporate governance rules (Audit Committee, Remunerations Committee and Strategy Committee). Each Committee reports to the Board on its work and the resulting proposals.

14.1.2.1. Audit Committee: members and role

The Board's internal rules stipulate that the Audit Committee shall have at least three members, appointed by the Board from among the directors. At least two-thirds of the Committee members must be independent directors. The members of the Audit Committee cannot hold senior management positions or be executive directors.
The Committee is chaired by Yves Chevillote, who was appointed as Chairman by the Board of Directors on May 14, 2004.As of December 31, 2005, the other members were Alain Aspect, Michel Besson and Bertrand Roy. Over two-thirds of the Committee members are independent directors.

The role of the Audit Committee, as described in the Board's internal rules, is to ensure that management has the necessary resources to identify and manage the business, financial and legal risks to which the Company may be exposed in France and abroad, in the normal course of business or in exceptional circumstances, in order to avoid any erosion of the value of its assets. To this end, the Audit Committee analyzes the procedures in place within the Company to ensure that:

- Accounting regulations are complied with and the Company's accounting principles and policies are properly applied.
- Information is properly reported and processed at all levels in the organization.
- The business, financial and legal risks facing the Company and its subsidiaries in France and abroad are identified, assessed, anticipated and managed.
- Internal controls are applied to the preparation of accounting and financial information at all levels of the organization.
- Securities regulations and the strict insider dealing rules in force within the Company are fully complied with.

Based on these analyses, the Committee makes recommendations as required concerning improvements to existing procedures and the introduction of new ones.

The Audit Committee may be consulted by the Board or by Company management about any issues concerning procedures to control non-recurring risks.

14.1.2.2. Remunerations Committee: members and role

The Board's internal rules stipulate that the Remunerations Committee shall have at least three members, who must all be independent non-executive directors.

The Remunerations Committee is made up of Jean Burelle as Chairman, Michel Besson and Michel Rose. All members of the Committee are independent directors.

The role of the Remunerations Committee, as described in the Board's internal rules, is to:

- Make recommendations concerning senior management compensation.
- Make recommendations concerning stock option grants.
- Review the compensation policies applied within the Group.
- Assist the Chairman and the Board with succession planning issues.
- Consider whether the composition of the Board is appropriate and recommend possible changes.

14.1.2.3. Strategy Committee: members and role

The Board's internal rules stipulate that the Strategy Committee shall have at least five members, selected from among the directors.

The Strategy Committee is chaired by Xavier Fontanet and its other members are Philippe Alfroid, Michel Besson, Jean Burelle, Philippe Germond, Igor Landau, Olivier Pécoux and Bertrand Roy. Five of the eight members are independent directors.

The role of the Strategy Committee, as described in the Board's internal rules, is to regularly review the Company's product, technology, geographic and marketing strategies.

14.1.3. Executive Committee

14.1.3.1. Members of the Executive Committee (January 1, 2006)

Xavier Fontanet - Chairman and Chief Executive Officer
Philippe Alfroid - Chief Operating Officer
Thomas Bayer - President, Essilor Europe Network
Claude Brignon - Corporate Senior Vice President, Operations
Patrick Cherrier - President, Asia
Bertrand de Limé - President, Latin America and Instruments
Didier Lambert - Corporate Senior Vice President, Information Systems
Fabienne Lecorvaisier - Chief Financial Officer
Thierry Robin - President, Essilor Canada
Bertrand Roy - Corporate Senior Vice President, Strategic Marketing
Hubert Sagnières - President, North America and Europe Regions
Jean-Luc Schuppiser - Corporate Senior Vice President, Research and Development
Laurent Vacherot - President, Essilor of America
Henri Vidal - Corporate Senior Vice President, Human Resources
Carol Xueref - Corporate Senior Vice President, Legal Affairs and Group Development

14.1.3.2. Role of the Executive Committee

The Executive Committee meets once a month to review the Company's business performance and all short-term activities. It also draws up timelines and medium and long-term projections for the implementation of strategic action plans.

Chaired by Xavier Fontanet, the Committee is made up of the Company's top corporate and business executives, with either global responsibilities – for example lens manufacturing – or regional responsibilities (Europe, North America, Latin America, Asia).

14.2. NO POTENTIAL CONFLICTS OF INTEREST

To the best of the Company's knowledge, there are no potential conflicts of interest between Board members' duties to the Company and their private interests or other duties.

14.3. RELATED PARTY AGREEMENTS

At its meeting on September 7, 2005, the Board of Directors authorized a plan to align the liquidity contract between Essilor and Rothschild & Cie with the new AFEI ethics charter. This charter was approved by the French securities regulator (AMF) on March 22, 2005 and introduced as part of the process to transpose the EU market abuse directive into French law.

At its meeting on November 23, 2005, the Board of Directors authorized a proposal to adjust pension plans for the two executive directors (see Section 15.1 for more details).

The Auditors were informed of these authorizations and of the signature of the related contracts within one month of the meetings.

Chapter XV – Compensation and benefits

15.1. COMPENSATION OF ADMINISTRATIVE, MANAGEMENT AND SUPERVISORY BODY MEMBERS

2005 compensation of corporate officers (information disclosed in accordance with Article L.225-102-1 of the Commercial Code)

The compensation paid to Xavier Fontanet, Chairman and Chief Executive Officer, and Philippe Alfroid, Chief Operating Officer, comprises a fixed portion and a variable bonus based on results. The variable bonus corresponds to a percentage of their fixed compensation, which may increase if they exceed their targets, up to a certain limit. The rules applied to determine their variable bonus payable in 2006 based on 2005 results are as follows:

- 100% of the target bonus, if the results target is met.
- No bonus if results are 20% or more below target.
- Maximum of 150% of the target bonus, if the results target is exceeded by 20% or more.
- Proportional adjustment of the bonus if results are within the 40% corridor.
- The effects of changes in exchange rates are neutralized for the calculation of the bonus.

The results target is based on consolidated net profit excluding the effect of acquisitions. Xavier Fontanet and Philippe Alfroid are also covered by the supplementary pension plan for level III C and "hors classification" senior executives, (as defined in the metalworking industry collective bargaining agreement), set up by Essilor and governed by Article 39 of the French General Tax Code. Under French pension regulations, the plan provides for the payment of additional pension benefits over and above the benefits received under the Social Security and government-sponsored ARRCO and AGIRC schemes, equal to 10% of their reference salary plus 1% of their reference salary per year of service between 10 and 20 years. At its meeting on November 23, 2005, the Board of Directors approved a plan providing for the payment of pension benefits to senior executives based on the "tranche D" portion of their salary, starting in 2006. These benefits are in addition to those payable under the existing group plan. At the same meeting, prior to concluding a new pensions agreement, the Board approved a proposal to grant Xavier Fontanet and Philippe Alfroid pension benefits based on the "tranche D" portion of their salary, including a supplementary benefit equal to 1.5% of the "tranche D" portion of their salary per year of service between 10 and 20 years. This plan is governed by Article L.225-42-1 of the French Commercial Code on related party transactions. The additional benefit is capped at 5% of the reference salary as defined in French pension regulations. The aggregate benefits received under the Essilor plan and the government-sponsored plans continues to be capped at 65% of the reference salary. The Company's auditors were informed of the Board's authorization.

Breakdown of executive director compensation, in €
(Gross amounts, before payroll and income tax)

Components of 2005 compensation		Xavier Fontanet	Philippe Alfroid
Fixed	Amount	404,833	360,232
Variable (bonuses)	Amount	331,907 including 50,000 SAHF bonus*	150,561 including 50,000 SAHF bonus*
Exceptional compensation	Amount	--	--
	Calculation method and criteria	N/A	N/A
Benefits in kind (car, unemployment insurance, housing, etc.)	Car	2,195	2,195
	Unemployment insurance	14,564	--
	Other	--	--
Length-of-service award	Estimate	176,644	141,538
Signing-on bonus	Amount	--	--
Termination benefit	Calculation method and criteria	2 years' salary	--

*SAHF: Bonus for time spent working outside France.

Xavier Fontanet's target bonus for 2004 was set at 60% of his fixed compensation, based on the Company achieving consolidated net profit in line with the budget at €206.1 million under French GAAP. The bonus was paid in 2005, in the amount of €281,907. The variable portion of his 2005 compensation will be based on the same target bonus. It is covered by an accrual of €310,000.

Philippe Alfroid's target bonus for 2004 was set at 35% of his fixed compensation, based on the Company achieving consolidated net profit in line with the budget at €206.1 million under French GAAP. The bonus was paid in 2005, in the amount of €100,561. The variable portion of his 2005 compensation will be based on the same target bonus. It is covered by an accrual of €160,000.

Executive directors' compensation for the last three years

In €	Gross compensation* excluding directors' fees			Directors' fees			Total		
	2005	**2004**	**2003**	**2005**	**2004**	**2003**	**2005**	**2004**	**2003**
Xavier Fontanet	753,498	670,347	659,659	14,000	11,300	8,800	**767,498**	681,647	668,459
Philippe Alfroid	512,988	498,917	472,923	24,992**	22,908**	19,954**	**537,980**	521,825	492,877

*Corresponding to the gross compensation before payroll taxes and income taxes. As stipulated by law, they also include the value of benefits in kind.
**Including directors' fees received from Bacou-Dalloz (€11,154 in 2003, €11,608 in 2004 and €10,992 in 2005).

Directors' fees

The Annual Shareholders' Meeting of May 13, 2005 voted to award directors' fees of €225,000. At its meeting the same day, the Board of Directors decided to allocate this sum as follows:

Directors' fees	Fixed fee	Variable, attendance-based fee
All Directors	€3,800	€1,800 per meeting
Chairman of the Audit Committee	€15,000	Not applicable
Chairman of the Remunerations Committee	€7,500	Not applicable
Independent directors who are members of either the Audit Committee or the Remunerations Committee		€1,800 per meeting

Directors' fees for 2005 and 2004

In €	Directors' fees	Directors' fees
	2005	2004
Xavier Fontanet	14,000	11,300
Philippe Alfroid	24,992*	22,908*
Alain Aspect	21,200	9,800
Michel Besson	23,000	1,300
Jean Burelle	19,700	16,300
Yves Chevillotte	29,000	13,850
Philippe Germond	14,000	9,800
Igor Landau	10,700	6,800
Louis Lesperance	12,200**	8,850**
Olivier Pécoux	19,400	16,300
Jean-Pierre Martin	14,000	8,850
Bertrand Roy	14,000	9,800
Dominique Reiniche	7,300	N/A
Michel Rose	6,150	N/A

*Including directors' fees received from Bacou-Dalloz (€11,154 in 2003, €11,608 in 2004 and €10,992 in 2005).
**Based on an exchange rate of CAD 1.4997 to the euro.

15.2. STOCK OPTION PLANS AND OTHER EMPLOYEE SHARE OWNERSHIP PLANS, PENSION, RETIREMENT AND SIMILAR BENEFITS

15.2.1. Directors' interests

The members of the Board of Directors and the members of the Executive Committee together hold less than 0.5% of the Company's capital.

15.2.2. Employee stock options

Stock options granted to and exercised by executive directors	Number of options granted/exercised	Price, in €	Expiry date	Plan
Stock options granted in 2005 by Essilor International or other Group companies				
Xavier Fontanet	60,000	69.40	Nov. 23, 2012	Nov. 23, 2005
Philippe Alfroid	47,000	69.40	Nov. 23, 2012	Nov. 23, 2005
Stock options exercised in 2005				
Xavier Fontanet	39,731	28.76	Nov. 15, 2006	Nov. 15, 2000
	15,000	31.24	Nov. 14, 2011	Nov. 14, 2001
Philippe Alfroid	7,239	28.76	Nov. 15, 2006	Nov. 15, 2000
	25,500	31.24	Nov. 14, 2011	Nov. 14, 2001

Chapter XVI – Administrative, management and supervisory body practices

16.1. EXPIRATION DATES OF TERMS OF OFFICE, PERIODS SERVED AND PROCEDURES OF THE BOARD, THE COMMITTEES OF THE BOARD AND THE EXECUTIVE COMMITTEE

16.1.1. Expiration dates of terms of office and periods served

The expiration dates of the directors' current terms of office and periods served are presented in Section 14.1.1.

Juan Boix was appointed as Director at the Board meeting on January 26, 2006 to replace Bertrand Roy following his resignation. As stipulated by law and the bylaws, this appointment was made subject to ratification at the Annual Shareholders' Meeting of May 12, 2006 (see AMF Interpretation no. 3).

16.1.2. Procedures of the Board of Directors and the Committees of the Board

The procedures of the Board of Directors and the Committees of the Board are governed by internal rules adopted by the Board on November 18, 2003, as amended on January 27, 2005. The main provisions of the internal rules concerning the Board's procedures are as follows:

INFORMATION TO BE MADE AVAILABLE TO DIRECTORS

All documents necessary to inform the directors about matters to be discussed at Board meetings shall be enclosed with the notice of meeting or sent or handed to directors reasonably in advance of the meeting.

Each director shall ensure that he or she has all essential information to enable the Board or the Committees of the Board to engage in an informed discussion and make informed decisions. If any information is not made available, or if the director believes that information may have been withheld, he or she shall ask for it to be supplied. The request shall be made to the Chairman of the Board (or the Chief Executive Officer if the two positions are separated), who is under an obligation to ensure that directors are able to fulfill their duties.

Between meetings, directors shall receive all useful information, including any critical comments, about all significant events or transactions affecting the Company. In particular, they shall receive copies of all news releases published by the Company.

MEETINGS OF THE BOARD

The Board shall meet as frequently as necessary in the Company's interest and at least five times per year. The dates of the following year's meetings shall be set no later than one month before the end of the year, except for special meetings.

COMMITTEES OF THE BOARD

At the Chairman's recommendation, the Board may set up committees and decide on their terms of reference and their composition. These Committees shall examine matters submitted to them by the Board, falling within their respective terms of reference, and shall make recommendations and proposals to the Board.

ANNUAL SELF-ASSESSMENT

Once a year, the Board shall perform a formal assessment of its procedures and take any appropriate measures to improve its efficiency. The Board shall inform shareholders of the results of the self-assessment in the annual report.

AMENDMENTS TO THE INTERNAL RULES

These internal rules may be amended by decision of the Board.

At its meeting on January 27, 2005, the Board amended the directors' charter adopted on November 18, 2003, which sets out the rights and obligations of Essilor directors. The amendments were made to take into account:

1/ The provisions of the Market Abuse Directive (framework directive 2003/6/EC dated January 28, 2003) on insider dealing and market manipulation, which came into effect on October 12, 2004. The charter states that:

Each director who has access to inside information may not trade in the Company's shares, directly or through a third party, or cause any other person to trade in the Company's shares on the strength of that information for as long as it has not been made public. In addition, in the same way as for Company executives who have access to inside information, directors are prohibited from trading in the Company's shares during the period preceding the publication of inside information of which they are aware and also during the 21-day period that precedes the announcement of the Company's annual and half-yearly results and quarterly sales.

2/ The new requirement for corporate officers to disclose any trading in the Company's shares they or their close relatives have carried out, which came into effect on November 25, 2004. The charter states that:

In accordance with Article 621-18-2 of the Monetary and Financial Code, introduced in Act 2003-706 dated August 1, 2003 (the Financial Security Act), Articles 222-14 and 222-15 of the regulations of the Autorité des Marchés Financiers (AMF), and the AMF's press release dated December 27, 2004, each director undertakes to report immediately to Essilor, through the Company's registrar, any and all transactions in the Company's shares or financial instruments carried out by him or her or by any close relative, in order to enable the Company to report these transactions to the AMF and to announce them in a news release, within the required timeframe.

16.2. INFORMATION ABOUT MEMBERS OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES' SERVICE CONTRACTS OR AN APPROPRIATE NEGATIVE STATEMENT

Neither the Chief Executive Officer nor the members of the Board of Directors have a service contract with Essilor or any of its subsidiaries providing for the payment of termination benefits.

16.3. INFORMATION ON THE AUDIT COMMITTEE AND THE REMUNERATIONS COMMITTEE

This information is presented in Section 14.1.2.1 and in Appendix 2 (Chairman's Report on Corporate Governance and Internal Control).

16.4. CONFORMITY OF ESSILOR TO ITS COUNTRY OF INCORPORATION'S CORPORATE GOVERNANCE REGIME

The Company complies in all material respects with the corporate governance regime defined in the "Bouton" report.

Chapter XVII – Employees

17.1. HUMAN RESOURCES: NUMBER OF EMPLOYEES, BY GEOGRAPHIC LOCATION AND CATEGORY OF ACTIVITY

For more information on Company employees, refer to the notes to the consolidated financial statements (Section 20.3.1.5, Note 26).

17.1.1. Average number of employees per financial year (IFRS*)

As of December 31, 2005, Essilor had 26,534 employees worldwide (average of 24,909 for the year). At year-end 2004, there were 24,793 employees (average of 23,520 for the year).

*Note: under IFRS, these figures do not include employees at Transitions, which is now accounted for by the equity method.

There has been no material change in the number of employees since January 1, 2006. As encouraged by European Union regulation 809/2004/EC, the Company does not employ a large number of temporary workers.

17.1.2. Average number of employees by geographic location and category

17.1.2.1. Breakdown by region

	2005 IFRS*		2004 IFRS*	
North America	8,613	34.6%	7,986	34.0%
Europe	9,517	38.2%	9,352	39.8%
Latin America / Asia-Pacific / Africa	6,779	27.2%	6,182	26.3%

*Under IFRS, these figures do not include employees at Transitions, which is now accounted for by the equity method.

17.1.2.2. Employees by category

	2005 IFRS*		2004 IFRS*	
Production	14,875	59.72%	14,052	59.74%
Supervisory and administrative	6,808	27.33%	6,453	27.44%
Management	3,226	12.95%	3,015	12.82%

*Under IFRS, these figures do not include employees at Transitions, which is now accounted for by the equity method.

17.2. SHAREHOLDINGS AND STOCK OPTIONS

17.2.1. Shares and stock options held by members of the administrative, management and supervisory bodies as of December 31, 2005.

At December 31, 2005		Essilor shares	Essilor stock options				
			Stock options (existing shares)	Stock options (new shares)			
			Nov. 14, 2001	Nov. 20, 2002	Nov. 18, 2003	Nov. 17, 2004	Nov. 23, 2005
Salaried members of the Board of Directors							
Alfroid	Philippe	98,652	9,500	44,000	35,000	43,000	47,000
Fontanet	Xavier	71,829	30,000	57,000	45,000	55,000	60,000
Lesperance	Louis	1,111	0	500	500	750	500
Martin	Jean-Pierre	701	0	115	97	95	80
Roy	Bertrand	6,708	0	5,000	5,000	5,000	15,000
Independent directors							
As of December 31, 2005, independent directors held 5,006 Essilor shares. They did not hold any stock options.							

17.2.2. Employee stock options

17.2.2.1 Stock options granted and exercised during the year

Stock options granted to and exercised by employees other than officers who received and exercised the greatest number of options	Number of options granted/ exercised	Weighted average exercise price (in €)	Expiry date	Plan
Stock options granted in 2005 to the ten employees other than officers who received the greatest number of options	199,350	68.38	Jan. 27, 2012 Nov. 23, 2012	Jan. 27, 2005 Nov. 23, 2005
Stock options exercised in 2005 by the ten employees other than officers who exercised the greatest number of options	164,400	31.79		Mar. 15, 2000 Jan. 31, 2001 Nov. 14, 2001 Jan. 31, 2001 Nov. 20, 2002 Nov. 18, 2003

17.2.2.2. Stock option plans

See table on the next page.

Plan	Jan. 26, 2000	Mar. 15, 2000	Sep. 13, 2000	Nov. 15, 2000	Jan. 31, 2001	Nov. 14, 2001	Nov. 14, 2001	Nov. 20, 2002	Nov. 18, 2003	Nov. 17, 2004	Jan. 27, 2005	Nov. 23, 2005
Date of Shareholders' Meeting	June 16, 1997	June 16, 1997	June 16, 1997	June 16, 1997	June 16, 1997	June 16, 1997	Jan. 18, 2001	Jan. 18, 2001	May 16, 2003	May 16, 2003	May 16, 2003	May 13, 2005
Date of Board Meeting	Jan. 26, 2000	Mar. 15, 2000	Sep. 13, 2000	Nov. 15, 2000	Jan 31, 2001	Nov. 14, 2001	Nov. 14, 2001	Nov. 20, 2002	Nov. 18, 2003	Nov. 17, 2004	Jan. 27, 2005	Nov. 23, 2005
Type of plan	New shares	New shares	New shares	New shares	New shares	New shares	Existing shares	New shares	New shares	New shares	New shares	New shares
Total number of shares under option:	142,280	65,000	25,000	141,000	20,000	160,660	670,250	812,580	804,570	893,900	15,750	998,440
- Options held by Directors	0	0	0	120,000	0	0	80,000	101,000	80,000	98,000	0	107,000
- Options held by the 10 employees who received the greatest number of options	18,080	65,000	25,000	21,000	20,000	51,120	115,000	146,000	127,750	156,000	15,750	187,000
Starting date of exercise period	Jan. 26, 2001	Mar. 15, 2001	Sep. 13, 2004	Nov. 15, 2004	Jan. 31, 2002	Nov. 14, 2002	Nov. 14, 2002	Nov. 20, 2003	Nov.18, 2004	Nov. 17, 2005	Jan. 27, 2006	Nov. 23, 2006
Expiry date	Jan. 26, 2006	Mar. 15, 2006	Sep. 13, 2006	Nov. 15, 2006	Jan. 31, 2007	Nov. 14, 2007	Nov. 14, 2011	Nov. 20, 2012	Nov.18, 2010	Nov. 17, 2011	Jan 27, 2012	Nov. 23, 2012
Exercise price, in euros	28,800	25,800	31,483	28,763	32,780	31,240	31,240	40,670	40,730	52,990	54,580	69,400
Number of option holders	758	5	1	5	1	707	646	1,348	1,436	1,585	2	1,953
Vesting conditions	Non-residents: 1/3 per year from the second year Residents: from January 26, 2005.	Non-residents: 1/3 per year from the second year Residents: from March 15, 2005.	As from September 13, 2004.	As from November 15, 2004.	1/3 per year from the second year	Non-residents: 1/3 per year from the second year Residents: from November 14, 2005.	Non-residents: 1/3 per year from the second year Residents: from November 14, 2005.	Non-residents: 1/3 per year from the second year Residents: from November 20, 2006.	Non-residents: 1/3 per year from the second year Residents: from November 18, 2007.	Non-residents: 1/3 per year from the second year Residents: from November 17, 2008.	Non-residents: 1/3 per year from the second year Residents: from January 27, 2009.	Non-residents: 1/3 per year from the second year Residents: from November 23, 2009.
Number of options exercised at December 31, 2005	129,801	65,000	25,000	131,000	20,000	82,581	305,857	128,212	62,185	11,814	0	0
Options canceled	4,254	0	0	0	0	10,556	19,013	20,429	16,044	6,306	0	0
Options outstanding	8,225	0	0	10,000	0	67,523	345,380	663,939	726,341	875,780	15,750	998,440

17.3. ARRANGEMENTS FOR INVOLVING EMPLOYEES IN ESSILOR'S CAPITAL

17.3.1. Employee incentive plans: bonuses and profit sharing

17.3.1.1. Plans for Essilor International employees

Discretionary profit-sharing plan
The current discretionary profit-sharing plan, governed by Articles L-441 *et seq.* of the French Labor Code, corresponds to the agreement renewed on March 14, 2004 for a period of three years expiring at the end of 2006. Designed to improve employee information and awareness of the Company's earnings performance, the agreement represents a means of mobilizing employees in a concerted drive to meet the Company's targets. The calculation formula is geared towards providing all employees with an incentive to help improve the Company's results and meet budget objectives, by offering them a form of variable compensation.

Profit shares are paid to all employees with at least three months' service. They are allocated as follows: 30% of the amount is based on the period of presence during the year and 70% is prorated to the reference salary. The total amount distributed each year may not exceed 20% of the aggregate gross salaries paid to eligible employees.

Discretionary profit shares paid over the last five years were as follows:

2005 - €3,241,000 for 2004
2004 - €2,982,000 for 2003
2003 - €2,168,000 for 2002
2002 - €1,538,000 for 2001
2001 - €2,006,000 for 2000
2000 - €1,673,000 for 1999.

17.3.1.2. Statutory profit-sharing plan

In view of the level of Essilor International's equity, no amounts have been credited to the profit-sharing reserve for eligible employees.

17.3.2. Arrangement involving employees in Essilor's capital

Employee stock ownership

Essilor employees may become shareholders in two ways:

- By purchasing units in various stock ownership plans, directly held shares, Corporate Mutual Fund units or shares held in trusts. These shares or units are generally purchased with financial assistance from the subsidiary concerned. The shares are either issued directly or bought on the market for allocation to employees. They are subject to a lock-up period of 2 to 7 years, depending on the country.
    - The corporate mutual funds include Valoptec International Corporate Mutual Fund, the Essilor 5-year Corporate Mutual Fund and the Essilor 7-year Corporate Mutual Fund,
    - The trusts include the Essilor Shareholding Plan in the United States and the Australian Shareholding Plan,
    - Direct shareholding is possible with the Spanish Ahorro Plan.

- Employees can also acquire shares by exercising stock options, financed in particular by funds released from the French employee stock ownership plan (plan d'épargne d'entreprise). The shares are registered in the employee's name for the lock-up period.

Chapter XVIII – Major shareholders

18.1. OWNERSHIP STRUCTURE AND VOTING RIGHTS

To the best of the Company's knowledge, no shareholder other than the Valoptec International Corporate Mutual Fund holds more than 5% of the voting rights.

18.1.1. Ownership structure at December 31, 2005

At December 31, 2005, the total number of voting rights was 110,083,235, attached to 103,206,262 shares.

Ownership structure at December 31, 2005	Number of shares	%	Number of voting rights	%
Employees (in France and abroad)				
- Valoptec International Corporate Mutual Fund	4,464,371	4.32	8,928,742	8.11
- Essilor 5 and 7-year Corporate Mutual Funds	2,380,971	2.31	4,333,784	3.94
- Essilor Shareholding Plan	327,292	0.32	327,292	0.30
- Registered shares held directly by employees	1,414,469	1.37	2,467,152	2.24
Sub-total	***8,587,103***	***8.32***	***16,056,970***	***14.59***
Treasury stock				
- Treasury stock	1,253,630	1.21	--	--
- Liquidity account	70,000	0.07	--	--
Sub-total	***1,323,630***	***1.28***	--	--
Public	**93,295,529**	**90.40**	**94,026,265**	**85.41**
Total	**103,206,262**	**100**	**110,083,235**	**100**

Shareholder identification:
Fully paid-up shares may be held in either registered or bearer form, at the shareholder's discretion.

The Company may, at any time, subject to compliance with the applicable laws and regulations, request information from the clearing organization about the identity of holders of shares and securities convertible, redeemable, exchangeable or otherwise exercisable for shares carrying rights to vote at General Shareholders' Meetings, as well as details of the number of securities held.

Shareholder survey:

On December 31, 2005, the Company made enquiries of banks and brokers holding at least 106,000 Essilor International shares in accounts managed on behalf of clients, under France's "TPI" procedure. The enquiries identified more than 52,056 shareholders owning an aggregate 87.6% of issued capital and 99.1% of the Company's bearer shares.

Ownership of the 87.6%, representing 90,433,654 shares held either by the public or by Essilor, broke down as follows: 49.2% was held by non-resident institutional investors, 28.1% by resident institutional investors and 9.1% by retail investors. The remaining 1.2% represented treasury stock held by Essilor.

18.1.2. Ownership structure at December 31, 2004 and December 31, 2003

The table showing Essilor's ownership structure at December 31, 2005 can be found in Section 18.1.1.

At December 31, 2004 and December 31, 2003, the Company's ownership structure was as follows:

Ownership structure at December 31, 2004	Number of shares	%	Number of voting rights	%
Employees (in France and abroad)				
- Valoptec International Corporate Mutual Fund	4,748,436	4.60	9,496,872	8.61
- Essilor 5 and 7-year Corporate Mutual Funds	2,402,307	2.33	4,400,165	4.00
- Essilor Shareholding Plan	330,653	0.32	330,653	0.30
- Registered shares held directly by employees	1,297,382	1.26	2,376,746	2.16
Sub-total	***8,778,778***	***8.50***	***16,604,436***	***15.06***
Treasury stock				
- Treasury stock	1,372,788	1.33	--	--
- Liquidity account	10,000	0.01	--	--
Sub-total	***1,382,788***	***1.34***	--	--
Public	**93,148,917**	**90.16**	**93, 647,369**	**84.94**
Total	**103,310,483**	**100**	**110,251,805**	**100**

Ownership structure at December 31, 2003	Number of shares	%	Number of voting rights	%
Employees (in France and abroad)				
- Valoptec International Corporate Mutual Fund	5,026,774	4.9	10,053,548	9.1
- Essilor 5 and 7-year Corporate Mutual Funds	2,632,000	2.6	4,678,974	4.3
- Essilor Shareholding Plan	328,874	0.3	328,874	0.3
- Registered shares held directly by employees	1,224,181	1.2	2,219,684	2.0
Sub-total	***9,211,829***	***9.0***	***17,281,080***	***15.7***
Treasury stock	**1,269,837**	**1.2**	--	--
Public	**92,258,442**	**89.8**	**92,622,262**	**84.3**
Total	**102,740,108**	**100**	**109,903,342**	**100**

18.2. VOTING RIGHTS

Voting rights
As from June 22, 1974, double voting rights were attributed to all fully paid-up shares registered in the name of the same holder for at least two years.

The holding period was raised to five years at the Extraordinary Shareholders' Meeting of June 11, 1983 and reduced to two years at the Extraordinary Shareholders' Meeting of March 3, 1997.

In the case of a bonus share issue paid up by capitalizing reserves, profit or additional paid-in capital, the registered bonus shares allotted in respect of shares carrying double voting rights also carry double voting rights.

If the Company is merged, the double voting rights will be exercisable at Shareholders' Meetings of the surviving company, provided that its bylaws include double voting right provisions.

If any registered shares are converted to bearer shares or transferred to another shareholder, the double voting right on those shares is forfeited. However, double voting rights will not be forfeited if registered shares are transferred by way of succession, or the liquidation of the marital estate, or a gift between spouses or to a relative in the direct line of succession, and the change of ownership will not be taken in to account in determining the two-year minimum holding period referred to above.

In accordance with the law, double voting rights may not be abolished by an Extraordinary Shareholders' Meeting unless this decision is first approved by a special meeting of holders of shares with double voting rights.

Voting restrictions
The Company's bylaws do not contain any restrictions on the exercise of voting rights.

18.3. NO EXTERNAL CONTROL OF THE COMPANY

To the best of the Company's knowledge, no other individuals or legal entities own or control the Company either directly or indirectly.

18.4. ARRANGEMENTS RESULTING IN A CHANGE IN CONTROL OF THE COMPANY

To the best of the Company's knowledge, there are no shareholder agreements, preemptive rights agreements or other agreements that may at a subsequent date result in a change in control of the Company.

Chapter XIX – Related party transactions

19.1. NATURE AND EXTENT OF MAJOR TRANSACTIONS

Related parties include the following:

Companies consolidated by the proportionate method:

- Nikon-Essilor, a 50/50 joint venture in Japan with the Nikon group. Nikon-Essilor distributes certain Essilor products in Japan, while Essilor distributes certain Nikon brand products made by Nikon-Essilor, mainly in Europe.
- Essilor Korea, a 50/50 joint venture with South Korean group Samyung Trading. Essilor Korea distributes certain Essilor products in South Korea, and Essilor distributes in Europe certain products made by Essilor Korea's subsidiary Chemiglas.

Companies accounted for by the equity method:

- Bacou-Dalloz, 15.1%-owned by Essilor. No material transactions are carried out with this group.
- Vision-Web, 44%-owned by Essilor. Essilor of America laboratories in the United States use an order system that is managed by VisionWeb.
- Transitions, 49%-owned by Essilor. Essilor sells stock lenses to the Transitions group, for transformation into variable-tint lenses. Essilor also distributes Transitions products across its networks.

Further details on affiliates can be found in the notes to the consolidated financial statements (Section 20.3.1.5, Notes 32, 33 and 34).

Financial information on companies consolidated by the proportionate or equity method and non-consolidated companies is presented in Notes 30, 33 and 35 to the consolidated financial statements.

There are no related party agreements that are not on arm's length terms.

19.2. AMOUNT OR PERCENTAGE TO WHICH RELATED PARTY TRANSACTIONS FORM PART OF ESSILOR'S TURNOVER

See the notes to the consolidated financial statements (Section 20.3.1.5, Note 30).

Chapter XX – Financial information concerning Essilor's assets and liabilities, financial position and profits and losses

20.1. HISTORICAL FINANCIAL INFORMATION

Refer to Section 20.3 – Financial Statements.

20.2. PRO FORMA FINANCIAL INFORMATION

Not applicable.

20.3. FINANCIAL STATEMENTS (2005 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES – 2005 COMPANY FINANCIAL STATEMENTS AND NOTES)

20.3.1. 2005 consolidated financial statements and notes

The notes to the financial statements are an integral part of the consolidated financial statements.

Contents:

20.3.1.1. Consolidated income statement

€ thousands, except for per share data	Notes	2005 – IFRS	2004 – IFRS*
Revenue	**4**	2,424,323	2,202,528
Cost of sales		(1,034,529)	(960,457)
GROSS MARGIN		**1,389,794**	**1,242,071**
Research and development costs		(113,490)	(106,095)
Selling and distribution costs		(538,711)	(495,458)
Other operating expenses		(317,176)	(283,977)
CONTRIBUTION FROM OPERATIONS		**420,417**	**356,541**
Restructuring costs, net		(3,353)	(6,203)
Impairment losses	**11**	(11,256)	(2,539)
Compensation costs on share-based payments	**6**	(12,269)	(8 544)
Other income and expenses from operations, net		1,967	1,832
Gains and losses on asset disposals, net		(1,871)	(2,192)
OPERATING PROFIT	**4**	**393,635**	**338,895**
Finance costs		(28,021)	(26,288)
Income from cash and marketable securities		18,993	18,095
Other financial income and expenses, net	**7**	(9 708)	(5,402)
PROFIT BEFORE TAX		**374,899**	**325,300**
Income tax expense	**8**	(108,292)	(90,044)
NET PROFIT OF CONSOLIDATED COMPANIES		**266,607**	**235,256**
Share of profits of associates	**15**	22,457	9,837
NET PROFIT		**289,064**	**245,093**
Attributable to equity holders of Essilor International		**287,134**	**244,427**
Attributable to minority interests		1,930	666
Basic earnings per common share (€)		2.82	2.41
Weighted average number of common shares (thousands)	**9**	101,883	101,483
Diluted earnings per common share (€)	**10**	2.72	2.32
Diluted weighted average number of common shares (thousands)	**10**	108,455	107,854

* Excluding IAS 32 and IAS 39, applied as of January 1, 2005.

20.3.1.2. Consolidated balance sheet

ASSETS

€ thousands	Notes	December 31, 2005 IFRS	January 1, 2005 after IAS 32 & 39	December 31, 2004 IFRS*
Goodwill	**11**	451,037	357,806	350,357
Other intangible assets	**12**	124,195	86,774	88,155
Property, plant and equipment	**13**	637,342	520,256	520,256
PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS, NET		**1,212,574**	**964,836**	**958,768**
Investments in associates	**15**	133,313	101,065	101,090
Other long-term financial investments	**16**	41,408	43,408	42,830
Deferred tax assets	**8**	36,612	24,437	40,099
Non-current receivables		9,189	4,087	4,087
OTHER NON-CURRENT ASSETS, NET		**220,522**	**172,997**	**188,106**
TOTAL NON-CURRENT ASSETS, NET		**1,433,096**	**1,137,833**	**1,146,874**
Inventories	**17**	364,559	306,440	306,440
Prepayments to suppliers		9,614	7,634	7,634
Current trade receivables	**18**	515,460	443,601	447,420
Current income tax assets		16,054	4,015	4,015
Other receivables		7,851	5,872	5,872
Derivative financial instruments	**24**	2,650	37,228	0
Prepaid expenses		14,139	14,218	14,218
Essilor shares		0	0	449
Marketable securities	**19**	548,424	572,769	572,515
Cash and cash equivalents		110,289	97,824	97,824
CURRENT ASSETS, NET		**1,589,039**	**1,489,601**	**1,456,387**
Non-current assets held for sale		4,015	0	0
TOTAL ASSETS		**3,026,150**	**2,627,434**	**2,603,261**

* Excluding IAS 32 and IAS 39, applied as of January 1, 2005.

EQUITY AND LIABILITIES

€ thousands	Notes	December 31, 2005 IFRS	January 1, 2005 after IAS 32 & 39	December 31, 2004 IFRS*
Share capital		36,122	36,159	36,159
Additional paid-in capital		203,771	212,449	212,449
Retained earnings		1,133,089	955,610	949,031
Treasury stock		(81 979)	(64 144)	(63 695)
Convertible bond (OCEANE) call option	**23**	40,752	40,752	
Revalution and hedging reserves		(1 289)	445	
Translation reserve	**20**	63,266	(37,451)	(37,451)
Net profit attributable to equity holders of Essilor International		287,134	244,427	244,427
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF ESSILOR INTERNATIONAL		**1,680,866**	**1,388,247**	**1,340,920**
Minority interests		7,000	3,573	4,515
TOTAL EQUITY		**1,687, 866**	**1,391,820**	**1,345,435**
Provisions for pensions and other post-employment benefits	**21**	90,848	81,430	81,430
Long-term borrowings	**23**	448,848	571,013	607,383
Deferred tax liabilities	**8**	2,163	1,878	1,878
Long-term payables		631	551	551
NON-CURRENT LIABILITIES		**542,490**	**654,872**	**691,242**
Provisions	**22**	26,321	32,010	32,010
Short-term borrowings	**23**	156,222	25,613	25,613
Customer prepayments		6,943	7,257	7,257
Short-term payables		522,505	436,792	439,114
Current income tax liability		26,665	30,883	30,883
Other liabilities		38,897	31,831	23,551
Derivative financial instruments	**24**	9,267	8,200	
Deferred income		8,974	8,156	8,156
CURRENT LIABILITIES		**795,794**	**580,742**	**566,584**
TOTAL EQUITY AND LIABILITIES		**3,026,150**	**2,627,434**	**2,603,261**

* Excluding IAS 32 and IAS 39, applied as of January 1, 2005.

20.3.1.3. Statement of changes in consolidated equity

€ thousands	Share capital	Additional paid-in capital	Revaluation and hedging reserves	Convertible bond (OCEANE) call option	Retained earnings	Translation reserve	Treasury stock	Net profit attributable to equity holders of Essilor International	**Equity attributable to equity holders of Essilor International**	Minority interests	**Total equity**
Equity at January 1, 2005 under IFRS (*other than* IAS 32 and 39)	**36,159**	**212,449**			**949,031**	**(37 451)**	**(63 695)**	**244,427**	**1,340,920**	**4,515**	**1,345,435**
Convertible bond (OCEANE) call option				40,752	(4,384)				36,368		36,368
Deferred taxes *on convertible bonds (OCEANE)*					(12,704)				(12,704)		(12,704)
Elimination of Essilor shares recorded in assets							(449)		(449)		(449)
Fair value of derivative financial instruments, net of tax:											
Cash flow hedges			3		(240)				(237)		(237)
Hedges of net investments in foreign operations			503		(27)				476		476
Fair value hedges					23,445				23,445		23,445
Derivative financial instruments not qualifying for hedge accounting					3,455				3,455		3,455
Put options granted to minority shareholders										(942)	(942)
IAS 39 adjustment to Bacou Dalloz opening equity			(61)		32				(29)		(29)
Other											
Translation of foreign currency receivables and payables at the closing rate					(2,998)				(2,998)		(2 998)
Equity at January 1, 2005 under IFRS including IAS 32 and 39	**36,159**	**212,449**	**445**	**40,752**	**955,610**	**(37,451)**	**(64,144)**	**244,427**	**1,388,247**	**3,573**	**1,397,820**

€ thousands	Share capital	Additional paid-in capital	Revalutaion and hedging reserves	Convertible bond (OCEANE) call option	Retained earnings	Translation reserve	Treasury stock	Net profit attributable to equity holders of Essilor International	**Equity attributable to equity holders of Essilor International**	Minority interests	**Total equity**
Equity at January 1, 2005 under IFRS including IAS 32 and 39	**36,159**	**212,449**	**445**	**40,752**	**955,610**	**(37,451)**	**(64,144)**	**244,427**	**1,388, 247**	**3,573**	**1,391,820**
Issue of share capital										379	379
- Shares issued to the corporate mutual funds	121	16,729							16,850		16,850
- Shares issued on exercise of stock options	157	14,876							15,033		15,033
Cancellation of treasury stock	(315)	(40,283)					40,598				
Share-based payments					12,269				12,269		12,269
Gains and losses on remeasurement at fair value of derivative financial instruments, net of tax:											
Cash flow hedges, effective portion			(2,232)						(2,232)	27	(2,205)
Hedges of net investments in foreign operations, effective portion			(1,446)						(1,446)		(1,446)
Transfers to net profit, net of tax:											
Cash flow hedges, effective portion			1,445						1,445		1,445
Hedges of net investments in foreign operations, effective portion			399						399		399
Gains and losses on remeasurement at fair value of non-current financial assets, net of tax			235		(149)				86		86
Purchases and sales of treasury stock, net					(1,724)		(58,433)		(60,157)		(60,157)
Appropriation of profit					244,427			(244,427)			
Net profit								287,134	287,134	1,930	289,064
Dividends					(77,279)				(77,279)	(173)	(77,452)
Effect of changes in scope of consolidation										711	711
Exchange differences on translating foreign operations and other			(135)		(65)	(100,717)			(100,517)	553	(101,070)
Equity at December 31, 2005	**36,122**	**203,771**	**(1,289)**	**40,752**	**1,133, 089**	**63,266**	**(81,979)**	**287,134**	**1,680,866**	**7,000**	**1,687,866**

€ thousands	Share capital	Additional paid-in capital	Revaluation and hedging reserves	Convertible bond (OCEANE) call option	Retained earnings	Translation reserve	Treasury stock	Net profit attributable to equity holders of Essilor International	**Equity attributable to equity holders of Essilor International**	Minority interests	**Total equity**
Equity at January 1, 2004 under IFRS	**35,959**	**194,091**			**801,989**		**(47,459)**	**200,331**	**1,184,911**	**3,315**	**1,188,226**
Issue of share capital	480	47,502							47,982		47,982
- Shares issued to the corporate mutual funds	134	15,496							15,630		15,630
- Shares issued on exercise of stock options	346	32,006							32,352		32,352
Share-based payments					8,544				8,544		8,544
Cancellation of treasury stock	(280)	(29,144)					29,424				
Purchases and sales of treasury stock, net					(66)		(45,660)		(45,726)		(45,726)
Appropriation of profit					200,331			(200,331)			
Net profit								244,427	244,427	666	245,093
Dividends (including *précompte* withholding tax)					(61,841)				(61,841)	(129)	(61,970)
Effect of changes in scope of consolidation										696	696
Translation reserve and other					74	(37,451)			(37,377)	(33)	(37,410)
Equity at December 31, 2004 under IFRS	**36,159**	**212,449**			**949,031**	**(37,451)**	**(63,695)**	**244,427**	**1,340,920**	**4,515**	**1,345,435**

20.3.1.4. Consolidated cash flow statement

€ thousands	2005 IFRS	2004 IFRS*
NET PROFIT	**289,064**	**245,093**
Share of profits of associates, net of dividends received	4,567	37,368
Depreciation, amortization and other non-cash items	124,656	109,693
Profit before non-cash items and share of profits of associates, net of dividends received	**418,287**	**392,154**
Provision charges (reversals)	(2,249)	6,510
(Gains) and losses on asset disposals, net	1,871	2,192
Cash flow after income tax expense and finance costs, net	**417,909**	**400,856**
Finance costs, net	9,028	8,193
Income tax expense (current and deferred taxes)	108,293	80,968
Cash flow before income tax expense and finance costs, net	**535,230**	**490,017**
Income taxes paid	(132,067)	(82,976)
Interest (paid) and received, net	(1,272)	(9,274)
Change in working capital	(3,561)	(5,437)
NET CASH FROM OPERATING ACTIVITIES	**398,330**	**392,330**
Purchases of property, plant and equipment	(181,341)	(149,861)
Acquisitions of subsidiaries, net of the cash acquired	(106,737)	(54,916)
Purchases of available-for-sale financial assets	(10,658)	(7,978)
Purchases of other long-term financial investments	(697)	(2,328)
Proceeds from the sale of subsidiaries, net of the cash sold	0	0
Proceeds from the sale of other non-current assets	12,165	5,884
NET CASH USED IN INVESTING ACTIVITIES	**(287,268)**	**(209,199)**
Proceeds from issue of share capital	31,883	47,982
(Purchases) and sales of treasury stock, net	(60,158)	(45,619)
Dividends paid to:		
- Equity holders of Essilor International	(77,300)	(61,841)
- Minority shareholders of subsidiaries	(173)	(129)
Repayments of borrowings other than finance lease liabilities	(19,019)	(42,054)
Repayments of finance lease liabilities	(8,067)	(2,828)
Other movements	(1,713)	743
NET CASH USED IN FINANCING ACTIVITIES	**(134,547)**	**(103,746)**
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	**(23,485)**	**79,385**
Cash and cash equivalents at January 1	651,573	575,441
IAS 39 adjustment to opening cash and cash equivalents	253	
Effect of changes in exchange rates	2,759	(3,253)
CASH AND CASH EQUIVALENTS AT DECEMBER 31	**631,100**	**651,573**
Cash equivalents	548,424	572,515
Cash	110,289	97,825
Short-term bank loans and overdrafts	(27,613)	(18,767)

* Other than IAS 32 and IAS 39, which were adopted as from January 1, 2005.

The Auditors' report on the consolidated financial statements is presented in Section 20.4.1.1. of this Reference Document.

20.3.1.5. Notes to the consolidated financial statements

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.1. GENERAL INFORMATION

Essilor International (Compagnie Générale d'Optique) is a *société anonyme* (public limited company) with a Board of Directors, governed by the laws of France. Its registered office is at 147, rue de Paris - 94220 Charenton-le-Pont. The Company's business consists of the design, manufacture and sale of ophthalmic lenses and ophthalmic optical instruments.

The consolidated financial statements are approved for issue by the Board of Directors of Essilor International for presentation to the Annual Shareholders' Meeting for approval.
The 2005 consolidated financial statements were approved for issue by the Board of Directors on March 8, 2006.

The consolidated financial statements are prepared on a going concern basis.

The Group's functional and presentation currency is the euro. All amounts are presented in thousands of euros, unless otherwise specified.

1.2. USE OF ESTIMATES

The preparation of financial statements involves the use of estimates and assumptions that may affect the reported amounts of assets, liabilities, income and expenses in the financial statements as well as the disclosures in the notes concerning contingent assets and liabilities at the balance sheet date. These estimates and assumptions, which were determined based on the information available when the financial statements were drawn up, mainly concern provisions for returned goods and trade receivables, product life cycles, pension and other post-employment benefit obligations, restructuring provisions, provisions for tax and environmental liabilities, claims and litigation, the measurement of goodwill, the measurement of purchased intangible assets and their estimated useful life, the fair value of derivative financial instruments, deferred tax assets and share-based payments. The final amounts may be different from these estimates. The estimates used by the Company are described in the corresponding notes to these consolidated financial statements.

1.3. FIRST-TIME ADOPTION OF IFRS

In accordance with European Council regulation 1606/2002/EC of July 19, 2002, effective from January 1, 2005 the Company has adopted as its primary basis of accounting the International Financial Reporting Standards (IFRSs), International Accounting Standards (IASs) and related interpretations as adopted by the European Union as of December 31, 2005. The consolidated financial statements for the year ended December 31, 2005 have therefore been prepared in accordance with IFRS.

The consolidated financial statements for the year ended December 31, 2004 were prepared in accordance with French generally accepted accounting principles (French GAAP), including standard CNC 99-02 of the Comité de Réglementation Comptable, and the accounting policies described in Note 1 to the 2004 consolidated financial statements. To permit meaningful year-on-year comparisons, these 2005 consolidated financial statements include comparative financial information for 2004 prepared in accordance with IFRS. The impact on the 2004 consolidated financial statements of the first-time adoption of IFRS (other than IAS 32 and IAS 39) is described in Note 2.
The 2004 and 2003 consolidated financial statements and notes under French GAAP were published in the 2004 Reference Document filed with the French securities regulator (Autorité des Marchés Financiers) on April 19, 2005 under no. D.05-0479, and are not reproduced in this Reference Document.

The Company has elected to apply the following options provided for in IFRS 1, as follows:
- Business combinations recorded prior to January 1, 2004 have not been restated.
- Cumulative translation adjustments at January 1, 2004 have been transferred to retained earnings.
- Cumulative actuarial gains and losses at January 1, 2004 have been recognized under "Provisions for pensions and other post-employment benefits" by adjusting equity at that date.
- IFRS 2 has been applied only to stock options granted after November 7, 2002 that had not yet vested at January 1, 2005.
- IAS 32 and IAS 39 have been adopted as from January 1, 2005.

IAS 32 and IAS 39 have been applied prospectively as from January 1, 2005 and the consolidated financial statements for the year ended December 31, 2005 are therefore not directly comparable with those for the year ended December 31, 2004 (see Note 1.4 below).

1.4. ADOPTION OF IAS 32 AND IAS 39 AS FROM JANUARY 1, 2005

The main changes resulting from the first-time adoption of IAS 32 and IAS 39 are as follows:

- Financial instruments and hedge accounting (IAS 39)
  In accordance with IAS 39, effective from January 1, 2005, financial instruments have been recognized and measured in accordance with the policy described in Note 1.16.

  In the French GAAP financial statements, financial instruments designated as cash flow hedges were not recognized in the balance sheet but were disclosed as off-balance sheet commitments. Hedged transactions were measured at the hedging rate.

- Fair value of marketable securities (IAS 39)
  In accordance with IAS 39, effective from January 1, 2005, marketable securities are measured at fair value, with changes in fair value recognized in profit under "Other financial income and expenses" ("Income from cash and cash equivalents").

  In the French GAAP financial statements, marketable securities were measured at cost less any provisions for impairment.

- Convertible bond (OCEANE) call option (IAS 32)
  In 2003, Essilor issued bonds convertible or exchangeable for new or existing shares (OCEANE). In accordance with IAS 32, the portion of the issue price corresponding to the value of the conversion option at the issue date, estimated at €40.8 million, has been deducted from the carrying amount of the related debt in the opening balance sheet at January 1, 2005, by adjusting opening equity.
  The conversion option is charged to income, under "Finance costs", by the effective interest method. The amount charged to income in 2005 was €5.4 million. The 2004 financial information under IFRS does not include any equivalent expense, as IAS 32 has been applied prospectively as from January 1, 2005.
  The cumulative amount that would have been reclassified to profit over the period from the OCEANE issue date (June 2003) and December 31, 2004 if IAS 32 has been applied retrospectively has been recognized in opening equity at January 1, 2005.
  In the French GAAP financial statements, the value of the conversion option was included in debt.

- Put options granted to minority shareholders
  Under IAS 32, when put options have been granted to minority shareholders of consolidated subsidiaries, their share in the equity of the subsidiaries concerned must be reclassified from "Minority interests" to "Borrowings". The amount recognized in borrowings is measured at the present value of the option exercise price.
  Current standards and interpretations do not contain specific guidance concerning the accounting treatment in the consolidated balance sheet of the difference between the present value of the option exercise price and minority interests in the equity of the subsidiaries concerned. As from the first-time adoption of IAS 32 on January 1, 2005, the Company has elected to report the difference in "Goodwill". Consequently, future changes in the recognized liability will be reported as an adjustment to goodwill.
  Put options granted to minority shareholders were not recognized in the French GAAP accounts.

- Treasury stock
  Essilor shares held under a liquidity contract, which were previously accounted for as assets, have been recorded as a deduction from equity in the IFRS balance sheet, in the amount of €0.4 million.

The Company has elected to early adopt the amendment to IAS 39 - Cash Flow Hedge Accounting of Forecast Intragroup Transactions, effective from January 1, 2005. Under this amendment, the foreign currency risk of a highly probable forecast intragroup transaction may qualify as a hedged item in consolidated financial statements provided that:

- The transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and
- The foreign currency risk will affect consolidated profit.

1.5. IFRSs, AMENDMENTS AND INTERPRETATIONS APPLICABLE IN FUTURE PERIODS

The Company has decided not to early adopt the following standards, amendments and interpretations, whose application will be compulsory as from January 1, 2006:

- Amendment to IAS 19 – Actuarial Gains and Losses, Group Plans and Disclosures
  This amendment is applicable as from January 1, 2006 at the latest. The main change concerns the option of recognizing actuarial gains and losses directly in equity. The Company is currently examining the impact on the financial statements of applying this option, before deciding the accounting treatment to be applied in 2006.

- Amendment to IAS 39 – The Fair Value Option
  The limited amendment to IAS 39 concerning use of the fair value option is applicable as from January 1, 2006 at the latest. The Company is currently examining the impact on the financial statements of applying this option.

- Amendments to IAS 39 and IFRS 4: Financial Guarantee Contracts
  The limited amendments to IFRS 4 – Insurance Contracts and IAS 39 – Financial Instruments: Recognition and Measurement of Financial Guarantee Contracts are applicable as from January 1, 2006 at the latest. The Company is currently examining the impact on the financial statements of applying these amendments.

- IFRS 6 – Exploration for and Evaluation of Mineral Resources
  The Company is not concerned by this standard.

- IFRS 7 – Financial Instruments: Disclosures
  The Company is currently examining the impact on the disclosures to be made in the notes to the financial statements of applying this standard.

- IFRIC 4 – Determining whether an Arrangement contains a Lease
  Under IFRIC 4, determining whether an arrangement contains a lease depends on the substance of the transaction and requires an assessment of whether: (a) fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. The Company is currently assessing the impact of applying IFRIC 4 on the consolidated financial statements.

- IFRIC 5 - Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
  The Company is not concerned by this interpretation.

- IFRIC 6 - Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment
  The Company is not concerned by this interpretation.

1.6. BASIS OF CONSOLIDATION

Companies over which Essilor International has direct or indirect exclusive control are fully consolidated.
Jointly-controlled companies are consolidated by the proportionate method.
Associates, defined as companies over which Essilor International exercises significant influence are accounted for by the equity method.

The criteria applied to determine the scope of consolidation are described in Note 3.2 – Changes in scope of consolidation.

The results of subsidiaries acquired or sold during the year are included in the consolidated income statement as from the date of acquisition or up to the date of disposal. In the case of a change in percent interest during the year, the Company's share of profit is calculated by applying:
- The former percentage to income earned up to the date on which the Company's interest changes; and
- The new percentage to income earned between that date and the year-end.

If Essilor International does not take up its share of a capital increase by a subsidiary, leading to a dilution of its percent interest, the operation is treated as a sale and the change in the share of the subsidiary's equity is recorded under "Gains and losses on asset disposals, net".

All intragroup profits and transactions are eliminated in consolidation.

1.7. SEGMENT INFORMATION

The Company's primary segment reporting format is the geographical segment.

A geographical segment is a group of countries with comparable market structures in terms of the organization of distribution and the type of products sold, and comparable risks and returns. Information by geographical segment is presented based on the location of the related assets.

Because more than 95% of revenue is derived from ophthalmic lens sales, information analyzed by business segment would not be materially different from information for the Company as a whole. Consequently, the Company therefore considers that it does not have any secondary segment reporting format.

1.8. CONSOLIDATED CASH FLOW STATEMENT

The cash flow statement has been prepared by the indirect method, whereby profit is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments, and items of income or expense associated with investing or financing cash flows.

In the consolidated cash flow statement:

- Changes in current assets and liabilities are stated before the effect of changes in scope of consolidation and exchange rates.
- Cash flows of foreign subsidiaries are translated at the average exchange rate for the period.
- Profit before non-cash items and share of profits of associates, net of dividends received, is defined as profit of consolidated companies before depreciation, amortization and provisions (other than provisions for impairment of current assets) and other non-cash items (mainly the costs of stock option plans and employee stock ownership plans), plus dividends received from associates.
- The effect of changes in exchange rates on cash and cash equivalents corresponds to the effect of changes in exchange rates between the beginning and end of the period and to the effect of differences between the closing exchange rate and the average rate for the period on movements for the period.
- The amounts reported for acquisitions (sales) of subsidiaries correspond to the purchase price (sale proceeds) less the cash and cash equivalents of the acquired (sold) subsidiary at the transaction date.
- Cash and cash equivalents in the cash flow statement correspond to cash and marketable securities qualifying as cash equivalents less short-term bank loans and overdrafts. Marketable securities consist mainly of units in money market funds which are qualified as cash equivalents when the fund's management objectives, as defined by the French securities regulator (AMF) meet the following criteria:
  - Sensitivity to changes in interest rates within the range of 0 to 0.5.
  - Performance target based on money market indices (Eonia, 3-month Euribor).
  - No exposure to equity risk.

1.9. FOREIGN CURRENCY TRANSLATION

The financial statements of foreign subsidiaries are drawn up in the subsidiary's functional currency, defined as the currency of the primary economic environment in which the subsidiary operates.

Financial statement items measured in the functional currency are translated into euros as follows:

- Balance sheet items are translated at the closing rate.
- Income statement items and cash flows are translated at the average exchange rate for the period.

The difference between equity translated at the closing rate and the historical rate, and that resulting from the translation of net profit at the average rate for the period are recorded in equity, under "Translation reserve", and reclassified to profit when the foreign subsidiary is sold or wound up.

1.10. REVENUE

Revenue corresponds to revenue from the sale of products and from the delivery of services. It is stated net of volume discounts, cash discounts, returned goods and certain revenue-based commissions.

Revenue from product sales is recognized when the product has been delivered to and accepted by the customer and the related receivable is reasonably certain of being collected.

1.11. COST OF SALES

Cost of sales corresponds mainly to the cost of products sold, less any cash discounts received from suppliers.

1.12. CONTRIBUTION FROM OPERATIONS

Contribution from operations corresponds to revenue less cost of sales and operating expenses.

This new profit indicator has been added to make the income statement clearer and to maintain consistency with "operating income" reported in the French GAAP income statement.

1.13. SHARE-BASED PAYMENTS

- *Stock options*

IFRS 2 has been applied as from January 1, 2004 to stock options granted after November 7, 2002, that had not yet vested at January 1, 2005.

The fair value of stock options on the grant date is recognized as an expense over the option vesting period, taking into account the probability of the option being exercised early, with a corresponding adjustment to equity.

The fair value of stock options is determined using the Black & Scholes option pricing model, based on parameters determined at the grant date, as follows:

- Share price volatility is determined by reference to historical volatilities.
- The impact of dividends is taken into account in the model by applying a yield assumption determined by reference to the dividend paid in the previous year.
- The options' expected life is determined based on the vesting date and the expiration date of the exercise period.

At each period-end, the probability of options being exercised early is assessed. The impact of any adjustments to these estimates is recognized in profit, with a corresponding adjustment to equity.

- Employee share issues

For employee share issues, the difference between the market price of the shares on the transaction date and the share issue price is recognized directly in profit when the shares are issued.

IFRS 2 allows for the effect of any post-vesting transfer restrictions to be taken into account, but does not provide any guidance on measuring the corresponding discount. On December 21, 2004, the French accounting authorities (Conseil National de la Comptabilité) issued a press release containing measurement guidelines. However, pending publication of the IASB's position on this issue, the Company has chosen not to apply any discount for post-vesting restrictions on the transfer of shares.

1.14. FINANCE COSTS AND OTHER FINANCIAL INCOME AND EXPENSES, NET

Dividend income is recognized when their amount has been approved by the Annual Shareholders' Meeting of the company making the distribution.

Interest receivable or payable is recognized on an accruals basis in the period in which it is earned or due, by the effective interest method.

1.15. FOREIGN CURRENCY TRANSACTIONS

On initial recognition of foreign currency transactions, the receivable or payable is translated into the entity's functional currency at the exchange rate on the transaction date. At the period-end, they are re-translated at the closing rate. The resulting gains and losses are recognized in "Other financial income and expenses".

Foreign currency income and expenses are measured at the exchange rate on the transaction date. When the foreign currency transaction is part of a hedging relationship qualifying as a cash flow hedge under IAS 39, the income or expense is adjusted for the effective portion of the gain or loss from remeasurement at fair value of the currency hedging instrument at the transaction date.

1.16. DERIVATIVE FINANCIAL INSTRUMENTS

In accordance with IAS 39, effective from January 1, 2005 derivative instruments (including forward purchases and sales of foreign currencies) are initially recognized at cost and subsequently measured at fair value at each period-end.

The fair value of forward purchase and sale contracts is determined based on the forward exchange rate at the period-end. The fair value of interest rate swaps and cross-currency swaps corresponds to the present value of forecast future cash flows. Options are measured using the Black & Scholes option pricing model.

Changes in fair value of derivative financial instruments are accounted for as follows:

- Cash flow hedges: the effective portion of the gain or loss from remeasurement at fair value is recognized directly in equity and reclassified to the income statement when the hedged transaction affects profit, as an adjustment to the income or expense on that transaction. The ineffective portion of the gain or loss is recognized in "Other financial income and expenses".
- Hedge of the net investment in a foreign operation: the effective portion of the gain or loss from remeasurement at fair value is recognized directly in equity, under "Revaluation and hedging reserves" and transferred to the "Translation reserve" when the hedging instrument expires. The amount transferred to the "Translation reserve" is reclassified to profit when the investment in the foreign operation is sold or the entity is wound up. The ineffective portion of the gain or loss is recognized in "Other financial income and expenses".
- Fair value hedges: the gain or loss from remeasurement at fair value is recognized in profit on a symmetrical basis with the gain or loss from remeasurement at fair value of the hedged asset or liability.
- Financial instruments that do not form part of a hedging relationship: certain derivative instruments that in substance form part of a hedging relationship do not qualify for hedge accounting under IAS 39. Gains and losses from remeasurement at fair value of these derivative instruments are recognized directly in profit, under "Other financial income and expenses".

1.17. INCOME TAX EXPENSE

Deferred taxes are recognized by the liability method for temporary differences between the carrying amount of assets and liabilities in the consolidated balance sheet and their tax base.

They are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. Adjustments to deferred taxes resulting from changes in tax rates are recognized in profit.

A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized.

Deferred taxes are charged or credited directly to equity when the tax relates to items that are credited or charged directly to equity, such as gains and losses on cash flow hedges and hedges of certain financial assets, and the value of convertible bond conversion option.

Deferred tax assets and liabilities are set off when they are levied on the same taxable entity (legal entity or tax group) by the same taxation authority and the entity has a legally enforceable right of set off.

Deferred taxes are recognized for all temporary differences associated with investments in subsidiaries and associates, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The Company is subject to income tax in many jurisdictions with different tax rules and the determination of global income tax expense is based to a significant extent on estimates.

1.18. EARNINGS PER SHARE

Earnings per share correspond to profit attributable to equity holders of Essilor International divided by the weighted average number of shares outstanding during the year, excluding treasury stock.

Diluted earnings per share is calculated by taking into account dilutive potential shares, as follows:

- The dilution arising from stock options is calculated based on the weighted average number of shares plus the number of shares that would be issued or sold if the options were issued at market price instead of at the adjusted exercise price.
  The adjusted exercise price corresponds to the exercise price as adjusted for the cost to be recognized in future periods for options that have not yet vested at the period-end, in accordance with IFRS 2 which has been applied as from January 1, 2004.
- For convertible bonds, the profit used for the calculation is adjusted for the net of tax cost recognized during the period in respect of the convertible bonds and the weighted average number of shares is adjusted to include the shares to be issued on conversion of the bonds.

1.19. RESEARCH AND DEVELOPMENT COSTS

Research costs are recognized as an expense for the period in which they are incurred.

Research and development costs recognized in operating expense include the operating costs of the Company's research centers and engineering costs for the development of new production processes. They are stated net of research tax credits.

Development costs are recognized as an intangible asset if, and only if, the following can be demonstrated:

- The technical feasibility of completing the intangible asset so that it will be available for use or sale.
- The Company's intention to complete the intangible asset and use or sell it.
- Its ability to use or sell the intangible asset.
- The intangible asset will generate probable future economic benefits.
- The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset.
- The Company's ability to measure reliably the expenditure attributable to the intangible asset during its development.

Due to the risks and uncertainties concerning market developments and the large number of projects undertaken, the above criteria are considered as not being fulfilled for ophthalmic lens development projects. Consequently, development costs for these projects are recognized as an expense.
Instrument development costs are recognized as an intangible asset when the above criteria are fulfilled.

1.20. GOODWILL

Goodwill is the excess of the acquisition cost, including any directly attributable costs of the business combination, over the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities at the acquisition date.

Business combinations recorded after the IFRS transition date (January 1, 2004) are recognized by the purchase method, in accordance with IFRS 3 – Business Combinations.

Under this method, the acquiree's identifiable assets, liabilities and contingent liabilities meeting the recognition criteria of IFRS 3 are recognized at their fair value at the acquisition date, with the exception of non-current assets classified as held-for-sale which are measured at fair value less costs to sell. Only identifiable liabilities that meet the criteria for recognition as a liability in the acquiree's accounts are recognized in the business combination. In line with this principle, a liability for terminating or reducing the activities of the acquiree is recognized as part of allocating the cost of the combination only when the acquiree has, at the acquisition date, an existing liability for restructuring.

When the initial accounting for a business combination is determined provisionally, due to the unavailability of independent valuations or because additional analyses are required, any adjustments to those provisional values made within twelve months of the acquisition date are recorded as a retrospective adjustment to goodwill. Any adjustments made more than twelve months after the acquisition date are recognized directly in profit, except when they correspond to corrections of errors.

The Company has elected not to restate business combinations recorded prior to January 1, 2004, as allowed under IFRS 1. Consequently, goodwill on these business combinations are treated as assets and liabilities of the first-time adopter and not of the acquirees.

Effective from January 1, 2004, goodwill is measured in the currency of the acquiree and is not amortized. Goodwill arising on acquisition of associates is included in the carrying amount of the investment.

Goodwill is tested for impairment once a year, using the discounted cash flows method, to assess whether its recoverable amount continues to be greater than its carrying amount.

Future cash flows are estimated as follows:

- The reference year (Y) is the last fiscal year. Cash flows for Y+1 are based on the annual budget. Cash flows for the years Y+2 to Y+5 are estimated by applying to Y+1 data growth rates that are consistent with the Company's projections and with the budgeted Y+1 growth rate.
- The terminal value (in Y+5) is estimated by applying growth rates in perpetuity that are consistent with those of the Company's market (generally around 2%, except in the specific case of emerging markets).
- The estimate is based on net free cash flows, corresponding to cash flows net of tax and capital expenditure for the period. The acquiree's working capital is generally assumed to remain constant.
- The acquiree's net debt (before eliminating intragroup debt) is deducted from the calculated values.

The future cash flows determined as explained above are discounted. In the interest of long-term and inter-entity consistency, the discount rate applied in all cases is the Company's weighted average cost of capital. A risk premium is added to the WACC in some countries, to take into account local monetary conditions, and – for some acquirees – to take into account the acquiree's size.

Impairment tests are performed using after-tax discount rates and cash flows. Discounted cash flows calculated at an after-tax discount rate such as the one used by the Company are not materially different from the amounts that would be obtained using a pre-tax rate under the iterative process described in IAS 36.

The value determined by the discounted cash flows method is compared to the carrying amount of the cash-generating unit concerned.

Impairment tests are performed at the level of the legal entity to which the goodwill is allocated. When goodwill corresponds to cash flows generated by several legal entities, it is allocated among these entities. If this is not possible, the legal entities are combined within a cash-generating unit and the test is performed at that level. Cash-generating units corresponding to a group of distribution subsidiaries (or, in some cases, other subsidiaries) comprise the subsidiary concerned and part of the business of the logistics center that supplies the subsidiary.

Impairment tests are based on recoverable amounts in the local currency of the entity concerned or, in the case of cash-generating units comprising entities operating in several currencies, in US dollars for the Americas and Asia regions and in euros for the Europe region. These recoverable amounts are translated into euros at the closing rate and compared with the carrying amount of the goodwill or intangible asset in the consolidated financial statements.

Impairment tests are performed annually, at the time of the interim accounts closing at the end of June. All sensitive items are tested again at the year end and any impairment losses are adjusted if necessary.

Impairment losses on goodwill are irreversible.

1.21. OTHER INTANGIBLE ASSETS

Other intangible assets consist mainly of trademarks, concessions, patents and licenses. Trademarks correspond to intangible assets recognized in business combinations.

Other intangible assets are initially recognized at cost and are amortized on a straight-line basis over the useful life of the assets, as follows:

- Software is amortized over periods ranging from 1 to 5 years.
- Patents are amortized over the period of legal protection.
- Trademarks with a finite life are amortized over periods ranging from 10 to 20 years.

Trademarks with an indefinite life are not amortized. They are considered as having an indefinite life when:

- It can be demonstrated, based on an analysis of the life of the underlying products, the market and the competition, that there is no foreseeable limit to the period over which the products sold under the trademark are expected to generate net cash inflows for the Company.
- The Company has the intention and ability to support the trademark.

Intangible assets with a finite life are tested for impairment when the occurrence of an event or a change of circumstances indicates that their recoverable amount may be less than their carrying amount.

Trademarks with an indefinite life are tested for impairment annually.

When the test shows that an asset's recoverable amount is less than its carrying amount, a provision for impairment is recorded. Recoverable amount is defined as the higher of fair value less costs to sell and value in use.

1.22. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses.

Finance leases, defined as leases that transfer to the Company substantially all of the risks and rewards of ownership of the asset, are recognized in assets at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. The leased assets are depreciated by the methods described below. The finance lease liability is included in debt.

Lease payments under operating leases, defined as leases where substantially all of the risks and rewards of ownership of the asset are retained by the lessor, are recognized as an expense on a straight-line basis over the lease term.

Depreciation

Depreciation is calculated on a straight-line basis so as to write off the cost of the assets less any residual value over the assets' useful life.

The main useful lives are as follows:

Buildings	20 to 33 years
Fixtures and fittings	7 to 10 years
Machinery, equipment and tooling	3 to 10 years
Other	3 to 10 years

When an item of property, plant and equipment comprises several parts with different useful lives, each part is recognized as a separate item and depreciated over its useful life.

Useful lives and residual values are reviewed at each period-end, and any adjustments are accounted for prospectively as a change in accounting estimates.

When there are any internal or external indications that the value of an item of property, plant and equipment may be impaired, the recoverable amount is calculated. If the recoverable amount is less than the item's carrying amount, a provision for impairment is recorded. A review is carried out at each period-end to determine whether any such indications exist.

1.23. OTHER LONG-TERM FINANCIAL INVESTMENTS

In accordance with IAS 39, effective from January 1, 2005, investments in non-consolidated companies and other long-term financial investments qualifying as "available-for-sale financial assets" under IAS 39 are measured at fair value, with changes in fair value recognized directly in equity. The unrealized gains and losses recognized directly in equity are reclassified to profit when the asset is sold or when there is objective evidence of an other-than-temporary impairment in the asset's value.

The fair value of assets traded in an active market corresponds to their market price. The fair value of assets not traded in an active market is determined by reference to the market value of similar securities or the prices of recent arm's length transactions, or by the discounted cash flows method.

Loans and receivables are measured at amortized cost.

A provision is recorded for any other-than-temporary impairment in value or any collection risk.

Purchases and sales of financial assets are recognized on the transaction date.

1.24. NON-CURRENT ASSETS HELD FOR SALE

Non-current assets that the Company intends to sell within twelve months of the period-end are classified as "held-for-sale" and measured at the lower of their carrying amount and their fair value less costs to sell. Assets classified as held-for-sale are not depreciated or amortized.

1.25. INVENTORIES

Inventories are measured at the lower of their weighted average cost and their net realizable value.

Net realizable value takes into account market prices, the probability of the items being sold and the risk of obsolescence, assessed by reference to objective inventory levels.

1.26. TRADE RECEIVABLES

Trade receivables due within one year are classified as current assets. Trade receivables due beyond one year are classified as non-current assets.

Provisions are recorded to cover any collection risk.

1.27. MARKETABLE SECURITIES

Marketable securities correspond to the temporary investment of available cash.

In accordance with IAS 39, effective from January 1, 2005, marketable securities are measured at fair value, with changes in fair value recognized in profit under financial income.

1.28. EQUITY

- **Additional paid-in capital**

Additional paid-in capital corresponds to the excess of the issue price of shares over their par value.

- **Treasury stock**

Treasury stock are deducted from equity at cost, including directly attributable transaction expenses.
Capital gains and losses on sales of treasury stock are recorded directly in equity, for their amount net of tax.

- **Revaluation and hedging reserves**

Revaluation and hedging reserves comprise:
- Hedging reserves: the effective portion of the gain or loss arising from remeasurement at fair value of financial instruments acquired as cash flow hedges or hedges of the net investment in foreign operations, net of deferred tax.
- Revaluation reserves: the difference between the cost of available-for-sale financial assets and their fair value, which is recognized directly in equity in accordance with IAS 39, net of deferred tax.

- **Dividends**

Dividends are deducted from equity when they are approved by shareholders.

- **Negative equity**

If a consolidated company has negative equity, minority interests are treated as being attributable to Essilor International unless the minority shareholders are liable for their share of the losses and are capable of fulfilling this obligation.

- **Minority interests**

Minority interests represent the portion of the net assets and net profit of a consolidated entity that is not attributable to the Company, directly or indirectly.

1.29. BORROWINGS

Borrowings are initially recognized at an amount corresponding to the issued proceeds net of directly attributable transaction costs.

Any difference between this amount and the redemption price is recognized in profit over the life of the debt by the effective interest method.

In accordance with IAS 32, as from January 1, 2005 the conversion option embedded in convertible bonds is separated from the host contract and recognized in equity, net of deferred taxes. The conversion option is initially recognized at an amount corresponding to the difference between the convertible bond issue proceeds net of directly attributable transaction costs and the present value of an equivalent non-convertible bond. Any difference between the carrying amount of convertible bonds, excluding the conversion option, and the redemption price is recognized in profit over the life of the debt using the effective interest method.

1.30. PENSION AND OTHER POST-EMPLOYMENT BENEFIT OBLIGATIONS

Essilor companies may have obligations for the payment of pensions, early-retirement benefits, length-of-service awards and other post-employment benefits under the laws and practices applicable in their host country.

Where these benefits are payable under defined contribution plans, the contributions are expensed as incurred.

In the case of defined benefit plans, provisions are booked to cover the unfunded projected benefit obligation, as follows:

- The projected benefit obligation, corresponding to the vested rights of active and retired employees, is determined by the projected unit credit method, based on estimated final salaries. The actuarial assumptions used differ depending on the country (discount rate, inflation rate) and the company (staff turnover rates, rate of future salary increases).
- The discount rate corresponds to the interest rate of high quality corporate bonds in the country concerned. Discounting adjustments are recognized in operating expense.
- In cases where all or part of the obligation is funded under an external plan, a provision is recorded for the difference between the projected benefit obligation and the fair value of the plan assets.
- Actuarial gains and losses resulting from changes in assumptions are recognized in profit by the corridor method. This method consists of amortizing over the expected average remaining service lives of plan participants only the portion of net cumulative gain or loss that exceeds the greater of 10% of either the projected benefit obligation or the fair value of the plan assets.
- When a company introduces a defined benefit plan or changes the benefit formula under an existing defined benefit plan and rights under the new or modified plan are unvested, in certain cases the related change in the company's obligation is recognized in profit on a straight-line basis over the expected average remaining service lives of the plan participants. When rights under the new or modified plan vest immediately, the resulting change in the company's obligation is recognized in profit immediately.

1.31. PROVISIONS

A provision is recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Contingent liabilities are not recognized in the balance sheet but are disclosed in the notes to the financial statements unless the possibility of an outflow of resources embodying economic benefits is remote.

Provisions are determined based on facts and circumstances, historical risk data and the information available at the balance sheet date.

If the outflow of economic benefits will be offset or partly offset by income, an asset is recognized when realization of the income is virtually certain. Contingent assets are not recognized.

Restructuring provisions are recognized when the Company has a detailed formal plan for the restructuring and has announced its main features to those affected by it.

No provision is recognized for future operating losses.

Provisions for warranty costs are recognized when the products are sold. The corresponding charge is recognized in cost of sales.

NOTE 2. IMPACT OF FIRST-TIME ADOPTION OF IFRS

The main impacts of first-time adoption of IFRS on the 2004 financial statements are presented in the following tables and notes.

2.1. BALANCE SHEET AND INCOME STATEMENT

€ thousands

ASSETS AT DECEMBER 31, 2004 – FRENCH GAAP		Amortization of goodwill	Reclassification of intangible assets	Goodwill on associates	Deferred taxes on trademarks	Stock option and employee shareholding plan costs	Recognition of actuarial gains and losses	Transfer of cumulative translation adjustments to retained earnings	Reclassification of government grants	IFRS adjustments Bacou Dalloz	Application of the equity method to Transitions	Other reclassifications	ASSETS AT DECEMBER 31, 2004 - IFRS	
(Notes)		(2)	(3)	(4)	(11)	(5)	(7) (11)	(6)	(8)	(4)	(1)	(9) (10) (11)		(Notes)
Goodwill	310,085	22,322	21,342	(4,860)								1,468	350,357	Goodwill
Other intangible assets	109,828		(21,342)								(330)	(1)	88,155	Other intangible assets
Property, plant and equipment	543,132										(22,875)	(1)	520,256	Property, plant and equipment
FIXED ASSETS, NET	**963,045**	**22,322**	**0**	**(4,860)**	**0**	**0**	**0**	**0**	**0**	**0**	**(23,205)**	**(1,466)**	**958,768**	**PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS, NET**
Investments in companies accounted for by the equity method	57,457			4,860						1,886	36,891	(4)	101,090	Investments in associates
Other long-term financial investments	44,894										(2,064)		42,830	Other long-term financial investments
OTHER NON-CURRENT ASSETS	**102,351**													
												40,099	40,099	Deferred tax assets
												4,087	4,087	Non-current receivables
													188,106	**OTHER NON-CURRENT ASSETS, NET**
													1,146,874	**TOTAL NON-CURRENT ASSETS, NET**
Inventories and work in progress	319,125										(12,690)	5	306,440	Inventories
Advance payments to suppliers	8,315										(681)		7,634	Prepayments to suppliers
Operating receivables	438,427										13,080	(4,087)	447,420	Current trade receivables
												4,015	4,015	Current income tax assets
Deferred tax assets	47,496				(12,496)		3,666				(450)	(38,216)		
Other receivables	10,163										(276)	(4,015)	5,872	Other receivables
Prepayments and other assets	14,829										(612)	1	14,218	Prepaid expenses
Treasury stock	449												449	Essilor shares
Marketable securities	572,654										(139)		572,515	Marketable securities
Cash and cash equivalents	107,281										(9,456)	(1)	97,824	Cash and cash equivalents
CURRENT ASSETS	**1,518,739**												**1,456,387**	**CURRENT ASSETS, NET**
TOTAL ASSETS	**2,584,135**	**22,322**	**0**	**0**	**(12,496)**	**0**	**3,666**	**0**	**0**	**1,886**	**398**	**3,350**	**2,603,261**	**TOTAL ASSETS**

€ thousands

LIABILITIES AND SHAREHOLDERS' EQUITY AT DECEMBER 31, 2004 – FRENCH GAAP		Amortization of goodwill	Reclassification of intangible assets	Goodwill on associates	Deferred taxes on trademarks	Stock option and employee shareholding plan costs	Recognition of actuarial gains and losses	Transfer of cumulative translation adjustments to retained earnings	Reclassification of government grants	IFRS adjustments Bacou Dalloz	Application of the equity method to Transitions	Other reclassifications	EQUITY AND LIABILITIES AT DECEMBER 31, 2004 - IFRS	
(Notes)		(2)	(3)	(4)	(11)	(5)	(7) (11)	(6)	(8)	(4)	(1)	(9) (10) (11)		(Notes)
Capital stock	36,159												36,159	Share capital
Additional paid-in capital	212,449												212,449	Additional paid-in capital
Reserves	1,154,741				(13,603)	8,544	(6,920)	(192,700)	(905)	(121)		(5)	949,031	Retained earnings
Treasury stock	(63,695)												(63,695)	Treasury stock
Cumulative translation adjustment	(231,512)	(1,021)			979		20	192,700		(97)		1,480	(37,451)	Translation reserve
Net income	227,107	23,343			128	(8,544)	314			2,104		(25)	244,427	Nrt profit attributable to equity holders of Essilor International
SHAREHOLDERS' EQUITY	**1,335,249**	**22,322**	**0**	**0**	**(12,496)**	**0**	**(6,586)**	**0**	**(905)**	**1,886**	**0**	**1,450**	**1,340,920**	**EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF ESSILOR INTERNATIONAL**
Minority interests	3,850											665	4,515	Minority interests
Minority interests in income	666											(666)		
TOTAL SHAREHOLDERS' EQUITY AND MINORITY INTERESTS	**1,339,765**	**22,322**	**0**	**0**	**(12,496)**	**0**	**(6,586)**	**0**	**(905)**	**1,886**	**0**	**1,449**	**1,345,435**	**TOTAL EQUITY**
Provisions for pensions and other post-employment benefits	71,179						10,252				0	(1)	81,430	Provisions for pensions and other post-employment benefits
Provisions for contingencies and charges	32,716										(706)	(32,010)		
TOTAL PROVISIONS	**103,895**													
												607,383	607,383	Long-term borrowings
												1,878	1,878	Deferred tax liabilities
												551	551	Long-term payables
													691,242	**NON-CURRENT LIABILITIES**
												32,010	32,010	Provisions
Borrowings	646,051										(13,055)	(607,383)	25,613	Short-term borrowings
Advances and deposits received from customers	7,257										0		7,257	Customer prepayments
Operating liabilities	423,312										16,347	(545)	439,114	Short-term payables
												30,883	30,883	Current income tax liability
Miscellaneous liabilities	58,979										(4,566)	(30,862)	23,551	Other liabilities
Deferred income	4,876								905		2,378	(3)	8,156	Deferred income
TOTAL LIABILITIES	**1,140,475**												**566,584**	**CURRENT LIABILITIES**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**2,584,135**	**22,322**	**0**	**0**	**(12,496)**	**0**	**3,666**	**0**	**0**	**1,886**	**398**	**3,350**	**2,603,261**	**TOTAL EQUITY AND LIABILITIES**

€ thousands

2004 INCOME STATEMENT – FRENCH GAAP		Cancellation of goodwill amortization	Share-based payments	IFRS adjust-ments Bacou Dalloz	Cancellation of amortization of actuarial gains and losses	Reclassifi-cation of cash discounts	Reclassifi-cation of sales commissions	Reclassifi-cation of research tax credits	Reclassifi-cation of non-operating items	Reclassifi-cation of items included in net interest expense	Application of the equity method to Transitions	Other	2004 INCOME STATEMENT – IFRS	
(Notes)		(15)	(15)	(19)	(14)	(12) (13) (17)	(14)	(14) (18)	(15) (16)	(17)	(1)			(Notes)
Sales	2,260,376					(21,528)	(20,967)				(15,189)	(164)	2,202,528	Revenue
Cost of sales	(897,600)					742	384				(63,988)	5	(960,457)	Cost of sales
						(20,786)	**(20,583)**				**(79,177)**	**(159)**	**1,242,071**	**GROSS MARGIN**
												(106,095)	(106,095)	Research and development costs
												(495,458)	(495,458)	Selling and distribution costs
Other operating expenses	(958,833)				483		20,583	2,264			49,817	601,708	(283,977)	Other operating expenses
OPERATING INCOME	**403,944**				**483**	**(20,786)**		**2,264**			**(29,360)**	**(4)**	**356,541**	**CONTRIBUTION FROM OPERATIONS**
												(6,203)	(6,203)	Restructuring costs, net
		(2,539)											(2,539)	Impairment losses
			(8,544)										(8,544)	Compensation costs on share-based payments
									(3,885)		(487)	6,204	1,832	Other income and exp. from operations, net
									(2,462)		269	0	(2,192)	Gains and losses on asset disposals, net
		(2,539)	**(8,544)**		**483**	**(20,786)**		**2,264**	**(6,347)**		**(29,578)**	**(3)**	**338,895**	**OPERATING PROFIT**
										(26,288)			(26,288)	Finance costs
										18,095			18,095	Income from cash and marketable securities
										(5,402)			(5,402)	Other financial income and expenses, net
Net interest expense	(34,132)					20,786				13, 595	(225)	(25)	0	
Non-operating expense, net	(6,347)								6,347			0		
PRE-TAX INCOME AFTER NON-OPERATING ITEMS	**363,465**	**(2,539)**	**(8,544)**		**483**			**2,264**			**(29,802)**	**(28)**	**325,300**	**PROFIT BEFORE TAX**
Corporate income tax	(101,692)				(168)			(2,264)			13,938	142	(90,044)	Income tax expense
Amortization of goodwill	(25,884)	25,884												
NET INCOME FROM CONSOLIDATED COMPANIES	**235,889**	**23,345**	**(8,544)**		**315**						**(15,864)**	**114**	**235,255**	**NET PROFIT OF CONSOLIDATED COMPANIES**
Net income (loss) of companies accounted for by the equity method	(8,117)			2,104							15,864	(14)	9,837	Share of profits of associates
NET INCOME BEFORE MINORITY INTERESTS	**227,772**	**23,345**	**(8,544)**	**2,104**	**315**							**100**	**245,093**	**NET PROFIT**
Minority interests	(666)											0	(666)	Attributable to minority interests
Net income	**227,107**	**23,345**	**(8,544)**	**2,104**	**315**							**100**	**244,427**	**Attributable to equity holders of Essilor International**
Basic earnings per common share (in €)	2.24												2,41	Basic earnings per common share (in €)
Weighted average number of common shares (thousands)	101,483												101,483	Weighted average number of common shares (thousands)
Diluted earnings per common share (€)	2.15												2.32	Diluted earnings per common share (€)
Diluted weighted average number of common shares (thousands)	108,180												107,854	Diluted weighted average number of common shares (thousands)

A new profit indicator – **Contribution from operations** – has been added to make the income statement clearer and to maintain consistency with "operating income" reported in the French GAAP income statement. Contribution from operations corresponds to revenue less cost of sales and other operating expenses.

Operating profit is a new profit indicator, corresponding to contribution from operations less other expenses and gains and losses on asset disposals.

The weighted average number of common shares used to calculate **diluted earnings per common share** is different under IFRS, because the exercise price of stock options is adjusted for the cost to be recognized in future periods for options that have not yet vested at the period–end, in accordance with IFRS 2.

Notes on IFRS adjustments

Consolidated balance sheet

(1) Application of the equity method to account for the Transitions subgroup

In the French GAAP accounts, entities over which the Company exercised *de facto* joint control were consolidated by the proportionate method.

Under IAS 27 – Consolidated Financial Statements and Accounting for Investments in Subsidiaries, control is assessed solely by reference to the terms of the contracts governing these entities' operations. Based on this criterion, the Company is considered as exercising significant influence over the Transitions sub-group and not joint control, and the equity method has therefore been applied in the IFRS financial statements.

The effects of this change of consolidation method are as follows:

- The contributions of Transitions subgroup companies to the various balance sheet and income statement items have been reclassified under "Investments in associates" and "Share of profits of associates", respectively.
- Based on an analysis of the substance of transactions between Essilor and Transitions and of sales of Transitions products by Essilor to third parties:
  - Revenue from transactions between Essilor and Transitions has been canceled from consolidated revenue and cost of sales, in accordance with IAS 18.
  - The cost of subcontracting services provided by Transitions to Essilor has been reallocated between cost of sales and Transitions brand selling and distribution costs.

These reclassifications have no impact on consolidated equity or profit.

(2) Goodwill

- Following the transition to IFRS on January 1, 2004, goodwill is no longer amortized but is tested for impairment in accordance with IAS 36 – Impairment of Assets.
- Goodwill arising on acquisition of associates is included in the carrying amount of the investment.

(3) Intangible assets

Intangible assets under French GAAP included market shares recognized on business combinations. These assets were not amortized.

In accordance with IAS 38 – Intangible Assets and IFRS 3 – Business Combinations, market shares that do not fulfill the recognition criteria under IAS 38 have been reclassified as goodwill in the IFRS accounts.

(4) Investments in associates

In addition to the application of the equity method to account for the Transitions subgroup,

- The Company's investment in Bacou Dalloz has been adjusted for Essilor's share of IFRS adjustments to this associate's accounts, consisting mainly of the cancellation of goodwill amortization.
- Net goodwill on associates has also been reclassified under this caption.

(5) Share-based payments – see also Note (15)

In the IFRS accounts, the cost of stock option and employee shareholding plans has been recognized in "Other expenses from operations" by adjusting retained earnings.

(6) Translation adjustments

In the IFRS accounts, cumulative translation adjustments at January 1, 2004 have been transferred to retained earnings.

(7) Pension and other post-employment benefit obligations (IFRS 1 and IAS 19)

In accordance with the option available for first-time adopters under IFRS 1, cumulative actuarial gains and losses at December 31, 2003 have been recognized in retained earnings in the opening IFRS balance sheet at January 1, 2004, with a corresponding adjustment of provisions for pensions and other post-employment benefits. As a result of this adjustment, amortization of these actuarial gains and losses has been canceled from the 2004 IFRS income statement.

(8) Government grants

Government grants carried in equity at December 31, 2003 have been reclassified as liabilities in the opening IFRS balance sheet at January 1, 2004.

(9) Separate recognition of current and non-current receivables, borrowings and payables

In the IFRS balance sheet, current receivables and payables and short-term borrowings are recognized separately from non-current receivables and payables and long-term borrowings.

(10) Current tax assets and liabilities

In the French GAAP balance sheet, current tax assets and liabilities were included in "Other receivables" and "Miscellaneous liabilities". In the IFRS balance sheet, these items are reported separately.

(11) Deferred taxes

- Deferred tax assets and liabilities in the IFRS balance sheet include the deferred tax effect of the IFRS adjustments described above (application of the equity method to account for the Transitions subgroup, recognition in retained earnings of cumulative actuarial gains and losses at December 31, 2003 and cancellation of the related amortization from the 2004 income statement).
- Deferred tax liabilities have been recognized on the difference between the carrying amount of trademarks and their tax base.
- Deferred tax assets are not set off against deferred tax liabilities, except when entity has a legally enforceable right to set off current tax assets and liabilities.
- Deferred tax assets and liabilities are reported separately in the IFRS balance sheet, within non-current assets and liabilities. In the French GAAP balance sheet, they were included in "Other receivables" and "Miscellaneous liabilities".

(12) Revenue

- Cash discounts granted to customers, which were reported in the French GAAP income statement in interest expense, are recorded as a deduction from revenue in the IFRS income statement.
- Certain revenue-based commissions, which were reported in the French GAAP income statement in operating expenses, are also recorded as a deduction from revenue in the IFRS income statement.

(13) Cost of sales

Cash discounts received from suppliers, which were reported in the French GAAP income statement in interest income, are recorded as a deduction from cost of sales in the IFRS income statement.

(14) Other operating expenses

- Certain revenue-based commissions, which were reported in the French GAAP income statement in operating expenses, are recorded as a deduction from revenue in the IFRS income statement.
- Research tax credits, which were reported in the French GAAP income statement as a deduction from income tax expense, are recorded as a deduction from research and development costs in the IFRS income statement.
- Amortization of actuarial gains and losses recognized in equity in the opening IFRS balance sheet has been canceled from the 2004 IFRS income statement.

(15) Net restructuring costs, impairment losses, share-based payments and other income and expenses from operations

- The majority of items reported under "Non-operating expense, net" in the French GAAP income statement, are taken into account in the calculation of operating profit in the IFRS income statement.
- In accordance with the policy described in Note 1.13, amortization of stock options and the discount on shares issued under the Essilor employee shareholding plan is also deducted from operating profit.
- Lastly, impairment losses on assets are reported on a separate line of the IFRS income statement.

(16) Gains and losses on asset disposals, net

Gains and losses on asset disposals, which were reported under "Non-operating expense, net" in the French GAAP income statement, are included in operating profit in the IFRS income statement.

(17) Finance costs and other financial income and expenses, net

Cash discounts granted and received were reported under "Net interest expense" in the French GAAP income statement, whereas in the IFRS income statement they are recorded as a deduction from revenue and cost of sales, respectively. In addition, finance costs are shown separately from income from cash and cash equivalents in the IFRS income statement.

(18) Income tax expense

- Income tax expense in the IFRS income statement reflects the impact on deferred taxes of the IFRS adjustments described above.
- Research tax credits, which were reported as a deduction from income tax expense in the French GAAP income statement, have been reclassified as a deduction from research and development costs in the IFRS income statement.

(19) Share of profits of associates

In addition to the impact of applying the equity method to account for the Transitions subgroup, the Company's share of Bacou Dalloz profit has been adjusted for its share of IFRS adjustments to this associate's accounts, consisting mainly of the cancellation of goodwill amortization.

2.2. EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF ESSILOR INTERNATIONAL: FRENCH GAAP AND IFRS

€ thousands	Share capital	Additional paid-in capital	Retained earnings	Translation reserve	Treasury stock	Net profit attributable to equity holders of Essilor International	**Equity attributable to equity holders of Essilor International**
Changes in consolidated equity – French GAAP							
Equity at January 1, 2003 – French GAAP	**35,939**	**189,675**	**892,487**	**(42,817)**	**(45,212)**	**182,352**	**1,212,423**
Issue of share capital	**300**	**26,137**					**26,437**
- Shares issued to the corporate mutual funds	155	12,968					13,122
- Shares issued on exercise of stock options	146	13,169					13,315
Cancellation of treasury stock	(280)	(21,720)			22,000		
Purchases and sales of treasury stock					(24,247)		(24,247)
Appropriation of profit			182,352			(182,352)	
Net profit						200,331	200,331
Dividends (including *précompte* withholding tax)			(58,837)				(58,837)
Government grants			191				191
Exchange differences on translating foreign operations and other			(121)	(149,883)			(150,004)
Equity at December 31, 2003 – French GAAP	**35,959**	**194,091**	**1,016,072**	**(192,700)**	**(47,459)**	**200,331**	**1,206,294**
Equity at January 1, 2004 – French GAAP	**35,959**	**194,091**	**1,016,072**	**(192,700)**	**(47,459)**	**200,331**	**1,206,294**
Issue of share capital	**480**	**47,502**					**47,982**
- Shares issued to the corporate mutual funds	134	15,496					15,630
- Shares issued on exercise of stock options	346	32,006					32,352
Cancellation of treasury stock	(280)	(29,144)			29,424		
Purchases and sales of treasury stock			(66)		(45,660)		(45,726)
Appropriation of profit			200,331			(200,331)	
Net profit						227,107	227,107
Dividends (including *précompte* withholding tax)			(61,841)				(61,841)
Government grants			245				245
Exchange differences on translating foreign operations and other				(38,812)			(38,812)
Equity at December 31, 2004 – French GAAP	**36,159**	**212,449**	**1,154,741**	**(231,512)**	**(63,695)**	**227,107**	**1,335,249**
Transition from equity under French GAAP to equity under IFRS							
Equity at December 31, 2003 – French GAAP	**35,959**	**194,091**	**1,016,072**	**(192,700)**	**(47,459)**	**200,331**	**1,206,294**
Deferred taxes on trademarks			(13,603)				(13,603)
Cancellation of actuarial gains and losses			(10,755)				(10,755)
Deferred taxes on cancellation of actuarial gains and losses			3,835				3,835
Reclassification of government grants			(644)				(644)
IFRS adjustments Bacou Dalloz			(228)				(228)
Transfer of cumulative translation adjustments to retained earnings			(192,700)	192,700			0
Other			12				12
Equity at January 1, 2004 – IFRS	**35,959**	**194,091**	**801,989**		**(47,459)**	**200,331**	**1,184,911**
Equity at December 31, 2004 – French GAAP	**36,159**	**212,449**	**1,154,741**	**(231,512)**	**(63,695)**	**227,107**	**1,335,249**
Deferred taxes on trademarks			(13,603)	979		128	(12,496)
Cancellation of actuarial gains and losses			(10,755)	20		483	(10,252)
Deferred taxes on cancellation of actuarial gains and losses			3,835			(169)	3,666
Reclassification of government grants			(905)				(905)
Transfer of cumulative translation adjustments to retained earnings			(192,700)	192,700			0
Goodwill at January 1, 2004 at historical exchange rate				1, 470			1, 470
Share-based payments			8,544			(8,544)	0
IFRS adjustments Bacou Dalloz			(121)	(97)		2,104	1,886
Cancellation of goodwill amortization				(1,021)		23,342	22,321
Other			(5)	10		(24)	(19)
Equity at December 31, 2004 – IFRS	**36,159**	**212,449**	**949,031**	**(37,451)**	**(63,695)**	**244,427**	**1,340,920**

The Company has adopted IAS 32 and IAS 39 as from January 1, 2005. The effects of applying these standards on opening equity at January 1, 2005 are presented in the 2005 statement of changes in equity.

2.3. CONSOLIDATED CASH FLOW STATEMENT

The main impact of the transition to IFRS on the cash flow statement concerns the application of the equity method to account for the Transitions subgroup, which was previously consolidated by the proportionate method. This impact can be summarized as follows:

- Transitions' contribution to cash flows from operating, investing and financing activities has been canceled and replaced by the dividends paid by Transitions to the Company.
- Cash and cash equivalents have also been adjusted to exclude Transitions' contribution.

Foreign currency cash flows are now translated at the average exchange rate for the period and reported cash flows exclude the effects of changes in scope of consolidation.

- In the French GAAP cash flow statement, reported changes in working capital items included the effect of changes in exchange rates and the scope of consolidation. As a result of this change of presentation, the line "Impact of changes in scope of consolidation" included in cash flows from financing activities in the French GAAP cash flow statement has been deleted from the IFRS cash flow statement.
- In the IFRS cash flow statement, acquisitions of subsidiaries are stated net of the cash acquired, whereas in the French GAAP cash flow statement they were stated at the acquisition price.

Payments for income tax and interest are now reported on separate lines of the cash flow statement.

Purchases and sales of treasury stock, which were included in cash flows from investing activities in the French GAAP cash flow statement, are reported as cash flows from financing activities in the IFRS cash flow statement.

NOTE 3. EXCHANGE RATES AND SCOPE OF CONSOLIDATION

3.1. EXCHANGE RATES OF THE MAIN FUNCTIONAL CURRENCIES

(for €1)	Closing rate as of December 31			Average rate		
	2005	2004	2003	2005	2004	2003
Canadian dollar	1.37	1.64	1.62	1.50	1.62	1.59
Pound sterling	0.69	0.71	0.70	0.68	0.68	0.69
Yen	138.90	139.65	135.05	136.89	133.91	131.76
U.S. dollar	1.18	1.36	1.26	1.24	1.25	1.14

3.2. CHANGES IN THE SCOPE OF CONSOLIDATION

The consolidated financial statements include the financial statements of holding companies, asset management companies and entities meeting one of the following two criteria:

- Annual revenue in excess of €3 million, or
- Property, plant and equipment in excess of €9 million.

Entities that do not fulfill these criteria may also be consolidated, if their consolidation has a material impact on the Company's financial statements.

Newly-consolidated companies

The following companies were consolidated for the first time in 2005:

Name	Country	Consolidated from	Consolidation method	% interest	% consolidated
Delamare Sovra *	France	January 1, 2005	Full	100.00	100.00
T.A.O *	France	January 1, 2005	Full	100.00	100.00
ATR MEC Optical Milano s.r.l	Italy	July 1, 2005	Full	100.00	100.00
Tech Cite Laboratories *	Canada	January 1, 2005	Proportionate	25.00	25.00
Vision Optique Group	Canada	April 1, 2005	Full	100.00	100.00
Optical Software Inc	Canada	September 1, 2005	Full	100.00	100.00
Vision Craft Inc	United States	January 1, 2005	Full	80.00	100.00
Midland Optical	United States	February 1, 2005	Full	80.00	100.00
Jorgenson Optical Supply Cy.	United States	July 1, 2005	Full	80.00	100.00
Optical One	United States	July 1, 2005	Full	80.00	100.00
Focus Optical Lab.	United States	December 1, 2005	Full	80.00	100.00
M.G.M	United States	September 1, 2005	Full	80.00	100.00
Vijay Vision *	India	January 1, 2005	Full	87.50	100.00
Beauty Glass *	India	January 1, 2005	Full	87.50	100.00
Delta Lens Private Ltd	India	July 1, 2005	Full	51.00	100.00
PT Ess.Technology Center Indo.	Indonesia	January 1, 2005	Full	70.00	100.00
ETC South East Asia	Singapore	January 1, 2005	Full	70.00	100.00

* Companies acquired or set up in prior years, consolidated for the first time in 2005.

During the year, the Company also acquired businesses from the following entities:

Name	Country	Acquisition date
Hakim Group	Canada	April 1, 2005
National Optronics	United States	July 1, 2005
The Spectacle Lens Group (Johnson & Johnson)	United States	August 1, 2005
ACO Optical Lab.	United States	November 1, 2005

The 2005 income statement also includes the full-year contribution of the following companies that were consolidated for the first time in 2004:

Name	Country	Consolidated from	Consolidation method	% interest	% consolidated
LTL Group	Italy	July 1, 2004	Full	100.00	100.00
Optique Lison	Canada	February 1, 2004	Full	100.00	100.00
Spectrum Optical	United States	April 1, 2004	Full	100.00	100.00
Tri-Supreme	United States	June 1, 2004	Full	80.00	100.00
Select and Opalite	United States	June 30, 2004	Full	80.00	100.00
21st Century	United States	December 1, 2004	Full	80.00	100.00
City Optical	Australia	July 1, 2004	Full	50.00	100.00

3.3. IMPACT OF CHANGES IN EXCHANGE RATES AND SCOPE OF CONSOLIDATION

The impact of 2005 changes in scope of consolidation on the financial statements is analyzed below:

€ thousands	Johnson & Johnson ophthalmic lens business	Other acquisitions	Total
Intangible assets	20,520	2,128	22,648
Property, plant and equipment	16,498	9,513	26,012
Other non-current assets	1,541	903	2,444
Current assets	1,770	26,901	28,672
Cash and cash equivalents		1,961	1,961
Total assets acquired	**40,329**	**41,406**	**81,736**
Minority interests		920	920
Long-term borrowings		2,882	2,882
Other non-current liabilities		1,583	1,583
Short-term borrowings		2,738	2,738
Other current liabilities	3,609	26,206	29,815
Total liabilities assumed	**3,609**	**34,329**	**37,938**
NET ASSETS ACQUIRED	**36,720**	**7,077**	**43,798**
Acquisition cost (paid in cash)			108,689
Fair value of net assets acquired			43,798
Goodwill			**64,891**

In view of the characteristics of the acquired assets and assumed liabilities, their fair value is not materially different from their carrying amount.
The amount recognized as goodwill is supported by projected synergistic benefits and the growth outlook of the acquired companies within Essilor.

If the companies included in the scope of consolidation during the year had been consolidated from January 1, 2005, consolidated revenue and profit attributable to equity holders of Essilor International would have represented the following amounts:

€ millions (Unaudited)	2005 pro forma
Revenue	2,456
Profit attributable to equity holders of Essilor International	282

The overall effect of changes in scope of consolidation and exchange rates on 2005 revenue, contribution from operations and operating profit was as follows:

In %	**Reported growth**	Impact of changes in exchange rates	Impact of changes in scope of consolidation	**Like-for-like growth**
Revenue	**10.1**	1.6	3.3	**5.2**
Contribution from operations	**17.9**	1.6	0.9	**15.4**
Operating profit	**16.1**	1.6	0.9	**13.6**

NOTE 4. SEGMENT INFORMATION

REVENUE

€ millions	2005 – IFRS Total revenue	2005 – IFRS Elimination of inter-segment revenue	2005 – IFRS External revenue	2004 – IFRS Total revenue	2004 – IFRS Elimination of inter-segment revenue	2004 – IFRS External revenue
By geographical segment						
Europe	1,203	82	1,121	1,172	94	1,078
North America	1,053	28	1,025	928	30	897
Rest of world	383	105	278	312	84	227
	2,639	**215**	**2,424**	**2,411**	**209**	**2,203**
By business segment						
Corrective lenses			2,282			2,076
Other			142			127
			2,424			**2,203**

ACQUISITIONS OF PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

€ millions	2005 IFRS	2004 IFRS
By geographical segment		
Europe	84	74
North America	60	45
Rest of world	39	33
	183	**152**

DEPRECIATION AND AMORTIZATION

€ millions	2005 IFRS	2004 IFRS
By geographical segment		
Europe	56	55
North America	40	35
Rest of world	25	22
	121	**112**

CONTRIBUTION TO OPERATING PROFIT

€ millions	2005 IFRS	2004 IFRS
By geographical segment		
Europe	178	164
North America	145	123
Rest of world	71	52
	394	**339**

SHARE OF PROFITS OF ASSOCIATES

€ millions	2005 IFRS	2004 IFRS
By geographical segment		
Europe	12	3
North America	8	5
Rest of world	2	2
	22	**10**

NON-CURRENT ASSETS AND TOTAL ASSETS				
	2005 – IFRS		2004 – IFRS	
€ millions	Non-current assets*	Total assets	Non-current assets*	Total assets
By geographical segment				
Europe	376	1,579	329	1,516
North America	649	977	478	724
Rest of world	188	470	151	363
	1,213	**3,026**	**959**	**2,603**

* Excluding non-current financial assets

PROVISIONS AND CURRENT LIABILITIES				
	2005 – IFRS		2004 – IFRS	
€ millions	Provisions	Short-term borrowings and operating liabilities	Provisions	Short-term borrowings and operating liabilities
By geographical segment				
Europe	87	964	91	960
North America	26	164	19	111
Rest of world	4	93	4	74
	117	**1,221**	**113**	**1,144**

Due to the current business and structure, the Company considers that it does not have any secondary segment reporting format (see Note 1.7).

NOTE 5. EMPLOYEE BENEFITS EXPENSE, DEPRECIATION AND AMORTIZATION

Employee benefits expense totaled €810 million in 2005 and €743 million in 2004 (see Note 29).
Depreciation, amortization and provision expense amounted to €125 million in 2005 and €110 million in 2004.

NOTE 6. SHARE-BASED PAYMENTS

Compensation costs on share-based payments are measured by the method described in Note 1.13. It breaks down as follows:

€ thousands	2005 – IFRS	2004 – IFRS
Stock options	8,057	4,637
Employee share issues	4,212	3,907
Compensation costs on share-based payments	**12,269**	**8,544**

The main assumptions used to measure the compensation cost on stock options are as follows:

- Share price volatility: 23% for options granted in 2005 and 26% for options granted in 2004.
- Risk-free interest rate: 3.08% for options granted in 2005 and 3.15% for options granted in 2004.
- Dividend yield: 1.1% for options granted in 2005 and 1.36% for options granted in 2004.

Since 2004, gains on options (corresponding to the difference between the share price on the option exercise date and the exercise price) are capped at 100% of the exercise price. The Company's option pricing model has been adapted to take into account this limitation.

The exercise price of both categories of stock options is equal to the average of the prices quoted for Essilor International shares over the twenty trading days preceding the date of the Board meeting at which the grants are decided.

The following table analyzes changes in the number of outstanding options:

	2005		2004	
	Number of options	Weighted average exercise price (in €)	Number of options	Weighted average exercise price (in €)
Stock options at January 1	**3,371,382**	**41.14**	**3,572,122**	**35.60**
Options exercised during the period	(654,923)	32.72	(1,070,859)	32.64
Options canceled and forfeited during the period	(19,271)	43.69	(23,781)	38.13
Options granted during the period	1,014,190	69.17	893,900	52.99
Stock options at December 31	**3,711,378**	**50.27**	**3,371,382**	**41.14**

The average remaining life of outstanding options at December 31, 2005 was 6 years.
The weighted average price of Essilor International shares in 2005 was €60.

NOTE 7. OTHER FINANCIAL INCOME AND EXPENSES, NET

€ thousands	2005 – IFRS	2004 – IFRS
By nature		
Charges to provisions for impairment of available-for-sale financial assets, net	(3,105)	(4,438)
Exchange gains and losses, net	24,812	(1,566)
Changes in fair value of derivative financial instruments	(31,695)	
Dividends from available-for-sale financial assets	252	471
Other financial income and expenses, net	28	131
	(9,708)	**(5,402)**

Exchange gains in 2005 consist mainly of gains on foreign currency loans made to subsidiaries, offset by losses on related hedges.

NOTE 8. INCOME TAX EXPENSE

Income tax expense for the period

€ thousands	2005 – IFRS	2004 – IFRS
Current taxes	113,519	98,195
Deferred taxes	(5,226)	(8,151)
	108,292	**90,044**

Tax proof

As a % of pre-tax profit	2005 – IFRS	2004 – IFRS
Standard French income tax rate	34.4	35.4
Effect of differences in foreign tax rates	(4.0)	(7.6)
Effect of income tax at reduced rates and permanent differences between book and taxable profit	(1.5)	(0.1)
Effective income tax rate	**29.0**	**27.7**

Change in deferred taxes recognized in the balance sheet

The change in net deferred taxes (assets – liabilities) recognized in the balance sheet can be analyzed as follows:

€ thousands	2005 – IFRS	2004 – IFRS
At January 1	**38,221**	**30,348**
Impact of first-time adoption of IAS 32/IAS 39 as from January 1, 2005	(15,662)	
Deferred taxes recognized in equity	1,209	
Income tax (expense) benefit for the period, net	5,226	8,151
Effect of changes in scope of consolidation and exchange rates, other movements	5,455	(277)
At December 31	**34,449**	**38,221**

Unrecognized deferred tax assets

€ thousands	2005 – IFRS	2004 – IFRS
Tax loss carryforwards	5,194	4,234
Other unrecognized deferred tax assets	6,082	8,639
Unrecognized deferred tax assets	**11,276**	**12,873**

The tax rate used to calculate deferred taxes of French companies was 34.43% for 2005 and 34.93% for 2004.

Deferred taxes by type

€ thousands	2005 – IFRS	2004 – IFRS
Elimination of intercompany profits on inventories	28,377	23,879
Differences in depreciation periods	(6,798)	(7,955)
Non-deductible provisions	27,560	24,254
Essilor convertible bond (OCEANE) issue	(8,221)	1,920
Other	(6,469)	(3,877)
Total	**34,449**	**38,221**

Other deferred taxes include miscellaneous temporary differences related to income and expenses not taxable or deductible in the current period, various adjustments to local financial statements to comply with Essilor International accounting policies (mainly concerning finance leases and untaxed provisions) and deferred tax assets related to tax loss carryforwards (mainly at the level of the French tax group).

Tax consolidation

Essilor, BBGR, BNL, Essidev, Eurolens, Invoptic, Novisia, Optim, OSE (not consolidated), TAO, Varilux University (not consolidated) and VIP (not consolidated) file a consolidated tax return. The tax is paid by the parent company of the tax group. In 2005, the companies in the tax group generated a tax benefit of €1 million, compared with a benefit of €0.1 million in 2004.

NOTE 9. CHANGE IN OUTSTANDING SHARES

The shares have a par value of €0.35.

	Actual number of shares		Weighted average number of shares	
	2005	2004	2005	2004
Shares, net of treasury stock, at January 1*	**101,927,695**	**101,470,271**	**101,927,695**	**101,470,271**
Of which number of treasury shares eliminated*	1,382,788	1,269,837		
Shares issued on exercise of stock options	450,247	987,533	92,819	290,285
Shares issued to the Essilor corporate mutual fund	345,532	382,842	112,642	115,384
Shares issued on conversion of bonds				
Shares sold out of treasury on exercise of stock options	204,681	83,326	43,617	33,200
(Purchases) and sales of treasury stock, net	(1,045,523)	(986,277)	(293,447)	(426,486)
Shares, net of treasury stock, at December 31	**101,882,632**	**101,937,695**	**101,883,326**	**101,482,654**
Of which number of treasury shares eliminated	1,323,630	1,372,788		

* The number of treasury shares includes 10,000 shares held under the liquidity contract, which were deducted from equity at January 1, 2005 on first-time adoption of IAS 32.

A total of 900,000 treasury shares were canceled in 2005 and 800,000 in 2004.

At the Shareholders' Meeting of May 13, 2005, the Board of Directors was given the following authorizations to issue shares (article 225-100 paragraph 4 of the French Commercial Code):

Date of the Shareholders' Meeting **May 13, 2005**	**Type of authorization**	**Duration**	**Expiration date**	**Utilization in 2005**
15th resolution	Stock option grants. Maximum 3% of share capital.	38 months	July 12, 2008	998,440 options granted at the Board meeting of November 23, 2005.
16th resolution	Share grants. Maximum 1% of share capital.	38 months	July 12, 2008	Not used.
17th resolution	Blanket ceiling on stock options/share grants at 3% of share capital.	38 months	July 12, 2008	Not required.
18th resolution	Issue of shares and share equivalents with pre-emptive subscription rights. Maximum: - Shares: €25 million - Debt securities: €800 million - Greenshoe option: 15%.	26 months	July 12, 2007	Not used.
19th resolution	Issue of shares and share equivalents with pre-emptive subscription rights but with an optional priority subscription right. Maximum: - Shares: €7 million - Debt securities: €800 million - Greenshoe option: 15%.	26 months	July 12, 2007	Not used.
21st resolution	Issue of bonus shares to be paid up by capitalizing reserves. Maximum €300 million.	26 months	July 12, 2007	Not used.
22nd resolution	Issue of shares to members of the Essilor employee shareholding plan or plans set up by related companies. Maximum 3% of share capital.	26 months	July 12, 2007	Issue of 345,532 €0.35 par value shares to the Essilor 5 and 7-year corporate mutual funds, representing a capital increase of €120,936.20.

NOTE 10. DILUTED EARNINGS PER SHARE

Profit used for the calculation of diluted earnings per share is determined as follows:

€ thousands	2005 – IFRS	2004 – IFRS
Profit attributable to equity holders of Essilor International	287,134	244,427
Cancellation of interest on the convertible bonds (OCEANE)	12,652	9,173
Tax impact	(4,484)	(3,251)
Profit attributable to equity holders of Essilor International, after dilution	**295,302**	**250,349**

Due to the first-time adoption of IAS 32 as from January 1, 2005, total interest expense on the convertible bonds (OCEANE) for 2005 is not directly comparable with interest expense for 2004.

The weighted average number of shares used to calculate diluted earnings per share is as follows:

	2005 – IFRS	2004 – IFRS
Weighted average number of shares	101,883,326	101,482,654
Dilutive effect of convertible bonds	6,039,749	6,039,754
Dilutive effect of stock options	531,444	331,671
Diluted weighted average number of shares	**108,454,519**	**107,854,079**

NOTE 11. GOODWILL

€ thousands	At January 1*	Impact of first-time adoption of IAS 32**	Changes in consolidation scope and acquisitions	Other movements	Translation adjustment	Impairment losses recognized in the period	At December 31
2005 – IFRS							
Gross	**352,692**	**7,449**	**64,891**	**(4,269)**	**43,763**		**464,526**
Impairment losses	2,335			317	(73)	10,910	13,489
Carrying amount	**350,357**	**7,449**	**64,891**	**(4,586)**	**43,836**	**(10,910)**	**451,037**
2004 – IFRS							
Gross	**325,353**		**42,893**	**339**	**(15,894)**		**352,692**
Impairment losses	0				(216)	2,551	2,335
Carrying amount	**325,353**		**42,893**	**339**	**(15,678)**	**(2,551)**	**350,357**

*At the IFRS transition date (January 1, 2004), accumulated amortization of goodwill at December 31, 2003 was reclassified as a deduction from the gross value of goodwill.
** Following the first-time adoption of IAS 32, effective from January 1, 2005, put options granted to minority shareholders of subsidiaries were recognized as a liability based on the option exercise price and the difference between the liability and the corresponding minority interests in the equity of the subsidiaries concerned was recognized in goodwill.

The main increases in goodwill in 2005 and 2004 resulted from:

- In 2005, acquisition of the Johnson & Johnson Group's ophthalmic lens business (see Note 3.2).
- In 2004, acquisitions in Italy (LTL SpA) and the United States (mainly 21st Century, Tri Supreme and Select Optical).

The carrying amount of goodwill breaks down as follows by geographical segment:

€ thousands	2005 IFRS	2004 IFRS
Europe	62,615	60,479
North America	364,255	271,239
Rest of world	24,167	18,638
	451,037	350,357

Goodwill was tested for impairment at June 30, 2005 and the results were reviewed at December 31, 2005, in line with the policies and methods described in Note 1.20.

The weighted average cost of capital used for impairment tests in 2005 was 8%. Taking into account the risk premiums determined for each item of goodwill, the actual discount rates applied were as follows:

- Essilor of America subgroup: 8%
- Small European and North American acquisitions: 9%
- Japan: 9%
- Mexico and South Korea: 10%.

The growth rate in perpetuity was conservatively estimated at 2%.

Impairment tests at June 30, 2005 were based on actual 2004 results, estimated 2005 results and 2006 budgets. For the review at December 31, 2005, actual 2005 results were used in place of estimates.

Impairment losses were recognized in 2005 on the following goodwill items:

Europe:
- Jacques Denis: €1.83 million.
- BNL: €4.04 million.
- Holland Optical Corporation: €0.86 million.

North America:
- Mexico group (Essilor Mexico and Vision Center): €4.18 million.

Total impairment losses for the year came to €10.9 million, representing 2.3% of gross goodwill at December 31, 2005.

A 1-point change in the discount rate would have the effect of increasing or reducing impairment losses for the period by approximately €3.1 million.

A 1-point change in the growth rate in perpetuity would have the effect of increasing or reducing impairment losses for the period by approximately €2.8 million.

NOTE 12. OTHER INTANGIBLE ASSETS

€ thousands	At January 1	Changes in scope of consolidation, other movements	Additions	Disposals	Translation adjustment	Amortization and impairment losses for the period	At December 31
2005 – IFRS							
Trademarks	33,495	6,057			5,183		44,735
Patents and licenses	114,041	14,616	15,784	10,822	6,721		140,340
Other	15,071	(298)	8,663	222	1,348		24,562
Gross	**162,607**	**20,375**	**24,447**	**11,044**	**13,252**	**0**	**209,637**
Accumulated amortization	74,452	(908)		9,845	4,042	17,701	85,442
Carrying amount	**88,155**	**21,283**	**24,447**	**1,199**	**9,210**	**(17,701)**	**124,195**
2004 – IFRS							
Trademarks	31,671	4,456	48		(2,680)		33,495
Patents and licenses	107,691	4,432	9,737	4,384	(3,435)		114,041
Other	17,050	(6,576)	4,838	128	(113)		15,071
Gross	**156,412**	**2,312**	**14,623**	**4,512**	**(6,228)**	**0**	**162,607**
Accumulated amortization	63,110	(289)		4,287	(1,715)	17,633	74,452
Carrying amount	**93,302**	**2,601**	**14,623**	**225**	**(4,513)**	**(17,633)**	**88,155**

Trademarks were recognized mainly on acquisition of three American companies, the Spectacle Lens Group (corresponding to the former ophthalmic lens division of the Johnson & Johnson Group), Omega (renamed Essilor Laboratories of America Inc. – Florida) and Nassau.

Trademarks with an indefinite life totaled €36 million at December 31, 2005.

NOTE 13. PROPERTY, PLANT AND EQUIPMENT

(including finance leases)

€ thousands	At January 1	Changes in scope of consolidation, other movements	Additions	Disposals	Translation adjustment	Depreciation and impairment losses for the period	At December 31
2005 – IFRS							
Land	23,717	2,302	1,111	1,034	1,282		27,378
Buildings	319,463	(1,664)	19,246	4,364	21,252		353,933
Plant and equipment	796,575	53,474	76,289	37,335	65,621		954,624
Other	250,025	(36,589)	62,240	10,946	15,214		279,944
Gross	**1,389,780**	**17,523**	**158,886**	**53,679**	**103,369**	**0**	**1,615,879**
Accumulated depreciation	869,524	(3,181)		45,843	54,597	103,440	978,537
Carrying amount	**520,256**	**20,704**	**158,886**	**7,836**	**48,772**	**(103,440)**	**637,342**
2004 – IFRS							
Land	23,520	392	537	61	(671)		23,717
Buildings	308,895	7,802	13,278	1,589	(8,923)		319,463
Plant and equipment	749,360	43,603	70,226	42,774	(23,840)		796,575
Other	242,280	(27,298)	53,452	12,954	(5,455)		250,025
Gross	**1,324,055**	**24,499**	**137,493**	**57,378**	**(38,889)**	**0**	**1,389,780**
Accumulated depreciation	834,183	14,400		50,933	(22,218)	94,092	869,524
Carrying amount	**489,872**	**10,099**	**137,493**	**6,445**	**(16,671)**	**(94,092)**	**520,256**

Assets under construction amounted to €54.1 million at December 31, 2005 and €48.4 million at December 31, 2004.

NOTE 14. PROPERTY, PLANT AND EQUIPMENT: FINANCE LEASES

€ thousands	At January 1	Changes in scope of consolidation, other movements	Additions	Disposals	Translation adjustment	Depreciation and impairment losses for the period	At December 31
2005 – IFRS							
Land	957						957
Buildings	26,946	(11,976)					14,970
Other	13,562	1,138	1,107		53		15,860
Gross	**41,465**	**(10,838)**	**1,107**	**0**	**53**	**0**	**31,787**
Accumulated depreciation	23,248	(2,750)			43	2,550	23,091
Carrying amount	**18,217**	**(8,088)**	**1,107**	**0**	**10**	**(2,550)**	**8,696**
2004 – IFRS							
Land	957						957
Buildings	26,946						26,946
Other	13,361	5,233	242	5,073	(201)		13,562
Gross	**41,264**	**5,233**	**242**	**5,073**	**(201)**	**0**	**41,465**
Accumulated depreciation	23,918	1,923		4,497	(176)	2,080	23,248
Carrying amount	**17,346**	**3,310**	**242**	**576**	**(25)**	**(2,080)**	**18,217**

The €11.9 million decrease in "Buildings" was due to the exercise of the purchase option on the Charenton building.

NOTE 15. INVESTMENTS IN ASSOCIATES

Details of associates are as follows:

		2005 – IFRS		**2004 – IFRS**	
Company	**Country**	**% interest**	**% voting rights**	**% interest**	**% voting rights**
Transitions subgroup		49.00	49.00	49.00	49.00
Bacou Dalloz subgroup	France	15.11	24.00	15.13	24.62
Vision Web	United States	44.03	44.03	44.95	44.95

The Company's share of these companies' equity – corresponding to the carrying amount of its investment – and of their after-tax profits is as follows:

€ thousands	2005 – IFRS		2004 – IFRS	
	Share of equity	Share of profit	Share of equity	Share of profit
Transitions subgroup	58,091	17,707	36,887	15,851
Bacou Dalloz subgroup	87,692	6,768	73,131	(1,651)
Vision Web*	(12,470)	(2,018)	(8,928)	(4,362)
	133,313	**22,457**	**101,090**	**9,837**

* In addition to its original investment, the Company holds long-term interests that form an integral part of its net investment in Vision Web.

Based on Bacou Dalloz's December 30, 2005 share price of €72.75, the fair value of the Company's interest stands at €83.8 million. None of the other associates are listed.

- **Essilor International's share of the combined balance sheet of associates**

€ thousands	**December 31, 2005**
Intangible assets and property, plant and equipment, net	136,529
Other non-current assets	26,184
Current assets	114,843
Non-current liabilities	48,436
Current liabilities	86,065

Net goodwill on associates amount to €4.9 million, relating solely to the Bacou Dalloz subgroup.

NOTE 16. OTHER LONG-TERM FINANCIAL INVESTMENTS

€ thousands	At January 1	Changes in scope of consolidation, other movements	Additions, net loans	Disposals, repayments	Translation adjustment	Fair value adjust-ments	Impairment losses recognized in the period, net	At December 31
2005 – IFRS								
Non-current financial assets at fair value	**23,274**	**(7,868)**	**10,668**	**3,557**	**141**	**398**	**(3,438)**	**19,618**
Investments in non-consolidated companies	17,524	(7,867)	10,659	0	138	0	(4,141)	16,313
Other	5,750	(1)	9	3,557	3	398	703	3,305
Non-current financial assets at amortized cost	**19,556**	**(347)**	**3,464**	**2,741**	**1,705**	**0**	**153**	**21,790**
Loans, including accrued interest	20,049	(348)	3,464	2,774	1,708			22,099
Provisions	493	(1)		33	3		(153)	309
Other long-term financial investments	**42,830**	**(8,215)**	**14,132**	**6,298**	**1,846**	**398**	**(3,285)**	**41,408**
2004 – IFRS								
Non-current financial assets at fair value	**20,931**	**(1,533)**	**9,870**	**2,097**	**(56)**	**0**	**(3,841)**	**23,274**
Investments in non-consolidated companies	14,251	(1,533)	8,067	230	(41)		(2,990)	17,524
Other	6,680		1,803	1,867	(15)		(851)	5,750
Non-current financial assets at amortized cost	**20,670**	**(469)**	**3,775**	**3,110**	**(906)**	**0**	**(404)**	**19,556**
Loans, including accrued interest	20,727	(437)	3,775	3,110	(906)			20,049
Provisions	57	32					404	493
Other long-term financial investments	**41,601**	**(2,002)**	**13,645**	**5,207**	**(962)**	**0**	**(4,245)**	**42,830**

NOTE 17. INVENTORIES

€ thousands	2005 – IFRS	2004 – IFRS
Raw materials and other supplies	137,223	114,564
Goods for resale	87,487	68,579
Finished and semi-finished products and work in progress	139,849	123,297
Carrying amount	**364,559**	**306,440**

NOTE 18. CURRENT TRADE RECEIVABLES

€ thousands	2005 – IFRS	2004 – IFRS
Trade receivables		
Gross	504,965	435,749
Provisions	(37,911)	(31,990)
Carrying amount	**467,054**	**403,759**
Other current receivables		
Gross	49,109	44,288
Provisions	(702)	(627)
Carrying amount	**48,407**	**43,661**
Current trade receivables, net	**515,460**	**447,420**

NOTE 19. MARKETABLE SECURITIES

Marketable securities can be analyzed as follows:

€ thousands	2005 – IFRS	2004 – IFRS
Sicav money market funds	243,924	495,837
FCP funds	0	187
Certificates of deposit (maturing in less than 3 months)	300,738	69,784
Other	3,762	6,707
Total	**548,424**	**572,515**

NOTE 20. TRANSLATION RESERVE

The translation reserve breaks down as follows by currency:

€ thousands	2005 – IFRS	2004 – IFRS
US dollar	31,806	(18,799)
Brazilian *real*	14,957	611
Thai bath	1,524	(4,608)
Philippine peso	(1,036)	(8,898)
Japanese yen	(1,324)	(1,165)
Canadian dollar	8,770	(359)
Swiss franc	82	65
Chinese yuan	2,111	(1,853)
Other	6,377	(2,445)
Total	**63,266**	**(37,451)**

In the opening IFRS balance sheet at January 1, 2004, the Company transferred cumulative translation differences to retained earnings, in line with the option available to first-time adopters.

NOTE 21. PENSION AND OTHER POST-RETIREMENT BENEFIT OBLIGATIONS

The Company's pension and other post-retirement benefit obligations mainly concern:

- Supplementary pension plans in France, Germany, the United Kingdom and the United States.
- Length-of-service awards payable to employees on retirement in France and other European countries.
- Other long-term benefits, consisting mainly of jubilees payable in France and other countries.

Changes in pension and other post-retirement benefit obligations can be analyzed as follows:

€ thousands	2005 – IFRS	2004 – IFRS
At January 1	**81,430**	**73,850**
Increases, net	6,965	8,254
Translation adjustments	1,758	(946)
Effect of changes in scope of consolidation	695	673
Other movements		(401)
At December 31	**90,848**	**81,430**

The net expense recognized in the income statement breaks down as follows:

Income (expense) € thousands	2005 – IFRS	2004 – IFRS
Service cost	(8,026)	(9,412)
Interest cost	(6,193)	(6,097)
Contributions to plan assets	2,685	2,357
Paid benefits	4,262	4,161
Expected return on plan assets	2,256	2,217
Actuarial gains and losses	(1,206)	(763)
Amortization of past service cost	(588)	(457)
Other	(155)	(260)
Net expense	**(6,965)**	**(8,254)**
Actual return on plan assets	3,503	

[illegible]visions for pensions and other post-employment benefits at December 31 break down as follows:

€ thousands	Projected benefit obligation	Plan assets	Deferred items	**Provision**
Pensions (supplementary and top-hat plans)	123,439	(43,030)	(21,700)	**58,709**
Length-of-service awards	26,871	(6,876)	(1,990)	**18,005**
Other benefits	14,115	0	19	**14,134**
Total	**164,425**	**(49,906)**	**(23,671)**	**90,848**

€ thousands	2005 – IFRS	2004 – IFRS
Projected benefit obligation		
Fully or partially funded plans	100,251	90,905
Unfunded plans	64,174	55,205
Fair value of plan assets	(49,906)	(46,079)
Deferred items		
Unrecognized actuarial gains and losses	(17,415)	(13,482)
Unrecognized past service cost	(6,256)	(5,119)
Provision	**90,848**	**81,430**

The main discount rates used to measure these obligations in 2005 were as follows:

- Euro zone countries: 4.50% for long-term plans and 4.25% for jubilees in France (4.75% in 2004 for all plans).
- United Kingdom: 5%.
- United States: 5.50% (5.75% in 2004).

The weighted average rate of future salary increases used for all plans was 2.6% in 2005 and 2.8% in 2004.

The weighted average return on plan assets was estimated at 4.9% for 2005 and 5.2% for 2004, including:

- 4.50 to 5% for Euro zone countries.
- 6.6% for the United Kingdom.

In Sweden, Essilor participates in a multi-employer defined benefit plan. As the insurance company that manages the plan is unable to determine Essilor's share, it has been treated as a defined contribution plan in accordance with IAS 19.

NOTE 22. PROVISIONS

€ thousands	At January 1	Increases	Utilizations	Reversals of surplus provisions	Translation adjust-ments	Changes in scope of consoli-dation	Other movements	At December 31
2005 – IFRS								
Provisions for losses in subsidiaries and affiliates	647	123	(268)					502
Restructuring provisions	10,480	670	(4,597)	(812)	548	1,473	(25)	7,737
Other*	20,883	7,543	(9,794)	(529)	1,287	689	(1,997)	18,082
Total	**32,010**	**8,336**	**(14,659)**	**(1,341)**	**1,835**	**2,162**	**(2,022)**	**26,321**
2004 – IFRS								
Provisions for losses in subsidiaries and affiliates	503	144						**647**
Restructuring provisions	11,514	5,083	(6,022)		(121)		26	**10,480**
Other*	22,221	8,347	(6,528)	(3,024)	(500)	411	(44)	**20,883**
Total	**34,238**	**13,574**	**(12,550)**	**(3,024)**	**(621)**	**411**	**(18)**	**32,010**

* Mainly provisions for warranty costs and miscellaneous contingencies.

NOTE 23. NET DEBT AND BORROWINGS

23.1. NET DEBT

Net debt can be analyzed as follows:

€ thousands	2005 – IFRS	2004 – IFRS
Convertible bonds (OCEANE) *	282,508	310,860
Other long-term borrowings	166,340	296,523
Short-term borrowings	121,970	
Short-term bank loans and overdrafts and accrued interest	34,252	25,613
Total borrowings	**605,070**	**632,996**
Marketable securities	548,424	572,515
Cash and cash equivalents	110,289	97,824
Total assets	**658,713**	**670,339**
Net debt	**(53,643)**	**(37,343)**

* On first-time adoption of IAS 32, as from January 1, 2005, the carrying amount of convertible bonds (OCEANE) was reduced by €36.4 million, corresponding to the value of the conversion option net of amortization for the period from the issue date.

23.2. BORROWINGS

Borrowings can be analyzed as follows by maturity:

€ thousands	2005 – IFRS	2004 – IFRS
Due within one year	156,222	25,613
Due in 1 to 5 years	448,296	296,362
Due beyond 5 years	552	311,021
Total	**605,070**	**632,996**

Borrowings can be analyzed as follows by currency:

€ millions	2005 – IFRS	2004 – IFRS
U.S. dollars	183	185
Euros	415	439
Yen	1	1
Canadian dollars	0	1
Other currencies	7	7
Total	**605**	**633**

The fair value of borrowings at December 31, 2005 was as follows:

€ thousands	**Fair value**
Convertible bonds (OCEANE)	440,298
Other long-term borrowings	166,340
Short-term borrowings	128,548
Short-term bank loans and overdrafts and accrued interest	34,252
Total	**769,438**

The fair value of the convertible bonds (OCEANE) corresponds to their market value. This is not directly comparable with their carrying amount, which excludes the value of the conversion option recognized in equity.
Short-term borrowings correspond to a bond issue that is hedged by a cross-currency swap and interest rate swaps. The bonds' fair value corresponds to the present value of future cash flows and does not take into account the fair value of the hedges which are accounted for under "Derivative financial instruments" (see Notes 24 and 26).

Finance lease outstanding payments

€ thousands	**2005 – IFRS**		**2004 – IFRS**	
	Principal	**Interest**	**Principal**	**Interest**
Due within one year	1,800	178	3,589	389
Due in 1 to 5 years	4,143	371	7,957	285
Due beyond 5 years	511	36	162	6
Total	**6,454**	**585**	**11,708**	**680**

Convertible bonds (OCEANE)

In July 2003, the Company issued €309 million worth of bonds convertible into new shares or exchangeable for existing shares (OCEANE) due July 2010, with early redemption possible in July 2008. The main characteristics of the bonds are as follows:

- Number of bonds issued: 6,040,212.
- Face value of each bond: €51.15.
- Life: 7 years.
- Annual interest: 1.50% payable in arrears on July 2 of each year.
- Conversion ratio: 1 Essilor share per bond (to be adjusted in the case of any transactions affecting capital stock).
- Redemption: on July 2, 2010 at a price of €53.54, representing a premium of 4.7%.
- Early redemption at the request of bond holders from July 2, 2008.
- Early redemption by Essilor from July 2, 2008, subject to certain conditions.

The bonds are traded on the *Premier Marché* of Euronext Paris. The closing price on December 30, 2005 was €72.9.

As of the same date, 6,039,749 bonds were outstanding.

NOTE 24. FAIR VALUE OF DERIVATIVE FINANCIAL INSTRUMENTS

Net asset (liability) € thousands	Dec. 31, 2005	Jan. 1, 2005
Cash flow hedges		
Forward exchange contracts	(1,907)	48
Hedges of net investments in foreign operations		
Forward exchange contracts	(958)	732
Instruments not qualifying for hedge accounting		
Forward exchange contracts	(3,355)	(28)
Currency options	(982)	1,248
Cross-currency swaps (currency portion)	(1,928)	21,407
Interest rate swaps	2,513	5,621
Fair value of derivative instruments	**(6,617)**	**29,028**

The Company adopted IAS 39 prospectively, as from January 1, 2005.

Certain derivative instruments that in substance form part of a hedging relationship do not qualify for hedge accounting under IAS 39. Gains and losses from remeasurement at fair value of these derivative instruments are recognized directly in profit, under "Other financial income and expenses".

Details of derivative financial instruments are provided below:

Sales of foreign currencies against local currency

€ thousands	Foreign currency			Local currency	Notional amount	Fair value at December 31, 2005
Sale	AUD	/	Purchase	EUR	8,642	(34)
Sale	CAD	/	Purchase	EUR	28,556	(1,445)
Sale	CHF	/	Purchase	EUR	10,113	93
Sale	DKK	/	Purchase	EUR	737	0
Sale	EUR	/	Purchase	GBP	3,636	(58)
Sale	GBP	/	Purchase	EUR	55,187	(232)
Sale	JPY	/	Purchase	EUR	4,651	3
Sale	NOK	/	Purchase	EUR	4,796	(30)
Sale	NZD	/	Purchase	EUR	770	(13)
Sale	PLN	/	Purchase	EUR	21,342	(425)
Sale	SEK	/	Purchase	EUR	11,091	29
Sale	SGD	/	Purchase	EUR	5,665	(96)
Sale	USD	/	Purchase	EUR	202,249	(4,110)
Sale *	USD	/	Purchase	EUR	171,959	1,976
Sale	ZAR	/	Purchase	EUR	3,512	(234)
Sub-total: sales of foreign currencies					532,907	(4,577)

*Cross-currency swap.

Purchases of foreign currencies against local currency

€ thousands	Foreign currency	/		Local currency	Notional amount	Fair value at December 31, 2005
Purchase	AUD	/	Sale	EUR	803	20
Purchase	AUD	/	Sale	NZD	2,512	(10)
Purchase	CAD	/	Sale	EUR	722	12
Purchase	CHF	/	Sale	EUR	432	(3)
Purchase	DKK	/	Sale	EUR	152	0
Purchase	EUR	/	Sale	GBP	16,755	(24)
Purchase	EUR	/	Sale	NOK	3,568	4
Purchase	GBP	/	Sale	EUR	12,696	(101)
Purchase	JPY	/	Sale	AUD	1,252	(29)
Purchase	JPY	/	Sale	CAD	4,345	(131)
Purchase	JPY	/	Sale	EUR	22,822	(539)
Purchase	JPY	/	Sale	NZD	171	(5)
Purchase	JPY	/	Sale	SGD	9	3
Purchase	MXN	/	Sale	USD	11,453	(44)
Purchase	NOK	/	Sale	EUR	627	7
Purchase	NZD	/	Sale	EUR	184	1
Purchase	PLN	/	Sale	EUR	4,502	103
Purchase	SEK	/	Sale	EUR	2,663	3
Purchase	SGD	/	Sale	EUR	487	22
Purchase	USD	/	Sale	EUR	30,766	1,534
Purchase	USD	/	Sale	AUD	6,801	74
Purchase	USD	/	Sale	BRL	5,434	(287)
Purchase	USD	/	Sale	CAD	24,460	(800)
Purchase	USD	/	Sale	IDR	397	(7)
Purchase	USD	/	Sale	JPY	9,934	29
Purchase	USD	/	Sale	NZD	1,339	27
Purchase	USD	/	Sale	ZAR	185	(2)
Purchase	ZAR	/	Sale	EUR	233	6
Other						(243)
Sub-total: purchases of foreign currencies					165,704	(379)
Sub-total: forward exchange contracts					**698,612**	**(4,956)**

Currency options

€ thousands	Foreign currency			Local currency	Notional amount	Fair value at December 31, 2005*
Purchased puts						
Sale	GBP	/	Purchase	EUR	8,696	(53)
Sale	USD	/	Purchase	EUR	23,622	(646)
Sub-total: purchased puts					32,318	(699)
Purchased calls						
Purchase	GBP	/	Sale	EUR	3,030	(8)
Purchase	USD	/	Sale	EUR	16,667	39
Sub-total: purchased calls					19,697	31
Sold calls						
Sale	GBP	/	Purchase	EUR	9,091	25
Sale	USD	/	Purchase	EUR	33,475	(462)
Sub-total: sold calls					42,565	(437)
Sold puts						
Purchase	USD	/	Sale	EUR	7,874	124
Sub-total: sold puts					7,874	124

* The fair value of options corresponds to the difference between the premium paid or received at the inception of the contract and the fair value of the premium at December 31, 2005.

Interest rate swaps

€ thousands	Notional amount	Fair value at December 31, 2005
Interest rate swaps	131,422	(680)
Sub-total: interest rate swaps	131,422	(680)
Total derivative financial instruments	**932,488**	**(6,617)**

NOTE 25. OFF-BALANCE SHEET COMMITMENTS

€ thousands	2005 – IFRS	2004 – IFRS
COMMITMENTS GIVEN		
Guarantees	227,636	141,444
Debt collateral		
Debt	5,435	1,673
Net book value of collateral	3,667	4,647
COMMITMENTS RECEIVED		
Guarantees	360	588
Commitments under non-cancelable operating leases		
Within one year	14,236	11,594
In 1 to 5 years	34,822	34,188
Beyond 5 years	12,821	21,066
	61,879	**66,848**

NOTE 26. MARKET RISKS

Market risks are managed by Corporate Treasury. The head of Corporate Treasury and Financing reports directly to the Chief Financial Officer, who is a member of the Executive Committee. The Company is equipped with Reuters financial information terminals and Cash Flow cash management software.

Liquidity/financing risk

The Company's financing strategy is designed to ensure that borrowing needs are met at all times, in terms of both amounts and duration. This is achieved by diversifying sources of financing, through a mix of bank facilities and debt issues on the financial markets.
An example of this strategy was the replacement, in 2005, of a €450 million syndicated credit facility expiring in October 2007 with a new €700 million facility expiring in May 2012. Timed to take advantage of favorable market conditions, the refinancing extended the average life of the Company's facilities while also increasing the total amount available. A similar transaction was carried out in 2004.
Borrowings drawn at the end of 2005 (bonds, convertible bonds, structured loans) amounted to €554 million and were initially denominated in euros. The Company also has two multi-currency syndicated lines of credit expiring in 2009 and 2012 respectively, for a total of €1,300 million. These two facilities were not utilized in 2005 and the total amount is currently available.

The loan agreements for the new €700 million facility obtained in 2005 and the Company's other facilities do not include any covenants requiring compliance with any financial ratios.
As a general rule, Essilor International negotiates with its banking partners the facilities required to finance the business and meets substantially all the financing needs of subsidiaries through intercompany loans.

When intercompany loans are denominated in foreign currency, the currency risk is systematically hedged.
At December 31, 2005, foreign currency loans to subsidiaries totaled €339 million, of which €172 million was hedged by cross-currency swaps in US dollars (expiring in 2006 and 2007) and €167 million by forward exchange contracts.

Interest rate risk

Essilor International raises financing for its own needs and substantially all of the needs of subsidiaries and interest rate risks are therefore managed at corporate level.

The Company's interest rate management policy consists of protecting positions against the effects of an unfavorable change in interest rates and taking advantage of or locking in the benefits of favorable rates.

At December 31, 2005, 67% of borrowings under confirmed facilities – including the convertible bonds (OCEANE) – were at fixed rates and 22% had been swapped for fixed rates.

Sensitivity to changes in interest rates at December 31, 2005
(In accordance with the recommendation of the French securities regulator – AMF – variable rate assets and liabilities have been classified as maturing within one year, corresponding to the period to the next interest reset date, whatever their actual maturity):

€ millions	Overnight to one year	1 to 5 years	Beyond 5 years	Total
Variable rate financial liabilities*	323			323
Variable rate financial assets	(659)			(659)
Swaps (fixed rate borrower/variable rate lender)	(122)			(122)
Net variable rate position	**(458)**	**0**	**0**	**(458)**
Fixed rate financial liabilities**			282	282
Swaps (fixed rate borrower/variable rate lender)	122	0		122
Net fixed rate position	**122**	**0**	**282**	**404**

*Including local facilities and finance lease liabilities
** Convertible bonds

A 1-point change in interest rates would have the effect of increasing or reducing finance costs by €4.58 million.

The notional amounts of interest rate hedges (with foreign currency items valued at the December 31, 2005 fixing rate) are as follows:

- Swaps where the Company is the fixed rate borrower: €131 million (€114 million in 2004 and €170 million in 2003).
- This swap is linked to a cross-currency swap, originally on a notional amount of €122 million. The base was €122 million in 2003 and €182 million in 2002 (amounts in euros converted at the original exchange rate of the cross-currency swaps).

Borrowings include private placement notes for €150 million, bonds for €404 million and miscellaneous lines of credit for €51 million.
In 2005, fixed rate debt represented 47% of the total before hedging and 67% after hedging (67% in 2004 and 69% in 2003).

The weighted average rate of interest on debt, after hedging, was 4.42% at December 31, 2005. This compares with a pro forma effective interest rate of 4.18% in 2004 determined as if IAS 32 had been applied from January 1, 2004.
The rate was previously calculated based on convertible bond (OCEANE) debt of €311 million, with a 1.50% coupon rate and a 2.125% effective interest rate. On this basis, the weighted average interest rate at end-2005 would be 3.10% versus 2.88% at the previous year-end.

Counterparty risk

Available cash is invested in accordance with the two overarching principles of security and liquidity.

The 2003 convertible bond (OCEANE) issue and the net cash provided from operations have led to a steady increase in cash reserves. For the investment of these funds, strict limits are applied in terms of investment period, counterparties and risk exposures.

Counterparty banks must be rated investment grade by Moody's and Standard & Poor's. They are selected primarily from among the Company's banking partners.

At December 31, 2005, cash reserves were invested in ten money market funds and in short-term retail certificates of deposit issued by banks. They were spread among ten different counterparties.
The investments qualify as cash equivalents, according to the guidance issued by the French securities regulator (AMF).

Currency risk

Currency risks are systematically hedged using appropriate market instruments such as forward exchange contracts, spot exchange contracts, currency options and collars.

Substantially all currency risks are positioned and managed at the level of Essilor International, the parent company. All currency transactions are subject to position limits, in order to optimize the protection afforded by the hedges.
Currency risks on intercompany and external commercial transactions, as well as on intercompany dividends, royalties and management fees are systematically hedged based on 80 to 100% of the identified exposure.

Currency risks on financial transactions, such as business acquisitions and disposals and share issues, are managed on a case-by-case basis according to the probability that the transaction will be take place, using the most appropriate products.

Direct intercompany transactions not involving Essilor International that give rise to a material currency risk are hedged locally or through Corporate Treasury by the subsidiary that incurs the exposure. Local hedges are set up with the support and approval of Corporate Treasury, to cover 80 to 100% of the identified exposure. The instruments used consist of forward or spot purchases and sales of foreign currencies. Position data are reported to Corporate Treasury at regular intervals. The aggregate amount of currency hedges held in the subsidiaries and not managed by Essilor International remains marginal.
It is Company policy not to hedge certain local risks, primarily the risk of a fall in the US dollar against the currencies of certain Asian countries (other than Japan) where the Company has manufacturing operations. These positions are included in the table below.

Consolidated exposure to currency risk on assets and liabilities at December 31, 2005 (in € thousands)

Currency 1 Currency 2	EUR	JPY	MXN	USD	Other	Total
AUD	(85)	60		(79)		(105)
BRL	(26)			17		(9)
CAD	(53)	(29)		2,805		2,723
CHF	(484)					(484)
CNY	(143)	(635)		(7,596)	(7)	(8,381)
EUR	--	406		7,630	(328)	7,707
GBP	897	(410)		(8)	52	531
HUF	(121)					(121)
IDR		(16)		(203)	(121)	(339)
INR				232		232
JPY		--		(90)	(13)	(103)
KRW	0	(582)		885	1	303
MXN			--	(4,663)		(4,663)
NOK	284				63	347
NZD		(4)		48	(100)	(56)
PHP	(95)	(810)		799	(19)	(126)
PLN	1,094					1,094
SEK	(643)			(19)		(662)
SGD	175	1,980		12,658	(22)	14,791
THB	(182)	(1,712)		6,223	(42)	4,288
USD			4,370		114	4,484
Total	618	(1,753)	4,370	18,638	(422)	21,452

DEV1 : Currency 1: risk currency. Currency 2: functional currency of the company exposed to the risk.
Sign convention: (-) Net seller of Currency 1 (liability), (+) Net buyer of Currency 1 (asset).

Note: This table is a compilation of net balance sheet positions after hedging (Assets – Liabilities +/- Off-balance sheet positions related to 2005 transactions) in the main functional currencies of companies included in the scope of consolidation at December 31, 2005.
For example; companies whose functional currency is the Singapore dollar are net buyers of US dollars in an amount equivalent to €12,658 thousand, while the companies whose functional currency is the pound sterling are net sellers of Japanese yen in an amount equivalent to €410 thousand.

The total net currency exposure at December 31, 2005 represented an amount equivalent to some €21,452 thousand.

NOTE 27. ENVIRONMENTAL RISKS

The Company is not exposed to any material environmental risks.

NOTE 28. CLAIMS AND LITIGATION

The Company is not aware of any claims or litigation outstanding or pending that would have a material adverse effect on its consolidated financial position.

NOTE 29. AVERAGE NUMBER OF EMPLOYEES AND EMPLOYEE BENEFITS EXPENSE

	2005 – IFRS	2004 – IFRS
Management	3,226	3,015
Supervisory and administrative	6,808	6,453
Production	14,875	14,052
Total average number of employees	**24,909**	**23,520**
€ thousands		
Employee benefits expense	**810,152**	**743,211**
(salaries, payroll taxes and compensation costs on share-based payments)		
Number of employees at December 31	**26,534**	**24,793**
including employees of proportionately consolidated companies (100% basis)	1,966	1,780

NOTE 30. RELATED PARTY TRANSACTIONS

- **Management remuneration**

€ thousands	2005	2004
Total remuneration and benefits paid to the Executive Committee*	5,250	4,171
Directors' fees paid to the Executive Committee	53	34
Total management remuneration	**5,303**	**4,205**

*Gross amount before payroll and other taxes.

- **Management post-employment benefits**

- Pension obligations: €4,423 thousand.
- Length-of-service awards payable on retirement: €318 thousand.

These benefits are payable under group plans set up by Essilor International for all employees or certain employee categories. The obligations are funded under insured plans, with any unfunded portion covered by provisions.

- **Management stock options**

The cost of management stock options recognized in the 2005 accounts came to €849 thousand. The cumulative cost of stock options granted after November 2002 which had not yet vested at December 31, 2005 amounted to €1,835 thousand.

These costs are measured by the method described in Note 1.13.

- **Related party transactions**

The following companies are qualified as related parties:

Proportionately consolidated companies

- *Nikon-Essilor joint venture in Japan, 50%-owned by Essilor and 50% by Nikon.*
  Nikon-Essilor distributes certain Essilor projects in the Japanese market, while Essilor distributes certain Nikon-Essilor products under the Nikon brand, mainly in Europe.
- Essilor Korea joint venture, 50%-owned by Essilor and 50% by the South Korean group Samyung Trading.
  Essilor Korea distributes certain Essilor products in the South Korean market, while Essilor distributes in the European market certain products manufactured by Chemiglas, Essilor Korea's subsidiary.

Associates:

- Bacou Dalloz subgroup, in which Essilor holds a 15.11% interest corresponding to 24% of the voting rights.
  Transactions between Essilor and Bacou Dalloz are not material.
- Vision Web, 44%-owned by Essilor.
  Essilor of America laboratories use the Vision Web ordering system.
- Transitions subgroup, 49%-owned by Essilor.
  Essilor sells stock lenses to Transitions for transformation into photochromic lenses. The Company also distributes Transitions products in all of its networks.

Related party balances and transactions:

€ thousands	2005 – IFRS	2004 – IFRS
Product sales	139,165	128,533
Product purchases	(327,165)	(296,126)
Trade receivables	31,473	26,500
Trade payables	52,928	41,468

NOTE 31. SUBSEQUENT EVENTS

- Acquisitions

In India, Essilor India, a subsidiary of Essilor International, and India's GKB Rx Lens Private Ltd entered into a joint-venture agreement through which Essilor India acquired a 50% interest in GKB's prescription laboratory and lens wholesaling business. The agreement includes an option to increase Essilor's stake in the future.. A pioneer in the Indian ophthalmic lens industry, GKB Rx Lens Private Ltd is has developed a network of eight prescription laboratories, with $10 million in annual revenues.
The agreement will enable Essilor to enhance its presence in India and leverage its multi-channel strategy in the prescription segment through a second network that will operate alongside the seven proprietary Essilor laboratories and the other Essilor partnerships.
With solid positions in all of the country's leading cities, Essilor is today number one in India's fast growing plastic and progressive lens market.

In the United States, Essilor has acquired:
- Eye Care Express Lab Inc. based in Houston, Texas, representing annual revenue of $3.9 million.
- Accu Rx, based in Johnston, Rhode Island, with annual revenue of $5.8 million.

In Canada, Essilor acquired a majority interest in SDL, an independent laboratory in Quebec with revenue of $2.8 million. The acquisition will allow Essilor Canada to broaden its service strategy.

In Romania, Essilor acquired Varirom, its local distributor, representing revenue of €2.3 million.

- Buyback of 780,000 convertible bonds (OCEANE)

On February 28, 2006, Essilor bought back 780,000 convertible bonds (OCEANE) due 2010, representing 13% of the initial issue, for €57.5 million. There are now 5,259,749 convertible bonds (OCEANE) outstanding.

This transaction is part of the strategy deployed since 2003 to reduce dilution from equity instruments in the balance sheet. Until now, this active management strategy has always involved buying back shares to offset dilution from stock option plans.

Because the convertible bonds (OCEANE) are convertible at a price of €53.55, the 26.80% rise in Essilor's share price in 2005 made conversion increasingly probable.
The Company therefore decided to buy back 780,000 convertible bonds (OCEANE). Compared to share buybacks, this has the added advantage of reducing interest expense and improving the balance sheet structure.
Moreover, as the buyback concerned less than 20% of the outstanding bonds, it will not have a material impact on the issue's liquidity.

The impact on the buyback on the 2006 consolidated financial statements will be as follows:
- Impact on profit: €1.1 million decrease.
- Impact on equity: €13.8 million decrease.
- Net debt: €14.9 million increase.

In addition, annual interest costs on the convertible bonds (OCEANE) will be around €1.7 million lower.

NOTE 32. LIST OF FULLY-CONSOLIDATED COMPANIES

Company	Country	% voting rights	% interest
FRANCE			
Barbara	France	100	100
BBGR	France	100	100
BNL Eurolens	France	100	100
Delamare Sovra	France	100	100
Essidev	France	100	100
Invoptic	France	100	100
JD Montage	France	100	100
Novisia	France	100	100
Optim	France	100	100
TAO	France	100	100
EUROPE			
BBGR GmbH	Germany	100	100
Essilor GmbH	Germany	100	100
Rupp & Hubrach Optik Gmbh	Germany	100	100
Essilor Austria Gmbh	Austria	100	100
Essilor Belgium S.A.	Belgium	100	100
Essilor Danmark A.S.	Denmark	100	100
BBGR Lens Iberia S.A.	Spain	100	100
Essilor Espana S.A.	Spain	100	100
Essilor OY	Finland	100	100
BBGR United Kingdom	United Kingdom	100	100
Essilor Ltd	United Kingdom	100	100
Essilor European Shared Service Center Ltd.	United Kingdom	100	100
Essilor Optika Kft	Hungary	100	100
Essilor Ireland (branch)	Ireland	100	100
Essilor Ireland (Sales) Ltd	Ireland	100	100
Organic Lens Manufacturing (branch)	Ireland	100	100
ATR MEC Optical Milano s.r.l.	Italy	100	100
Essilor Italia S.p.A.	Italy	100	100
LTL S.p.A.	Italy	100	100
Optilens Italia s.r.l.	Italy	100	100
Essilor Norge A.S.	Norway	100	100
Essilor Nederland BV	Netherlands	100	100
Essilor Nederland Holding BV	Netherlands	100	100
Holland Optical Corp. BV	Netherlands	100	100
Holland Optical Instruments BV	Netherlands	74	74
Essilor Optical laboratory Polska Sp. Z.o.o.	Poland	100	100
Essilor Polonia	Poland	100	100
Essilor Portugal	Portugal	100	100
Essilor AB	Sweden	100	100
BBGR Svenska AB	Sweden	100	100
Essilor (Suisse) S.A.	Switzerland	100	100
Vaco Holding S.A.	Switzerland	100	100
Essilor Optika Spol s.r.o.	Czech Republic	100	100
NORTH AND CENTRAL AMERICA			
Aries Optical Ltd.	Canada	100	100
BBGR Optique Canada Inc.	Canada	100	100
Canoptec Inc.	Canada	100	100
Custom Surface Ltd.	Canada	100	100
Eastern Optical Laboratories Ltd.	Canada	100	100
Essilor Canada Ltd.	Canada	100	100
Groupe Vision Optique	Canada	100	100
K & W Optical Ltd.	Canada	100	100
Metro Optical Ltd.	Canada	100	100
Morrison Optical	Canada	100	100
OK Lenscraft Laboratories Ltd.	Canada	100	100
OPSG Ltd.	Canada	100	100
Optical Software Inc	Canada	100	100
Optique de l'Estrie Inc.	Canada	100	100
Optique Lison Inc.	Canada	100	100
Perspectics	Canada	100	100
Pioneer Optical Inc.	Canada	100	100
Pro Optic Canada Inc.	Canada	100	100
R & R Optical Laboratory Ltd.	Canada	100	100
21st Century Optics Inc.	United States	100	80

Company	Country	% voting rights	% interest
Dunlaw Optical Laboratories Inc.	United States	100	80
ELOA California Acquisition Corp.	United States	100	100
EOA Investment Inc.	United States	100	100
Essilor Latin America & Caribbean Inc.	United States	100	100
Essilor Laboratories of America Corporation	United States	100	100
Essilor Laboratories of America Holding Co Inc.	United States	100	100
Essilor Laboratories Of America Holding II	United States	100	100
Essilor Laboratories of America, Inc (incl. US Laboratories)	United States	100	100
Essilor Laboratories of America, LP (incl. Avisia, Omega, Duffens)	United States	100	100
Essilor of America Holding Co Inc.	United States	100	100
Essilor of America Inc.	United States	100	100
Focus Optical Labs, Inc	United States	100	80
Gentex Optics Inc.	United States	100	100
Jorgenson Optical Supply Cy.	United States	100	80
MGM	United States	100	80
Midland Optical	United States	100	80
Nassau Lens Co Inc.	United States	100	100
NOA	United States	100	100
Omega Optical General Inc.	United States	100	100
Omega Optical Holdings Inc.	United States	100	100
Opal Lite Inc.	United States	100	80
Optical One	United States	100	80
Optical Suppliers Inc. (Hawaii)	United States	100	80
Optifacts Inc.	United States	100	100
Select Optical Inc.	United States	100	80
Sofi de Chihuahua	United States	100	100
Speciality Lens Corp.	United States	100	100
Stereo Optical Co. Inc.	United States	100	100
Tri Supreme Optical LLC	United States	100	80
Vision-Craft Inc.	United States	100	80
Essilor Mexico	Mexico	100	100
Vision Center S.A. de C.V.	Mexico	100	100
OTHER			
Essilor South Africa (Pty) Ltd.	South Africa	100	100
Essilor Argentine S.A.	Argentina	100	100
City Optical Pty Ltd.	Australia	50	50
Essilor Australia Pty Ltd.	Australia	100	100
Essilor Laboratory South Australia Pty Ltd.	Australia	100	100
Essilor Laboratories of Australia Pty Ltd.	Australia	100	100
Essilor Laboratory Western Australia	Australia	100	100
Essilor Lens Australia Pty Ltd.	Australia	100	100
Hobart Optical	Australia	51	51
Brasilor Participacoes Sc Ltda.	Brazil	100	100
Essilor Da Amazonia Industria e Commercio Ltda.	Brazil	100	100
Multi Optica Distribuidora Ltda.	Brazil	100	100
Sudop Industria Optica Ltda.	Brazil	100	100
Shanghai Essilor Optical Co. Ltd.	China	100	100
Essilor Hong Kong	Hong Kong	100	100
Beauty Glass Pvt Ltd.	India	88	88
Delta Lens Pvt Ltd	India	51	51
Essilor India Pvt Ltd (ex-Esssilor SRF Optics Ltd)	India	100	100
Essilor Manufacturing India Pvt Ltd (ex- Indian Ophthalmic LensesManufacturing Co.)	India	100	100
Vijay Vision Pvt Ltd.	India	88	88
P.T. Essilor Indonesia	Indonesia	100	100
P.T Essilor Technology Centre Indonesia	Indonesia	70	70
Essilor Malaysia Sdn Bhd	Malaysia	100	100
Direct Optical Supplies New Zealand Ltd.	New Zealand	100	100
Essilor Laboratories New Zealand Ltd. (ex OHL Lenses Ltd)	New Zealand	100	100
Essilor New Zealand Ltd.	New Zealand	100	100
Xtra Vision Ltd.	New Zealand	100	100
Essilor Manufacturing Philippines Inc.	Philippines	100	100
Optodev	Philippines	100	100
Essilor Asia Pacific Pte Ltd.	Singapore	100	100
ETC South East Asia Pte Ltd.	Singapore	70	70
Plasticplus Pte Ltd.	Singapore	92	92
Essilor Manufacturing (Thailand) Co Ltd.	Thailand	100	100

NOTE 33. LIST OF PROPORTIONATELY-CONSOLIDATED COMPANIES

Company	Country	% voting rights	% interest
Nikon Optical Canada Inc.	Canada	50	50
Tech-Cite Laboratories Co Ltd*	Canada	25	25
Chemilens	China	50	43
Chemiglas	South Korea	50	43
Essilor Korea	South Korea	50	50
Aichi Nikon Company	Japan	50	50
Nasu Nikon Company	Japan	50	50
Nikon-Essilor Co Ltd	Japan	50	50
Nikon Optical United Kingdom	United Kingdom	50	50

*50%-owned by Nikon Optical Canada.

Combined contribution of proportionately consolidated companies

€ thousands	December 31, 2005	December 31, 2004
Intangible assets and property, plant and equipment, net	40,610	37,756
Other non-current assets	4,613	3,104
Current assets	50,565	39,612
Non-current liabilities	5,317	3,949
Current liabilities	18,493	17,323

NOTE 34. LIST OF ASSOCIATES

Company	Country	% voting rights	% interest
Transitions subgroup			
Transitions Optical Pty Ltd	Australia	49	49
Transitions Optical Do Brazil Limitada	Brazil	49	49
Transitions Optical Inc	United States	49	49
Transitions Optical Limited	Ireland	49	49
Transitions Optical Holdings BV	Netherlands	49	49
Transitions Optical Philippines Inc	Philippines	49	49
Transitions Optical Thailande	Thailand	49	49
Bacou Dalloz subgroup	France	24	15
Vision Web	United States	44	44

NOTE 35. LIST OF NON-CONSOLIDATED COMPANIES

- **Combined financial data for non-consolidated companies**

Combined financial data for the main non-consolidated companies held by consolidated companies are as follows:

€ thousands	Equity	Revenue	Net profit (loss)	Carrying amount of the shares	
				Gross	Net
Total non-consolidated companies	17,491	22,241	(1,987)	38,007	16,313

Note: As allowed under paragraph 11 of Article 24 of French decree 83.1020 of November 29, 1983, detailed information by subsidiary is not provided as its disclosure would be prejudicial to the Company's interests.

- **List of non-consolidated companies**

Company	Country	% voting rights
FRANCE		
Distrilens	France	100
OMI	France	100
Optical Supply of Europe	France	100
Varilux University	France	100
VIP	France	100
EUROPE		
Essilor Logistik GmbH	Germany	100
Essilor Optika D.o.o	Croatia	100
AVS	Spain	25
Oftalma s.r.l.	Italy	100
Fulber BV	Netherlands	100
OOO "Essilor Optika"	Russia	100
Essilor Slovakia s.r.o.	Slovakia	100
Essilor D.o.o.	Slovenia	100
NORTH AMERICA		
Essilor Transfer Corporation	United States	100
Micro Optical	United States	20
Nikon Optical US	United States	50
REST OF WORLD		
Tianjing vx Technical School	China	100
Vision Web Hong Kong	Hong Kong	100
Transition Optical India	India	49
Essilor Japan K.K.	Japan	100
Transition Optical Japan	Japan	49
Optical Laboratories NZ Limited	New Zealand	20
Essilab Philippines Inc	Philippines	40
Eyeland	Philippines	49
Optoland	Philippines	100
Unique Ophtalmic	Singapore	80
Groupe Polilyte Asia Pacific	Singapore	51
Polilyte Taiwan	Taiwan	12
Central Essilor Co Ltd	Thailand	35

The Auditors' report on the consolidated financial statements is presented in section 20.4.1.1. of this Reference Document.

20.3.2. 2005 Company financial statements and notes

20.3.2.1 Key financial data, year ended December 31, 2005

(€ thousands, except for per share data)	2005	2004	2003
INCOME STATEMENT			
Revenue	670,959	658,024	650,196
Operating profit	71,493	63,288	61,732
Profit before non-operating items and tax	179,654	178,700	156,081
Net profit	163,519	163,638	143,803
BALANCE SHEET			
Share capital	36,122	36,159	35,959
Equity	1,220,944	1,143,281	1,023,367
Net debt	42,526	24,855	141,342
Non-current assets, net	1,328,461	1,209,775	1,167,735
Total assets	2,176,342	2,062,560	1,988,911
Dividend per share	0.94	0.76	0.56

Essilor International recorded 2% revenue growth in 2005.
Lens sales in the French market rose less than in previous years, while instrument sales grew significantly. Logistics center revenues from deliveries to subsidiaries were adversely affected by the relative weakness of European markets and by a reduction in the transfer prices applied to certain subsidiaries. Sales by the Puerto Rican branch continued to decline, due to lower 1.5-index lens unit sales in the United States.

Operating profit rose nearly 13%.
The very favorable product mix in France, increased revenues from subsidiaries – corresponding to royalties for the use of production processes owned by Essilor International and fees for the use of computer applications developed by the Company for the entire Group – and tight overall control over operating costs more than offset the increase in payroll costs and lower profits from the Puerto Rican branch.

Net interest income declined slightly despite an improvement in the Company's cash position and stable dividend income from subsidiaries, reflecting significant write-downs of investments in certain subsidiaries, particularly the Mexican subsidiary, which struggled somewhat in 2005.

Income tax expense, which reflects changes in the components of pre-tax profit, was slightly higher than in 2004. Net profit was stable compared to the prior-year, at €163.5 million.

20.3.2.2. Income statement, year ended December 31, 2005

€ thousands	Note	2005	2004	2003
Revenue	2	670,959	658,024	650,196
Production transferred to inventory		(3,308)	(4,952)	(11,288)
Production of assets for own use		4,570	4,417	2,663
PRODUCTION		**672,221**	**657,489**	**641,571**
Purchases of materials and change in inventory		266,853	262,924	265,434
Other purchases		174,288	171,015	164,007
ADDED VALUE		**231,080**	**223,550**	**212,130**
Taxes, other than income tax		18,058	15,660	15,235
Personnel expenses		204,165	191,062	181,768
EBITDA		**8,858**	**16,827**	**15,127**
Depreciation, amortization and provisions, net	11	(3,727)	(13,918)	(6,694)
Other income (expenses), net		66,363	60,378	53,299
OPERATING PROFIT		**71,493**	**63,288**	**61,732**
NET INTEREST INCOME	3	108,161	115,412	94,349
PROFIT BEFORE NON-OPERATING ITEMS AND TAX		**179,654**	**178,700**	**156,081**
NET NON-OPERATING INCOME (EXPENSE)	4	723	(1,933)	(1,668)
Income tax expense	5	16,858	13,129	10,611
NET PROFIT	**15**	**163,519**	**163,638**	**143,803**

20.3.2.3. Balance sheet at December 31, 2005

ASSETS

€ thousands	Note	2005			2004	2003
		Cost	**Depreciation amortization provisions**	**Net**	**Net**	**Net**
Intangible assets	**6**	73,241	31,041	42,200	18,546	20,269
Property, plant and equipment	**7**	242,239	157,322	84,917	65,468	56,784
Investments and other non-current assets	**8**	1,253,552	52,208	1,201,344	1,125,760	1,090,681
Non-current assets, net		**1,569,032**	**240,571**	**1,328,461**	**1,209,775**	**1,167,735**
Inventories	**9.1**	79,894	20,475	59,419	63,004	71,689
Supplier prepayments		6,110	8	6,102	5,160	5,020
Trade receivables	**9.2**	160,813	1,749	159,064	145,696	151,153
Other operating receivables	**9.2**	17,286		17,286	14,777	17,315
Other receivables	**9.2**	35,697	702	34,996	30,438	28,049
Marketable securities	**9.3**	550,239		550,239	566,829	514,315
Bond redemption premiums	**12.2**	6,004		6,004	8,940	12,458
Cash and cash equivalents		9,875		9,875	11,100	10,301
Prepaid expenses	**9.4**	4,860		4,860	6,536	8,940
Current assets		**870,778**	**22,934**	**847,844**	**852,480**	**819,239**
Deferred charges	**9.4**			0	0	1,240
Conversion losses		36		36	306	698
Total assets		**2,439,847**	**263,505**	**2,176,342**	**2,062,560**	**1,988,911**

EQUITY AND LIABILITIES (before appropriation of profit)

€ thousands	Note	2005	2004	2003
Share capital	**10.1**	36,122	36,159	35,959
Additional paid-in capital		203,771	212,449	194,091
Legal reserve		3,616	3,596	3,594
Untaxed reserves			845	
Other reserves		800,008	711,172	649,172
Retained earnings		3,752	6,786	(12,330)
Net profit		163,519	163,638	143,803
Investment grants		41	10	14
Untaxed provisions		9,813	10,696	9,816
Cumulative translation adjustment		302	(2,070)	(752)
Equity (before appropriation of profit)	**10.2**	**1,220,944**	**1,143,281**	**1,023,367**
Provisions for contingencies and charges	**11.1**	**55,305**	**60,460**	**52,362**
Convertible bonds	**12.2**	325,685	325,711	325,698
Other bonds		125,010	125,283	125,845
Bank borrowings		151,626	151,337	214,088
Other borrowings		318	454	327
Total borrowings	**12**	**602,640**	**602,785**	**665,958**
Advances and deposits from customers				
Trade payables	**12.1**	101,984	82,202	90,381
Accrued taxes and personnel expenses	**12.1**	45,584	38,307	36,758
Other operating liabilities	**12.1**	66,949	64,063	59,710
Miscellaneous liabilities	**12.1**	82,261	70,278	58,997
Deferred income		431	1,082	1,179
Total liabilities		**297,210**	**255,934**	**247,025**
Conversion gains		244	103	198
Total equity and liabilities		**2,176,342**	**2,062,560**	**1,988,911**

20.3.2.4. Statements of cash flows, year ended December 31, 2005

€ thousands	2005	2004	2003
Cash flow	203,350	199,762	173,073
Change in working capital*	24,809	24,711	20,346
Net cash from operating activities	**228,159**	**224,473**	**193,419**
Capital expenditure	(66,190)	(25,362)	(24,049)
Deferred charges	0	(272)	(841)
Acquisitions of shareholdings and new loans extended	(1,560,748)	(1,206,926)	(1,178,888)
Disposals of assets	(4,764)	7,333	7,235
Repayment of loans	1,468,516	1,160,687	1,066,851
Net cash used in investing activities	**(163,185)**	**(64,540)**	**(129,692)**
Proceeds from issue of share capital	279	480	300
Increase in reserves	(6,412)	16,760	22,293
Dividends paid	(77,452)	(61,841)	(58,837)
Repayment of borrowings	(43)	(60,007)	(2,053)
New borrowings raised	54	134	309,953
Net cash (used)/provided by financing activities	**(83,574)**	**(104,474)**	**271,656**
Change in cash and cash equivalents	(18,600)	55,459	335,383
Cash and cash equivalents at January 1	577,168	521,709	186,326
Cash and cash equivalents at December 31	**558,568**	**577,168**	**521,709**

Cash and cash equivalents correspond to cash and short-term deposits, less short-term bank loans and overdrafts

***Change in working capital**

€ thousands	2005	2004	Change
Advance payments to suppliers	6,102	5,160	(942)
Inventories and work in progress	59,419	63,004	3,585
Operating receivables	176,350	160,473	(15,877)
Other receivables	34,996	30,438	(4,558)
Accrued interest on loans and dividends receivable	258	432	174
Advances and deposits from customers			
Operating liabilities	(214,517)	(184,573)	29,944
Miscellaneous liabilities	(82,261)	(70,278)	11,983
Accrued interest	(5,439)	(6,375)	(936)
Deferred income, prepaid expenses and conversion gains and losses	4,221	5,657	1,436
	(20,871)	**3,938**	**24,809**

The Auditors' report on the Company financial statements is presented in Section 20.4.1.3 of this Reference Document.

20.3.2.5. Notes to the parent company financial statements for the year ended December 31, 2005

The balance sheet at December 31, 2005 shows total assets of €2,176,342 thousand and the income statement for the year then ended shows net profit of €163,519 thousand.

The financial statements cover the 12-month period from January 1 to December 31, 2005.

The parent company is Essilor International ("Essilor").

In the following notes, all amounts are stated in thousands of euros.

SIGNIFICANT EVENTS OF THE YEAR

Essilor International turned in a good performance in France in 2005. However, revenue from lens deliveries by the logistics center to the European distribution entities was only slightly higher, reflecting weak growth in demand in the European markets.
The Puerto Rican branch continued to suffer from lower unit sales of Orma lenses in the US market.
The Company's employee benefit obligations were fully provided for at the year-end.
As part of its external growth strategy, Essilor International acquired several companies during the year: OMI, a distributor with a prescription laboratory in Guadeloupe (100% interest); MGM Optical Laboratory in Puerto Rico (80% interest); and Polylite Asia Pacific, a company that owns several laboratories in Taiwan, Hong Kong and China (51% interest).
The Company also acquired a stake in AVS, a company based in Spain that manages a rehabilitation center for people suffering from visual deficiency. Following the merger with FRED in 2005, BNL Eurolens is now a direct subsidiary of Essilor International.
The Company also purchased brands and patents from Johnson & Johnson in 2005, gaining access to a new manufacturing technology called free-form technology.
Essilor International also exercised its purchase option on the building at Charenton Le Pont when the finance lease expired in November 2005.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.1. GENERAL INFORMATION

The Company financial statements have been prepared in accordance with the French 1999 General Accounting Plan and generally accepted accounting principles.

1.2. INTANGIBLE ASSETS

Intangible assets correspond primarily to purchased goodwill, concessions, patents, licenses and software. They are stated at cost and amortized by the straight-line method over 3 to 10 years. Legally-protected purchased goodwill is not amortized.
In accordance with new standards relating to assets applicable from January 1, 2005, internally generated brands are no longer recognized as intangible assets. The effect of this change of method was recognized in opening equity at that date, in the amount of €1,382 thousand.

1.3. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at acquisition or production cost. Assets acquired prior to December 31, 1976 which were included in the 1978 legal revaluation are stated at revalued cost.

Depreciation of property, plant and equipment is calculated on a straight-line basis over the estimated useful lives of the assets.
In accordance with the new standards relating to assets applied prospectively as from January 1, 2005, property, plant and equipment purchased after that date are recognized and depreciated by the components method. The effect of this change in policy was not material because the Company already used a components-based system to account for property, plant and equipment and depreciation periods were updated in 2002/2003. In addition, a significant proportion of the assets concerned consist of machines with a low unit cost.

Buildings	20 to 33 years
Building improvements	7 to 10 years
Industrial machinery, equipment and tools	3 to 20 years
Other	3 to 10 years

Differences between straight-line depreciation and reducing balance depreciation charged for tax purposes are included in untaxed provisions on the liabilities side of the balance sheet.

1.4. INVESTMENTS

Shares in subsidiaries and affiliates are stated at acquisition cost. The cost of investments acquired prior to December 31, 1976, which were included in the 1978 legal revaluation, corresponds to revalued cost. The revaluation difference originally credited to reserves was transferred to the capital account in 1980.
At each period-end, the carrying amount of investments is compared to their fair value. The fair value of listed shares is determined by reference to the market price and that of unlisted shares is estimated on the basis of market values for similar companies, recent transactions or discounted future cash flows. A provision for impairment is recorded if necessary.

1.5. INVENTORIES AND WORK IN PROGRESS

Raw materials and goods inventories are stated at weighted average cost. Finished products, semi-finished products and work in progress are stated at production cost.
Provisions are recorded against inventories, taking into account market prices, sales prospects and the risk of obsolescence.

1.6. RECEIVABLES AND PAYABLES

Receivables and payables in euros are stated at their nominal value. Foreign currency receivables and payables are converted into euros at the year-end exchange rate or the hedging rate. Provisions are recorded to cover any risk of non-recovery, based on the age of receivables.

1.7. MARKETABLE SECURITIES

Marketable securities, consisting primarily of Sicav and FCP mutual funds and certificates of deposit, are stated at cost.
A provision is recorded if the net asset value of the units represents less than their cost. This item also includes treasury shares acquired under the Company's liquidity contract.

1.8. FINANCIAL INSTRUMENTS

Financial instruments are used only to hedge risks on commercial transactions and identified foreign currency receivables and payables. They include forward exchange contracts and currency options.
The Company uses financial instruments solely for hedging purposes. All currency transactions are subject to pre-determined position limits which are designed to optimize the protection afforded by the hedges.
The Company's interest rate management policy consists of hedging interest rate risks.
Gains and losses on currency instruments are recognized in the year in which they arise. They are based on the forward rate at the balance sheet date for the remaining period to maturity. If hedging positions at the year-end exceed the currency positions reflected in the balance sheet, a provision is recorded for the estimated cost of unwinding the hedges.

1.9. FOREIGN CURRENCY TRANSACTIONS

Substantially all foreign currency transactions are hedged and are converted into euros at the hedging rate.
Foreign currency receivables and payables are converted at the hedging rate or the year-end rate if they are not hedged. Foreign currency bank balances are converted at the month-end exchange rate.

1.10. PENSIONS AND OTHER POST-RETIREMENT BENEFITS

For employees
The Company's obligations for length-of-service awards payable to employees on retirement are funded under an insured plan. The difference between the projected benefit obligation and the fair value of plan assets is covered by a provision. The projected benefit obligation takes into account years of service, mortality and staff turnover rates, future salary levels and an appropriate discount rate.
The Company's obligations for the payment of top-hat pensions to managers and certain other long-serving employees are funded under an insured plan (see note 13.4).
The unfunded portion of these supplementary pension benefit obligations is covered by a provision.

For senior executives
See the section on Corporate Governance.

1.11. TRANSLATION OF THE FINANCIAL STATEMENTS OF THE FOREIGN BRANCH

The financial statements of the foreign branch, Essilor Industries – which is considered as representing an independent entity – are translated into euros as follows:
- Income statement items are translated at the average hedging rate for the year.
- Balance sheet items are translated at the exchange rate ruling on December 31, except for:
    - Reserves, which are translated at the historical rate
    - Net profit, which is translated at the hedging rate

The difference arising on translation is recorded in equity under "Cumulative translation adjustment".

1.12. CORPORATE INCOME TAX (GROUP RELIEF)

Essilor International files a consolidated tax return with BBGR, Optim, VIP, Invoptic, Varilux University, Novisia, Essidev, OSE, Barbara, BNL Eurolens and TAO and pays the corporate income tax due by the tax group.
Each company in the tax group records the income tax charge that would apply if it were not a member of the tax group. This has no impact on the parent company accounts.
In 2005, the corporate income tax due by the tax group amounted to €21,755 thousand.

1.13. RECOGNITION AND MEASUREMENT OF PROVISIONS

Untaxed provisions
These mainly comprise provisions for excess tax depreciation.

Provisions for warranties and returned items
A provision is set up at the time of sale to cover the estimated cost of guaranteeing corrective lenses and optical instruments.

Provisions for treasury shares
Essilor International shares held by the Company for allocation on exercise of stock options are carried at cost under "Other long-term investments". Where appropriate, a provision is recorded to cover the difference between the option exercise price and the weighted average price at the year-end.

Provisions for other contingencies and charges
These provisions are set up to cover any other commitments that are outstanding at the year-end.

NOTE 2: REVENUE

Net revenue by business segment

€ thousands

2005	France	Export	Total	% change /04
Corrective lenses	281,168	220,300	501,469	0.37%
Optical instruments	27,161	49,594	76,755	5.96%
Industrial equipment	3,389	44,661	48,051	7.95%
Other	12,736	31,948	44,684	7.76%
Total	**324,455**	**346,504**	**670,959**	**1.97%**

€ thousands

2004	France	Export	Total	% change /03
Corrective lenses	273,233	226,372	499,605	0.81%
Optical instruments	24,879	47,562	72,441	1.19%
Industrial equipment	6,598	37,913	44,511	(19.70%)
Other	12,089	29,379	41,467	50.27%
Total	**316,799**	**341,225**	**658,024**	**1.20%**

€ thousands

2003	France	Export	Total	% change /02
Corrective lenses	258,096	237,484	495,580	2.76%
Optical instruments	23,164	48,428	71,592	(3.38%)
Industrial equipment	11,310	44,118	55,428	2.19%
Other	8,604	18,992	27,596	2.24%
Total	**301,174**	**349,022**	**650,196**	**1.98%**

Breakdown between intercompany and external sales, France and export.

€ thousands	2005	2004	2003	% change 05/04
France				
Intercompany	44,152	45,462	51,282	(2.88%)
External	280,303	271,337	249,892	3.30%
Sub-total	324,455	316,799	301,174	2.42%
Export				
Intercompany	292,845	286,139	289,096	2.34%
External	53,659	55,086	59,926	(2.59%)
Sub-total	346,504	341,225	349,022	1.55%
Total	**670,959**	**658,024**	**650,196**	**1.97%**

NOTE 3: NET INTEREST INCOME

3.1. NET INTEREST INCOME

€ thousands	2005	2004	2003
Interest expense	(14,897)	(17,947)	(17,609)
Dividend and interest income	152,823	145,553	123,777
Net discounts	(2,705)	(2,551)	(2,169)
Provisions for losses on subsidiaries	(24,780)	(11,066)	(12,963)
Exchange gains and losses	972	(491)	913
Other	(3,253)	1,912	2,400
Total	**108,161**	**115,412**	**94,349**

3.2. RELATED PARTY TRANSACTIONS

€ thousands	Net amounts concerning			
	Related parties	Other companies with which Essilor has capital ties	Other	Total
INCOME STATEMENT				
Interest expense	21,507		34,167	55,674
Interest income	113,135	30,633	20,068	163,836

NOTE 4: NON-OPERATING INCOME AND EXPENSE

€ thousands	2005	2004	2003
Revenue transactions	**(6,908)**	**(2,124)**	**(6,018)**
Other income and expenses from revenue transactions	(2,797)	(1,129)	(5,445)
Restructuring costs	(4,110)	(996)	(573)
Capital transactions	**(6,149)**	**(23,298)**	**5,818**
Disposals of investments	(5,425)	(23,574)	(961)
Other income and expenses from capital transactions	(724)	277	6,779
Provision movements	**13,780**	**23,489**	**(1,468)**
Tax provisions	3,206	1,557	(1,944)
Restructuring provisions	4,903	(1,752)	621
Provisions for impairment in value of intangible assets			
Provisions for impairment in value of investments	5,440	24,303	1,121
Other	231	(620)	(1,265)
Total	**723**	**(1,933)**	**(1,668)**

NOTE 5: INCOME TAX EXPENSE

5.1. PROFIT BEFORE ENTRIES RECORDED FOR TAX PURPOSES

€ thousands	2005	2004	2003
Net profit	163,519	163,638	143,803
Income tax expense	16,858	13,129	10,611
Pre-tax profit	180,377	176,767	154, 414
Change in untaxed provisions	(883)	880	1,784
Profit before tax and entries recorded for tax purposes	179,494	177,647	156,198

Profit for 2005 includes €125.52 million worth of dividends and €32 million worth of royalties that are taxed at a reduced rate.

5.2. ANALYSIS OF INCOME TAX EXPENSE

Income tax expense breaks down as follows between operating and non-operating items:

€ thousands

	Before tax	Tax	After tax
2005			
Operating profit after interest	179,654	(17,099)	162,555
Net non-operating income	723	241	964
Net profit			**163,519**

	Before tax	Tax	After tax
2004			
Operating profit after interest	178,700	(13,712)	164,988
Net non-operating expense	(1,933)	583	(1,350)
Net profit			**163,638**

	Before tax	Tax	After tax
2003			
Operating profit after interest	156,081	(12,530)	143,551
Net non-operating expense	(1,668)	1,920	252
Net profit			**143,803**

5.3. DEFERRED TAXES

ASSETS

€ thousands	2005	2004	2003
Provisions for vacation pay*	9,424	9,043	9,873
CSS surtax	1,192	1,141	887
End-of-career paid leave	4,237	3,797	
Impact of the "Fillon" Pension Reform Act	1,694	935	
Length-of-service awards payable on retirement	11,548	10,170	11,956
Convertible bonds (amortization of redemption premiums)	8,431	5,495	1,977
Other	912	3,071	1,104
Total	**37,438**	**33,651**	**25,797**
Unrecognized deferred tax asset (34.43% tax rate)	12,890	11,754	9,143

(*) The Company has elected to apply the provisions of Article 8 of the 1987 French Finance Act, allowing the deduction of vacation pay on a cash basis. The provision is therefore not deductible, giving rise to a future tax saving.

LIABILITIES

No deferred taxes are recognized in the balance sheet. Recognition of deferred taxes on timing differences would have the effect of increasing income tax expense by €3,393 thousand as follows:

€ thousands	At Dec. 31, 2003	Increase 2004	Decrease 2004	At Dec. 31, 2004	Increase 2005	Decrease 2005	At Dec. 31, 2005
Provisions for:							
Excess tax depreciation	9,816	3,565	2,684	10,696	4,670	5,554	9,813
Other	1,240	282	1,513	10	37	6	41
Total	11,056	3,847	4,197	10,706	4,707	5,560	9,854
Unrecognized deferred tax liability (34.43% tax rate)	3,918			3,739			3,393

NOTE 6: INTANGIBLE ASSETS

€ thousands	At January 1	Additions	Disposals	Other movements	Amortization and provisions	At December 31
2005						
Development costs	66	1,583				1,649
Concessions	48,757	27,546	12,278	2,196		66,221
Purchased goodwill	434					434
Other intangibles	3,363	3,684		(2,110)		4,937
Cost	**52,620**	**32,813**	**12,278**	**86**	**0**	**73,241**
Amortization and provisions	34,074				(3,033)	31,041
Net	**18,546**					**42,200**
2004						
Development costs		66				66
Concessions	46,117	1,708	375	1,307		48,757
Purchased goodwill	435					435
Other intangibles	1,691	2,646	22	(953)		3,363
Cost	**48,243**	**4,420**	**397**	**354**	**0**	**52,620**
Amortization and provisions	27,974				6,100	34,074
Net	**20,269**					**18,546**
2003						
Concessions	40,328	6,384	3,087	2,492		46,117
Purchased goodwill	435					435
Other intangibles	2,211	1,468	54	(1,933)		1,691
Cost	**42,974**	**7,852**	**3,141**	**559**		**48,243**
Amortization and provisions	25,169				2,805	27,974
Net	**17,805**					**20,269**

NOTE 7: PROPERTY, PLANT AND EQUIPMENT

€ thousands	At January 1	Additions	Disposals	Other movements	Depreciation and provisions	At December 31
2005						
Land	6,948	1,402				8,351
Buildings	79,492	6,734	2,153	6,361		90,434
Industrial machinery and equipment	79,197	11,131	6,803	4,684		88,209
Other	40,969	2,569	1,299	(1,525)		40,714
Assets under construction	9,416	10,659		(6,155)		13,920
Advance payments to suppliers	1,050	611		(1,050)		611
Cost	**217,072**	**33,105**	**10,255**	**2,315**		**242,238**
Depreciation and provisions	151,604				5,718	157,322
Net	**65,468**					**84,916**
2004						
Land	6,421	432	61	156		6,948
Buildings	75,324	2,530	338	1,977		79,492
Industrial machinery and equipment	74,422	7,362	3,874	1,287		79,197
Other	40,071	1,996	2,187	1,089		40,969
Assets under construction	6,606	8,417		(5,607)		9,416
Advance payments to suppliers	616	1,032		(598)		1,050
Cost	**203,459**	**21,768**	**6,459**	**(1,696)**		**217,072**
Depreciation and provisions	146,675				4,929	151,604
Net	**56,784**					**65,468**
2003						
Land	7,015	5	627	28		6,421
Buildings	74,273	1,973	6,045	5,124		75,325
Industrial machinery and equipment	74,040	4,960	2,083	(2,496)		74,421
Other	38,656	4,828	892	(2,522)		40,070
Assets under construction	4,732	5,396	19	(3,503)		6,606
Advance payments to suppliers	578	551	35	(478)		616
Cost	**199,294**	**17,713**	**9,701**	**(3,847)**		**203,459**
Depreciation and provisions	143,062				3,613	146,675
Net	**56,232**					**56,784**

NOTE 8: INVESTMENTS AND OTHER NON-CURRENT ASSETS

8.1. ANALYSIS

€ thousands	At January 1	Acquisitions	Disposals	Other movements	Provisions	At December 31
2005						
Shares in subsidiaries and affiliates	757,224	28,532	2,812	4,984		787,928
Loans to subsidiaries and affiliates	329,162	1,479,268	1,421,073	(4,553)		382,804
Other long-term investments	72,534	63,612	56,038			80,108
Loans	1,226	20	20			1,226
Other non-current assets	1,347	140	1			1,486
Cost	**1,161,493**	**1,571,572**	**1,479,944**	**431**		**1,253,552**
Provisions	35,733				16,475	52,208
Net	**1,125,760**					**1,201,344**
2004						
Shares in subsidiaries and affiliates	747,862	38,612	30,025	774		757,224
Loans to subsidiaries and affiliates	337,092	1,129,662	1,137,592			329,162
Other long-term investments	58,986	50,128	35,560	(1,019)		72,534
Loans	1,228		2			1,226
Other non-current assets	1,239	266	158			1,347
Cost	**1,146,407**	**1,218,668**	**1,203,338**	**(245)**		**1,161,493**
Provisions	55,725				(19,993)	35,733
Net	**1,090,681**					**1,125,760**
2003						
Shares in subsidiaries and affiliates	701,089	47,949	1,175	(1)		747,862
Loans to subsidiaries and affiliates	297,746	1,119,220	1,079,874			337,092
Other long-term investments	56,638	24,882	535	(21,999)		58,986
Loans	1,231		3			1,228
Other non-current assets	541	768	25	- 45		1 239
Cost	**1,057,245**	**1,192,819**	**1,081,612**	**(22,045)**		**1,146,407**
Provisions	51,475				4,250	55,725
Net	**1,005,770**					**1,090,682**

8.2. SUBSIDIARIES AND AFFILIATES

€ thousands									
Investments with a gross carrying value representing:	Share capital	Reserves	Book value		Loans and advances made by the Company	Guarantees given by the Company	Last published net revenue	Last published profit	Dividends received during the year
			Cost	Net					
More than 1% of the Company's capital									
French companies	80,273	640,838	180,367	172,839	3,700	25,397	910,264	65,615	29,215
International companies	186,616	498,699	605,761	563,053	341,757	172,491	2,875,836	234,147	95,319
Less than 1% of the company's capital									
French companies	80	1,560	80	80		657	13,934	1,269	1,000
International companies	17,795	7,206	1,719	1,527	8,289	9,423	170,727	18,700	116

Note: As allowed under paragraph 11 of Article 24 of Decree no. 83.1020 of November 29, 1983, detailed information by subsidiary is not provided as its disclosure would be prejudicial to the Company's interests.
Additional information is provided in the consolidated financial statements, by geographic area.

8.3. RELATED PARTY TRANSACTIONS

€ thousands	Net amounts concerning			
	Related parties	Other companies with which Essilor has capital ties	Other	Total
Investments (net)				
Shares in subsidiaries and affiliates	610,434	127,066		737,500
Loans to subsidiaries and affiliates	381,040	1,525		382,564
Total investments (net)	**991,474**	**128,591**	**0**	**1,120,064**

8.4. ANALYSIS OF LONG-TERM LOANS AND RECEIVABLES BY MATURITY

€ thousands	**2005**	**2004**	**2003**
More than one year	2,713	124,999	124,868
Less than one year	382,804	206,736	214,692
TOTAL	**385,517**	**331,735**	**339,560**

NOTE 9: CURRENT ASSETS

9.1. INVENTORIES AND WORK IN PROGRESS

€ thousands	2005	2004	2003
Raw materials and other supplies	37,983	34,853	34,022
Goods for resale	8,801	7,757	10,825
Finished and semi-finished products and work in progress	33,110	36,386	41,385
Sub-total	79,894	78,996	86,232
Provisions	(20,475)	(15,993)	(14,543)
Total	**59,419**	**63,003**	**71,689**

9.2. ANALYSIS OF OPERATING RECEIVABLES BY MATURITY

€ thousands	2005	2004	2003
More than one year	921		
Less than one year	218,985	199,233	205,342
Total	**219,906**	**199,233**	**205,342**

9.3. MARKETABLE SECURITIES

€ thousands	2005		2004		2003	
	Cost	Net	Cost	Net	Cost	Net
Sicav mutual funds	243,924	243,924	495,837	495,837	407,627	407,627
FCP mutual funds and money market securities			187	187	184	184
Quoted securities	4,818	4,818	449	449		
Currency options	760	760	572	572	508	508
Total	**249,502**	**249,502**	**497,046**	**497,046**	**408,319**	**408,319**

Market values of marketable securities other than certificates of deposit are as follows:

€ thousands	2005	2004	2003
Book value	249,502	497,046	408,319
Market value	249,482	497,226	408,390
Unrealized (loss)/gain	(20)	180	71

€ thousands	2005		2004		2003	
	Cost	Net	Cost	Net	Cost	Net
Certificates of deposit	300,738	300,738	69,784	69,784	105,995	105,995
Total certificates of deposit	**300,738**	**300,738**	**69,784**	**69,784**	**105,995**	**105,995**
Total marketable securities	**550,239**	**550,239**	**566,829**	**566,829**	**514,314**	**514,314**

9.4. ACCRUALS

Prepaid expenses € thousands	**2005**	**2004**	**2003**
Operating expenses	4,899	6,260	6,667
Interest expense	(39)	276	2,272
Total	**4,860**	**6,536**	**8,940**

Deferred charges € thousands	**2005**	**2004**	**2003**
Net at January 1		1,240	1,473
Additions		272	841
Amortization		1,513	1,074
Net at December 31	**0**	**0**	**1,240**

9.5. RELATED PARTY TRANSACTIONS

€ thousands	Net amounts concerning			
	Related parties	Other companies with which Essilor has capital ties	Other	Total
Current assets (net)				
Trade receivables	83,281	7,015	68,768	159,064
Other receivables	20,001		32,280	52,281
Total current assets (net)	**103,282**	**7,015**	**101,048**	**211,345**

9.6. ACCRUED INCOME

€ thousands	**2005**	**2004**	**2003**
Investments			
- Loans to subsidiaries and affiliates	3,323	166	197
Receivables			
- Trade receivables	8,443	7,080	7,219
- Other receivables	2,520	1,726	672
Total	**14,286**	**8,972**	**8,088**

NOTE 10: EQUITY

10.1. SHARE CAPITAL

	Number of shares					
	At January 1	Issued	Canceled	Exchanged	At December 31	Par value in €
Common stock	103,310 483	795,779	(900,000)	0	103,206,262	0.35
Preferred, non-voting stock	0	0	0	0	0	0
Total	**103,310,483**	**795,779**	**(900,000)**	**0**	**103,206,262**	**0.35**

	Number of shares					
o/w treasury stock	At January 1	Bought back	Canceled	Options exercised	Converted bonds (OCEANE)	At December 31
Treasury stock	1,372,788	985,523	(900,000)	(204,676)	(5)	1,253,630
Shares held in the liquidity account	10,000	60,000				70,000
Total	**1,382,788**	**1,045,523**	**(900,000)**	**(204,676)**	**(5)**	**1,323,630**

10.2. CHANGES IN EQUITY

€ thousands	**2005**	**2004**	**2003**
Before appropriation of profit			
Due to changes in structure:			
Total equity at January 1	1,143,281	1,023,367	953,900
Share capital	(36)	200	20
Additional paid-in capital	(8,679)	18,358	4,417
Legal reserve	20	2	56
Untaxed reserves	(845)	845	(1,435)
Other reserves	88,836	62,000	92,000
Retained earnings	(3 034) *	19,115	(18,146)
Other:			
Net profit	(119)	19,835	(5,443)
Investment grants	32	(5)	(6)
Untaxed provisions	(883)	881	1,784
Cumulative translation adjustment	2,372	(1,318)	(3,778)
Total	**1,220,944**	**1,143,281**	**1,023,367**

2005

The capital was increased to €36,122 thousand, corresponding to the net issuance of 795,779 common shares. A total of 345,532 shares were issued to the Essilor Corporate Mutual Fund, 450,247 shares were issued on exercise of stock options, and 900,000 shares held in treasury stock were canceled.

The new shares carried dividend and voting rights as from January 1, 2005.

In accordance with new standards relating to assets applicable from January 1, 2005, as of that date internally generated brands are no longer recognized as intangible assets. The effect of this change of method was recognized in opening equity at that date, in the amount of €1,382 thousand.

2004
The capital was increased to €36,159 thousand, corresponding to the net issuance of 570,375 common shares. A total of 382,842 shares were issued to the Essilor Corporate Mutual Fund, 987,533 shares were issued on exercise of stock options, and 800,000 shares held in treasury stock were canceled.
The new shares carried dividend and voting rights as from January 1, 2004.

2003
The capital was increased to €35,959 thousand, corresponding to the net issuance of 56,495 common shares. A total of 438,733 shares were issued to the Essilor Corporate Mutual Fund, 417,762 shares were issued on exercise of stock options, and 800,000 shares held in treasury stock were canceled.
The new shares carried dividend and voting rights as from January 1, 2003.

NOTE 11: PROVISIONS

11.1. PROVISIONS FOR CONTINGENCIES AND CHARGES

€ thousands	At January 1	Increases	Utilizations	Releases (surplus provisions)	At December 31
2005					
Provisions for pensions and other post-retirement benefits	28,769	2,421	385		30,804
Provisions for losses in subsidiaries and affiliates	9,007	3,611	3,422		9,196
Provisions for restructuring	8,182	8	4,110	801	3,279
Other	14,502	6,284	8,256	504	12,026
Total	**60,460**	**12,323**	**16,173**	**1,305**	**55,305**
2004					
Provisions for pensions and other post-retirement benefits	27,185	1,630	47		28,769
Provisions for losses in subsidiaries and affiliates	4,476	4,776	244		9,007
Provisions for restructuring	6,430	4,068	2,316		8,182
Other	14,206	9,243	6,223	2,725	14,502
Total	**52,297**	**19,717**	**8,830**	**2,725**	**60,460**
2003					
Provisions for pensions and other post-retirement benefits*	10,404	17,869	1,088		27,185
Provisions for losses in subsidiaries and affiliates	503	3,973			4,476
Provisions for restructuring	7,051		573	48	6,430
Other	10,512	9,016	4,782	475	14,271
Total	**28,470**	**30,858**	**6,442**	**523**	**52,362**

* 2003: the €17,869 thousand increase was charged against retained earnings.

The difference between the sum of the movements shown in the above table and the amount recorded in the income statement for depreciation, amortization and provisions corresponds to movements in depreciation, amortization and provisions charged against assets.

11.2. UNTAXED PROVISIONS

€ thousands	At January 1	Increases	Releases	At December 31
2005				
Untaxed provisions	**10,696**	**4,670**	**5,554**	**9,813**
Excess tax depreciation	10,696	4,670	5,554	9,813
2004				
Untaxed provisions	**9,816**	**3,565**	**2,684**	**10,696**
Excess tax depreciation	9,816	3,565	2,684	10,696
2003				
Untaxed provisions	**8,032**	**4,102**	**2,318**	**9,816**
Excess tax depreciation	8,032	4,102	2,318	9,816

11.3 PROVISIONS FOR IMPAIRMENT IN VALUE

€ thousands	At January 1	Increases	Releases	At December 31
2005				
Provisions for impairment in value	**54,889**	**42,587**	**22,335**	**75,141**
Inventories	15,993	20,475	15,993	20,475
Receivables	3,154	103	808	2,450
Shares in subsidiaries and affiliates	31,155	22,009	2,496	50,668
Other investments	4,579		3,038	1,540
Other	8			8
2004				
Provisions for impairment in value	**74,074**	**25,337**	**44,522**	**54,889**
Inventories	14,543	15,993	14,543	15,993
Receivables	3,797	627	1,270	3,154
Shares in subsidiaries and affiliates	50,360	8,485	27,690	31,155
Other investments	5,366	232	1,019	4,579
Other	8			8
2003				
Provisions for impairment in value	**68,075**	**30,248**	**24,249**	**74,074**
Inventories	13,398	14,543	13,398	14,543
Receivables	3,193	1,144	540	3,797
Shares in subsidiaries and affiliates	49,218	11,352	10,210	50,360
Other investments	2,258	3,209	101	5,366
Other	8			8

NOTE 12: LIABILITIES

12.1. MATURITIES OF LIABILITIES

€ thousands	2005	2004	2003
Due in less than one year	**421,066**	**262,308**	**316,478**
Borrowings	129,272	7,457	70,631
Operating liabilities	209,533	184,573	186,850
Other liabilities	82,261	70,278	58,997
Due in one to five years	**476,789**	**271,959**	**271,959**
Borrowings	473,368	271,959	271,959
Operating liabilities	3,421		
Other liabilities			
Due beyond five years	**1,563**	**323,368**	**323,368**
Borrowings		323,368	323,368
Operating liabilities	1,563		
Other liabilities			
Total	**899,418**	**857,635**	**911,805**

€ thousands	2005	2004	2003
Analysis by maturity (total liabilities)			
2002			
2003			
2004			316,478
2005		262,308	
2006	421,066	121,959	121,959
2007	150,855	150,000	150,000
2008	855		
2009	855		
2010	324,223	323,368	323,368
Beyond 2010	1,563		
Analysis by currency (borrowings)			
EUR	427,383	427,348	430,113
USD	175,257	175,436	235,845
GBP			

12.2. CONVERTIBLE BONDS

	2005	2004	2003
Number of bonds issued	6,040,212	6,040,212	6,040,212
Number of bonds converted	463	458	458
Number of bonds outstanding	6,039,749	6,039,754	6,039,754
Nominal value (in €)	51.15	51.15	51.15
Annual interest (in € thousands)	4,608	4,647	2,330

Note: The €14 million redemption premium on these bonds is being amortized by the reducing balance method over seven years.

12.3. RELATED PARTY TRANSACTIONS

€ thousands	Net amounts concerning Related parties	Other companies with which Essilor has capital ties	Other	Total
Liabilities				
Trade payables	11,195	4,819	85,970	101,984
Other operating liabilities	308	0	112,225	112,533
Other liabilities	74,056	0	8,205	82,261
Total liabilities	**85,559**	**4,819**	**206,400**	**296,778**

12.4. ACCRUED CHARGES

€ thousands	2005	2004	2003
Accrued interest	6,053	6,375	7,531
Advances and deposits from customers			
Trade payables (goods received but not yet invoiced)	29,860	21,811	25,824
Accrued taxes and personnel expenses			
- Vacation pay	21,202	20,091	18,894
- Incentive bonuses	3,438	3,247	2,979
- Other	11,829	7,997	7,559
Other liabilities	66,198	63,525	56,048
Total	**138,579**	**123,047**	**118,835**

NOTE 13: OFF-BALANCE SHEET COMMITMENTS

13.1. FINANCIAL COMMITMENTS

Commitments given and received

€ thousands	2005	2004	2003
Commitments given			
Guarantees	225,466	138,767	147,817
Commitments received			
Guarantees	360	588	3,274

Forward exchange contracts

At December 31, 2005, forward sales of foreign currencies, excluding cross-currency swaps, totaled **€345,316 thousand** and forward purchases amounted to **€73,601 thousand**.

€	Forward equivalent of notional	Equivalent at market rate on December 31, 2005	Market value at December 31, 2005*
Sell position	345,316,243	351,621,560	(6,305,317)
Buy position	(73,601,393)	(74,725,123)	(1,123,730)
		Total	**(5,181,587)**

*Market values are determined based on the difference between the forward rates at the inception date and at the end of the year. The impact of discounting is not taken into consideration, as it is not material due to the short maturities of the contracts.

Currency options

At December 31, 2005, currency options were as follows:

€	Forward equivalent of notional (exercise price)	Premiums paid/received at inception	Mark-to-market adjustment at December 31, 2005	Mark-to-market gains/(losses) since inception at December 31, 2005
Purchases of puts	32,317,699	(903,143)	(203,939)	(699,204)
Sales of puts*	(7,874,016)	155,906	32,088	123,817
Purchases of calls	(19,696,970)	(425,568)	(456,898)	31,329
Sales of calls*	42,565,485	412,770	849,728	(436,958)
	Total	**(760,035)**	**220,979**	**(981,016)**

*All sold options are hedged by purchased options (collars or cancellations of purchased options).

Interest rate swaps

In connection with the €122 million fixed rate bond issue that was swapped for floating rate and converted into U.S. dollars at the time of issue through a cross-currency swap, floating-to-fixed rate swaps in U.S. dollars were set up for the period to July 3, 2006.

€	Equivalent of notional at market rate on December 31, 2005	Market value at December 31, 2005
Interest rate swap	131,422,190	(679,685)

Cross-currency swaps

The €122 million 1996 bonds and the €50 million in borrowings issued in 2000 are hedged by cross-currency U.S. dollar swaps expiring in 2006 and 2007.

€	Equivalent of notional at market rate on December 31, 2005	Currency impact	Interest-rate impact	Valuation at December 31, 2005
Seller of USD	173,932,998	(2,078,900)	4,054,936	1,976,035

13.2. COMMITMENTS UNDER FINANCE LEASES

€ thousands

2005

ASSETS ACQUIRED UNDER FINANCE LEASES			Cost at inception of the lease	Depreciation		Net
				For the year	Accumulated	
Land			0	0	0	0
Buildings			0	0	0	0
Other						0
Total	**0**	**0**	**0**	**0**	**0**	**0**

LEASE COMMITMENTS	Lease payments		Future minimum lease payments				Total residual value
	For the year	Cumulative	1 year	1 to 5 years	Beyond 5 years	Total	
Land	0	0	0	0	0	0	
Buildings	6,805	14,843	0	0	0	0	0
Other							
Total	**6,805**	**14,843**	**0**	**0**	**0**	**0**	**0**

2004

ASSETS ACQUIRED UNDER FINANCE LEASES			Cost at inception of the lease	Depreciation		Net
				For the year	Accumulated	
Land			97			97
Buildings			12,542	627	2,822	9,720
Other						0
Total	**0**	**0**	**12,639**	**627**	**2,822**	**9,817**

LEASE COMMITMENTS	Lease payments		Future minimum lease payments				Total residual value
	For the year	Cumulative	1 year	1 to 5 years	Beyond 5 years	Total	
Land	3	192	0	0	0	0	
Buildings	2,012	9,158	1,338	5,148		6,486	5,148
Other						0	
Total	**2,015**	**9,350**	**1,338**	**5,148**	**0**	**6,486**	**5,148**

2003

ASSETS ACQUIRED UNDER FINANCE LEASES			Cost at inception of the lease	Depreciation		Net
				For the year	Accumulated	
Land			97			97
Buildings			12,542	627	2,195	10,347
Other						0
Total	**0**	**0**	**12,639**	**627**	**2,195**	**10,444**

LEASE COMMITMENTS	Lease payments		Future minimum lease payments				Total residual value
	For the year	Cumulative	1 year	1 to 5 years	Beyond 5 years	Total	
Land	14	188	3	0		3	
Buildings	2,109	7,146	1,530	6,486		8,016	5,148
Other						0	
Total	**2,123**	**7,334**	**1,533**	**6,486**	**0**	**8,019**	**5,148**

13.3. COMMITMENTS UNDER NON-CANCELABLE OPERATING LEASES AND OTHER CONTRACTS

€ thousands

2005
Contractual obligations

	Future minimum lease payments			
	1 year	1 to 5 years	Beyond 5 years	Total
Software license agreements	1,714	3,421	1,563	6,698
Operating lease – Vincennes facility	2,843	11,372	11,372	25,588
Total	**4,557**	**14,793**	**12,935**	**32,285**

13.4. EMPLOYEE BENEFIT COMMITMENTS

Supplementary pensions

The Company's obligations under supplementary pension plans in favor of managers and certain other long-serving employees were adjusted at December 31, 2005, using the projected unit credit method, based on a 3.0% rate of salary increases (higher than inflation) and a discount rate of 4.50%.

The total obligation at December 31, 2005 stood at €33,386 thousand, including €11,174 thousand funded under insured plans at that date.

Since 2003, the unfunded portion of supplementary pension obligations is recognized in the Company accounts.

€ thousands	2005	2004	2003
- Application of a discount rate	Yes	Yes	Yes
- Projected benefit obligation	33,386	30,215	29,548
- Fair value of plan assets	11,174	11,767	11,837
- Provision recorded in the accounts	17,562	17,664	17,711
- Unfunded obligation	**0**	**0**	**0**

Long-service awards

The Company's obligation for the payment of statutory long-service awards, in application of French labor laws, collective bargaining agreements and trade union agreements, was estimated at €2,962 thousand at December 31, 2005. This amount, which corresponds to the discounted present value of the obligation, determined by applying a discount rate of 4.25%, has been recognized in full in the balance sheet at that date.

NOTE 14: EMPLOYEE DATA

14.1. AVERAGE NUMBER OF EMPLOYEES

Analysis of average number of employees	**2005**	**2004**	**2003**
Management	899	850	778
Supervisory and administrative	1,312	1,325	1,313
Production	1,355	1,392	1,438
Total	**3,566**	**3,567**	**3,529**

14.2. MANAGEMENT COMPENSATION

In accordance with Article 24-18 of the Decree of November 29, 1983, no loans or advances have been granted to senior management. Total compensation and benefits paid to directors and senior management amounted to:

- €1,629 thousand in 2005
- €1,459 thousand in 2004
- €1,415 thousand in 2003.

NOTE 15: FIVE-YEAR FINANCIAL SUMMARY

€ thousands	2005	2004	2003	2002	2001
CAPITAL AT YEAR-END					
Share capital	36,122	36,159	35,959	35,939	35,377
Number of common shares outstanding*	103,206,262	103,310,483	102,740,108	102,683,613	101,075,891
o/w treasury stock*	1,323,630	1,382,788	1,269,837	1,450,645	1,000,000
Number of preferred, non-voting shares outstanding					

€ thousands	2005	2004	2003	2002	2001
RESULTS OF OPERATIONS					
Net revenue	670,959	658,024	650,196	637,588	576,496
Profit before tax, depreciation, amortization and provisions	216,222	189,912	190,554	196,165	83,039
Income tax expense	16,858	13,129	10,611	4,889	2,773
Employee profit-sharing					
Net profit	163,519	163,638	143,803	149,247	85,606
Total dividends	95,770	77,465	56,823	50,616	41,031

€	2005	2004	2003	2002	2001
PER SHARE DATA					
Profit after tax and employee profit sharing, before depreciation, amortization and provisions, excluding treasury stock*	1.96	1.73	1.77	1.89	0.80
Net profit, excluding treasury stock*	1.60	1.61	1.42	1.47	0.86
Net dividend per common share*	0.94	0.76	0.56	0.50	0.41
Net dividend per preferred, non-voting share					

* In 2001, the number of shares increased tenfold following the 10-for-1 stock-split.

	2005	2004	2003	2002	2001
EMPLOYEE DATA					
Average number of employees	3,566	3,567	3,529	3,487	3,475
Total payroll (€ thousands)	131,717	123,702	118,661	116,276	111,050
Total benefits (€ thousands)	61,827	58,252	54,879	52,465	48,671

NOTE 16: SUBSEQUENT EVENTS

Buyback of 780,000 convertible bonds (OCEANE) off market

On February 28, 2006, Essilor bought back 780,000 convertible bonds (OCEANE) due 2010, representing 13% of the initial issue, for €57.5 million. There are now 5,259,749 convertible bonds (OCEANE) outstanding.
The transaction is part of the strategy deployed by Essilor since 2003 to reduce dilution from equity instruments in the balance sheet.
Until now, this active management strategy involved buying back shares to offset dilution from stock option plans.
Because the convertible bonds (OCEANE) are convertible at a price of €53.55, the 26.80% rise in Essilor's share price in 2005 made conversion increasingly probable. The Company therefore decided to buy back 780,000 convertible bonds (OCEANE). Compared to share buybacks, this has the added advantage of reducing interest expense and improving the balance sheet structure. The total pre-tax impact of the buyback was an expense of €16.4 million which has been recognized in the income statement in the Company accounts; in the consolidated financial statements this amount has been restated by adjusting equity.
Moreover, as the buyback concerned less than 20% of the outstanding bonds, it will not have a material impact on the issue's liquidity.

The Auditors' report on the Company's financial statements is presented in Section 20.4.1.3 of this Reference Document.

20.4. AUDITING OF HISTORICAL ANNUAL FINANCIAL INFORMATION

20.4.1. Statements by the Auditors and fees paid to the Auditors and the members of their networks

20.4.1.1. Report of the Auditors on the consolidated financial statements

For the year ended December 31, 2005.

This is a free translation into English of the Statutory Auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. The Statutory Auditors' report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the financial statements. This information includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the financial statements.

This report, together with the statutory auditors' report addressing financial and accounting information in the President's report on internal control, should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the shareholders,

In compliance with the assignment entrusted to us by the Shareholders' Meeting, we have audited the accompanying consolidated financial statements of Essilor International SA for the year ended December 31, 2005.

These financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit. They were prepared for the first time under IFRS as adopted by the European Union. For the purpose of comparison, they also include 2004 financial information restated in accordance with IFRS, except for IAS 32 and IAS 39, which the Company elected to apply as from January 1, 2005, in line with IFRS 1.

1.1. Opinion on the financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets and liabilities and financial position of Essilor International and its subsidiaries at December 31, 2005 and the consolidated results of operations for the year then ended, in accordance with IFRS as adopted by the European Union.

1.2. Justification of our assessments

In accordance with the requirements of Article L.823-9 of the French Commercial Code (*Code de commerce*) relating to the justification of our assessments, we draw to your attention the following matters:
In the context of first-time adoption of IFRS by your Company, we examined the accounting policies and methods used, particularly concerning the following:

- Share-based payments as described in Note 1.13 to the consolidated financial statements.
- Financial instruments as described in Note 1.16 to the consolidated financial statements.
- Convertible bonds as described in Note 1.29 to the consolidated financial statements.

As part of our assessment of the Company's accounting principles and policies, we verified the appropriateness of the above policies and methods and of the information disclosed in the notes to the consolidated financial statements. We also obtained assurance that these policies and methods had been properly applied.
The Company tests goodwill for impairment at each year-end by the method described in Note 1.20 to the consolidated financial statements. We examined the impairment testing procedure, cash flow forecasts and underlying assumptions, and verified that the information given in Note 1.20 was appropriate.

We assessed the reasonableness of the estimated figures.
The assessments were made in the context of our audit of the financial statements, taken as a whole, and therefore contributed to the formation of the unqualified opinion expressed in the first part of this report.

1.3. Specific verification

We have also performed specific verifications of the information concerning the Company given in the management report. We have no comments to make concerning the fairness of this information and its consistency with the consolidated financial statements.

Neuilly-sur-Seine and Paris, March 9, 2006

The Statutory Auditors

PricewaterhouseCoopers Audit
Jacques Denizeau

Cabinet Dauge et Associés
Gérard Dauge

20.4.1.2. Fees paid to the Auditors and the members of their networks

Years covered: 2005, 2004.

In € thousands	PricewaterhouseCoopers				Cabinet Dauge			
	Amount		Percentage of total (%)		Amount		Percentage of total (%)	
	2005	2004	2005	2004	2005	2004	2005	2004
Audit								
• Statutory and contractual audit services	2,620	2,386	76	85	250	302	91	96
• Audit-related services	725	254	21	9	24	13	9	4
Sub-total	3,345	2,640	97	94	274	315	100	100
Other services (1)								
• Legal and tax advice (2)	105	172	3	6				
• Information systems consulting								
• Internal audit								
• Other (>10% of auditing fees)	5	4	0					
Sub-total	110	176	3	6				
Total	**3,455**	**2,816**	**100**	**100**	**274**	**315**	**100**	**100**

(1) Services provided to the Company and its fully consolidated subsidiaries as well as to Bacou-Dalloz.

(2) Services provided to foreign subsidiaries.

20.4.1.3. Report of the Auditors on the financial statements of the Company

For the year ended December 31, 2005.

This is a free translation into English of the Statutory Auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. The Statutory Auditors' report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the financial statements. This information includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the financial statements.

This report, together with the statutory auditors' report addressing financial and accounting information in the President's report on internal control, should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the shareholders,

In compliance with the assignment entrusted to us by the Shareholders' Meeting, we hereby report to you, for the year ended December 31, 2005, on:

- The audit of the accompanying financial statements of Essilor International,
- The justification of our assessments,
- The specific verifications and information required by law.

These financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

I - Opinion on the financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the Company's financial position and its assets and liabilities, at December 31, 2005, and of the results of its operations for the year then ended in accordance with the accounting rules and principles applicable in France.

II - Justification of our assessments

In accordance with the requirements of Article L.823-9 of the French Commercial Code (*Code de commerce*) relating to the justification of our assessments, we draw to your attention the following matters:

Note 1.4 to the financial statements describes the accounting treatment of investments. As part of our assessment of the Company's accounting principles and policies, we verified the appropriateness of the policies and methods applied to investments and of the information disclosed in the notes to the consolidated financial statements. We also obtained assurance that these policies and methods had been properly applied.

The assessments were made in the context of our audit of the financial statements taken as a whole, and therefore contributed to the formation of the unqualified opinion expressed in the first part of this report.

III - Specific verifications and information

We have also performed the specific verifications required by law in accordance with professional standards applicable in France.
We have no matters to report regarding the fair presentation and the conformity with the financial statements of the information given in the management report of the Board of Directors, and in the documents addressed to the shareholders with respect to the financial position and the financial statements.

Neuilly-sur-Seine and Paris, March 9, 2006

The Statutory Auditors

PricewaterhouseCoopers Audit	**Cabinet Dauge et Associés**
Jacques Denizeau	Gérard Dauge

20.4.1.4. Special report of the Auditors on related party agreements in 2005

Free translation of the original French language report.

To the shareholders,

In our capacity as Statutory Auditors of Essilor International, we are required to report on certain contractual agreements with certain related parties of which we have been advised.

Agreement entered into during the year

Under the provisions of Article L.225-40 of the French Commercial Code (*Code de commerce*), we have been informed of the following agreement approved in advance by the Board of Directors.

Our responsibility does not include identifying any undisclosed agreements. We are required to report to shareholders, based on the information provided, about the main terms and conditions of agreements that have been disclosed to us, without commenting on their relevance or substance. Under the provisions of Article 92 of the March 23, 1967 decree, it is the responsibility of shareholders to determine whether the agreements are appropriate and should be approved.

We conducted our review in accordance with the standards of our profession applicable in France. Those standards require that we carry out the necessary procedures to verify the consistency of the information disclosed to us with the source documents.

Persons concerned: Xavier Fontanet and Philippe Alfroid (executive directors)

Purpose: Top-hat pension plan

Essilor International provides its senior executives with pension benefits under a group defined-benefit plan.

Government-sponsored pension plans do not grant executives any benefits on the "tranche D" portion of their salary (between 8 and 16 times the Social Security contribution ceiling). A supplementary pension plan has therefore been set up for level III C "hors classification" executives, corresponding to the "tranche D" portion of their salary.

The additional benefit is equal to 1.5% of the "tranche D" portion per year of service between 10 and 20 years.

The additional benefit may under no circumstances exceed 5% of the reference salary as defined in the regulations governing retirement, and the entire pension benefit is capped at 65% of this benchmark.

The top-hat pension plan for executive directors is a form of additional compensation governed by Article L.255-42-I of the French Commercial Code instituted by the July 25, 2005 "Breton Act".

Agreement entered into in previous years that remained in force during 2005

Under the provisions of the March 23, 1967 decree, we were informed that the following agreement, entered into in previous years, remained in force in 2005.

Persons concerned: Olivier Pécoux
Managing partner of Rothschild & Cie Banque
Director of Essilor International

Purpose: Liquidity contract signed November 18, 2004 and renewed September 28, 2005.

Under the terms of this contract, Essilor has retained the services of Rothschild & Cie Banque to trade in Essilor International shares on the market, on an independent basis on the Company's behalf, to promote a liquid market for the shares and stabilize the share price. Capital assigned to this contract represents approximately €12 million. Rothschild & Cie Banque charges the Company an annual fee of €280,000 for its services.

Paris and Neuilly-sur-Seine, March 10, 2006

The Statutory Auditors

Cabinet Dauge et Associés
Gérard Dauge

Compagnie Régionale de Paris

PricewaterhouseCoopers Audit
Jacques Denizeau

Compagnie Régionale de Versailles

20.4.2. Other audited information

Refer to the Report of the Auditors on the consolidated financial statements in Section 20.4.1.1 of this document.

20.4.3. Unaudited financial information

Not applicable.

20.5. AGE OF LATEST FINANCIAL INFORMATION

The latest audited financial information corresponds to the years 2004 and 2005 (from January 1, 2004 to December 31, 2004 and from January 1, 2005 to December 31, 2005).

20.6. INTERIM AND OTHER FINANCIAL INFORMATION

20.6.1. Quarterly and half year financial information

Refer to Section 3.2 for more information on this topic.

20.6.2. Interim financial information covering the first six months of the year

Not applicable.

20.7. DIVIDEND POLICY

The Company has not established a dividend policy. Every year, the dividend is recommended by the Board for approval by vote of the Annual Shareholders' Meeting.

2005 dividend

In 2006, the Board will recommend a 23.7% increase in the net dividend to €0.94 per share for 2005 from €0.76 per share for 2004.

The recommended dividend represents one third of consolidated net profit, which is in line with the average payout rate among quoted companies. It reflects the Company's solid performance in 2005.

The dividend will be paid as from May 16, 2006, in cash only.

Historical payout rates

Total dividends for the last five years were as follows:

€ millions	Net profit	Total dividend	Payout ratio
2005 (IFRS)	287	96	33%
2004 (IFRS)	244	77	32%
2004 (French GAAP)	227	77	34%
2003 (French GAAP)	200	57	28%
2002 (French GAAP)	182	51	28%
2001 (French GAAP)	143	41	29%

Dividend history

Dividends per share paid in the last five years were as follows:

€	2005 (for info.)	2004	2003	2002	2001	2000
Common shares						
Net dividend	0.94	0.76	0.56	0.50	0.41*	3.90
Tax paid in advance**	--	--	0.28	0.25	0.20*	1.95
Total revenue	0.94	0.76	0.84	0.75	0.61*	5.85
Paid on	May 16, 2006	May 18, 2005	May 18, 2004	May 20, 2003	May 28, 2002	May 21, 2001

*Adjusted for the 2001 10-for-1 stock-split.
**Abolition of the *précompte* dividend equalization tax in 2004.

Dividends not claimed within five years are time-barred, in accordance with the law.

Paying agent

The name and address of the paying agent are as follows:

Caceis Corporate Trust
14, rue Rouget de Lisle
92862 Issy-les-Moulineaux
Tel: +33 (0)1 43 23 84 24
Fax: +33 (0)1 43 23 23 95
Email : actionnariat.ge@caceis.com

20.8. LEGAL AND ARBITRATION PROCEEDINGS

Refer to Section 4.2 – Legal Risks.

20.9. SIGNIFICANT CHANGE IN ESSILOR'S FINANCIAL OR TRADING POSITION

No significant change in Essilor's financial or trading position has occurred since December 31, 2005.

Refer also to the notes to the consolidated financial statements (Section 20.3.1.5, Note 31).

Chapter XXI – Additional information

21.1. SHARE CAPITAL

21.1.1. Subscribed capital, changes in share capital and Essilor International shares

21.1.1.1. Amount of share capital

a) Number of shares authorized:
See Section 21.1.8 – Authorized, unissued capital, and Section 21.1.4.3 – Bonds convertible into or exchangeable for new or existing shares (OCEANE).

b) Number of shares issued and fully paid and issued but not fully paid, and

c) Par value per share:
At December 31, 2005, the Company's share capital amounted to €36,122,191.70, represented by 103,206,262 shares of common stock, each with a par value of €0.35 and all fully paid.
Taking into account (i) the double voting rights on shares registered in the name of the same holder for two years and (ii) the impact of treasury shares which are stripped of voting rights, the total number of voting rights attached to the Company's shares at December 31, 2005 amounted to 110,083,235.

d) Reconciliation of the number of shares outstanding at the beginning and end of the year, and capital paid:
Refer to the notes to the consolidated financial statements (Section 20.3.1.5, Note 9) and to the financial statements of the Company (Section 20.3.2.5, Note 10).

21.1.1.2. Changes in share capital in 2005

Changes in share capital in 2005 were as follows:
- €315,000 reduction, through the cancellation of 900,000 shares held in treasury.
- €157,586.45 increase, excluding premiums, corresponding to the issue of 450,247 new shares on exercise of stock options.
- €120,936.20 increase, excluding premiums, corresponding to the issue of 345,532 new shares to the Essilor 5 and 7-year corporate mutual funds (FCPE Essilor).

Ownership structure at December 31, 2005

At December 31, 2005, the Company's share capital amounted to €36,122,191.70, represented by 103,206,262 shares of common stock, each with a par value of €0.35 and all fully paid.

Ownership structure at December 31, 2005	Number of shares	%	Number of voting rights	%
Employees (in France and abroad)				
- Valoptec International Corporate Mutual Fund	4,464,371	4.32	8,928,742	8.11
- Essilor 5 and 7-year Corporate Mutual Funds	2,380,971	2.31	4,333,784	3.94
- Essilor Shareholding Plan	327,292	0,32	327,292	0.30
- Registered shares held directly by employees	1,414,469	1.37	2,467,152	2.24
Sub-total	***8,587,103***	***8.32***	***16,056,970***	***14.59***
Treasury stock				
- Treasury stock	1,253,630	1.21	--	--
- Liquidity account	70,000	0.07	--	--
Sub-total	***1,323,630***	***1.28***	--	--
Public	**93,295,529**	**90.40**	**94,026,265**	**85.41**
Total	**103,206,262**	**100**	**110,083,235**	**100**

To the best of the Company's knowledge, no shareholder other than the Valoptec International Corporate Mutual Fund holds 5% or more of the voting rights directly, indirectly or in concert with a third party.

Stock options (options on new shares)

	At December 31, 2005	o/w in 2005
Options granted*	4,079,180	1,014,190
Options canceled	57,589	17,771
Options exercised	655,593	450,247
Options outstanding**	3,365,998	

*Since the January 26, 2000 plan.

**Representing the equivalent of 3.26% of shares outstanding at December 31, 2005.

Stock options (options on existing shares)

	At December 31, 2005	o/w in 2005
Options granted	670,250	
Options canceled	19,013	1,500
Options exercised	305,857	204,676
Options outstanding*	345,380	

*Representing the equivalent of 0.33% of shares outstanding at December 31, 2005.

The exercise price of both categories of stock options is equal to the average of the opening prices quoted for the Company's shares over the twenty trading days that precede the Board meeting at which the option grants are decided, without any discount.

A table representing changes in share capital over the last five years is presented in Section 21.1.7.

21.1.1.3. Essilor International shares

The market for the Company's securities

Essilor has two kinds of securities: shares and bonds convertible or exchangeable for new or existing shares (OCEANE). For more information on convertible bonds (OCEANE), refer to Section 21.1.4.3.

Essilor International shares

Essilor International shares are listed on Euronext Paris, in Eurolist compartment A, under ISIN code FR0000121667. The Company is included in the CAC 40 index. Its shares are also included in the Vigéo ASPI and the FTSE4Good socially responsible investment (SRI) indices. The shares are eligible for the "SRD" deferred settlement service. At December 31, 2005, a total of 103,206,626 fully paid-up shares, each with a par value of €0.35, were issued and outstanding.

Sales of shares (Article 11 of the Bylaws)

The shares are freely negotiable and indivisible *vis a vis* the Company.

21.1.1.3.1. Adjusted share prices*

(Source: Euronext)

	Share price (in €)			Number of shares outstanding at December 31	Market capitalization (in € millions)
	High	Low	Year-end		
2005	71.95	52.30	68.20	103,206,262	7,012
2004	57.75	39.20	57.65	103,310,483	5,932
2003	42.50	30.85	41.00	102,740,108	4,188
2002	45.57	31.20	39.25	102,683,613	3,975
2001	35.80	25.00	33.95	101,075,891	3,417

*Adjusted for the 2001 10-for-1 stock-split.

21.1.1.3.2. High and low share prices and trading volume

(Source: Euronext)

	Trading volume by number of shares	Trading volume by amount (in € millions)	High and low share prices (in €)	
			High	Low
2004				
October	4,857,874	254.28	53.85	50.8
November	5,529,347	285.08	53.75	49.64
December	11,901,453	649.46	57.75	49.80
2005				
January	10,000,885	544.67	59.50	52.30
February	5,565,499	302.27	55.30	52.65
March	6,386,211	346.55	56.25	52.80
April	10,117,608	572.98	58.50	54.35
May	9,022,554	505.85	57.30	54.65
June	6,717,764	381.09	57.60	55.75
July	7,821,556	456,89	61,60	56.25
August	6,317,119	380.40	63.35	58.30
September	10,195,062	682.02	70.20	63.15
October	6,903,543	469.12	69.80	65.55
November	5,937,701	415.47	71.65	68.00
December	5,956,724	417.46	71.95	68.05
2006				
January	10,346,507	722.02	74.00	66.65
February	6,281,259	459.24	74.70	71.85
March	7,469,654	545.90	74.70	70.75

21.1.2. Shares not representing capital

Not applicable.

21.1.3. Treasury stock

Essilor held 1,382,788 treasury shares at December 31, 2004 including 10,000 under the Company's liquidity contract. During 2005, 985,523 shares were bought back by the Company for an average net price of €64.69, for the purpose of being canceled, 900,000 shares were canceled, 204,676 shares were allocated on exercise of stock options at a price of €31.24 and five convertible bonds (OCEANE) were exchanged at a price of €51.15. The difference between treasury shares bought and sold during the year under the liquidity contract was 60,000 shares, raising the number of shares held under the contract to 70,000 at December 31, 2005.

Following these movements, at December 31, 2005, Essilor held 1,323,630 shares in treasury, representing 1.28% of share capital. The aggregate par value of these shares was €463,270, and their book value was €81,979 thousand.

21.1.3.1. Share buyback programs

Renewal of financial authorizations:
Special report on share buybacks (Article 225-209, Paragraph 2 of the French Commercial Code introduced by Act no. 2005-842 of July 26, 2005) and description of the buyback program (Article 241-2 I of the AMF's *Règlement Général*).

In May 2005, in accordance with the provisions of Articles L.225-209 *et seq.* of the French Commercial Code, the Annual Shareholders' Meeting renewed the authorization given to the Board of Directors to buy back shares representing up to 10% of the number of shares making up the share capital at the buyback date. The authorization covers an 18-month period expiring on November 13, 2006.

In application of Article L.225-209, Paragraph 2 of the French Commercial Code, the Board of Directors reports below on the use made of the authorizations given by the Annual Shareholders' Meetings of May 14, 2004 and May 13, 2005. Excluding transactions under the liquidity (market making) contract that was signed during the same period, the Company bought back 985,523 shares between January 1 and December 31, 2005 at an average price of €64.55 and sold no shares. The related trading fees amounted to €0.14 per share on average, corresponding to an average net cost of €64.69.

On November 18, 2004, the Company entered into a liquidity contract with Rothschild & Cie Banque. The contract complies with the Code of Ethics issued by the AFEI (French Association of Investment Firms) approved on April 10, 2001 by the Commission des Opérations de Bourse (COB), the predecessor of the AMF. In September 2005, the contract was aligned with the new AFEI Code of Ethics endorsed by the AMF on March 22, 2005 and instituted as part of the transposition of the EU Market Abuse Directive into French law. Through the liquidity contract, the Company acquired 1,193,133 shares between January 1 and December 31, 2005 at an average price of €61.58, and sold 1,133,133 at an average price of €61.51 over the same period. At December 31, 2005, the Company held a total of 70,000 shares in its liquidity account. Transactions were conducted in compliance with the principles outlined in the AMF decision of March 22, 2005 recognizing liquidity contracts as an acceptable market practice and endorsing the latest AFEI Code of Ethics.

The Annual Shareholders' Meeting of May 13, 2005 authorized the Board of Directors to reduce share capital by cancelling all or some of shares held by the Company, provided that the number of shares canceled during any 24-month period does not exceed 10% of total share capital. At its July 12, 2005 meeting, the Board of Directors decided to use this authorization to cancel 900,000 shares, leading to a €315,000 capital reduction.

At December 31, 2005, the Company held 1,323,630 shares in treasury, acquired at an average net cost of €61.93, representing 1.28% of share capital at that date.

The share buybacks were carried out for the purposes of acquiring shares for cancellation and for inclusion in the liquidity contract, in the proportions mentioned above. No buybacks were made for any other purposes.

In accordance with the provisions of the Market Abuse Directive (framework directive 2003/6/EC dated January 28, 2003) on insider dealing and market manipulation, which came into effect on October 12, 2004 and was transposed into AMF regulations, the Annual Shareholders' Meeting of May 12, 2006 will be asked to renew the authorization to buyback shares for the following purposes only (listed in declining order of strategic importance – the actual order will depend on need and opportunities):

70% of the program will be used:
- To cancel shares and offset the dilutive impact of stock options granted to management and employees of the Company.

The Company also reserves the right to use 30% of the program for the following purposes:
- For allocation on exercise of stock options and other stock grants, including stock grants without consideration governed by Articles L.225-197-1 *et seq.* of the French Commercial Code, made to Company employees and management.
- To ensure the liquidity of the Company's shares under a liquidity contract that complies with the AFEI Code of Ethics recognized by the AMF.
- For allocation on exchange of debt securities convertible or exchangeable for shares of the Company.
- For delivery or exchange in connection with future external growth transactions.

The shares bought back can be canceled pursuant to the 14th resolution of the Annual Shareholders' Meeting of May 13, 2005.

Summary of planned transactions

Securities: Essilor International common shares ("Compartment A").

Maximum percentage of shares that may be held in treasury according to the resolution tabled at the Annual Shareholders' Meeting of May 12, 2006: 10%, or 10,320,626 shares.

Maximum percentage of share capital that may be bought back given total treasury shares held on March 31, 2006: 8.76% of share capital, or 10,320,626 – 1,275,956 = 9,044,670 shares.

Maximum purchase price per share: €105. Minimum sale price per share: €30, as adjusted if necessary to take into account the effects of any corporate actions.

The shares may be purchased, sold or transferred and paid for by any appropriate method on the organized market or over-the-counter (including through straight purchases, or the use of financial instruments or derivatives or the implementation of options strategies). The entire share buyback program may be carried out through a block purchase.

The authorization is being sought for a period of 18 months expiring on November 12, 2007.

Previous share buyback program
(Visa no. 05-624 dated July 1, 2005)

Transactions conducted between July 1, 2005[1] and March 31, 2006:

Percentage of shares held directly or indirectly in treasury: 1.24%
Number of shares canceled over the last 24 months: 1,700,000
Number of shares held in treasury[2]: 1,275,956
Book value of the treasury stock: €79,927,022
Market value of treasury stock[3]: €93,910,362

[1] First day after the end date of the previous buyback program
[2]These shares are earmarked:

- First of all, to cover the stock option plan established in November 2001
- For the liquidity account (68,500 shares)
- For cancellation

[3]Based on the closing price on March 31, 2006.

Previous share buyback program	Transactions from July 1, 2005 to March 31, 2006		Open positions at March 31, 2006					
	Purchases	Sales	Open sales			Open purchases		
Trading volume by number of shares	705,460		Purchased calls	Sold puts	Forward purchases	Purchased calls	Sold puts	Forward sales
Maximum average expiry date	--	--						
Average transaction price, in €	67.93		--	--	--	--	--	--
Average exercise price, in €								
Amount, in €	47,922,005		--	--	--	--	--	--

Purchases through the liquidity contract*

Purchases through the liquidity contract*	Transactions from July 1, 2005 to March 31, 2006		Open positions at March 31, 2006					
	Purchases	Sales	Open purchases			Open sales		
Number of shares	1,124,843	1,137,843	Purchased calls	Sold puts	Forward purchases	Purchased calls	Sold puts	Forward sales
Average transaction price, in €	68.93	68.27	--	--	--	--	--	--
Amounts, in €	77,531,542	77,677,282	--	--	--	--	--	--

*Net purchases: 13,000.

21.1.3.2. Share cancellations and capital reductions

The Annual Shareholders' Meeting of May 13, 2005 authorized the Board of Directors to reduce share capital by cancelling all or some of shares held by the Company, provided that the number of shares canceled during any 24-month period does not exceed 10% of total share capital. At its July 12, 2005 meeting, the Board of Directors decided to use this authorization to cancel 900,000 shares, leading to a €315,000 capital reduction.

Because the convertible bonds (OCEANE) due 2010 are convertible at a price of €53.55, the 26.80% rise in Essilor's share price in 2005 made conversion increasingly probable. The Company therefore decided to buy back 780,000 convertible bonds (OCEANE) on February 28, 2006, for a total of €57.5 million to offset dilution (in the same way as share cancellations), while also reducing interest expense and improving the balance sheet structure.

For more information, refer to the notes to the consolidated financial statements (Section 20.3.1.5, Note 31 on convertible bonds (OCEANE) buybacks) and Section 21.1.4.3 on convertible bonds (OCEANE).

21.1.4. Convertible securities, exchangeable securities or securities with warrants and stock options

21.1.4.1. Stock options (on new shares)

21.1.4.1.1. Stock options on new shares outstanding at December 31, 2005 and March 31, 2006

Date granted	Number of options granted	o/w options granted to Executive Committee members	Exercise price (in €)	Number of options outstanding at December 31, 2005	Number of shares outstanding at March 31, 2006
January 26, 2000	142,280	0	28.800	8,225	0
March 15, 2000	65,000	50,000	25.800*	0	0
September 13, 2000	25,000	25,000	31.483*	0	0
November 15, 2000	141,000	120,000	28.763*	10,000	10,000
January 31, 2001	20,000	0	32.780*	0	0
November 14, 2001	160,660	30,000	31.240*	67,523	57,972
November 20, 2002	812,580	243,000	40.670*	663,939	645,594
November 18, 2003	804,570	220,000	40.730*	726,341	708,931
November 17, 2004	893,900	268,940	52.990*	875,780	866,000
January 27, 2005	15,750	12,350	54.580*	15,750	14,617
November 23, 2005	998,440	340,000	69.400*	998,440	995,050
Total	4,079,180	1,309,290		3,365,998	3,298,164

*Options granted without any discount to the benchmark price

The exercise price is determined by reference to the average of the opening prices quoted for the Company's shares over the twenty trading days that precede the Board meeting at which the option grants are decided. Until January 2000, options were granted at a discount to this average price. This is no longer the case.

21.1.4.1.2. Stock options on new shares between December 31, 2005 and March 31, 2006

	At Dec. 31, 2005	o/w in 2005	At Mar. 31, 2006	o/w in 2006
Options granted*	4,079,180	1,014,190	4,079,180	0
Options canceled	57,589	17,771	67,311	9,722
Options exercised	655,593	450,247	713,705	58,112
Options outstanding**	3,365,998		3,298,164	

*Since the January 26, 2000 plan.
**Representing the equivalent of 3.26% of shares outstanding at December 31, 2005.

21.1.4.1.3. Exercise of stock options (on new shares)

Stock options, if they are exercised, can lead to the creation of new Essilor International shares.
The potential number of shares to be created on exercise of options was 3,365,998 at December 31, 2005.

21.1.4.2. Stock options (on existing shares)

21.1.4.2.1. Stock options on existing shares outstanding at December 31, 2005 and March 31, 2006

Date granted	Number of options granted	o/w options granted to Executive Committee members	Exercise price (in €)	Number of options outstanding at December 31, 2005	Number of options outstanding at March 31, 2006
November 14, 2001	670,250	200,000	31.24	345,380	299,206
Total	670,250	200,000		345,380	**299,206**

The combined Ordinary and Extraordinary Shareholders' Meeting of January 18, 2001 authorized the Board of Directors to grant, for the first time, options to purchase existing shares of the Company acquired on the market. The exercise price of these options, granted on November 14, 2001, was equal to the average of the opening prices quoted for the Company's shares over the twenty trading days that preceded the Board of Directors' decision to grant the options. The Board of Directors did not grant new options on existing shares in 2002, 2003 or 2004. The authorization, which was given for a period of three years, expired in 2004.

21.1.4.2.2. Stock options on existing shares between December 31, 2005 and March 31, 2006

	At Dec. 31, 2005	o/w in 2005	At Mar. 31, 2006	o/w in 2006
Options granted	670,250	0	670,250	0
Options canceled	19,013	1,500	19,013	0
Options exercised	305,857	204,676	352,031	46,174
Options outstanding*	345,380		299,206	

*Representing the equivalent of 0.33% of shares outstanding at December 31, 2005.

21.1.4.3. Bonds convertible into or exchangeable for new or existing shares (OCEANE)

In July 2003, Essilor issued bonds convertible into or exchangeable for new or existing shares (OCEANE) in the amount of €309 million. The seven-year bonds may be redeemed at the holders' option after five years. Convertible bonds (OCEANE) have been listed on the Euronext Paris market since July 2, 2003 under ISIN code FR0000189276. At December 31, 2005, a total of 6,039,749 convertible bonds (OCEANE) were outstanding, each with a nominal value of €51.15.

21.1.4.3.1. OCEANE prices

	Price (in €)			Number of bonds outstanding
	High	Low	Closing price	At Dec. 31, 2005
2005	74.75	58.25	72.90	6,039,749
2004	66.80	55.00	62.00	6,039,754
2003	57.50	46.55	56.00	6,039,754

21.1.4.3.2. High and low prices and trading volume

(Source: Euronext, which does not include off-market block trades.)

	Trading volume by number of bonds	Trading volume by amount, in € millions	High and low prices, in €	
			High	Low
2004				
October	38,639	2.31	61.50	56.50
November	526	0.03	60.40	57.80
December	35,849	2.13	63.90	58.00
2005				
January	28,807	1.78	63.00	59.40
February	10,233	0.63	62.50	61.05
March	10,985	0.67	61.75	59.60
April	61,492	3.73	62.40	58.25
May	12,377	0.76	62.00	59.50
June	2,112	0.13	62.50	58.50
July	3,826	0.23	63.50	58.70
August	1,780	0.11	65.00	60.60
September	59,277	3.97	72.00	63.00
October	31,215	2.17	72.00	68.10
November	1,308	0.09	72.10	66.50
December	481	0.03	74.75	67.50
2006				
January	9,525	0.69	74.00	59.00
February	1,435	0.11	74.90	67.00
March	93	0.01	74.10	67.50

21.1.4.3.3. OCEANE conversions

Conversion of convertible bonds (OCEANE) results in the issuance of new shares, unless Essilor International prefers to exchange all or some of them for existing shares. The potential number of shares to be created on conversion of these bonds was 6,039,749 at December 31, 2005. Under the third authorization given by the Annual Shareholders' Meeting of May 16, 2003, the Board of Directors decided on June 11, 2003 to issue 5,252,359 bonds convertible into or exchangeable for new or existing shares of common stock, at a price based on a reference Essilor International share price of €36.0216, without pre-emptive subscription rights but with a priority subscription period for issues carried out in France. The issue included a 15% greenshoe option. The greenshoe option was exercised and a total of 6,040,212 convertible bonds (OCEANE) were therefore issued, each with a nominal value of €51.15, for a total nominal amount of €308,956,843.80, representing a 42% premium to the reference Essilor International share price on the date the final terms were set. The bonds will be redeemed in full on July 2, 2010 (or the next business day) at a price of €53.54 each, representing around a 4.7% premium to par. Bond holders can ask for their bonds to be converted or exchanged for shares at a ratio of one Essilor International share for one bond. Essilor International may choose to issue new shares or allot existing shares for the bonds.

21.1.4.3.4. Buyback of 780,000 convertible bonds (OCEANE)

Refer to the notes to the consolidated financial statements (Section 20.3.1.5, Note 31).

21.1.5 Information about and terms of any acquisition rights and/or obligations over authorized but unissued capital or an undertaking to increase the capital

Not applicable.

21.1.6 Capital of any member of the Company under option or agreed to be put under option

Within the framework of its strategy to acquire laboratories in the United States, and in order to build loyalty among the management teams of the acquired companies, Essilor International first acquires 80% of the companies in question and then establishes reciprocal put and call options for the remaining 20%.

These options are recognized in the consolidated balance sheet at their exercise price (see Section 20.3.1).

21.1.7 Changes in share capital

Changes in share capital over the last five years:

(In € thousands)	Number of shares issued:	Par value	Premium	New issued capital	New number of shares outstanding
Share capital at December 31, 2000				32,399	**10,626,099**
Cancellation of treasury stock	(641,027)	(1,954)	(174,246)	30,445	
Conversion of the capital into euros		4,522	(4,522)	34,967	
Buyback and cancellation of preferred non-voting stock	(15,274)	(54)	(4,987)	34,913	9,969,798
10-for-1 stock-split				34,913	99,697,980
Exercise of stock options	925,051	305	14,067	35,218	
Issuance of shares to the Essilor Corporate Mutual Funds	452,860	159	11,457	35,377	
Share capital at December 31, 2001				35,377	**101,075,891**
Issuance of shares to the Essilor Corporate Mutual Funds	374,562	131	12,413	35,508	101,450,453
Exercise of stock options	1,233,160	431	27,374	35,939	102,683,613
Share capital at December 31, 2002				35,939	**102,683,613**
Issuance of shares to the Essilor Corporate Mutual Funds	438,733	154	12,968	36,093	103,122,346
Exercise of stock options	417,762	146	13,169	36,239	103,540,108
Cancellation of treasury stock	(800,000)	(280)	(21,720)	35,959	102,740,108
Share capital at December 31, 2003				35 959	**102,740,108**
Issuance of shares to the Essilor Corporate Mutual Funds	382,842	134	15,496	36,093	**103,122,950**
Exercise of stock options	987,533	346	32,006	36,439	**104,110,483**
Cancellation of treasury stock	(800,000)	(280)	(29,144)	36,159	**103,310,483**
Share capital at December 31, 2004				36,159	**103,310,483**
Issuance of shares to the Essilor Corporate Mutual Funds	345,532	121	16,728	36,280	**103,656,015**
Exercise of stock options	450,247	158	14,876	36,437	**104,106,262**
Cancellation of treasury stock	(900,000)	(315)	(40,283)	36,122	**103,206,262**
Share capital at December 31, 2005				36,122	**103,206,262**

Details of changes in share capital in 2005 can be found in Section 21.1.1.2.

21.1.8 Authorized, unissued capital

At the Annual Shareholders' Meeting of May 13, 2005, the Board of Directors was given the following authorizations to issue shares (Article 225-100, Paragraph 4 of the French Commercial Code):

Date of the Shareholders' Meeting May 13, 2005	Type of authorization	Duration	Expiration date	Utilization in 2005
15th resolution	Stock option grants. Maximum 3% of share capital.	38 months	July 12, 2008	998,440 options granted at the Board meeting of November 23, 2005.
16th resolution	Share grants. Maximum 1% of share capital.	38 months	July 12, 2008	Not used.
17th resolution	Blanket ceiling on stock options/share grants at 3% of share capital.	38 months	July 12, 2008	Not required.
18th resolution	Issue of shares and share equivalents with pre-emptive subscription rights. Maximum: - Shares: €25 million - Debt securities: €800 million - Greenshoe option: 15%.	26 months	July 12, 2007	Not used.
19th resolution	Issue of shares and share equivalents with pre-emptive subscription rights but with an optional priority subscription right. Maximum: - Shares: €7 million - Debt securities: €800 million - Greenshoe option: 15%.	26 months	July 12, 2007	Not used.
21st resolution	Issue of bonus shares to be paid up by capitalizing reserves. Maximum €300 million.	26 months	July 12, 2007	Not used.
22nd resolution	Issue of shares to members of the Essilor employee shareholding plan or plans set up by related companies. Maximum 3% of share capital.	26 months	July 12, 2007	Issue of 345,532 €0.35 par value shares to the Essilor 5 and 7-year corporate mutual funds, representing a capital increase of €120,936.20.

21.2. MEMORANDUM AND ARTICLES OF ASSOCIATION

21.2.1. Corporate purpose

See Section 5.1.4.

21.2.2. Provisions relating to members of the administrative, management and supervisory bodies

See Section 16.1.2.

21.2.3. Rights, preferences and restrictions attaching to each class of shares

See Section 18.2.

21.2.4. Changing shareholders' rights

See Section 18.2. for information on voting rights and Section 20.7 for information on dividends.

21.2.5. General Shareholders' Meetings

21.2.5.1. Notice of meetings

All holders of common shares are entitled to participate in General Shareholders' Meetings, however many shares they own, provided such shares have been paid up to the extent called. General Shareholders' Meetings are called and conduct business in accordance with applicable laws and regulations.

21.2.5.2. Participation in meetings

To participate in a General Shareholders' Meeting in person or by proxy:

- Holders of registered shares must be listed as the shareholder of record in the Company's share register.
- Holders of bearer shares must obtain a certificate from their bank or broker stating that their shares have been placed in a blocked account up to the date of the Meeting. The certificate must be filed at the address specified in the notice of meeting.

These formalities must be completed at least two days prior to the date of the Meeting.

Shareholders may give proxy only to their spouse or to another shareholder. Each shareholder present or represented at the Meeting has a number of votes equal to the number of shares represented, directly or by proxy, without limit.

Shareholders who have lodged postal or proxy votes with the Company and filed a certificate from their bank or broker stating that their shares have been placed in a blocked account may however sell or transfer all or some of the shares to which said vote or proxy relates, provided the shareholder gives the Company's registrar the necessary information by the day before the Meeting in order to ensure that the vote or proxy concerned is canceled or the number of shares and votes recorded in the shareholder's name is adjusted.

21.2.5.3. 2006 Annual Shareholder's Meeting

The Ordinary Shareholder's Meeting will be called on May 3, 2006 and held on second call on May 12, 2006.

21.2.6 Provisions relating to a change in control of the Company

Not applicable.

21.2.7 Provisions governing the ownership threshold

In addition to the disclosures required by law, the Company's bylaws state that any acquisition of 1.5% of the voting rights or any increase in an interest to 1.5% of the voting rights must be disclosed to the Company within fifteen days, by registered letter sent to the Company's registered office with return receipt requested. The same formalities are required when a shareholder acquires or raises an interest to 3.5% of voting rights.

Disclosure is also required, within the same maximum period, of any reduction in the percentage of voting rights held to below either of the above thresholds.

21.2.8 Conditions governing changes in capital

The Company's bylaws do not contain any restrictions over and above the applicable legal provisions in relation to capital increases.

Chapter XXII – Material contracts

See Section 6.4. – Dependence on patents, licenses, industrial, commercial or financial contracts or new manufacturing processes.

Chapter XXIII – Third party information, statement by experts and declarations of any interest

23.1. EXPERT STATEMENTS AND REPORTS

Not applicable.

23.2. INFORMATION FROM A THIRD PARTY

When information has been sourced from a third party, it has been accurately reproduced and, as far as the Company is aware and is able to ascertain from information published by such third party, no facts have been omitted which would render the reproduced information inaccurate or misleading.

Chapter XXIV – Documents available to the public

The documents designated in Article 139 of the Decree of March 23, 1967 or copies thereof may be inspected at the Company's headquarters: 147, rue de Paris, 94220 Charenton-le-Pont, France.

Essilor regularly provides its shareholders with transparent, accessible information about the Company, its activities and its financial results via a large range of media. Information published by the Company in the past year includes:

- News releases, Reference Documents and other disclosures filed with Autorité des Marchés Financiers are available on the AMF Web site at http://www.amf-france.org/inetbdif/sch_cpy.aspx?lang=en (enter Essilor International in the Search box).
- Documents published in the *Bulletin des Annonces Légales Obligatoires* (BALO) are available (in French only) by searching under Essilor International at http://balo.journal-officiel.gouv.fr/.
- Information available on the Company's website, http://www.essilor.com:
  * Analyst presentations and webcasts of certain meetings are available at http://www.essilor.com/InvestorRelations/Library/Slides.htm
  * Results releases are available at http://www.essilor.com/InvestorRelations/NewsReleases/2006list.htm
  * Annual reports and Reference Documents can be found at http://www.essilor.com/InvestorRelations/Library/ra.htm
  * Information on General Shareholder's Meetings, including meeting notices, draft resolutions, instructions on how to attend meetings and results of voting on resolutions are available at http://www.essilor.com/InvestorRelations/Shareholdermeeting.htm.

Chapter XXV – Information on holdings

See the notes to the consolidated financial statements (Section 20.3.1.5, Notes 32 to 35).

APPENDIX 1

CHAIRMAN'S REPORT ON CORPORATE GOVERNANCE AND INTERNAL CONTROL AND THE CORRESPONDING AUDITORS' REPORT

To the shareholders,

In application of Article 117 of the Financial Security Act (Act no. 2003-706) and Article L.225-37, paragraph 6, of the Commercial Code, I present below my report describing:

- The preparation and organization of the work of the Board of Directors during the year ended December 31, 2005,
- The Company's internal control procedures, and
- Any restrictions on the powers of the Chief Executive Officer decided by the Board of Directors,

in order to help shareholders understand our Company's management processes and methods.

1. Preparation and organization of meetings of the Board of Directors

Frequency of Board meetings

In 2005, the Board of Directors met six times. The average duration of the meetings was two-and-a-half hours and the average attendance rate was more than 90%.
Five of the meetings were held at the Company's headquarters, on the dates set in the timetable drawn up in 2004 (January 27, March 9, July 12, September 7 and November 23), and the sixth meeting took place at the Paris Stock Exchange, Palais de la Bourse, after the Annual Shareholders' Meeting on May 13.

Calls to meeting

In accordance with the Board's internal rules, calls to meeting were sent to the directors by mail, at least seven days before each meeting. The Auditors were asked to attend the Board meetings called to review the interim and annual financial statements, as provided for in Article L.225-238 of the Commercial Code.

Information given to directors

For each Board meeting, all the documents needed to inform the directors about the agenda and the matters to be reviewed by the Board were either enclosed with the call to meeting or sent or given to the directors a reasonable period of time before the meeting.

Minutes of Board meetings

The draft minutes of Board meetings were sent to all directors at the latest with the call to the next meeting.

Committees of the Board

In 1997, based on a recommendation by the Chairman, Essilor set up three permanent Committees of Board directors: the Audit Committee, Remunerations Committee and Strategy Committee. The rules governing these Committees' membership and terms of reference are set out in the internal rules adopted on November 18, 2003, which are regularly updated.

Audit Committee

The Audit Committee met on September 5, 2005 to review the interim consolidated financial statements and on March 6, 2006 to review the annual consolidated financial statements. The Chief Financial Officer and the external Auditors attended both of these meetings, to present the accounts and answer the Committee's questions.

The Chairman of the Committee had lengthy discussions with the Chief Financial Officer prior to each of these meetings to analyze the consolidated financial statements and operating highlights in detail.

The Audit Committee also met on February 1 and June 13, 2005.

The following topics were discussed at these various meetings:

- The Company's currency hedging strategy, presented by the Chief Financial Officer
- The Company's insurance program, presented by the Corporate Senior Vice-President, Legal Affairs and Group Development
- The Statutory Auditors' fees, as part of a benchmarking exercise with other SBF 120 and CAC 40 companies

Issues relating to the first-time adoption of IFRS and the restatement of the 2004 consolidated financial statements were also reviewed by the Committee.

At the Committee's meetings in February and September, the head of Internal Audit presented the 2005 internal audit plan to the Committee and provided it with an update on measures taken to improve internal control, as well as the results of the department's internal audits.

The Committee's work was presented to the Board of Directors by the Chairman of the Committee, Yves Chevillotte.

Attendance rate at Audit Committee meetings was 100%.

Remunerations Committee

The Remunerations Committee met twice during the year – on October 24 and on November 7 – to discuss the definition of an independent director and to review shareholder-approved management stock option plans and the compensation packages of executive directors for 2006, including the fixed and variable portions, pensions and benefits in kind.

The Chairman, Jean Burelle, presented the Committee's report to the Board of Directors at the meeting of November 23, 2005, at which the details of management compensation packages for 2006 were decided.

During this same Board meeting, the Directors were given a questionnaire to help the Board review the definition of an independent director with regard to the criteria stipulated in the AFEP-MEDEF 2003 report on corporate governance.

The Remunerations Committee's attendance rate dropped from 100% to 66% due to the July 2005 appointment of a new member whose 2005 schedule prevented him from attending all of the Committee's meetings.

Strategy Committee

The Strategy Committee met three times in 2005 to consider development opportunities, particularly in the low vision market, as well as the Company's strategic options in the area of external growth. It also reviewed the detailed quarterly consolidated financial statements (which are not released), as well as discussing R&D strategy with the Corporate Senior Vice President, Research and Development and production and technology strategy with the Corporate Senior Vice President, Operations.

The Chairman of the Committee regularly presents a summary of the topics discussed during Committee meetings to the Board of Directors.

The attendance rate at Strategy Committee meetings was 100%.

Matters submitted to the Board and related decisions

In 2005, the Board reviewed for the first time the situation of each Director with regard to the independence criteria established in the AFEP-MEDEF 2003 report. The Board determined that all of the Directors were independent, except for Xavier Fontanet and Philippe Alfroid, who are both executive directors, and Louis Lesperance, Jean-Pierre Martin and Bertrand Roy, who are members of Valoptec and represent the employee shareholding on the Board.

Following the formal self-assessment of Board procedures conducted in 2004, which found that these procedures are satisfactory and that important issues are appropriately prepared and discussed, the 2005 self-assessment 2005 focused on Directors' needs in the areas of information and training. The summary of the completed questionnaires, prepared by independent director Jean Burelle, showed that the Directors would like to:

- Enhance their knowledge of certain topics, such as:
    - Marketing,
    - The Company's research policy, including the criteria for defining and prioritizing projects, the revolution in manufacturing processes and technological breakthroughs in product design,
    - Human resources, including managing the careers of high potential managers, as well as the Company's succession plan and compensation policy,
    - Essilor's competitive position.
- Have more regular dealings with Executive Committee members.
- Visit more Essilor sites, including a research center.
- Receive internal communication media.
- Invite a financial analyst to talk about his or her view of Essilor (value creation, strategic positioning, etc.), with a glossary of the main financial concepts used in the presentation.

The matters examined by the Board during 2005 and the decisions taken covered a wide range of areas, including:

- The Company's business performance
- Competition
- Strategic choices
- The interim and annual financial statements, financial forecasts and projections
- The transition to IFRS
- Dividend policy
- Reports to shareholders
- Acquisitions and other strategic projects
- Internal restructuring plans
- Related party agreements to be authorized and disclosed
- The amount of guarantees given by the Company
- The Company's insurance program
- Employee share issues and matching payments by the Company
- Stock option grants
- The share buyback program
- Cancellation of 900,000 shares held in treasury stock
- Renewal of the Chief Operating Officer's term of office
- Management compensation
- Allocation of directors' fees
- Corporate governance issues, including transactions in the Company's shares by directors and officers
- Employee-related issues
- Press articles and financial analysts' research reports

Additional information on corporate governance and other matters is provided in Sections 14, 15 and 16 of the Reference Document.

2. Report on Essilor International S.A. internal control procedures

2.1 Internal control objectives

- Ensure that acts of management, transactions, and the behavior of Company employees, comply with the general strategic guidelines established by the Board of Directors, applicable laws and regulations, and the Company's corporate values, standards and internal rules.

- Ensure that accounting, financial, legal and management information reported to the Board of Directors, the regulatory authorities, shareholders or the public gives a true and fair view of the Company's business and financial position.

- Ensure that the Company's internal policies and procedures provide reasonable assurance that the business is managed efficiently and effectively.

One of the objectives of a system of internal control is to guard againts and manage business, financial and legal risks, including the risk of errors and fraud, to which the Company and its subsidiaries are exposed in France and abroad. However, no system of controls can provide an absolute guarantee that all such risks have been completely eliminated or entirely brought under control.

Additional information on risks is provided in Section 4 of the Reference Document.

At Essilor, the system of internal control is underpinned by a culture of frank discussion and integrity, as well as by our core values of trust, a sense of solidarity, responsiveness, teamwork and consistent encouragement of ethical behavior. These values are instrumental in guaranteeing high standards of internal control.

The charter of the Valoptec association, which is made up of active and retired employees of Essilor, states that the association's purpose is to "promote the adoption by group companies of sound business practices and human resources management policies." The charter upholds the values of respect and trust among individuals. Employees are not asked to sign the charter when they join Essilor, because what it describes is a general mind-set. Employees who are members of Valoptec hold 14.59% of the Company's voting rights.

Continuous adherence to these values is guaranteed by the stability of the management team and generally low staff turnover rates throughout the organization.

The Board of Directors and senior management consider that an effective system of internal control is of critical importance and this is borne out by the Audit Committee's attention to internal control issues. Senior management defines the general principles and ensures that they are fully implemented within the Company. Support is provided by the Executive Committee, based on their respective areas of competence and according to an organization structure by country, by region and by technical expertise. The Chief Financial Officer and the Corporate Senior Vice President, Legal Affairs, who have front-line responsibility for internal control, are also members of the Executive Committee.

2.2 Overall organization of internal control

Internal control is a process that ensures that the standards and procedures defined at corporate level are consistent with the strategies followed by senior management.

This report was prepared by the Corporate Senior Vice President, Legal Affairs, in close collaboration with the Internal Audit department after written consultation and discussions with those in charge of the various departments involved in internal control at the corporate level. It was presented to the Audit Committee and then submitted to the Board of Directors, to enable senior management to validate the priorities that have been set and the work underway, and to ensure that internal control is afforded the importance it deserves within the Company.

The departments with specific responsibility for internal control are as follows:

Internal Audit: The Internal Audit department reports to the Chairman and Chief Executive Officer, ensuring the independence and objectivity necessary to its task. It has no authority over, or responsibility for, the operations it audits. It is organized on a decentralized basis, with teams based at corporate headquarters (responsible for auditing corporate units and operations in Europe and South America), the United States (covering North America) and Singapore (covering the Asia-Pacific region).

The main role of the internal auditors is to ensure that internal control procedures are properly applied throughout the organization, by checking that practices comply with internal rules and procedures, verifying the reliability of accounting information and reviewing the efficiency of internal processes.

Internal audits are planned on the basis of identified process risks, according to a cycle covering all subsidiaries, with special audits added to the program at the request of Company or regional senior management. Certain audits are carried out by multidisciplinary teams comprising internal auditors, tax and legal specialists. An internal audit program is drawn up at the beginning of each year and submitted to Company senior management and the Audit Committee for approval.

The same methodology is applied in all regions and, on completion of each audit, a report is drawn up setting out the internal auditors' findings and recommendations. The audited units are responsible for putting the recommendations into practice. The internal auditors ensure that their recommendations are acted upon, by reviewing implementation of the action plans decided jointly with the management of the audited units.

A copy of their report is given to the management of the audited unit, the Chief Financial Officer, the regional senior manager and the Company senior management, as well as to the heads of the operating and corporate units concerned. Each year, a summary of the internal auditors' findings and recommendations is presented to the Chairman and Chief Executive Officer and the Audit Committee.

The Internal Audit department now has a charter defining the responsibilities, powers and objectives of the internal audit team. It defines the rules of professional conduct that internal auditors have to follow, as well as the methodology to be used when auditing a unit. According to the charter, the Internal Audit department can audit any of the Company's activities, corporate functions or legal entities.

The Internal Audit department is also overseeing an internal control self-assessment process that began in 2004 in various Company units.

Consolidation: The Consolidation department is responsible for defining consolidation rules and methods complying with the applicable standards, to be applied throughout the Company, and preparing quarterly consolidated income statements and balance sheets in accordance with the Company's general policies. It also leads and coordinates the financial reporting activities of the consolidated companies. It produces the consolidated financial statements based on the accounts of the various subsidiaries, as adjusted to comply with Essilor accounting policies, and analyzes quarterly accounting data and balance sheets for each legal entity included in the scope of consolidation. Regular reconciliations of statutory and management reporting data help to guarantee the consistency of financial information and also to swiftly identify and resolve any errors or inconsistencies. The Consolidation department informs all consolidated companies on a timely basis of new and amended rules affecting the preparation of the financial statements. In this regard, it has played a leading role in the IFRS transition project, at corporate level and at all companies included in the scope of consolidation.

A work group led by the Consolidation department and comprising representatives of the Finance, Consolidation, Corporate Treasury, Corporate Management Accounting and Internal Audit departments was tasked with adapting the Company's accounting policies to comply with IFRS and determining the effects of the transition on the consolidated financial statements. The transition principles and the determination of the related effects were discussed by the Audit Committee and reviewed by the Auditors. Detailed information about the transition to IFRS is presented in the Reference Document.

Accounting Control: Each Group unit has its own management accounting team responsible for analyzing the unit's performance, with guidance from the regional or divisional management accounting department. To ensure that management accounting information is reliable, Corporate Accounting Control verifies the consistency of the various data provided by the reporting system. It also oversees a network of management accountants, provides decision-making guidance and monitors the monthly management results of each entity or business unit. It produces the monthly consolidated management accounts and the consolidated budget, performs monthly variance analyses and checks the consistency of transfer prices. The control accountants in subsidiaries report to both line and staff management.

Reporting to the Chief Financial Officer, Corporate Accounting Control also analyzes, monitors and validates the financial aspects of proposed business acquisitions. No entity can decide to acquire or sell another company, or part of a company, without prior approval from the Board of Directors.

Sustainable Development: This cross-functional department is responsible for anticipating and influencing foreseeable changes in the business, and analyzing the economic, human and environmental consequences, to enable the Company, its stakeholders and the community to benefit from the opportunities that arise and to warn management of possible risks. The department is also in charge of publishing non-financial information.

Workplace Health and Safety: Reporting to Human Resources, this department is responsible for setting up an appropriate organization structure to implement and improve Company-wide policies to ensure the safety of people and goods, prevent risks and achieve high standards of workplace health and safety, as well as high environmental standards.

Legal Affairs: The Legal Affairs department offers advice and assistance to all departments of the Company and its subsidiaries with a view to preventing claims and litigation. It is responsible for negotiating and drafting contracts and other legal documents relating in particular to business acquisitions, as well as for ensuring that the Company's intellectual property is protected. It also plays a key role in legal and regulatory compliance programs. It heightens senior management awareness of potential liability risks and proposes legal solutions that contribute to strengthening the control environment. It provides answers to all legal questions raised by the various departments and subsidiaries of the company in an international legal and regulatory environment which is increasingly complex and burdensome. It ensures that the Company fulfills its contractual obligations, with the help of a contract database that is constantly updated. The insurance department, which is part of Legal Affairs, implements a policy that combines prevention, in the form of regular site visits and audits, with protection, in the form of international insurance programs.

Quality: This department is responsible for establishing and upgrading a quality system designed to continuously enhance customer satisfaction. It is organized on a decentralized basis for maximum responsiveness and aims to constantly:

- Increase product quality
- Customize service
- Minimize lead time
- Reduce costs.

Corporate Treasury: This department manages all the significant financing requirements for all subsidiaries. Group companies must not take out a loan or borrow from local banks without prior approval from Corporate Treasury. Based at headquarters, the department manages the Company's cash position, currency and interest rate hedging programs, financing and liquidity programs, and banking relations. It also provides advice and assistance to subsidiaries on all matters related to cash management and changes in their cash position. It worked alongside the Consolidation department to prepare the transition to IFRS in the specific area of currency and interest rate hedging.

2.3 Internal control standards and procedures

a) The Essilor Group Finance Manual sets out the mandatory policies and procedures to be followed by Essilor units and departments such as purchasing, communications, finance, legal affairs, operations, R&D and human resources.

The procedures are organized by process, including fixed assets, inventories, sales/receivables, treasury, purchasing, on and off-balance sheet commitments, tax, R&D and start-up costs, production accounting, fraud prevention, insurance, personnel and human resources, legal affairs and consolidation. Available for on-line consultation on the Company's intranet, in French and English, the Finance Manual provides essential guidelines for preparation of the accounts and to maintain an appropriate control environment in all units. It is regularly updated to take into account changes in regulations and the Company's needs, as well as to incorporate new international standards applicable to the Company.

In 2005, the manual was updated to incorporate IFRS and to formalize certain internal control procedures that were identified by the internal auditors as being carried out on an informal basis. The Company's principles of ethical business practice were also incorporated into the manual. These focus on four main areas: human rights, working conditions, the environment and the fight against corruption.

The finance director of each entity or business unit is responsible for ensuring that these rules and procedures are fully and properly applied.

b) The quality and reliability of financial information is guaranteed by the use of an integrated management and statutory reporting system (Figures). Local accounting data are entered in the system either directly or via an interface, according to a detailed reporting timetable issued by Corporate Finance at the beginning of each year, and consolidation procedures ensure that the financial information produced is consistent. The manual includes a glossary describing the information to be entered for each module in accordance with Company rules (income statement, balance sheet, notes, treasury, inventory, capital expenditure) and defining accounting flows and business segments.

The glossary and all reporting instructions are available for consultation on the Company's intranet. They are updated each time a change is made and when new standards are adopted. In 2005, for example, they were updated to include all IASs and IFRSs.

Local and corporate finance managers are responsible for ensuring that the data reported in Figures comply with Company accounting policies and procedures. The use of Figures guarantees consistent accounting treatment of transactions and enables us to exercise close control over the preparation of the accounts of the various units.

c) We have numerous information systems to manage, monitor, analyze and control both upstream activities (production/logistics) and downstream activities (prescription/distribution). In addition, an international intranet charter has been drawn up to coordinate the circulation and sharing of information via the Essilor intranet.

d) Essilor is included in the ASPI Eurozone® Advanced Sustainable Performance Index and the FTSE4Good Europe sustainable development index.

e) Essilor supports the Global Compact initiative and is committed to embracing and enacting its ten universal principles within its sphere of influence. The Company regularly reports its achievements and progress to the Global Compact Office at UN Headquarters in New York.

f) 15 Essilor plants (excluding Nikon-Essilor) have ISO 9001-certified quality management systems and ISO 14001-certified environmental management systems; Eleven of these plants (73%) also have OHSAS 18001 and ISO 9001-certified occupational health and safety management systems.

g) We have drawn up general conditions of sale and purchase, a code of ethics governing transactions in the Company's shares, which is regularly updated to take into account new regulations and legal precedent, procedures dealing with commitments, as well as memoranda on crisis communications and on the application of the provisions of France's Financial Security Act concerning services supplied by the Auditors.

2.4 Description of internal control systems

Internal controls are based on an organization and specific methodologies. They concern all Essilor entities and are monitored by the individuals or structures responsible for control activities, in accordance with Company standards and procedures. They enable the Company to classify the various strategic risks and opportunities in order to set priorities.

A five-year business plan is prepared each year. The overall risk management strategy is developed based on analyses performed by each department of specific risks associated with its activities. Essilor is capable of reacting swiftly to any change of circumstances or any incident that could severely affect the Company's ability to fulfill its objectives, by adjusting the overall strategy or the strategy followed in a given area. At local level, identifying risks is the responsibility of the regional senior management and the management of subsidiaries. Information about risks and related protection is reported to the members of the Executive Committee.

Essilor has some 200 legal entities, the majority of which are direct subsidiaries of Essilor International. Levels of authority and accountability are clearly defined for each management level, with very strong cross-functional relations. Certain Corporate functions, such as Purchasing, Internal Audit, Management Accounting, Legal Affairs and Human Resources, have a dual reporting relationship, with local management and with the Corporate Senior Vice President who heads the department concerned. On the operations side, each plant manager reports to the regional Production Director who in turn reports to the Corporate Senior Vice President, Operations. On the sales side, the manager of each subsidiary reports to the regional senior management.

The various reporting packages and the various external controls performed on a monthly or quarterly basis, help us to monitor and control the activities of subsidiaries in the areas of finance, sales, workplace accidents, workplace health and safety audits, APAVE inspections, ISO certification, sustainable development, logistics (monthly reporting), insurance claims, other claims, etc.

2.5 Internal control procedures for the production and processing of financial and accounting information

- As explained above, each operating division draws up its own five-year business plan setting strategic objectives based on the overall strategy decided by the Company's senior management. The business plan submitted to senior management reflects these strategic objectives and the related action plans. The key points of the business plan are presented to the Strategy Committee.

- The budgeting process begins in July, with significant input from the regional units which provide analyses of transaction volumes between the central marketing unit, the logistics unit and the regions. Each entity's budget is prepared on the basis of budget objectives and guidelines issued by the regional or operating division, and on the entity's own strategy for the coming year.

  The budgets are presented to the Company's senior management at budget review meetings held at the end of the year. The consolidated budget is produced at the end of November and the final budget is issued in December.

  The annual budget is updated in August of the budget year and again in November, when the following year's budget is prepared.

  The process, which concerns all Essilor units, is led and monitored by Corporate Accounting Control, in order to ensure that all budgets are prepared on the same bases and are consistent with the Company's overall strategic objectives.

  Actual performance is analyzed on a monthly basis via the Figures reporting system, which is used not only to perform management analyses but also for statutory consolidation. All units are managed by the system, including entities that are not consolidated, to maintain strict control over accounting and financial information.

- For statutory consolidation purposes, balance sheet data are reported on a quarterly basis, in addition to the monthly reporting. The Consolidation department checks the figures entered in the system and ensures that they comply with Essilor accounting policies.

The aims of consolidation procedures are to:

- Guarantee compliance with the applicable rules (IFRS, company policies, AMF guidelines, etc.) through the implementation of general procedures and the issuance of specific consolidation instructions to the various entities.
- Provide assurance concerning the reliability of financial information, through the execution of controls programmed into the system or performed by the various Finance departments (Accounting Control, Consolidation, Treasury) within the required timeframes.
- Guarantee data integrity through high-level systems security.

Specific instructions are issued to reporting entities before each consolidation exercise, including a detailed reporting timetable.

- The procedures for monitoring off-balance sheet commitments and assets are included in the Group Finance Manual. They stipulate the types of commitments to be recorded on- and off-balance sheet. Information about these commitments is provided by the reporting system.

  The budgeting process and consolidation procedures enable us to constantly monitor the performance of the various units and to swiftly identify any variances from budget in order to take immediate corrective action.

- All of the procedures set out in the Group Finance Manual apply to Essilor companies, whether they are consolidated or not, and the internal auditors' work programs include checking that the procedures are implemented. The external Auditors review accounting and internal control systems in order to plan their audit engagements and determine their audit approach. The Audit Committee meets twice a year to review the annual and interim financial statements. The meetings are attended by the Chief Financial Officer and the external Auditors, who present the accounts and discuss with the Committee all significant transactions and the main accounting options selected to address potential risks.

- Lastly, the external Auditors are responsible for expressing an opinion as to whether the financial statements have been properly prepared and give a true and fair view of the assets and liabilities, financial position and results of operations of Essilor, in accordance with generally accepted accounting principles. The accounts of all consolidated and non-consolidated entities are audited by local auditors, most of whom are members of the networks of the accounting firms that audit the Company's consolidated accounts.

2.6 Work in 2005 and future developments

Essilor has launched a phased project to assess the level of compliance of its internal procedures. Overseen by the Internal Audit department, the project began at the end of 2003 with a review of the control environment and was continued in 2004 with the introduction of a self-assessment process at certain entities. The project continued in 2005 with the analysis of new processes.

The various stages involved in the project include:
- Identifying critical processes within the organization
- Analyzing the risks associated with these processes
- Identifying the controls required to manage these risks
- Testing the controls (internal auditors)
- Identifying control points that need to be improved and determining the necessary corrective measures

Three new processes (fixed assets/cash management/reporting) have been added to the processes covered last year (purchasing/sales/inventories). Six self-assessment questionnaires describing some 500 control points were distributed to all consolidated subsidiaries via an intranet-based Web tool, which allows respondents to answer each question, attach any necessary documentation corresponding to each control point and determine action plans for those controls that require improvement.
The internal auditors verified the reliability of the answers and the quality of the action plans of a certain number of selected units.
A summary by subsidiary is sent to each subsidiary concerned and a Company-level summary is presented to the Chairman and Chief Executive Officer and to the Audit Committee.

The extra work generated by the project significantly increased the workload of the teams tasked with internal control, particularly the Internal Audit department. Two people joined the department in 2005 and a third person in early 2006, bringing the number of people working in the Corporate Internal Audit department to twelve.

In 2006, we will conduct a progress check on the application of the controls and the implementation of action plans. A new process (human resources) will be analyzed and entered into the self-assessment tool on the intranet alongside the other six, increasing the number of control points to 600.

This approach, which forms part of a process of on-going quality improvement, helps us to guarantee the quality and reliability of financial information by strengthening procedures applied throughout the organization on a consistent basis.

All the identified processes will be analyzed in the coming years, ultimately allowing us to report conclusively on the quality of internal control.

3. Powers of the Chief Executive Officer

At its meeting on May 14, 2004, the Board of Directors decided not to separate the functions of Chairman and Chief Executive Officer and not to place any restrictions on the Chairman and Chief Executive Officer's executive powers. The Chairman and Chief Executive Officer is assisted in his functions by the Chief Operating Officer.

Charenton, March 8, 2006

Xavier Fontanet

Statutory Auditors' Report on the Chairman's Special Report

Prepared in accordance with Article L.225-235 of the Commercial Code, on the report prepared by the Chairman of the Board of Directors of Essilor International on the internal control procedures relating to the preparation and processing of financial and accounting information.

This is a free translation into English of the Statutory Auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

Year ended December 31, 2005

To the shareholders,

In our capacity as statutory auditors of Essilor International, and in accordance with the final paragraph of Article L.225-235 of the Commercial Code, we report to you on the report prepared by the Chairman of your company in accordance with article L.225-37 of the Commercial Code for the year ended December 31, 2005.

It is the responsibility of the Chairman to give an account, in his report, notably of the conditions in which the activities of the Board of Directors are prepared and organized and the internal control procedures in place within the Company. It is our responsibility to report to you our observations on the information set out in the Chairman's report on the internal control procedures relating to the preparation and processing of financial and accounting information.

We performed our procedures in accordance with professional guidelines applicable in France. These require us to perform procedures to assess the fairness of the information set out in the Chairman's report on the internal control procedures relating to the preparation and processing of financial and accounting information. These procedures notably consisted of:

- Obtaining an understanding of the objectives and general organization of internal control, as well as the internal control procedures relating to the preparation and processing of financial and accounting information, as set out in the Chairman's report.
- Obtaining an understanding of the work performed to support the information given in the report.

On the basis of these procedures, we have no matters to report in connection with the information given on the internal control procedures relating to the preparation and processing of financial and accounting information, contained in the Chairman of the Board's report prepared in accordance with Article L.225-37 of the Commercial Code.

Neuilly-sur-Seine and Paris, March 9, 2006

The Statutory Auditors

PricewaterhouseCoopers Audit
Jacques Denizeau

Cabinet Dauge et Associés
Gérard Dauge

APPENDIX 2

SOCIAL AND ENVIRONMENTAL POLICY (DISCLOSURES MADE IN APPLICATION OF THE "NRE" ACT IN FRANCE)

For maximum consistency with the Company's social data report (*bilan social*), the information on social and environmental policy given below in accordance with France's NRE Act mainly concerns Essilor International, the parent company. Information on companies outside France that are included in the scope of consolidation is provided in the Company's Annual Report.

Social Policy

Essilor aims to contribute to the personal development and fulfillment of its employees by offering them career opportunities in a global, multi-cultural and decentralized organization; providing a working environment that respects their physical and moral integrity, whatever their origins; treating all employees fairly, in all circumstances; enhancing their employability, inside and outside the organization, by facilitating their access to training throughout their career, as well as by increasing their empowerment and responsibilities in order to deepen their experience; and helping them become shareholders of the Company, by implementing a responsible employee stock ownership policy.

1) a) Number of employees of the parent company: 3,210 permanent employees + **145** employees under fixed-term contracts = **3,355** (total France) + **249** (Essilor Industries) = **3,604**.

Out of the **145** people hired under fixed-term contracts at December 31, 2005, **103** (71%) were students taken on under work-study schemes with qualifications ranging from vocational diplomas to post-graduate degrees.

Number of new hires: 174 permanent employees + **92** employees under fixed-term contracts = **266**.

Terminations: One lay-off plan involving more than 9 employees was implemented in France in 2005. See 1) b) below for more information.

In addition, **1** employee was laid off for economic reasons (job elimination or refusal to accept a change in employment contract). **21** employees were terminated for other reasons (poor performance, medical unfitness or misconduct).

Overtime: in 2005, employees in France worked a total of **5,687** hours overtime.

Temporary staff and use of subcontractors: in France, temporary employees represented the equivalent of **311** full-time employees in 2005, calculated on a monthly average basis. 54% of these employees replaced permanent employees on leave of absence and 46% were taken on to cope with surges in the order flow. **6** temporary employees were subsequently hired under fixed-term contracts and **60** under permanent contracts.

In addition, **307** employees of subcontractors worked for the Company in 2005. They included **93** facilities maintenance employees, **76** IT engineers, **36** security guards, **18** company restaurant staff, **4** security staff and **80** persons performing other functions.

1) b) Information about lay-off plans and measures to protect jobs, transfer employees to other positions, take back staff previously laid off and support employees who are being terminated:

One lay-off plan involving more than 9 employees was carried out in France in 2005, in connection with the closure of the Mouy plant in the Oise region of France. The plan was presented to representatives of the plant's **40** employees in October and November 2004. (See the 2004 Reference Document).
When the plant closed on February 28, 2005, measures were taken in two directions: to transfer employees to other positions (Redeployment measures / Plan de sauvegarde de l'emploi) and encourage job creation in the affected area (Job creation measures / Revitalisation du bassin d'emploi).

Review of redeployment measures (Plan de sauvegarde de l'emploi):
The situation as at December 31, 2005 is as follows:
1 person is on long-term sick leave, **2** have opted to take part in the back-to-work assistance plan, **2** have taken early retirement, **5** have retired, **6** have been transferred to other Essilor sites and **24** have chosen to take redeployment leave.

Out of the **24** employees on redeployment leave,

- **14** have been redeployed: 8 are working in a new position, 4 are training to become caregivers at the national association for adult vocational training (AFPA) and 2 found their own solutions – one is undertaking vocational training in landscaping and the other has taken a position as a secretary.
- **10** are still receiving support from the career center. One has opted for early retirement under the Fillon Pension Reform Act, two receive benefits from the national unemployment office (Assedic) without having to search for a new job, given their age, and five should be able to receive back-to-work assistance, retirement or special long-term unemployment benefits from the national unemployment office depending on their individual situation. A solution has not yet been found for two people, even though they have received reasonable job offers from the career center. (One person has tried four different positions.)

Review of job creation measures (Revitalisation du bassin d'emploi):

In France, companies with more than 1,000 employees are legally obliged to take measures to encourage job creation in the area affected by a lay-off plan.

Under an agreement with the *sous-préfet* of Clermont sur Oise, signed on March 3, 2005, Essilor worked with the local authorities to investigate ways of converting the Mouy site to create new jobs. First, the idea of a business center was considered and rejected. Now the concerned parties are looking at selling the site on a breakup basis. The largest plot, which contains the plant's former offices and production facilities, could be converted into a medical facility. The offices would be sold to a group of health professionals and a home for the handicapped would be built on the site of the former production facilities. At December 31, 2005, the project was awaiting authorization from the regional authorities and the municipal council of Mouy.

2) Organization of working hours: The agreement of March 30, 2000, which came into effect on September 1, 2000, defines the organization of working hours at Essilor.

Working hours: The **1,344** monthly-paid employees work a 36-hour week, the **872** shift-workers work a 33 1/2-hour week and the **225** hourly-paid employees work a 38 1/2-hour week (in all cases not including rest periods). Employees in all three categories are also entitled to 6 "RTT" days off per year and their average working week, determined on an annual basis, is therefore 35 hours, 32 1/2 hours and 37 1/2 hours respectively. The **777** employees whose working time is determined on the basis of days rather than hours work 216 days per year and are entitled to between 9 and 13 "RTT" days off, depending on the year. Senior executives and sales representatives – representing **137** people in total – are not covered by working hours legislation but are entitled to 10 days off per year in addition to their paid vacation. **312** employees work part time, including 102 employees on a progressive retirement scheme.

Absenteeism: In 2005, the absenteeism rate was **5.5%**. The causes, in declining order of importance, were sick-leave of less than 6 months (**77.2%**), maternity leave (**11.8%**), authorized leaves of absence (**5.9%**), workplace accidents (**2.6%**), leaves of absence for personal reasons (**2.2%**), and accidents on the way to or from work (**0.3 %**).

3) Compensation: The total payroll in 2005 amounted to **€131,748,000**.

Payroll taxes (other than on profit-related incentive bonuses): **€61,827,000.**

Compensation increases: Average compensation increases – all employee categories combined – stood at **4.3%** for employees on the payroll in 2004 and 2005.

Employee incentive plans: A discretionary profit-sharing plan (*plan d'intéressement des salariés aux résultats de l'entreprise*) and employee stock ownership plans (*plans d'épargne enterprise*) have been set up in France in accordance with the requirements of *Titre IV, Livre IV* of the Labor Code.

Gender equality: Each year, a report on gender equality is prepared by each facility and submitted to the facility's works council at the same time as the social data report (*bilan social*). In 2005, in accordance with the applicable legislation, a report comparing the situations of men and women was drawn up and presented to employee representatives.

4) Labor relations: In France, the following five trade unions are represented at Essilor: C.F.D.T., C.F.E.-C.G.C., C.F.T.C., C.G.T. and C.G.T.-F.O.

Corporate agreements: The following were signed in 2005:

- **An addendum to the employee health insurance plan agreement**, aimed at modifying the existing agreement to comply with the new social security laws that took effect on January 1, 2006.

- **An addendum to the agreement on the reduction and organization of working hours**, to relax the rules for the time-savings scheme (*compte épargne temps*).

- **An addendum to the employee stock ownership plan (*plan d'épargne entreprise)***, which enables employees to transfer the cash equivalent of their rights under the time-savings scheme or their exceptional 2006 bonus to the plan, under certain conditions.

- **An addendum to the end-of-career management agreement of June 1, 2004**, to enable employees born in 1948 to benefit from the agreement and employees born in 1950 to benefit from the Fillon Pension Reform Act.

- **An addendum to the current discretionary profit-sharing agreement** specifying the 2005 budgeted operating profit used to calculate the 2005 profit-sharing.

Job mobility: A text setting out the Company's internal mobility principles and proposing new ones that better anticipate the benefits of Essilor's success and that of its employees was presented to the central works council for review in December 2005. The final document will be distributed in early 2006. More information on job mobility will be provided in this section of the 2006 Reference Document.

Workplace health and safety: Essilor continued to improve workplace health and safety management systems at all production facilities in France and worldwide, with the aim of obtaining OHSAS 18001 certification. No further sites in France were awarded OHSAS 18001 certification during the year. See 9) "Objectives set for foreign subsidiaries" of the Environmental Policy section below for further details of OHSAS 18001 certification, awarded to three sites outside France in 2005.

5) Workplace accidents: in 2005, **40** lost-time accidents and **27** accidents without lost time were reported involving Essilor employees in France, together with **10** lost-time accidents and **5** accidents without lost time involving temporary staff.

Occupational illnesses: 12 cases of occupational illnesses were reported in France in 2005, all corresponding to musculoskeletal illness ("Table 57" illnesses).

6) Training: The Company introduced the new Individual Training Right (*droit individuel à la formation*) scheme in 2005. Dedicated media were used to inform employees and managers about the scheme and the first requests for training – in IT and general culture – were received.

In 2005, the training budget for all French units once again represented **4%** of the total payroll. Essilor's commitment to continually honing the skills of its employees has been reflected for many years now in the amount of resources allocated to training.

The Company's general training policy focuses on providing both group and individual training sessions to increase employees' skill sets and their employability, including:

a. Specific job-related skills, such as techniques and technology, as well as language and computer skills
b. Shared methodologies, such as project management and experience pooling
c. Innovation and sustainable development issues
d. Management and communication skills, an indispensable component of Essilor's matrix-based structure
e. Cross-functional knowledge of Essilor's fields of expertise

Change management is another key training topic and encompasses managing change from both an individual perspective, in the case of job mobility for example, and on a group level, such as adapting to new technology and organization methods.

1,840 Essilor employees in France (**55%** of the total) participated in at least one training session during the year. Nearly **52,000** hours of training were organized in 2005. The increase compared to the previous year reflects widespread training on cross-functional topics such as the role of patents in innovation, eco-design and eco-efficiency, and the use of training as a management tool.

Training was given in six main areas: Communication/Management Skills (22% of training hours, 26% of trainees), Administration/Sales/Management (21% of training hours, 19% of trainees), Essilor Technologies and Techniques (17% of training hours, 13% of trainees), Language Skills (12% of training hours, 13% of trainees), Information Technology and Office Systems (10% of training hours, 14% of trainees) and Environmental Protection/Quality/Workplace Health and Safety (7% of training hours, 12% of trainees).

20 employees attended work-study courses and obtained qualifications (**7%** of training hours).

15 skills assessments were finalized during the year.

As well as its commitment to training employees, for nearly 15 years Essilor has run apprenticeship programs. Each year it takes on more than **40** new apprentices, approximately a quarter of whom ultimately join the Company. In 2005, Essilor managed **141** apprenticeship contracts.

7) Disabled workers: In 2005, Essilor had **130** disabled employees in France, including **100** administrative and production workers, **30** supervisors and **6** managers.

8) Employee welfare programs: In France in 2005, Essilor paid **€4,742,168** to employee benefit plans (health insurance, death/disability insurance) and **€2,594,561** to supplementary pension plans.

The Company's statutory contribution to employee commuting costs amounted to **€2,085,589** and the cost of meal vouchers issued to employees was **€1,043,292**.

The total budget awarded to the various Works Councils to finance employee leisure activities was **€1,319,411**, representing 1.15% of the total payroll in France, and a further **€226,674** were paid to cover the Works Councils' administrative costs.

Match-funding payments to the Vacation Vouchers plan covering 754 employees amounted to **€521,127**.

The 0.45% government housing levy came to **€481,237**.

The cost of employee medical check-ups was **€260,328**.

Essilor also supplies optical equipment to employees, according to specific rules, and pays the cost of long-service awards and optical industry long-service awards, adding a further bonus determined according to a set scale. Lastly, the Company pays days off granted to fathers or mothers to take care of a sick child, according to specific rules.

9) Impact on regional employment and development, use of subcontractors, compliance by subsidiaries with the fundamental conventions of the International Labor Organization (ILO):

In early 2003, Essilor pledged support for the Global Compact initiative, which was launched by the United Nations with the aim of enabling all communities to reap the benefits of globalization and uniting global markets around the key values and practices necessary to meet the world's socio-economic needs. As part of the initiative, the UN Secretary General asked private sector companies and their directors to embrace, support and enact ten universal principles relating to human rights, labor, the environment and anti-corruption. These principles were derived from four different texts: the Universal Declaration of Human Rights, the International Labor Organization's Declaration on Fundamental Principles and Rights at Work, the Rio Declaration on Environment and Development and the United Nations Convention Against Corruption.

Although the fundamental conventions of the International Labor Organization (ILO) have not all been ratified in all of the countries in which Essilor operates, the Company promotes compliance with these principles thanks to its international coordination of human resources at the highest level (Executive Committee) and its regional and business-level management structure. It also monitors the Global Reporting Initiative (GRI) indicators HR4, HR5, HR6 and HR7, which correspond to the four fundamental ILO conventions that inspired four of the ten Global Compact principles.

Essilor participates in the development of the regions where its facilities and laboratories are located, enhancing the skills and quality of life of the men and women employed by the Group and those of their families. More generally, Essilor also contributes to the advancement of the people working and living in its host communities.

Lastly, all production facilities manage human resources information according to the same structure as the social data report (*bilan social*) in France.

In 2005, payments to sub-contractors represented **12%** of purchases.

Essilor has a European Dialogue and Information Committee (EEDIC) which includes representatives from each subsidiary in the European Union countries where the Company conducts direct operations. During the year, the newly elected members of the EEDIC met in Paris. At the meeting, the Chairman and Chief Executive Officer and the President, Europe reviewed Essilor's current situation and future outlook, and Human Resources reported on topics discussed with previous committee members, including the development of training and employee stock ownership in Essilor's European subsidiaries. The EEDIC's executive committee, composed of five members representing the five major regions and a secretary, was also elected during the meeting for a four-year period. The EEDIC members met a second time in Paris and then, in November, at Essilor's Spanish subsidiary in Madrid, where they attended the unveiling of new technology that will be used to manufacture products to be launched in 2006.

Environmental Policy

Essilor is committed to participating in sustainable development initiatives by helping to protect the environment and promoting recyclable products, and to complying fully with all applicable environmental regulations in all host countries throughout the world.

By its very nature, Essilor's business has only a limited impact on the environment. Nevertheless, a voluntary process has long been in place to accurately determine the environmental impact, however slight, of the Company's activities. With around a quarter of a million different products to manage, Essilor's number one enemy is dust. By keeping premises clean and orderly, our environmental management systems contribute significantly to plant efficiency.

1) Consumption of natural resources, waste, discharges and disamenities:

Water: 388,028 cubic meters (2004: 325,240 cubic meters)

Raw materials: The main raw materials used by Essilor in France in 2005 were CR 39 monomers (**801** metric tons) and polycarbonate pellets (**600** metric tons), compared to 670 and 190 metric tons respectively in 2004. The change is due to a significant increase in the production of Airwear recyclable polycarbonate lenses.

Energy: 86.4 GWh. (Electricity: **59.6** GWh, Gas: **26.0** GWh, Fuel oil: **0.8** GWh) (2004: 79.6 GWh).

Selective waste disposal: 100% of Essilor's facilities in France have selective waste disposal systems, in addition to compulsory systems to separate ordinary industrial waste from potentially harmful waste. (2004: 90%)

Waste disposal and cleanup following the closure of the Mouy plant were performed in accordance with current legislation.

Waste water treatment: All the plants in France treat waste water before it is released into the environment. Treatment processes range from simple neutralization, decantation, de-oiling, or a combination of these processes, to complete purification stations.

Toxic matter retention: All chemicals are stored in a manner to prevent polluting products from leaking into the soil or the aquatic environment in case of an accident.

Noise: No complaints concerning noise were received in France in 2005.

Odors: No complaints concerning odors were received in France in 2005.

2) Biological balance, natural environment, and protected species: Essilor's environmental management systems include measures to avoid upsetting the biological balance, or harming the natural environment or protected animal and plant species.

3) Certifications: The three plants in France have ISO 14001-certified environmental management systems (See other ISO 14001 certifications below, in paragraph 9).

4) Compliance: Essilor's environmental management systems include measures to guarantee compliance with all applicable environmental laws and regulations.

5) Environmental expenditure: Expenditure made in 2005 to prevent any damage to the environment totaled **€1,852,000** (2004: €1,199,100).

6) Environmental organization and management systems: The corporate health, safety and environment department provides assistance to the network of local correspondents by telephone, fax and via its intranet site. The department is staffed with experts in the environment, health, safety and ergonomics. With English as its working language, it provides support, assistance and coordination services to all Essilor entities on health, safety and environmental issues.

In line with the Company's decentralized management policy, which focuses on empowering local front-line managers, the individual entities have their own health, safety and environment experts. In 2005, they were all invited to attend an international Environmental, Health and Safety Institute congress, providing an opportunity to share information about their respective experiences, best practices and projects.

Annual target-based action plans are drawn up to help prevent and reduce environmental risks. Lastly, despite the very low risk, each site has set up a structure to deal with pollution incidents that could have consequences – however small – on the environment beyond the site perimeter.

The ISO 14001 program provides for the introduction of an environmental policy at each site. One of the recurring aims of this policy is to improve internal communication and education on environmental issues.

7) Provisions and guarantees: Essilor has not recorded any provisions for environmental risks in 2005. These risks are self-insured.

8) Indemnities: Essilor has not been required to pay any court-ordered indemnities for environmental damage and has not been required to conduct any rehabilitation work.

9) Objectives set for foreign subsidiaries: The main objective for foreign subsidiaries is to comply fully with the applicable regulations.
As part of Essilor's program to set up environmental management systems at all 15 of its production facilities (excluding Nikon-Essilor), **two** plants outside France – India (**1**) and the United States (**1**) – obtained ISO 14001 certification in 2005. All of Essilor's worldwide plants – Brazil (**1**), China (**1**), United States (**2**), France (**3**), India (**1**), Ireland (**2**), Mexico (**1**), the Philippines (**2**), Thailand (**1**) and Puerto Rico (**1**) – were ISO 14001-certified as of December 31, 2005. The Company has now achieved its target of a **100%** environmental management system certification rate for its plants. (2004: 87%)

Essilor is also setting up workplace health and safety management systems at its fifteen plants (excluding Nikon-Essilor). **Four** plants outside France – India (**1**), Ireland (**2**) and Mexico (**1**) – obtained OHSAS 18001 certification in 2005. The plants in Brazil (**1**), China (**1**), France (**2**), India (**1**), Ireland (**2**), Mexico (**1**), the Philippines (**2**) and Thailand (**1**) – were OHSAS 18001-certified as of December 31, 2005. We are on schedule with this program, with a **73%** workplace health and safety management certification rate for our plants. (2004: 47%)

All of Essilor's plants also have ISO 9000:2000 certification for their quality management systems.

Employee Share Ownership
Represented and managed independently and autonomously throughout the world by Valoptec, a French association, Essilor's strong network of active employed shareholders provides the Company with major leverage to achieve sustainable performance, strategic alignment and operating excellence.
Essilor actively encourages employee share ownership, proposing various options to employees according to the country in which they work.
More than **6,000** employees worldwide currently hold Essilor shares.

The information presented in this Reference Document was prepared by
Essilor International's Financial, Legal Affairs and Investor Relations and Financial Communication departments.

Essilor Investor Relations and Financial Communication Department

Véronique Gillet, VP Investor Relations
Essilor International
147 rue de Paris
94227 Charenton Cedex
France

Phone: +33 (0) 1 49 77 42 16 - Fax: +33 (0) 1 49 77 43 24

E-mail: invest@essilor.com - Website: www.essilor.com

ESSILOR INTERNATIONAL
Compagnie Générale d'Optique
147, rue de Paris - 94220 Charenton-le-Pont - France
Tel. +33 (0) 1 49 77 42 24 - Fax +33 (0) 1 49 77 44 20 - www.essilor.com
A French corporation with fully paid up capital of € 56 122 191.70 - Registered under the number 712 049 618 in Créteil, France


essilor